As filed with the Securities and Exchange Commission on December 21, 2020

Registration Nos. 333-[•] and 333-[•]-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WF Card Issuance Trust

(Issuing entity in respect of the Notes)

WF Card Funding, LLC

(Depositor)

(Exact name of registrant as specified in its charter)

Delaware	94-1347393
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-[•]

Central Index Key Number of depositor: 0001833590

WF Card Funding, LLC

(Exact name of depositor as specified in its charter)

Central Index Key Number of sponsor: 0000740906

Wells Fargo Bank, National Association

(Exact name of sponsor as specified in its charter)

WF Card Funding, LLC

550 S. Tryon Street, Floor 10

D1086-103

Charlotte, North Carolina 28202

(866) 263-3059

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeff D. Blake

Senior Company Counsel

Wells Fargo & Company

301 South College Street, 30th Floor

D1053-300

Charlotte, North Carolina 28202

(866) 263-3059

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael H. Mitchell, Esq. Mitchell A. Naumoff, Esq. Chapman and Cutler LLP 1717 Rhode Island Avenue, NW Washington, D.C. 20036 (202) 478-6444 (Counsel to Sponsor and Depositor)	Reed D. Auerbach, Esq. Morgan, Lewis & Bockius LLP 101 Park Ave. New York, NY 10178-0060 (212) 309-6200 (Counsel to Underwriters)

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form SF–3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form SF–3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(a)(b)	Proposed maximum offering price per unit(c)	Proposed maximum aggregate offering price(c)	Amount of registration fee
Notes	$1,000,000	100%	$1,000,000	$109.10

(a)	With respect to any securities issued with original issue discount, the amount to be registered is calculated based on the initial public offering price thereof.

(b)

With respect to any securities denominated in any foreign currency, the amount to be registered shall be the U.S. dollar equivalent thereof based on the prevailing exchange rate at the time such security is first offered.

(c)	Estimated solely for the purpose of calculating the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall subsequently become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

This Registration Statement includes a representative form of prospectus relating to the offering by the WF Card Issuance Trust of a multiple tranche series of asset-backed notes.

3

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is prohibited.

SUBJECT TO COMPLETION DATED [____] [__], 20[__]

Form of Prospectus Dated [_____], 20[__]

Wells Fargo Bank, National Association

Sponsor, Servicer, Calculation Agent and Originator (CIK: 0000740906)

WF Card Funding, LLC

Transferor and Depositor (CIK: 0001833590)

WF Card Issuance Trust

Issuing Entity (CIK: 0001833494)

WFCardSeries

The issuing entity will issue and sell:	Class [•](20[•]-[•]) Notes
Principal amount	$[•]
Interest rate	[[•]-month LIBOR plus][•]% per year [(determined as described in this prospectus)1]
Interest payment dates	[•]th day of each month, beginning in [•] 20[•]
Expected principal payment date	[•] [•], 20[•]
Legal maturity date	[•] [•], 20[•]
Expected issuance date	[•] [•], 20[•]
Price to public	$[•] (or [•]%)
Underwriting discount	$[•] (or [•]%)
Proceeds to the issuing entity	$[•] (or [•]%)

[1The interest rate for the Class [•](20[•]-[•]) notes will be a rate initially based on [•]-month LIBOR; however, LIBOR may be replaced as the applicable benchmark upon the occurrence of a benchmark transition event and related benchmark replacement date. See “Prospectus Summary—Interest Payments” in this prospectus for more information.]

The Class [•](20[•]-[•]) notes are a tranche of the Class [•] notes of the WFCardSeries [and will be offered by the underwriters to investors at varying prices to be determined at the applicable time of sale. The compensation of the underwriters will be a commission representing the difference between the purchase price for the Class [•](20[•]-[•]) notes paid to the issuing entity and the proceeds from the sales of the Class [•](20[•]-[•]) notes paid to the underwriters by investors].

[Subordination: [Interest and principal on the Class B notes of the WFCardSeries are subordinated to payments on the Class A notes as described in this prospectus.][Interest and principal on the Class C notes of the WFCardSeries are subordinated to payments on the Class A notes and the Class B notes as described in this prospectus.]]

Credit Enhancement: [Interest and principal on the Class B notes, the Class C notes and the Class D notes of the WFCardSeries are subordinated to payments on the Class A notes as described in this prospectus.][Interest and principal on the Class C notes and the Class D notes of the WFCardSeries are subordinated to payments on the Class A notes and the Class B notes as described in this prospectus.][Interest and principal on the Class D notes are subordinated to payments on the Class A notes, the Class B notes and the Class C notes as described in this prospectus.][The Class C(20[•]-[•]) notes will have the benefit of a Class C reserve subaccount as described in this prospectus.]

[The Class [•](20[•]-[•]) notes will have the benefit of a [type of derivative agreement] provided by [Name of Provider], as derivative counterparty.]

You should consider the discussion under “Risk Factors” beginning on page 45 of this prospectus before you purchase any notes.

The primary assets of the issuing entity are receivables arising in a portfolio of unsecured consumer revolving credit card accounts.

The notes are obligations of the issuing entity only and are not obligations of WF Card Funding, LLC, Wells Fargo Bank, National Association, their affiliates, or any other person.

The notes of all series are secured by a shared security interest in (i) the receivables and other related assets held by the issuing entity, (ii) the collection account, and (iii) the excess funding account, but each tranche of notes is entitled to the benefits of only that portion of the assets allocated to it under the indenture and the indenture supplement. Noteholders will have no recourse to any other assets of the issuing entity for payment of the WFCardSeries notes.

The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the SEC nor any state securities commission has approved or disapproved the notes or determined that this prospectus is truthful, accurate or complete. Any representation to the contrary is a criminal offense.

Underwriters

Wells Fargo Securities, LLC
[•]
[•]

Information Presented in this Prospectus

WF Card Issuance Trust will issue notes in series and we expect that most series will consist of multiple classes and that most classes will consist of multiple tranches. As of the issuance date for your notes, the WFCardSeries [will be][is] the only issued and outstanding series of WF Card Issuance Trust. The Class [•](20[•]-[•]) notes are a tranche of the Class [•] notes of the WFCardSeries. This prospectus describes the specific terms of your series, class and tranche of notes and also provides general information about other series, classes and tranches of notes that have been or may be issued from time to time. Other series, classes and tranches of WF Card Issuance Trust notes, including other tranches of notes that are included in the WFCardSeries as a part of the Class [•] notes or other notes that are included in the Class [•](20[•]-[•]) tranche, may be issued by WF Card Issuance Trust in the future without the consent of, or prior notice to, any noteholders. No series, class or tranche of notes, other than the Class [•](20[•]-[•]) notes, is being offered pursuant to this prospectus. See “Annex III: Outstanding Series, Classes and Tranches of Notes” in this prospectus for information on the notes in the WFCardSeries expected to be outstanding on the issuance date for the Class [•](20[•]-[•]) notes.

Currently, the primary asset of WF Card Issuance Trust is receivables arising in selected Visa and American Express revolving credit card accounts and, in the future, could include receivables arising in selected revolving credit card accounts of one or more other major card payment networks, including Mastercard.

You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on its cover.

We are not offering the Class [•](20[•]-[•]) notes in any state where the offer is not permitted.

Information regarding certain entities that are not affiliates of Wells Fargo Bank, National Association or WF Card Funding, LLC has been provided in this prospectus. See in particular “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—U.S. Bank National Association,” “—Wilmington Trust, National Association” and “—Clayton Fixed Income Services LLC.” The information contained in those sections of this prospectus was prepared solely by the party described in that section without the involvement of Wells Fargo Bank, National Association, WF Card Funding, LLC or any of their affiliates.

Wells Fargo Securities, LLC, one of the underwriters of the Class [•](20[•]-[•]) notes, is an affiliate of Wells Fargo Bank, National Association, WF Card Funding, LLC and WF Card Issuance Trust. See “Underwriting (Plan of Distribution, Conflicts of Interest and Proceeds).”

We include cross-references in this prospectus to captions in these materials where you can find further related discussions. The Table of Contents in this prospectus provides the pages on which these captions are located.

Parts of this prospectus use defined terms. You can find a listing of defined terms in the “Glossary of Defined Terms” beginning on page 211.

Prohibition of Sales to Retail Investors in the European Economic Area or the United Kingdom

The Class [•](20[•]-[•]) notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (known as the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (known as the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Class [•](20[•]-[•]) notes or otherwise making them available to retail investors in the EEA or the UK has been prepared and therefore offering or selling the Class [•](20[•]-[•]) notes or otherwise making them available to any retail investor in the EEA or the UK may be unlawful under the PRIIPs Regulation.

MiFID II Product Governance

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Class [•](20[•]-[•]) notes has led to the conclusion that: (i) the target market for the Class [•](20[•]-[•]) notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Class [•](20[•]-[•]) notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Class [•](20[•]-[•]) notes (a distributor) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Class [•](20[•]-[•]) notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

EU Due Diligence and Risk Retention Rules Considerations

Article 5 of Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 (the “EU Securitization Regulation”) places certain restrictions and conditions on investments in securitizations (as defined in the EU Securitization Regulation) by “institutional investors,” defined to include (a) credit institutions or investment firms as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “CRR”), (b) insurance undertakings or reinsurance undertakings as defined in Directive 2009/138/EC, as amended, (known as “Solvency II”), (c) alternative investment fund managers (“AIFMs”) as defined in Directive 2011/61/EU (known as the AIFMD) that manage or market alternative investment funds in the EU or the UK, (d) certain undertakings for the collective investments in transferable securities (“UCITS”) management companies, as defined in Directive 2009/65/EC, as amended (known as the “UCITS Directive”), or internally managed UCITS, which are investment companies that are authorized in accordance with that Directive and have not designated such management companies for their management, and (e) with certain exceptions, institutions for occupational retirement provision (“IORP”) falling within the scope of Directive (EU) 2016/2341, or investment managers or authorized entities appointed by such institutions for occupational retirement provision as provided in that Directive. Pursuant to Article 14 of the CRR, those conditions also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the CRR.

The EU Securitization Regulation has direct effect in member states of the European Union (the “EU”) and is expected to be implemented by national legislation in other countries in the European Economic Area (the “EEA”). In addition, notwithstanding that the United Kingdom (the “UK”) is no longer a member of the EU, the European Securitization Regulation continues to apply in the UK, pursuant to the withdrawal agreement between the EU and the UK, for the duration of a transition period (the “Transition Period”) which is expected to end on December 31, 2020.

Under the terms and conditions of the [underwriting agreement][EU risk retention agreement] for these Class [•](20[•]-[•]) notes, with reference to Articles 5 and 6 of the EU Securitization Regulation, together with any relevant regulatory technical standards and implementing technical standards adopted by the European Commission and any guidance published by the European Union supervisory authorities with respect thereto or to precedent legislation (together, “delegated regulations and guidance”), each as in effect and applicable on the date of the issuance of the Class [•](20[•]-[•]) notes (referred to, collectively, as the “EU due diligence and risk retention rules”), Wells Fargo Bank, National Association covenants and agrees that:

(i)

as “originator” under subsection (a) of Article 2(3) of the EU Securitization Regulation, it currently retains, and on an ongoing basis will retain, a material net economic interest that is not less than five per cent of the nominal value of the securitized exposures (measured at origination), in a form that is intended to qualify as an originator’s interest as provided in option (b) of Article 6(3) of the EU Securitization Regulation, by holding all the membership interest in WF Card Funding, LLC, which in turn holds all or part of the Transferor Interest;

(ii)

it will not (and will not permit WF Card Funding, LLC or any of its other affiliates to) sell, transfer or otherwise surrender all or part of the rights, benefits or obligations arising from the retained interest or subject it to any credit risk mitigation or hedging, except to the extent permitted under the EU Securitization Regulation (as supplemented by applicable delegated regulations and guidance) (or any equivalent or similar requirements);

(iii)

it will not change the retention option or the method of calculating its net economic interest in the securitized exposures while the Class [•](20[•]-[•]) notes are outstanding, except under exceptional circumstances in accordance with the EU Securitization Regulation (as supplemented by applicable delegated regulations and guidance) (or any equivalent or similar requirements); and

(iv)

it will provide ongoing confirmation of its continued compliance with its obligations in clauses (i) and (ii) in this paragraph in or concurrently with the delivery of each monthly noteholders’ statement.

Wells Fargo Bank, National Association is not subject to the EU due diligence and risk retention rules or other provisions of the EU Securitization Regulation and, other than as set forth in the [underwriting agreement][EU risk retention agreement] (as summarized in the previous paragraph), Wells Fargo Bank, National Association does not undertake to take any further action to comply (or to enable affected investors to comply) with the EU due diligence and risk retention rules or other provisions of the EU Securitization Regulation (or any such equivalent or similar requirements), including the delivery of any information beyond that contained in or provided with the monthly noteholders’ statements. In particular, Wells Fargo Bank, National Association does not make any undertaking to comply with the transparency requirements in Article 7 of the EU Securitization Regulation (or any equivalent or similar requirements) or to comply with any amendments, supplements or other modifications to the EU due diligence and risk retention rules that may occur after the expected issuance date of the Class [•](20[•]-[•]) notes. Accordingly, none of Wells Fargo Bank, National Association, WF Card Funding, LLC, WF Card Issuance Trust, the owner trustee, the indenture trustee, the paying agent, the note registrar, any of the underwriters, or any of their respective affiliates makes any representation or gives any assurance that the matters set forth in the previous paragraph and the information given in this prospectus or pursuant to the transaction documents are or will be sufficient for compliance by affected investors with the requirements and criteria set out in the EU due diligence and risk retention rules (or any equivalent or similar requirements). Additionally, in no event shall the indenture trustee, the paying agent or the note registrar have any responsibility to monitor compliance with, calculate, provide or otherwise make available information or documents required by EU due diligence and risk retention rules or other provisions of the EU Securitization Regulation (or any equivalent rules or similar requirements). None of the indenture trustee, the paying agent or the note registrar shall be charged with knowledge of such rules and will not be liable to any party for a violation of such rules or regulations now or hereinafter in effect. Failure by affected investors to comply with one or more of the requirements set out in the EU due diligence and risk retention rules (or any equivalent or similar requirements) may result, among other things, in the imposition of a penalty regulatory capital charge through additional risk weights levied in respect of the notes acquired by applicable noteholders that are subject to the EU due diligence and risk retention rules (or any equivalent or similar requirements), or in the imposition of other regulatory sanctions. Prospective noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment and compliance with the applicable EU due diligence and risk retention rules (or any equivalent or similar requirements).

In addition, it is currently expected that, with effect from the end of the Transition Period, (i) the EU Securitization Regulation will cease to be applicable in the UK, and (ii) certain similar UK legislation (the “UK Securitization Rules”) will take effect. The UK Securitization Rules, in broad terms (and among other things), would impose upon relevant UK-established or UK-regulated persons certain restrictions and obligations similar in nature to those imposed by the EU Securitization Regulation as of the end of the Transition Period. However, the restrictions and obligations to be imposed by the UK Securitization Rules would, in certain respects, be in different terms to the corresponding restrictions and obligations currently imposed by the EU Securitization Regulation, and such differences may, in certain cases, be material for investors, originators and other parties. In addition, the UK Securitization Rules, in their current form, do not include any general transitional (or “grandfathering”) provision, by which a person who is in compliance with the EU Securitization Regulation in respect of any securitization immediately before the end of the Transition Period would be deemed to be in compliance with the UK Securitization Rules in respect of such securitization following the end of the Transition Period. It is possible that the UK Securitization Rules may not be brought into force, and may be amended before or after they take effect.

If, at any time, any noteholder or prospective investor requires any action to be taken for purposes of its compliance with the UK Securitization Rules, no party to the transaction described in this prospectus will be obligated to take any such action, except to the extent that it is otherwise obligated to do so, as described in this prospectus. No such party gives any assurance as to any person’s ability to comply, at any time, with any requirement of the UK Securitization Rules, or shall have any liability to any person in respect of any non-compliance, or inability to comply, with any requirement of the UK Securitization Rules.

Prospective investors are themselves responsible for monitoring and assessing changes to the EU Securitization Rules and the UK Securitization Rules and their regulatory capital requirements.

Volcker Rule Considerations

WF Card Issuance Trust is not now, and immediately following the issuance of the Class [•](20[•]-[•]) notes pursuant to the indenture will not be, a “covered fund” for purposes of regulations adopted under Section 13 of the Bank Holding Company Act of 1956, commonly known as the “Volcker Rule.” In reaching this conclusion, although other statutory or regulatory exclusions or exemptions under the Investment Company Act of 1940, as amended, or the Volcker Rule may be available, we have relied on the exclusion from registration set forth in Rule 3a-7 under the Investment Company Act.

Forward-Looking Statements

This prospectus, including information incorporated by reference in this prospectus, may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended. Such statements are subject to risks and uncertainties. Actual conditions, events or results may differ materially from those set forth in such forward-looking statements. Words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “could” or similar expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any such statements. Factors which could cause the actual financial and other results to differ materially from those projected by us in forward-looking statements include, but are not limited to, the following:

●

the effect of the coronavirus disease (COVID-19) pandemic, including on WFBNA’s business operations, as well as its impact on general economic and financial market conditions and on cardholder use and payment patterns;

●	local, regional and national business, political or economic conditions may differ from those expected;

●	the effects and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board, may adversely affect Funding’s or WFBNA’s business;

●	the timely development and acceptance of new products and services may be different than anticipated;

●

technological changes instituted by Funding or WFBNA and by persons who may affect Funding’s or WFBNA’s business may be more difficult to accomplish or more expensive than anticipated or may have unforeseen consequences;

●	the ability to increase market share and control expenses may be more difficult than anticipated;

●	competitive pressures among financial services companies may increase significantly;

●	Funding’s or WFBNA’s reputation risk arising from negative public opinion;

●

changes in laws and regulations, including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder, may adversely affect Funding, WFBNA or their respective businesses;

●	changes in accounting policies and practices, as may be adopted by regulatory agencies and the Financial Accounting Standards Board, may affect expected financial reporting or business results;

●	the costs, effects and outcomes of litigation may adversely affect Funding, WFBNA or their businesses;

●	Funding or WFBNA may not manage the risks involved in the foregoing as well as anticipated; and

●	a failure in or breach of WFBNA’s operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attack.

- i -

(continued)

- ii -

(continued)

- iii -

(continued)

- iv -

(continued)

- v -

(continued)

- vi -

The Class [•](20[•]-[•]) Notes

Summary of Terms

This summary does not contain all the information you may need to make an informed investment decision. You should read this prospectus in its entirety before you purchase any notes.

Only the Class [•](20[•]-[•]) notes are being offered through this prospectus. Other series, classes and tranches of WF Card Issuance Trust notes, including other tranches of notes that are included in the WFCardSeries as a part of the Class [•] notes or other notes that are included in the Class[•](20[•]-[•]) tranche, may be issued by WF Card Issuance Trust in the future without the consent of, or prior notice to, any noteholders. See “Annex III: Outstanding Series, Classes and Tranches of Notes” in this prospectus for information on the notes in the WFCardSeries expected to be outstanding on the issuance date for the Class [•](20[•]-[•]) notes.

Transaction Parties
Issuing Entity of the Notes	WF Card Issuance Trust (“issuing entity” or “trust”)
Sponsor, Servicer, Originator and Calculation Agent	Wells Fargo Bank, National Association (“WFBNA”)
Transferor and Depositor	WF Card Funding, LLC (“Funding” or “transferor”)
Indenture Trustee	U.S. Bank National Association
Paying Agent and Note Registrar	WFBNA
Owner Trustee	Wilmington Trust, National Association
Asset Representations Reviewer	Clayton Fixed Income Services LLC
[Derivative Counterparty]	[Name of Derivative Counterparty]

Assets
Primary Assets of the Issuing Entity	Receivables in unsecured consumer revolving credit card accounts
Receivables (as of beginning of the day on [•] [•], 20[•])	Principal receivables: $[•] Finance charge receivables: $[•]

Asset Backed Securities Offered	Class [•](20[•]-[•])
Class	Class [•]
Series	WFCardSeries
Initial Principal Amount	$[•]
Initial Nominal Liquidation Amount	$[•]
Expected Issuance Date	[•] [•], 20[•]
[Subordination	[The Class B(20[•]-[•]) notes will be subordinated to the Class A notes.][The Class C(20[•]-[•]) notes will be subordinated to the Class A notes and the Class B notes.]]
[Credit Enhancement

[Subordination of the Class B notes, the Class C notes and the Class D notes][Subordination of the Class C notes and the Class D notes][Subordination of the Class D notes][Additional credit enhancement for the Class C(20[•]-[•]) notes will be provided by the Class C reserve subaccount.]]

[Credit Enhancement Amount	Required Subordinated Amount]
[Required Subordination Amount of Class B Notes	Applicable required subordination percentage of Class B notes multiplied by the adjusted outstanding dollar principal amount of the Class A(20[•]-[•]) notes.]

[Required Subordination Percentage of Class B Notes

[•]%. However, see “Prospectus Summary—WFCardSeries Required Subordinated Amount” and “The Notes—Required Subordinated Amount” for a discussion of the calculation of the applicable stated percentage and the method by which the applicable stated percentage may be changed in the future.]

[Required Subordinated Amount of Class C Notes

[Applicable required subordination percentage of Class C notes multiplied by the adjusted outstanding dollar principal amount of the Class A(20[•]-[•]) notes.][An amount equal to [•]% of the adjusted outstanding dollar principal amount of the Class B(20[•]-[•]) notes that are not providing credit enhancement to the Class A notes, plus 100% of the adjusted outstanding dollar principal amount of the Class B(20[•]-[•]) notes’ pro rata share of the Class A required subordinated amount of Class C notes for all Class A notes. See “The Notes—Required Subordinated Amount” for a discussion of the calculation of the Class B(20[•]-[•]) notes’ required subordinated amount of Class C notes, and the method by which that calculation may be changed in the future.]]

[Required Subordinated Percentage of Class C Notes

[•]%. However, see “Prospectus Summary—WFCardSeries Required Subordinated Amount” and “The Notes—Required Subordinated Amount” for a discussion of the calculation of the applicable stated percentage and the method by which the applicable stated percentage may be changed in the future.]

[Required Subordinated Amount of Class D Notes

[Applicable required subordination percentage of Class D notes multiplied by the adjusted outstanding dollar principal amount of the Class A(20[•]-[•]) notes.][An amount equal to [•]% of the adjusted outstanding dollar principal amount of the Class B(20[•]-[•]) notes that are not providing credit enhancement to the Class A notes, plus 100% of the adjusted outstanding dollar principal amount of the Class B(20[•]-[•]) notes’ pro rata share of the Class A required subordinated amount of Class D notes for all Class A notes. See “The Notes—Required Subordinated Amount” for a discussion of the calculation of the Class B(20[•]-[•]) notes’ required subordinated amount of Class D notes, and the method by which that calculation may be changed in the future.][An amount equal to [•]% of the adjusted outstanding dollar principal amount of the Class C(20[•]-[•]) notes that are not providing credit enhancement to the Class A notes or the Class B notes, plus 100% of the adjusted outstanding dollar principal amount of the Class C(20[•]-[•]) notes’ pro rata share of the Class A required subordinated amount of Class D notes for all Class A notes, plus 100% of the adjusted outstanding dollar principal amount of the Class C(20[•]-[•]) notes’ pro rata share of the Class B required subordinated amount of Class D notes for all Class B notes. See “The Notes—Required Subordinated Amount” for a discussion of the calculation of the Class C(20[•]-[•]) notes’ required subordinated amount of Class D notes, and the method by which that calculation may be changed in the future.]]

[Required Subordinated Percentage of Class D Notes

[•]%. However, see “Prospectus Summary—WFCardSeries Required Subordinated Amount” and “The Notes—Required Subordinated Amount” for a discussion of the calculation of the applicable stated percentage and the method by which the applicable stated percentage may be changed in the future.]

Accumulation Reserve Account Targeted Deposit

[0.5%] of the outstanding dollar principal amount of the Class [•](20[•]-[•]) notes; provided, however, that if the Class [•](20[•]-[•]) notes require only one budgeted deposit to accumulate and pay the principal of the Class [•](20[•]-[•]) notes on the expected principal payment date, the accumulation reserve account targeted deposit will be zero. See “Prospectus Summary—WFCardSeries Accumulation Reserve Account” for a description of how the accumulation reserve account targeted deposit can be changed.

[Class C Reserve Account Targeted Deposit	Nominal liquidation amount of all [WFCardSeries notes multiplied by the applicable funding percentage.]]

[Funding Percentage	Three month average excess available funds	Funding %
	[•]% or greater	[•]%
	[•]% to [•]%	[•]%
	[•]% to [•]%	[•]%
	[•]% to [•]%	[•]%
	[•]% to [•]%	[•]%
	[•]% to [•]%	[•]%
	[•]% or less	[•]%

Increases in the funding percentage will lead to a larger targeted deposit to the Class C reserve account, and therefore also to the related Class C reserve subaccount for the Class C(20[•]-[•]) notes. Funds on deposit in the Class C reserve subaccount will be available to cover shortfalls in interest and principal on the Class C(20[•]-[•]) notes. However, amounts on deposit in the Class C reserve subaccount may have been reduced due to withdrawals to cover shortfalls in interest or principal due in prior periods. In addition, the Class C reserve subaccount may not be fully funded if Available Funds after giving effect to prior required deposits are insufficient to make the full targeted deposit into the Class C reserve subaccount.]

[Excess Available Funds Percentage	Excess of Portfolio Yield over Base Rate. See “Prospectus Summary—WFCardSeries Class C Reserve Account.”]

[[Asset-Backed Securities][Other Interests] Not Offered	[Description of [asset backed securities][other interests] not offered by this prospectus.]]

Interest
Interest Rate

[London interbank offered rate for U.S. dollar deposits (“LIBOR”) for a [•]-month period (“[•]-month LIBOR”) as of each interest rate determination date plus][•]% per year [, provided that, upon the occurrence of a benchmark transition event and related benchmark replacement date as described in “Prospectus Summary—Interest Payments,” the interest rate will be the applicable benchmark replacement plus][[•]% per year][1]

1 LIBOR may be replaced with another benchmark index for floating rate tranches, in which case we will disclose the specific index that will be used to determine interest payments for floating rate tranches. The issuing entity will not issue and sell any LIBOR-based floating rate Class [•](20[•]-[•]) notes with a scheduled principal payment date that goes past the “Benchmark Replacement Date” as determined pursuant to the “ARRC Recommendation Regarding More Robust Fallback Language for New Issuances of LIBOR Securitizations.”

[Interest Rate Determination Dates

[•] [•], 20[•] for the period from and including the issuance date to but excluding [•] [•], 20[•], and for each interest accrual period thereafter, the date that is (i) while the applicable benchmark for determining the interest rate for the Class [•](20[•]-[•]) notes is [•]-month LIBOR, two London Business Days prior to the interest payment date on which such interest accrual period commences and (ii) at any other time, two Business Days prior to the interest payment date on which such interest accrual period commences.]

Distribution Dates	The [•]th day of each calendar month (or the next Business Day if the [•]th is not a Business Day)
[London Business Day	London, New York, New York, Wilmington, Delaware, Minneapolis, Minnesota and Charlotte, North Carolina banking day.]
Interest Accrual Method	[Actual][30]/360
Interest Accrual Periods

Each interest accrual period will begin on and include an interest payment date and end on but exclude the next interest payment date. However, the first interest accrual period will begin on and include the issuance date for the Class [•](20[•]-[•]) notes and end on but exclude the first interest payment date for the Class [•](20[•]-[•]) notes, [•] [•], 20[•].

Interest Payment Dates	Each distribution date starting on [•] [•], 20[•]
First Interest Payment Date	[•] [•], 20[•]
[First Interest Payment	$[•]]
Business Day	New York, New York, Minneapolis, Minnesota, Wilmington, Delaware, and Charlotte, North Carolina banking day.

Principal
Expected Principal Payment Date	[•] [•], 20[•]
Legal Maturity Date	[•] [•], 20[•]
Revolving Period End	Between 12 and 1 months prior to expected principal payment date.

Servicing Fee	2% of the average amount of principal receivables in the issuing entity during a monthly period.

[Derivative Agreement

The Class [•](20[•]-[•]) notes will have the benefit of an interest rate swap agreement (referred to as the derivative agreement) provided by [Name of Derivative Counterparty], as derivative counterparty. Under the derivative agreement, for each Transfer Date:

●   the derivative counterparty will make a payment to the issuing entity, based on the outstanding dollar principal amount of the Class [•](20[•]-[•]) notes, at a rate equal to [•]% per year; and

●   the issuing entity will make a payment to the derivative counterparty, based on the outstanding dollar principal amount of the Class [•](20[•]-[•]) notes, at a rate not to exceed the benchmark (for the related interest accrual period) plus [•]% per year.

For a more detailed discussion of the derivative agreement, see “Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](20[•]-[•]) Notes.”]

[Derivative Counterparties

Add name, organizational form and general character of the business of any derivative counterparty to the extent required. Disclose other information regarding the derivative counterparty as required, including, but not limited to, a description of any material affiliations or business agreements/arrangements with any other material transaction party.]

Early Redemption Events

Early redemption events applicable to the Class [•](20[•]-[•]) notes include the following: (i) the occurrence of the expected principal payment date for such notes; (ii) Funding becomes unable to transfer any receivable in accordance with the transfer agreement or WFBNA becomes unable to transfer such receivable to Funding in accordance with the receivables purchase agreement; (iii) the issuing entity becoming an “investment company” within the meaning of the Investment Company Act of 1940, as amended; (iv) each of the early redemption events listed in the indenture supplement, as described under “The Indenture—WFCardSeries Early Redemption Events” in this prospectus; (v) an Insolvency Event shall occur with respect to WFBNA; [and] (vi) an Insolvency Event shall have occurred with respect to Funding[; and (vii) specify any other early redemption event]. See “The Indenture—WFCardSeries Early Redemption Events” in this prospectus.

[In addition to the events identified as early redemption events above, the occurrence of a derivative agreement termination will also be an early redemption event with respect to the Class [•](20[•]-[•]) notes.

The occurrence of an early redemption event described in each of the clauses above [(other than clause (iii))] will be an accumulation event with respect to the Class [•](20[•]-[•]) notes. If an accumulation event occurs and an acceleration event has not occurred, principal payment on the Class [•](20[•]-[•]) notes will be made as scheduled on the expected principal payment date. See “The Class [•](20[•]-[•]) Notes—Early Redemption of Notes.”

The occurrence of an early redemption event [other than clause (iii) above], or an event of default and acceleration with respect to the Class [•](20[•]-[•]) notes, will be an acceleration event with respect to the Class [•](20[•]-[•]) notes. If an acceleration event occurs, principal payments on the Class [•](20[•]-[•]) notes will be made on the third [London] Business Day following the distribution date occurring in each succeeding month until the Class [•](20[•]-[•]) termination date. See “The Class [•](20[•]-[•]) Notes—Early Redemption of Notes.”]

Events of Default

Events of default applicable to the Class [•](20[•]-[•]) notes include the following: (i) the issuing entity’s failure, for a period of 35 days, to pay interest upon such notes when such interest becomes due and payable; (ii) the issuing entity’s failure to pay the principal amount of such notes on the applicable legal maturity date; (iii) the issuing entity’s default in the performance, or breach, of any other of its covenants or warranties, as discussed in this prospectus; and (iv) the occurrence of an insolvency event with respect to the issuing entity. See “The Indenture—Events of Default” in this prospectus.

[In addition to the events identified as events of default above, the events of default applicable to the Class [•](20[•]-[•]) notes include: (i) following a derivative agreement termination, the issuing entity’s failure, for a period of 35 days, to deposit the applicable dollar interest payment into the interest funding subaccount for the Class [•](20[•]-[•]) notes on the applicable transfer date; and (ii) following a derivative agreement termination, the issuing entity’s failure to pay both (a) [currency] interest upon such notes when such [currency] interest becomes due and payable and (b) the principal amount of such notes on the legal maturity date. See “The Class [•](20[•]-[•]) Notes—Events of Default.”]

Optional Redemption	If the nominal liquidation amount is less than 5% of the highest outstanding dollar principal amount.

ERISA Eligibility

Yes, subject to important considerations described under “Benefit Plan Investors” in this prospectus (investors are cautioned to consult with their counsel). By purchasing the Class [•](20[•]-[•]) notes, each investor purchasing on behalf of employee benefit plans or individual retirement accounts will be deemed to certify that the purchase and subsequent holding of the notes by the investor would not cause a nonexempt prohibited transaction under ERISA and/or Section 4975 of the Internal Revenue Code.

Tax Treatment

Debt for U.S. federal income tax purposes, subject to important considerations described under “Federal Income Tax Consequences” in this prospectus (investors are cautioned to consult with their tax counsel).

[Stock Exchange Listing

The issuing entity will apply to list the Class [•](20[•]-[•]) notes on a stock exchange in Europe. The issuing entity cannot guarantee that the application for the listing will be accepted or that, if accepted, the listing will be maintained. To determine whether the Class [•](20[•]-[•]) notes are listed on a stock exchange you may contact the issuing entity c/o Wilmington Trust, National Association, 1100 North Market Street, Wilmington, Delaware 19890-0001, telephone number: 302-636-6000.]

Clearing and Settlement	DTC/Clearstream/Euroclear

Prospectus Summary

This summary does not contain all the information you may need to make an informed investment decision. You should read this prospectus in its entirety before you purchase any notes.

Securities Offered

The issuing entity may periodically offer notes in one or more series, classes, or tranches. The notes will be issued pursuant to an indenture between the issuing entity and U.S. Bank National Association, as indenture trustee. Each series of notes will be issued pursuant to a supplement to the indenture between the issuing entity and the indenture trustee.

The issuing entity is offering only the Class [•](20[•]-[•]) notes by means of this prospectus. The Class [•](20[•]-[•]) notes are part of a series of notes called the WFCardSeries. As of the date of this prospectus, the WFCardSeries [will be][is] the only issued and outstanding series of the issuing entity. See “Annex III: Outstanding Series, Classes and Tranches of Notes” in this prospectus for information on the notes in the WFCardSeries expected to be outstanding on the issuance date for the Class [•](20[•]-[•]) notes. The WFCardSeries [will consist][consists] of Class A notes, Class B notes, Class C notes, and Class D notes. The Class [•](20[•]-[•]) notes are a tranche of Class [•] notes of the WFCardSeries. When issued, the Class [•](20[•]-[•]) notes will be issued by, and obligations of, the issuing entity.

On the expected issuance date, the Class [•](20[•]-[•]) notes are expected to be the [•] tranche of Class [•] notes currently outstanding in the WFCardSeries.

Risk Factors

Investment in the Class [•](20[•]-[•]) notes involves risks, including business risks, legal and regulatory risks, and transaction structure risks, most of which could result in accelerated, delayed or reduced payments on your notes. We have summarized these risks below and described them more fully under the heading “Risk Factors,” beginning on page 45 in this prospectus. You should consider these risks carefully.

Business Risks Relating to WFBNA’s Credit Card Business

●

The COVID-19 pandemic has adversely impacted, and may continue to adversely impact, cardholder use, payment patterns and the performance of the credit card receivables, which may impact the timing and amount of collections.

●

WFBNA may be subject to cyber-attacks and other security breaches that could have a material adverse effect on its business and results of operations, including its ability to service its credit card accounts, originate new credit card accounts or generate new receivables.

●	Competition in the credit card and consumer lending industry may result in a decline in WFBNA’s ability to generate new receivables.

●	Payment patterns of cardholders may not be consistent over time.

●	WFBNA may change the terms of the credit card accounts in a way that reduces or slows collections.

●	Yield and payments on the receivables could decrease.

Insolvency and Security Interest Risks

●

The conservatorship, receivership, bankruptcy or insolvency of WFBNA, the transferor, the issuing entity, or any of their affiliates, or of other parties to the transactions, could result in accelerated, delayed, or reduced payments to you.

●	Some interests could have priority over the indenture trustee’s interest in the receivables.

●	The indenture trustee may not have a perfected interest in collections and interchange commingled by each of, respectively, the servicer and WFBNA with its own funds.

Other Legal and Regulatory Risks

●	WFBNA is subject to regulatory supervision and regulatory action could result in losses or delays in payment.

●

Changes to consumer protection laws, including in their application or interpretation, may impede origination or collection efforts, change cardholder use patterns, or alter timing and amount of collections.

●	Changes to federal or state bankruptcy or debtor relief laws may impede collection efforts or alter timing and amount of collections.

●	Financial regulatory reforms could have a significant impact on the issuing entity, Funding or WFBNA.

●	WFBNA, Funding and the issuing entity could be named as defendants in litigation, resulting in increased expenses and greater risk of loss on your notes.

●	Certain EEA Regulated Investors are Subject to Due Diligence and Risk Retention Requirements Applicable to the Notes.

Transaction Structure Risks

●	[Interest on your notes will be calculated using a reference rate other than [•]-month LIBOR if a Benchmark Transition Event and related Benchmark Replacement Date occur.]

●	[The interest rate for your notes may be calculated using alternative methods if LIBOR is no longer quoted and may be calculated using a different benchmark if LIBOR is discontinued.]

●	[Regulation, reform and the potential or actual discontinuation of “benchmarks,” including LIBOR, may adversely affect the value of, return on and trading market for your notes.]

●	[The Benchmark Replacement is uncertain and may not be a suitable replacement for [•]-month LIBOR.]

●	[The rate of interest on the Notes may be determined by reference to a Benchmark Replacement even if [•]-month LIBOR continues to be published.]

●	[The Calculation Agent will make determinations with respect to your notes that could affect the value of and return on your notes.]

●

[Interest on your notes will be calculated using alternative methods if [•]-month LIBOR is not quoted on a particular day and a Benchmark Transition Event and related Benchmark Replacement Date have not occurred.]

●	[WFBNA or its affiliates may publish research regarding benchmark rates that could affect the market value of your notes.]

●	[Negative benchmark rate would reduce the rate of interest on your notes.]

●	The note interest rate and the receivables interest rate may reset at different times or fluctuate differently.

●	Allocations of defaulted principal receivables and reallocation of Available Principal Amounts could result in a reduction in payment on your notes.

●	Only some of the assets of the issuing entity are available for payments on any tranche of notes.

●	Class B notes, Class C notes and Class D notes are subordinated and bear losses before Class A notes.

●	Payment of Class B notes, Class C notes and Class D notes may be delayed or reduced due to the subordination provisions.

●	Class A, Class B and Class C notes of the WFCardSeries can lose their subordination under some circumstances.

●

Addition of credit card accounts to the issuing entity and attrition of credit card accounts and receivables from the issuing entity may decrease the credit quality of the assets securing the repayment of your notes.

●	WFBNA may not be able to generate new receivables or designate new credit card accounts to the issuing entity when required by the transfer agreement.

●	If representations and warranties relating to the receivables are breached, payments on your notes may be reduced.

●

The objective of the asset representations review process is to independently identify noncompliance with a representation or warranty concerning the receivables but no assurance can be given as to its effectiveness.

●	Issuance of additional notes may affect your voting rights and the timing and amount of payments to you.

●

You may have limited or no ability to control actions under the indenture, transfer agreement, and servicing agreement. This may result in, among other things, payment of principal on your notes earlier or later than might otherwise have been in your interest.

●	If an event of default occurs, your remedy options may be limited and you may not receive full payment of principal and accrued interest.

●	[The derivative agreement can affect the amount of credit enhancement available to the Class [•](20[•]-[•]) notes.]

●	[A payment default under the derivative agreement or a termination of the derivative agreement may result in early or reduced payment on the Class [•](20[•]-[•]) notes.]

●	[Notwithstanding the existence of the derivative agreement, the occurrence of certain events may result in early payment on the Class [•](20[•]-[•]) notes.]

●	[The composition and characteristics of SOFR are not the same as those of LIBOR, and SOFR is not expected to be a comparable replacement for LIBOR.]

●	[SOFR has a very limited history, and the future performance of SOFR cannot be predicted based on historical performance.]

●	[SOFR may be more volatile than other benchmark or market rates.]

●	[Any failure of SOFR to gain market acceptance could adversely affect the Class [•](20[•]-[•]) notes]

●	[The secondary trading market for securities linked to SOFR may be limited.]

●	[SOFR may be modified or discontinued.]

General Risk Factors

●	There is no public market for the notes. As a result you may be unable to sell your notes or the price of the notes may suffer.

●	You may not be able to reinvest any early redemption proceeds in a comparable security.

●	If the ratings of the notes are lowered or withdrawn, their market value could decrease.

Issuing Entity

WF Card Issuance Trust, a Delaware statutory trust, is the issuing entity of the notes. The address of the issuing entity is WF Card Issuance Trust c/o Wilmington Trust, 1100 North Market Street, Wilmington, Delaware 19890. Its telephone number is 302-636-6000.

WF Card Funding, LLC is the beneficiary of the issuing entity.

The issuing entity’s assets primarily include receivables from certain unsecured revolving credit card accounts that meet the eligibility criteria for inclusion in the issuing entity. These eligibility criteria are discussed in “The Transfer Agreement—Addition of Issuer Assets.”

The credit card receivables in the issuing entity consist primarily of principal receivables and finance charge receivables. Finance charge receivables include periodic finance charges, cash advance fees, late charges and certain other fees billed to cardholders, annual membership fees, recoveries on receivables in Defaulted Accounts, and discount option receivables. Principal receivables include amounts charged by cardholders for merchandise and services, amounts advanced to cardholders as cash advances, and all other fees billed to cardholders that are not considered finance charge receivables.

Funding may add additional receivables to the issuing entity at any time without limitation, provided the receivables are eligible receivables, Funding does not expect the addition to cause an Early Redemption Event, and, generally, the rating agencies confirm the ratings on the outstanding notes. Under certain limited circumstances, Funding may be required to add additional receivables to the issuing entity to maintain the minimum Transferor Interest or to maintain a minimum required amount of principal receivables in the issuing entity. More information on the conditions for additions can be found in “The Transfer Agreement—Addition of Issuer Assets.”

Funding may also remove receivables from the issuing entity provided Funding does not expect the removal to cause an Early Redemption Event and the rating agencies confirm the ratings on the outstanding notes. The amount of any such removal is limited by the conditions described in this prospectus. More information on the conditions for removals can be found in “The Transfer Agreement—Removal of Accounts.” In addition, if Funding breaches certain representations or warranties relating to the eligibility of receivables added to the issuing entity, Funding may be required to immediately remove those receivables from the issuing entity.

If the composition of the issuing entity changes over time due to Funding’s ability to add and remove receivables, noteholders will not be notified of that change. However, monthly reports containing certain information relating to the notes and the collateral securing the notes will be filed with the Securities and Exchange Commission (the “SEC”). These reports will not be sent to noteholders. See “Where You Can Find More Information” for information as to how these reports may be accessed.

Funding

WF Card Funding, LLC (referred to as “Funding”), a limited liability company formed under the laws of Delaware and a direct subsidiary of WFBNA, is the transferor and depositor of the issuing entity. The address for Funding is 550 S. Tryon St Floor 10, D1086-103, Charlotte, NC 28202 and its telephone number is 866-263-3059. In addition, Funding is the beneficiary of the issuing entity. See “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—WF Card Funding, LLC.”

WFBNA and Affiliates

Wells Fargo Bank, National Association (referred to as “WFBNA”) is a national banking association. The address of WFBNA’s principal offices is 550 S. Tryon St Floor 10, D1086-102, Charlotte, NC 28202. Its telephone number is 866-570-3439.

WFBNA originates and owns credit card accounts from which receivables in accounts designated for inclusion in the issuing entity are sold to Funding for inclusion in the issuing entity.

WFBNA is also the servicer and the calculation agent for the issuing entity and is therefore responsible for servicing the credit card receivables in the issuing entity and for directing the issuing entity with respect to various administrative functions. WFBNA may delegate certain of its servicing and calculation agent functions to an affiliate of WFBNA or third parties. However, notwithstanding that delegation, WFBNA would remain obligated to service the receivables in the issuing entity and perform the duties of calculation agent.

WFBNA is also the paying agent and the note registrar for the issuing entity and, in its capacity as paying agent, WFBNA invests funds in the issuing entity accounts at the written direction of the issuing entity and is responsible for making payments to noteholders. In its capacity as note registrar, WFBNA authenticates, cancels and otherwise administers the notes. See “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—WFBNA and Affiliates.”

Wells Fargo Securities, LLC, one of the underwriters of the Class [•](20[•]-[•]) notes, is an affiliate of WFBNA, Funding and the issuing entity. See “Underwriting (Plan of Distribution, Conflicts of Interest and Proceeds).”

Indenture Trustee

U.S. Bank National Association, a national banking association organized and existing under the laws of the United States of America, is the indenture trustee under the indenture for the notes.

Under the terms of the indenture, the role of the indenture trustee is limited. See “The Indenture—Indenture Trustee” and “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—U.S. Bank National Association.”

Owner Trustee

Wilmington Trust, National Association, a national banking association organized and existing under the laws of the United States of America, is the owner trustee of the issuing entity. Under the terms of the trust agreement, the role of the owner trustee is limited. See “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—WF Card Issuance Trust” and “—Wilmington Trust, National Association.”

Asset Representations Reviewer

Clayton Fixed Income Services LLC, a Delaware limited liability company, is the asset representations reviewer under the asset representations review agreement. The asset representations reviewer may not delegate or subcontract its obligations under the asset representations review agreement without the consent of WFBNA, the transferor and the servicer. Any such delegation or subcontracting to which WFBNA, the transferor and the servicer have consented would not, however, relieve the asset representations reviewer of its liability and responsibility with respect to such obligations. See “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—Clayton Fixed Income Services LLC.”

Parties, Transferred Assets and Operating Documents

Series, Classes and Tranches of Notes

The notes will be issued in series. Each series is secured by a shared security interest in the collateral held by the issuing entity, which includes, without limitation: (i) the receivables assets held by the issuing entity, (ii) the collection account, and (iii) the excess funding account. It is expected that most series will consist of multiple classes. A class designation determines the relative seniority for receipt of cash flows and funding of uncovered Investor Default Amounts allocated to the related series of notes. For example, subordinated classes of notes provide credit enhancement for senior classes of notes in the same series.

Some series of notes will be multiple tranche series, meaning that they may have classes consisting of multiple tranches. Tranches of notes within a class may be issued on different dates and have different stated principal amounts, rates of interest, interest payment dates, expected principal payment dates, legal maturity dates and other material terms.

In a multiple tranche series, the expected principal payment dates and the legal maturity dates of the senior and subordinated classes of such series may be different. As such, certain subordinated tranches of notes may have expected principal payment dates and legal maturity dates earlier than some or all of the senior notes of such series. However, subordinated notes will not be repaid before their legal maturity dates, unless, after payment, the remaining subordinated notes provide the required enhancement for the senior notes. In addition, senior notes will not be issued unless, after issuance, there are enough outstanding subordinated notes to provide the required subordinated amount for the senior notes. See “The Notes—Issuances of New Series, Classes and Tranches of Notes.”

Some series may not be multiple tranche series. For these series, there will be only one tranche per class and each class will generally be issued on the same date. The expected principal payment dates and legal maturity dates of the subordinated classes of such a series will either be the same as or later than those of the senior classes of that series.

WFCardSeries Notes

The Class [•](20[•]-[•]) notes are part of the WFCardSeries. The WFCardSeries is a multiple tranche series. Each class of notes in the WFCardSeries may consist of multiple tranches. Whenever a “class” of notes is referred to in this prospectus, it includes all tranches of that class of notes, unless the context otherwise requires. Notes of any tranche can be issued on any date so long as there is sufficient credit enhancement on that date, either in the form of outstanding subordinated notes or other forms of credit enhancement. See “The Notes—Issuances of New Series, Classes and Tranches of Notes.” The expected principal payment dates and legal maturity dates of tranches of senior and subordinated classes of the WFCardSeries may be different. Therefore, subordinated notes may have expected principal payment dates and legal maturity dates earlier than some or all of the senior notes of the WFCardSeries. Subordinated notes will generally not be paid before their legal maturity date unless, after payment, the remaining outstanding subordinated notes provide the credit enhancement required for the senior notes.

In general, the subordinated notes of the WFCardSeries serve as credit enhancement for all of the senior notes of the WFCardSeries, regardless of whether the subordinated notes are issued before, at the same time as, or after the senior notes of the WFCardSeries. However, certain tranches of senior notes may not require subordination from each class of notes subordinated to it. For example, if a tranche of Class A notes requires credit enhancement solely from Class C notes and Class D notes, the Class B notes will not, in that case, provide credit enhancement for that tranche of Class A notes. The amount of credit exposure of any particular tranche of notes is a function of, among other things, the total amount of notes issued, the required subordinated amount, the amount of usage of the required subordinated amount and the amount on deposit in the senior tranches’ principal funding subaccounts.

As of the issuance date for your notes, the WFCardSeries [will be][is] the only issued and outstanding series of the issuing entity. See “Annex III: Outstanding Series, Classes and Tranches of Notes” in this prospectus for information on the notes in the WFCardSeries expected to be outstanding on the issuance date for the Class [•](20[•]-[•]) notes. Other series, classes and tranches of notes, including other tranches of notes that are included in the WFCardSeries, may be issued by the issuing entity in the future without the consent of, or prior notice to, any noteholders.

Interest Payments

Interest on the Class [•](20[•]-[•]) notes will begin to accrue on the issuance date for the Class [•](20[•]-[•]) notes and will be calculated on the basis of a 360-day year [and the actual number of days in the related interest accrual period][consisting of twelve 30-day months]. Each interest accrual period will begin on and include an interest payment date and end on but exclude the next interest payment date. However, the first interest accrual period will begin on and include the issuance date for the Class[•](20[•]-[•]) notes and end on but exclude the first interest payment date for the Class [•](20[•]-[•]) notes, [•] [•], 20[•].

Interest on the Class [•](20[•]-[•]) notes for any interest payment date will equal [one-twelfth of] the product of:

●	the Class [•](20[•]-[•]) note interest rate [for the applicable interest accrual period]; multiplied by

●	[the actual number of days in the related interest accrual period divided by 360; multiplied by]

●	the outstanding dollar principal amount of the Class [•](20[•]-[•]) notes as of the related record date[.][;]

[provided, however, that for the first interest payment date the amount of interest due is [•].]

[The payment of interest on the Class A(20[•]-[•]) notes on any payment date is senior to the payment of interest on Class B notes, Class C notes and Class D notes of the WFCardSeries on that date.][The payment of interest on the Class B(20[•]-[•]) notes on any payment date is senior to the payment of interest on Class C notes and Class D notes of the WFCardSeries on that date.][The payment of interest on the Class C(20[•]-[•]) notes on any payment date is senior to the payment of interest on Class D notes of the of the WFCardSeries on that date.] Generally, no payment of interest will be made on any Class B WFCardSeries note until the required payment of interest has been made to all Class A WFCardSeries notes. Likewise, generally, no payment of interest will be made on any Class C WFCardSeries note until the required payment of interest has been made to all Class A and Class B WFCardSeries notes. And likewise, generally, no payment of interest will be made on any Class D WFCardSeries note until the required payment of interest has been to all Class A, Class B and Class C WFCardSeries notes. However, funds on deposit in the Class C reserve account will be available only to holders of Class C notes to cover shortfalls of interest on Class C notes on any payment date. [The Class B(20[•]-[•]) notes generally will not receive interest payments on any payment date until the Class A notes have received their full interest payment on that date.][The Class C(20[•]-[•]) notes generally will not receive interest payments on any payment date until the Class A notes and Class B notes have received their full interest payment on that date.]

The issuing entity will pay interest on the Class [•](20[•]-[•]) notes solely from the portion of WFCardSeries Available Funds and from other amounts that are available to the Class [•](20[•]-[•]) notes under the indenture and the WFCardSeries indenture supplement after giving effect to all allocations and reallocations. If those sources are not sufficient to pay the interest on the Class [•](20[•]-[•]) notes, Class [•](20[•]-[•]) noteholders will have no recourse to any other assets of the issuing entity, WFBNA, Funding or any other person or entity for the payment of interest on those notes.

Interest on the Class [•](20[•]-[•]) notes will initially accrue at [a floating rate based on a “benchmark” equal to the London interbank offered rate for U.S. dollar deposits (“LIBOR”) for a [•]-month period (“[•]-month LIBOR”) plus a spread as][the fixed rate] specified on the cover page of this prospectus. [[•]-month LIBOR is described below under the heading “—[•]-month LIBOR.” However, upon the issuance of certain announcements or publications by relevant authoritative organizations to the effect that a benchmark will no longer be published or that it is otherwise no longer an appropriate or reliable benchmark, a benchmark transition event and related benchmark replacement date will occur. If a benchmark transition event and related benchmark replacement date occur, then interest on the Class[•](20[•]-[•]) notes thereafter will be determined not by reference to [•]-month LIBOR plus the specified spread but instead by reference to a benchmark replacement such as Term SOFR, Compounded SOFR or others listed in the definition of “Benchmark Replacement” in the glossary plus the specified spread, and, in connection with the implementation of the applicable benchmark replacement, the calculation agent will have the right from time to time to make benchmark replacement conforming changes as set forth below under the heading “—Effect of a Benchmark Transition Event and Related Benchmark Replacement Date.”]

[[•]-month LIBOR

For any interest accrual period, the term “[•]-month LIBOR” means the London interbank offered rate for deposits in U.S. dollars (“LIBOR”) for a [•] month period commencing on the first day of the applicable interest accrual period, as that rate appears on Reuters screen page “LIBOR01” at approximately 11:00 a.m., London time, on the relevant interest rate determination date. If no such offered rate appears on Reuters screen page “LIBOR01” on the relevant interest rate determination date at approximately 11:00 a.m., London time, then the calculation agent will select four major banks in the London interbank market, and the calculation agent will request each such bank to provide a quotation of the rate at which [•]-month deposits in U.S. dollars in amounts of at least $1,000,000 commencing on the first day of the interest accrual period relating to such interest rate determination date are offered by it to prime banks in the London interbank market, at approximately 11:00 a.m., London time, on that interest rate determination date. If at least two quotations are provided, [•]-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001%) of the quotations provided. If fewer than two quotations are provided, the calculation agent will select three major banks in New York City, and the calculation agent will request each of such banks to provide a quotation of the rate offered by it at approximately 11:00 a.m. New York City time, on the interest rate determination date for loans in U.S. dollars to leading European banks for a [•]-month period for the applicable interest accrual period in an amount of at least $1,000,000. If three quotations are provided, [•]-month LIBOR will be the arithmetic average of the quotations provided. Otherwise, [•]-month LIBOR for the applicable interest accrual period will be equal to [•]-month LIBOR in effect for the then-current interest accrual period.

Notwithstanding the foregoing paragraph, if the calculation agent determines on or prior to a relevant interest rate determination date that a benchmark transition event and related benchmark replacement date have occurred with respect to [•]-month LIBOR, then the provisions set forth below under the heading “—Effect of a Benchmark Transition Event and Related Benchmark Replacement Date,” which are referred to herein as the “benchmark transition provisions,” will thereafter apply to all determinations of the rate and amounts of interest payable on the Class [•](20[•]-[•]) notes. In accordance with the benchmark transition provisions, after a benchmark transition event and related benchmark replacement date have occurred, the amount of interest that will be payable for each interest accrual period on the Class [•](20[•]-[•]) notes will be determined by reference to a rate per annum equal to the benchmark replacement plus a spread as specified on the cover page of this prospectus.

For the avoidance of doubt, none of the indenture trustee, the paying agent or the note registrar shall be under any obligation (i) to monitor, determine or verify the unavailability or cessation of LIBOR (or other applicable benchmark), or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any benchmark transition event or benchmark replacement date, (ii) to select, determine or designate any alternative reference rate or benchmark replacement, or other successor or replacement benchmark index, or whether any conditions to the designation of such a rate have been satisfied, or (iii) to select, determine or designate any benchmark replacement adjustment, or other modifier to any replacement or successor index, or (iv) to determine whether or what benchmark replacement conforming changes are necessary or advisable, if any, in connection with any of the foregoing.

Additionally, none of the indenture trustee, the paying agent or the note registrar shall be liable for any inability, failure or delay on its part to perform any of its duties set forth in the transaction documents as a result of the unavailability of LIBOR (or other applicable benchmark) and absence of a designated replacement benchmark, including as a result of any inability, delay, error or inaccuracy on the part of any other transaction party, including without limitation the calculation agent, in providing any direction, instruction, notice or information required or contemplated by the terms of the transaction documents and reasonably required for the performance of such duties.

Additional Information about SOFR

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York (the “FRBNY”), as the administrator of SOFR, (or a successor administrator) on the FRBNY’s Website. As further described in this prospectus, the rate of interest on the Class [•](20[•]-[•]) notes will, in the circumstances described in this prospectus, be determined by reference to either a Term SOFR or Compounded SOFR.

In general, the following discussion relating to SOFR is based on information available on the FRBNY’s Website. SOFR is published by the FRBNY and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. The FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by the FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to the FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

The FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral U.S. Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. The FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period. SOFR would be calculated from this adjusted prior day’s data for segments where current data were unavailable, and unadjusted data for any segments where data were available. To determine the change in the level of market rates over the intervening period for the missing market segment, the FRBNY would use information collected through a daily survey conducted by its trading desk of primary dealers’ repo borrowing activity. Such daily survey would include information reported by Wells Fargo Securities, LLC, the issuing entity’s affiliate, as a primary dealer.

The FRBNY currently publishes SOFR daily on its website at https://apps.newyorkfed.org/markets/autorates/sofr. The FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that the FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Each U.S. government securities business day, the FRBNY publishes SOFR on its website at approximately 8:00 a.m., New York City time. If errors are discovered in the transaction data provided by The Bank of New York Mellon or DTCC Solutions LLC, or in the calculation process, subsequent to the initial publication of SOFR but on that same day, SOFR and the accompanying summary statistics may be republished at approximately 2:30 p.m., New York City time. Additionally, if transaction data from The Bank of New York Mellon or DTCC Solutions LLC had previously not been available in time for publication, but became available later in the day, the affected rate or rates may be republished at around this time. Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point. Any time a rate is revised, a footnote to the FRBNY’s publication would indicate the revision. This revision threshold will be reviewed periodically by the FRBNY and may be changed based on market conditions.

SOFR is published by the FRBNY based on data received from other sources, and the issuing entity has no control over its determination, calculation or publication.

The FRBNY started publishing SOFR in April 2018. The FRBNY also has published historical indicative Secured Overnight Financing Rates dating back to 2014, although such historical indicative data inherently involves assumptions, estimates and approximations. Investors should not rely on such historical indicative data or on any historical changes or trends in SOFR as an indicator of the future performance of SOFR.

Neither the FRBNY’s Website, nor any of the information or materials available thereon, are incorporated by reference into this prospectus.

Effect of a Benchmark Transition Event and Related Benchmark Replacement Date

Benchmark Replacement. The calculation agent will establish reasonable procedures to monitor the occurrence of benchmark transition events. The calculation agent will determine if a benchmark transition event has occurred and its related benchmark transition date. If the calculation agent determines that a benchmark transition event and its related benchmark replacement date have occurred prior to the reference time in respect of any determination of the benchmark on any date, the calculation agent will determine the benchmark replacement according to the definition of “Benchmark Replacement” in the glossary and the benchmark replacement adjustment according to the definition of “Benchmark Replacement Adjustment” in the glossary and the benchmark replacement will replace the then-current benchmark for all purposes relating to the Class [•](20[•]-[•]) notes in respect of such determination on such date and all determinations on all subsequent dates.

Benchmark Replacement Conforming Changes. In connection with the implementation of a benchmark replacement, the calculation agent will have the right to make benchmark replacement conforming changes from time to time. Any amendments implementing benchmark replacement conforming changes will become effective on notice without any further action or consent of any other party.

Decisions and Determinations. Any determination, decision or election that may be made by the calculation agent pursuant to the benchmark transition provisions set forth herein, including, but not limited to, determinations with respect to benchmark replacement conforming changes, and any decision to take or refrain from taking any action or any selection:

●	will be conclusive and binding absent manifest error;

●	will be made in its sole discretion; and

●

notwithstanding anything to the contrary in the transaction documents or the Class [•](20[•]-[•]) notes, will become effective without consent from the holders of the Class [•](20[•]-[•]) notes or any other party.

None of the issuing entity, servicer, transferor, the indenture trustee, the paying agent, the note registrar or the calculation agent shall have any liability for any determination, decision or election made on or behalf of the calculation agent or the issuing entity in connection with a benchmark transition event or a benchmark replacement. In addition, the calculation agent may designate another entity (which may be the calculation agent’s affiliate) to make any determination, decision or election that the calculation agent has the right to make in connection with the benchmark transition provisions set forth in this prospectus. Each holder of the Class [•](20[•]-[•]) notes, by its acceptance of a Class [•](20[•]-[•]) note or a beneficial interest in a Class [•](20[•]-[•]) note, will be deemed to waive and release any and all claims against the issuing entity, servicer, transferor, the indenture trustee, the paying agent, the note registrar or the calculation agent relating to any such determination, decision or election.]

Expected Principal Payment Date and Legal Maturity Date

It is expected that the issuing entity will pay the stated principal amount of each note in one payment on that note’s expected principal payment date. The expected principal payment date of a note is generally [•] months before its legal maturity date. The legal maturity date is the date on which a note is legally required to be fully paid in accordance with its terms. The issuing entity will generally be obligated to pay the stated principal amount of a note on its expected principal payment date, or upon the occurrence of an early redemption event or event of default and acceleration or other optional or mandatory redemption, only to the extent that funds are available for that purpose and only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series. The remedies a noteholder may exercise following an event of default and acceleration or on the legal maturity date are described in “The Indenture—Events of Default Remedies” and “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.”

[Payments of principal on the Class A(20[•]-[•]) notes are not subordinated to any other notes.][Payments of principal on the Class B(20[•]-[•]) notes are subordinated to payments of principal on the WFCardSeries Class A notes.][Payments of principal on the Class C(20[•]-[•]) notes are subordinated to payments of principal on the WFCardSeries Class A notes and the WFCardSeries Class B notes.][See “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Allocation to Principal Funding Subaccounts” for a detailed discussion of the subordination of interest and principal payments for the Class B notes, Class C notes and Class D notes of the WFCardSeries.]

The issuing entity expects to pay the stated principal amount of the Class [•](20[•]-[•]) notes in one payment on the expected principal payment date specified on the cover page of this prospectus, and is obligated to do so if funds are available for that purpose [and not required for subordination]. If the stated principal amount of the Class [•](20[•]-[•]) notes is not paid in full on the expected principal payment date due to insufficient funds [or insufficient credit enhancement], noteholders will generally not have any remedies against the issuing entity until the legal maturity date of the Class [•](20[•]-[•]) notes.

In addition, if the stated principal amount of the Class [•](20[•]-[•]) notes is not paid in full on the expected principal payment date, then an early redemption event will occur for the Class [•](20[•]-[•]) notes and [, subject to the principal payment rules described under “—Subordination,” “—WFCardSeries Credit Enhancement” and “—WFCardSeries Required Subordinated Amount” below,] principal and interest payments on the Class [•](20[•]-[•]) notes will be made monthly until they are paid in full or until the legal maturity date occurs, whichever is earlier.

Principal of the Class [•](20[•]-[•]) notes will begin to be paid earlier than the expected principal payment date if any other early redemption event or an event of default and acceleration occurs for the Class [•](20[•]-[•]) notes. See “The Notes—Early Redemption of Notes,” “The Indenture—Early Redemption Events” and “—Events of Default” in this prospectus.

The issuing entity will pay principal on the Class [•](20[•]-[•]) notes solely from the portion of WFCardSeries Available Principal Amounts and from other amounts which are available to the Class [•](20[•]-[•]) notes under the indenture and the WFCardSeries indenture supplement after giving effect to all allocations and reallocations. If those sources are not sufficient to pay the principal of the Class [•](20[•]-[•]) notes, Class [•](20[•]-[•]) noteholders will have no recourse to any other assets of the issuing entity, Funding, WFBNA or any other person or entity for the payment of principal on those notes.

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes

Each note has a stated principal amount, an outstanding dollar principal amount and a nominal liquidation amount.

●

Stated Principal Amount. The stated principal amount of a note is the amount that is stated on the face of the note to be payable to the holder. It can be denominated in U.S. dollars or a foreign currency.

●

Outstanding Dollar Principal Amount. For U.S. dollar notes, the outstanding dollar principal amount is the same as the initial dollar principal amount of the notes, less principal payments to noteholders. For foreign currency notes, the outstanding dollar principal amount is the U.S. dollar equivalent of the initial dollar principal amount of the notes, less dollar payments to derivative counterparties for principal.

In addition, the Class [•](20[•]-[•]) notes will, and other notes may, have an Adjusted Outstanding Dollar Principal Amount. The Adjusted Outstanding Dollar Principal Amount is the same as the outstanding dollar principal amount, less any funds on deposit in the principal funding subaccount for that note.

●	Nominal Liquidation Amount. The nominal liquidation amount of a WFCardSeries note is a U.S. dollar amount based on the outstanding dollar principal amount of the note, but after deducting:

–

that note’s share of reallocations of Available Principal Amounts used to pay interest on senior classes of notes or the portion of any shortfalls on the servicing fee that are allocated to its series;

–	that note’s share of charge-offs resulting from uncovered Investor Default Amounts for the WFCardSeries; and

–	amounts on deposit in the principal funding subaccount for that note;

and adding back all reimbursements from Excess Available Funds allocated to that note of (i) reallocations of Available Principal Amounts used to pay interest on senior classes of notes or the servicing fee or (ii) charge-offs resulting from uncovered Investor Default Amounts for the WFCardSeries. Excess Available Funds are Available Funds that remain after the payment of interest and other required payments for the notes.

The nominal liquidation amount of a note corresponds to the portion of the principal receivables that are allocated to support that note.

The aggregate nominal liquidation amount of all of the notes is equal to the portion of the principal receivables that are allocated to support all series of notes. Anything that increases or decreases the aggregate nominal liquidation amount of the notes will also increase or decrease the Aggregate Investor Percentage of the principal receivables that are allocated to support all series of notes.

Upon a sale of credit card receivables held by the issuing entity (i) following the insolvency of Funding, (ii) following an event of default and acceleration for a note, or (iii) on a note’s legal maturity date, each as described in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables,” the nominal liquidation amount of a note will be reduced to zero.

For a detailed discussion of nominal liquidation amount, see “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount.”

Subordination

Payment of principal of and interest on subordinated classes of notes will be subordinated to the payment of principal of and interest on senior classes of notes, except to the extent provided in this prospectus. [The Class A notes, including the Class A(20[•]-[•]) notes, will not be subordinated to any other WFCardSeries notes.][The Class B(20[•]-[•]) notes will be subordinated to the Class A WFCardSeries notes.][The Class C(20[•]-[•]) notes will be subordinated to the Class A and Class B WFCardSeries notes.]

Available Principal Amounts allocable to subordinate classes of WFCardSeries notes [such as the Class B(20[•]-[•]) notes][such as the Class C(20[•]-[•]) notes][such as the Class D(20[•]-[•]) notes] may be reallocated to pay interest on [the Class A WFCardSeries notes][the Class A WFCardSeries notes and the Class B WFCardSeries notes][the Class A WFCardSeries notes, the Class B WFCardSeries notes and the Class C WFCardSeries notes] or a portion of the servicing fee allocable to the WFCardSeries. In addition, the nominal liquidation amount of a subordinated class of WFCardSeries notes [such as the Class B(20[•]-[•]) notes][such as the Class C(20[•]-[•]) notes][such as the Class D(20[•]-[•]) notes] will generally be reduced for charge-offs resulting from uncovered Investor Default Amounts for the WFCardSeries prior to any reductions in the nominal liquidation amount of the senior classes of the WFCardSeries. While in a multiple tranche series (including the WFCardSeries) charge-offs from uncovered Investor Default Amounts allocable to the series initially will be allocated to each tranche pro rata, these charge-offs will then be reallocated from tranches in the senior classes to tranches in the subordinated classes [such as the Class B(20[•]-[•]) notes][such as the Class C(20[•]-[•]) notes][such as the Class D(20[•]-[•]) notes] to the extent credit enhancement in the form of subordination is still available to such senior tranches.

In addition, Available Principal Amounts are first utilized to fund targeted deposits to the principal funding subaccounts of senior classes before being applied to the principal funding subaccounts of the subordinated classes [such as the Class B(20[•]-[•]) notes][such as the Class C(20[•]-[•]) notes][such as the Class D(20[•]-[•]) notes].

In a multiple tranche series (including the WFCardSeries), subordinated notes [such as the Class B(20[•]-[•]) notes][such as the Class C(20[•]-[•]) notes [such as the Class D(20[•]-[•]) notes]] that reach their expected principal payment date, or that have an early redemption event, event of default or other optional or mandatory redemption, will not be paid to the extent that those notes are necessary to provide the required subordination for senior classes of notes of the same series. If a tranche of subordinated notes [such as the Class B(20[•]-[•]) notes][such as the Class C(20[•]-[•]) notes][such as the Class D(20[•]-[•]) notes] cannot be paid because of the subordination provisions of its respective indenture supplement, prefunding of the principal funding subaccounts for the senior notes of the same series will begin, as described in this prospectus (in the case of the WFCardSeries) and in the related prospectus (in the case of other multiple tranche series). See “The Notes—Principal.” After that time, the subordinated notes will be paid only to the extent that:

●

the principal funding subaccounts for the senior classes of notes of that series are prefunded in an amount such that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination;

●

new tranches of subordinated notes of that series are issued so that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination;

●

enough notes of senior classes of that series are repaid so that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination; or

●	the subordinated notes reach their legal maturity date.

On the legal maturity date of a tranche of notes, Available Principal Amounts, if any, allocable to that tranche and proceeds from any sale of receivables will be paid to the noteholders of that tranche, even if payment would reduce the amount of available subordination below the required subordination for the senior classes of that series.

WFCardSeries Credit Enhancement

Credit enhancement for the WFCardSeries notes generally will be provided through subordination. [Credit enhancement for the Class A(20[•]-[•]) notes will be provided through subordination of the Class B, Class C and Class D WFCardSeries notes][Credit enhancement for the Class B(20[•]-[•]) notes will be provided through subordination of the Class C and Class D WFCardSeries notes][Credit enhancement for the Class C(20[•]-[•]) notes will be provided by the Class D WFCardSeries notes and the Class C reserve account.] The amount of subordination available to provide credit enhancement to any tranche of WFCardSeries notes is limited to its available subordinated amount of each class or tranche of WFCardSeries notes that is subordinated to it. Each senior tranche of WFCardSeries notes has access to credit enhancement from those subordinated notes only in an amount not exceeding its required subordinated amount of those notes minus the amount of usage of that required subordinated amount. “Usage” refers to the amount of the required subordinated amount of a class of WFCardSeries notes actually utilized by a senior tranche of WFCardSeries notes due to losses relating to charged-off receivables and the application of subordinated WFCardSeries notes’ principal allocations to pay interest on senior classes and servicing fees. Losses that increase usage may include (i) losses relating to charged-off receivables that are allocated directly to a class of subordinated WFCardSeries notes, (ii) losses relating to usage of available subordinated amounts by another class of WFCardSeries notes that shares credit enhancement from those subordinated WFCardSeries notes, which are allocated proportionately to the senior WFCardSeries notes supported by those subordinated WFCardSeries notes, and (iii) losses reallocated to the subordinated WFCardSeries notes from the applicable tranche of senior WFCardSeries notes. Usage may be reduced in later months if amounts are available to reimburse losses or to reinstate other amounts reallocated from the subordinated WFCardSeries notes. The required subordinated amount of a class of subordinated WFCardSeries notes less its usage equals the remaining available subordinated amount of that class of subordinated WFCardSeries notes, which we refer to as the unused subordinated amount for that tranche of notes. See “Prospectus Summary—WFCardSeries Required Subordinated Amount” and “The Notes—Required Subordinated Amount” and “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series” for more information regarding required subordinated amount, usage, and available subordinated amounts. If the available subordinated amount for any tranche of WFCardSeries notes has been reduced to zero, losses that otherwise would have been reallocated to subordinated notes will be borne by that tranche of WFCardSeries notes. The nominal liquidation amount of those notes will be reduced by the amount of losses allocated to those notes, and it is unlikely that those notes will receive their full payment of principal.

[Subordinated classes of WFCardSeries notes generally will not receive interest payments on any payment date until the senior classes of WFCardSeries notes, including the Class A(20[•]-[•]) notes, have received their full interest payment on such date.][The Class B(20[•]-[•]) notes generally will not receive interest payments on any payment date until the Class A notes of the WFCardSeries have received their full interest payment on such date.][The Class C(20[•]-[•]) notes will generally not receive interest payments on any payment date until the Class A notes and the Class B notes of the WFCardSeries have received their full interest payment on such date.] Available Principal Amounts allocable to the subordinated classes of WFCardSeries notes may be applied to make interest payments on the senior classes of WFCardSeries notes or to pay a portion of the servicing fee allocable to the WFCardSeries. Available Principal Amounts remaining on any payment date after any reallocations for interest on the senior classes of notes or for a portion of the servicing fee allocable to the WFCardSeries will be first applied to make targeted deposits to the principal funding subaccounts of senior classes of WFCardSeries notes on such date before being applied to make required deposits to the principal funding subaccounts of the subordinated classes of WFCardSeries notes on such date.

In addition, principal payments on subordinated classes of WFCardSeries notes are subject to the principal payment rules described below in “—WFCardSeries Required Subordinated Amount.”

WFCardSeries Required Subordinated Amount

In order to issue a senior class of WFCardSeries notes, the required subordinated amount of subordinated notes must be outstanding and available on the issuance date. Generally, the required subordinated amount of a subordinated class of WFCardSeries notes for any date is an amount equal to a stated percentage of the Adjusted Outstanding Dollar Principal Amount of the senior tranche of notes for such date. Generally, the required subordinated amount for a tranche of Class A WFCardSeries notes is equal to a stated percentage of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes. The Class B required subordinated amount of Class C notes and of Class D notes for each tranche of Class B WFCardSeries notes is equal to a percentage of its Adjusted Outstanding Dollar Principal Amount. However, the Class B required subordinated amount of Class C notes and Class D notes for any tranche of Class B WFCardSeries notes may be adjusted to reflect its pro rata share of the portion of the Adjusted Outstanding Dollar Principal Amount of all Class B WFCardSeries notes which is not providing credit enhancement to the Class A WFCardSeries notes. Similarly, the Class C required subordinated amount of Class D notes for each tranche of Class C WFCardSeries notes is equal to a percentage of its Adjusted Outstanding Dollar Principal Amount. However, the Class C required subordinated amount of Class D notes for any tranche of Class C WFCardSeries notes may be adjusted to reflect its pro rata share of the portion of the Adjusted Outstanding Dollar Principal Amount of all Class C WFCardSeries notes which is not providing credit enhancement to the Class A WFCardSeries notes and the Class B WFCardSeries notes.

The required subordinated amount for any tranche of WFCardSeries notes will generally be determined as depicted in the chart “WFCardSeries Required Subordinated Amount” below. [Initially, for the Class A(20[•]-[•]) notes, the required subordinated amount of Class B notes is equal to [•]% of the adjusted outstanding dollar principal amount of the Class A(20[•]-[•]) notes, the required subordinated amount of Class C notes is equal to [•]% of the adjusted outstanding dollar principal amount of the Class A (20[•]-[•]) notes, and the required subordinated amount of Class D notes is equal to [•]% of the adjusted outstanding dollar principal amount of the Class A(20[•]-[•]) notes. The issuing entity may change any of these percentages as described further below in this section of the prospectus.]

[The required subordinated amount of Class C notes for each tranche of Class B WFCardSeries notes will vary depending on its pro rata share of the Class A required subordinated amount of Class C notes for all Class A WFCardSeries notes that require any credit enhancement from Class B WFCardSeries notes, and its pro rata share of the portion of the adjusted outstanding dollar principal amount of all Class B WFCardSeries notes that is not providing credit enhancement to the Class A WFCardSeries notes. For the Class B(20[•]-[•]) notes, the required subordinated amount of Class C notes, at any time, is generally equal to the adjusted outstanding dollar principal amount of the Class B(20[•]-[•]) notes multiplied by the sum of:

(i)

the Class A required subordinated amount of Class C notes for all Class A WFCardSeries notes that require any credit enhancement from Class B WFCardSeries notes divided by the aggregate adjusted outstanding dollar principal amount of all Class B WFCardSeries notes; plus

(ii)

[•]% multiplied by a fraction, the numerator of which is the aggregate adjusted outstanding dollar principal amount of all Class B WFCardSeries notes minus the required subordinated amount of Class B notes for all Class A WFCardSeries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class B WFCardSeries notes.

Therefore, for the Class B(20[•]-[•]) notes, the required subordinated amount of Class C notes can increase if the share of the Class B(20[•]-[•]) notes that corresponds to the Class C notes providing credit enhancement to Class A WFCardSeries notes increases, or if the share of the Class B(20[•]-[•]) notes that is providing credit enhancement to Class A WFCardSeries notes increases. Similarly, for the Class B(20[•]-[•]) notes, the required subordinated amount of Class C notes can decrease (but will never be less than [•]% of its adjusted outstanding dollar principal amount) if the share of the Class B(20[•]-[•]) notes that corresponds to the Class C notes providing credit enhancement to Class A WFCardSeries notes decreases, or if the share of the Class B(20[•]-[•]) notes that is providing credit enhancement to Class A WFCardSeries notes decreases.

For a further description of how to calculate the Class B required subordinated amount of Class C notes for the Class B(20[•]-[•]) notes, see “The Notes—Required Subordinated Amount—WFCardSeries.”]

[The required subordinated amount of Class D notes for each tranche of Class B WFCardSeries notes will vary depending on its pro rata share of the Class A required subordinated amount of Class D notes for all Class A WFCardSeries notes that require any credit enhancement from Class B WFCardSeries notes, and its pro rata share of the portion of the adjusted outstanding dollar principal amount of all Class B WFCardSeries notes that is not providing credit enhancement to the Class A WFCardSeries notes. For the Class B(20[•]-[•]) notes, the required subordinated amount of Class D notes, at any time, is generally equal to the adjusted outstanding dollar principal amount of the Class B(20[•]-[•]) notes multiplied by the sum of:

(i)

the Class A required subordinated amount of Class D notes for all Class A WFCardSeries notes that require any credit enhancement from Class B WFCardSeries notes divided by the aggregate adjusted outstanding dollar principal amount of all Class B WFCardSeries notes; plus

(ii)

[•]% multiplied by a fraction, the numerator of which is the aggregate adjusted outstanding dollar principal amount of all Class B WFCardSeries notes minus the required subordinated amount of Class B notes for all Class A WFCardSeries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class B WFCardSeries notes.

Therefore, for the Class B(20[•]-[•]) notes, the required subordinated amount of Class D notes can increase if the share of the Class B(20[•]-[•]) notes that corresponds to the Class D notes providing credit enhancement to Class A WFCardSeries notes increases, or if the share of the Class B(20[•]-[•]) notes that is providing credit enhancement to Class A WFCardSeries notes increases. Similarly, for the Class B(20[•]-[•]) notes, the required subordinated amount of Class D notes can decrease (but will never be less than [•]% of its adjusted outstanding dollar principal amount) if the share of the Class B(20[•]-[•]) notes that corresponds to the Class D notes providing credit enhancement to Class A WFCardSeries notes decreases, or if the share of the Class B(20[•]-[•]) notes that is providing credit enhancement to Class A WFCardSeries notes decreases.

For a further description of how to calculate the Class B required subordinated amount of Class D notes for the Class B(20[•]-[•]) notes, see “The Notes—Required Subordinated Amount—WFCardSeries.”]

[The required subordinated amount of Class D notes for each tranche of Class C WFCardSeries notes will vary depending on its pro rata share of the Class A required subordinated amount of Class D notes for all Class A WFCardSeries notes that require any credit enhancement from Class C WFCardSeries, its pro rata share of the Class B required subordinated amount of Class D notes for all Class B WFCardSeries notes that require any credit enhancement from Class C WFCardSeries notes and its pro rata share of the portion of the adjusted outstanding dollar principal amount of all Class C WFCardSeries notes that is not providing credit enhancement to the Class A WFCardSeries notes or the Class B WFCardSeries notes. For the Class C(20[•]-[•]) notes, the required subordinated amount of Class D notes, at any time, is generally equal to the adjusted outstanding dollar principal amount of the Class C(20[•]-[•]) notes multiplied by the sum of:

(i)

the Class A required subordinated amount of Class D notes for all Class A WFCardSeries notes that require any credit enhancement from Class C WFCardSeries notes divided by the aggregate adjusted outstanding dollar principal amount of all Class C WFCardSeries notes; plus

(ii)

the Class B required subordinated amount of Class D notes for all Class B WFCardSeries notes that require any credit enhancement from Class C WFCardSeries notes divided by the aggregate adjusted outstanding dollar principal amount of all Class C WFCardSeries notes; plus

(iii)

[•]% multiplied by a fraction, the numerator of which is the aggregate adjusted outstanding dollar principal amount of all Class C WFCardSeries notes minus the sum of the required subordinated amount of Class C notes for all Class A WFCardSeries notes and the required subordinated amount of Class C notes for all Class B WFCardSeries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class C WFCardSeries notes.

Therefore, for the Class C(20[•]-[•]) notes, the required subordinated amount of Class D notes can increase if the share of the Class C(20[•]-[•]) notes that corresponds to the Class D notes providing credit enhancement to Class A WFCardSeries notes or Class B WFCardSeries notes increases, or if the share of the Class C(20[•]-[•]) notes that is providing credit enhancement to Class A WFCardSeries notes or Class B WFCardSeries notes increases. Similarly, for the Class C(20[•]-[•]) notes, the required subordinated amount of Class D notes can decrease (but will never be less than [•]% of its adjusted outstanding dollar principal amount) if the share of the Class C(20[•]-[•]) notes that corresponds to the Class D notes providing credit enhancement to Class A WFCardSeries notes or Class B WFCardSeries notes decreases, or if the share of the Class C(20[•]-[•]) notes that is providing credit enhancement to Class A WFCardSeries notes or Class B WFCardSeries notes decreases.

For a further description of how to calculate the Class C required subordinated amount of Class D notes for the Class C(20[•]-[•]) notes, see “The Notes—Required Subordinated Amount—WFCardSeries.”

The issuing entity may change the required subordinated amount and related stated percentages for any tranche of notes at any time, without the consent of any noteholders, so long as the issuing entity has (i) satisfied the Rating Agency Condition with respect to the change in the required subordinated amount, and (ii) delivered to the indenture trustee and the rating agencies an issuing entity tax opinion, as described under “The Indenture—Tax Opinions for Amendments.”

[Notwithstanding the foregoing, for the Class A(20[•]-[•]) notes, the issuing entity may also change any of the stated percentages related to the required subordinated amount so long as the sum of such stated percentages for the Class A(20[•]-[•]) notes after giving effect to such change is equal to or greater than the sum of such stated percentages for the Class A(20[•]-[•]) notes immediately prior to giving effect to such change, and provided that such change will not result in a shortfall in the available subordinated amount for any tranche of WFCardSeries notes. Any such change to such stated percentages satisfying the condition set forth in the immediately preceding sentence may be implemented without the consent of or notice to any noteholders and without the consent of any note rating agency (but with prior written notice to Moody’s (if Moody’s is a Note Rating Agency at such time).]

For a more detailed description of how to calculate the required subordinated amount of any tranche of WFCardSeries notes, see “The Notes—Required Subordinated Amount—WFCardSeries.”]

Limit on Repayment of All Notes

You may not receive full repayment of your Class [•](20[•]-[•]) notes if:

●

the nominal liquidation amount of your Class [•](20[•]-[•]) notes has been reduced by charge-offs due to uncovered Investor Default Amounts for the WFCardSeries [or as a result of reallocations of Available Principal Amounts to pay interest on senior classes of notes or a portion of the servicing fee, and those amounts have not been reimbursed from Available Funds]; or

●

receivables are sold (i) following the insolvency of Funding, (ii) following an event of default and acceleration or (iii) on the legal maturity date, and the proceeds from the sale of receivables, plus any available amounts on deposit in the applicable subaccounts allocable to your notes are insufficient.

Sources of Funds to Pay the Notes

The issuing entity will have the following sources of funds to pay principal of and interest on the notes (including the Class [•](20[•]-[•]) notes):

●

Collections of Credit Card Receivables. Currently, the issuing entity owns primarily receivables arising in selected Visa and American Express revolving credit card accounts. In the future, the issuing entity could also own receivables arising in selected revolving credit card accounts of one or more other major card payment networks, including Mastercard. Funding has transferred, and will continue to transfer, such credit card receivables to the issuing entity in accordance with the terms of the transfer agreement. The issuing entity will therefore receive collections of principal receivables and collections of finance charge receivables as a source of funds for payments on the notes. If collections of receivables are less than expected, payments of principal of and interest on the notes could be delayed or remain unpaid.

●

Derivative Agreements. Some notes may have the benefit of one or more derivative agreements, including interest rate swaps, or other agreements described in “Sources of Funds to Pay the Notes—Derivative Agreements.”

●

The Issuing Entity Accounts. The issuing entity has established a collection account for the purpose of receiving collections of finance charge receivables and principal receivables and other related amounts. The issuing entity has also established an excess funding account for the purpose of retaining amounts that would otherwise be paid to the holder of the Transferor Interest, but for the fact that the Transferor Interest at the time is less than the Minimum Transferor Interest. The issuing entity may establish supplemental accounts for any series, class or tranche of notes.

During each month, collections of receivables will be deposited into the collection account. Those deposits will then be allocated among each series of notes and applied as described in this prospectus.

[Derivative Agreement for Class [•](20[•]-[•]) Notes]

[The amount payable by the derivative counterparty to the issuing entity under the derivative agreement will be, for each Transfer Date, an amount equal to one-twelfth of the product of (a) [•]% and (b) the outstanding dollar principal amount of the Class [•](20[•]-[•]) notes at the end of the prior month (or, with respect to the Transfer Date related to the initial interest accrual period, the initial dollar principal amount of the Class [•](20[•]-[•]) notes). In the case of the first Transfer Date, such amounts will include accrued amounts for the period from and including the issuance date to but excluding the first interest payment date. Payments from the derivative counterparty to the issuing entity will be calculated on the basis of a 360-day year and twelve 30-day months.

The amount payable by the issuing entity to the derivative counterparty under the derivative agreement will be, for each Transfer Date, an amount equal to the product of:

(i)	a fraction, the numerator of which is the actual number of days in the interest accrual period relating to such Transfer Date, and the denominator of which is 360;

(ii)	a rate not to exceed LIBOR prevailing on the related interest rate determination date with respect to such interest accrual period plus [•]% per year; and

(iii)

the outstanding dollar principal amount of the Class [•](20[•]-[•]) notes at the end of the prior month (or, with respect to the Transfer Date related to the initial interest accrual period, the initial dollar principal amount of the Class [•](20[•]-[•]) notes).

An “interest accrual period” begins on and includes an interest payment date and ends on but excludes the next interest payment date. However, the first interest accrual period will begin on and include the issuance date. “LIBOR” is the London interbank offered rate for U.S. dollar deposits for a [•]-month period as of each interest rate determination date. An “interest rate determination date” means [•] [•], 20[•] for the period from and including the issuance date to but excluding [•] [•], 20[•] and for each interest accrual period thereafter, the second London business day prior to the interest payment date on which such interest accrual period commences. A “London business day” means any Business Day on which dealings in deposits in United States dollars are transacted in the London interbank market.

For each Transfer Date, the net derivative receipt, if any, will be treated as Available Funds. The net derivative payment, if any, will be paid to the derivative counterparty out of Available Funds and certain other available amounts allocated to the Class [•](20[•]-[•]) notes and deposited into the related interest funding subaccount, including amounts on deposit in the accumulation reserve subaccount and reallocated Available Principal Amounts, based on the respective amounts due as described under “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Targeted Deposits of WFCardSeries Available Funds to the Interest Funding Account” in this prospectus.

The “net derivative payment,” for any Transfer Date, means, (a) if the netting provisions of the derivative agreement apply, the amount by which the floating amount for such date exceeds the fixed amount for such date, and (b) otherwise, an amount equal to the floating amount for such date.

The “net derivative receipt,” for any Transfer Date, means, (a) if the netting provisions of the derivative agreement apply, the amount by which the fixed amount for such date exceeds the floating amount for such date, and (b) otherwise, an amount equal to the fixed amount for such date.

The netting provisions of the derivative agreement will apply unless the issuing entity elects gross payments to be made pursuant to the provisions of the derivative agreement. If the issuing entity elects gross payments under the derivative agreement, the issuing entity’s obligation to pay the floating amount on any Transfer Date to the derivative counterparty pursuant to the terms of the derivative agreement is conditioned upon the prior receipt of the fixed amount from the derivative counterparty for such date.

The “fixed amount,” for any Transfer Date, means an amount equal to the fixed amount (including any termination payments pursuant to the derivative agreement) payable by the derivative counterparty to the issuing entity for such date pursuant to the terms of the derivative agreement.

The “floating amount,” for any Transfer Date, means an amount equal to the floating amount payable by the issuing entity to the derivative counterparty for such date pursuant to the derivative agreement minus the excess of (i) the targeted amount of principal funding subaccount earnings for the Class [•](20[•]-[•]) notes for the related month over (ii) the sum of the amount actually earned on such funds for the related month, plus amounts withdrawn from the applicable accumulation reserve subaccount, plus collections of finance charge receivables allocable to the designated portion of the Transferor Interest, if any, plus amounts withdrawn from a derivative reserve account, in each case, to cover shortfalls on principal funding subaccount earnings, if any. The floating amount does not include any termination payments payable by the issuing entity to the derivative counterparty pursuant to the derivative agreement.

The derivative agreement will terminate by its terms, whether or not the Class [•](20[•]-[•]) notes have been paid in full prior to such termination, upon the earliest to occur of:

(i)	the termination of the issuing entity pursuant to the terms of the indenture;

(ii)	the payment in full of the Class [•](20[•]-[•]) notes;

(iii)	the expected principal payment date for the Class [•](20[•]-[•]) notes;

(iv)	the insolvency, conservatorship or receivership of the derivative counterparty;

(v)	the failure on the part of the issuing entity or the derivative counterparty to make any payment under the derivative agreement within the applicable grace period, if any;

(vi)	illegality on the part of the issuing entity or the derivative counterparty to be a party to, or perform an obligation under, the derivative agreement;

(vii)

either the issuing entity or the derivative counterparty will, or there is a substantial likelihood that it will, be required to pay certain taxes or deduct or withhold part of payment received for or on account of a tax;

(viii)

failure of the derivative counterparty to provide certain organizational or financial information to the issuing entity to the extent that the aggregate significance percentage of all the derivative products provided by the derivative counterparty or its affiliates to the issuing entity is 10% or more; and

(ix)

the issuing entity amends the trust agreement, the indenture or the WFCardSeries indenture supplement without the consent of the derivative counterparty in a manner that would have an adverse effect on the derivative counterparty or would adversely impact the issuing entity’s ability to perform under the derivative agreement.

In the event that the derivative agreement terminates prior to the payment in full of the Class [•](20[•]-[•]) notes, applications of Available Funds to fund targeted deposits to the interest funding subaccount will be made without the benefit of any net derivative receipts that might have been due for any future Transfer Dates.

If (i) the derivative counterparty’s or a replacement derivative counterparty’s short-term credit rating from SP Global Ratings is below “[•],” (ii) in the case of a replacement derivative counterparty that does not have a short-term credit rating from SP Global Ratings, such derivative counterparty’s long-term, senior, unsecured debt rating from SP Global Ratings is below “[•],” or (iii) any such relevant rating is withdrawn by SP Global Ratings, the derivative counterparty will be required within 30 days from the date of such rating or withdrawal to fund an interest reserve account in an amount equal to one-twelfth of the product of (a) [•]% and (b) the outstanding dollar principal amount of the Class [•](20[•]-[•]) notes at the end of the month preceding such reduction or withdrawal (the “required interest reserve amount”). On any Transfer Date after such deposit, if SP Global Ratings short-term credit rating of the derivative counterparty or replacement derivative counterparty is “[•]” or higher, or if SP Global Ratings long-term, senior, unsecured debt rating of a replacement derivative counterparty that does not have a short-term credit rating from SP Global Ratings is “[•]” or higher, the issuing entity will distribute any amounts on deposit in the interest reserve account to the derivative counterparty pursuant to the terms of the derivative agreement. The issuing entity will establish and maintain the interest reserve account for the benefit of the Class [•](20[•]-[•]) noteholders. There can be no assurance that the derivative counterparty can or will adequately fund the interest reserve account. If the derivative counterparty fails to adequately fund the interest reserve account within 30 days of such reduction or withdrawal (an “interest reserve account event”), then (i) if an early redemption event has not previously occurred, upon the occurrence of an early redemption event, Available Principal Amounts allocable to the Class [•](20[•]-[•]) notes, together with any amounts in the principal funding subaccount for the Class [•](20[•]-[•]) notes, will not be retained in such subaccount and will be paid to the Class [•](20[•]-[•]) noteholders or (ii) if an early redemption event has previously occurred, upon the occurrence of such interest reserve account event, any amounts in the principal funding subaccount for the Class [•](20[•]-[•]) notes will not be retained in such account and will, together with Available Principal Amounts allocable to the Class [•](20[•]-[•]) notes, if any, be paid to the Class [•](20[•]-[•]) noteholders.

All amounts on deposit in the interest reserve account on any Transfer Date (after giving effect to any deposits to the interest reserve account to be made on such Transfer Date) are permitted to be invested in Permitted Investments. Investment earnings on amounts on deposit in the interest reserve account will be retained in the interest reserve account (to the extent the amount on deposit is less than the required interest reserve amount) or paid to the derivative counterparty.

On the Transfer Date on or following the termination of the derivative agreement due to a default by the derivative counterparty, the issuing entity will withdraw an amount equal to the net derivative receipt, if any, for such Transfer Date, plus the amount of any net derivative receipt previously due but not paid, from funds on deposit in the interest reserve account, if any, and treat such amounts as Available Funds as described under “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—WFCardSeries Available Funds” in this prospectus as if such amounts were a net derivative receipt received from the derivative counterparty. The interest reserve account will thereafter be terminated.

Upon the termination of the interest reserve account, any remaining amounts that had been on deposit therein will be paid to the derivative counterparty.

In the event the long-term, senior, unsecured debt rating of the derivative counterparty or a replacement derivative counterparty is reduced below “[•]” by SP Global Ratings or below “[•]” by Moody’s, or is withdrawn by either SP Global Ratings or Moody’s, the issuing entity will direct the derivative counterparty to assign its rights and obligations under the derivative agreement to a replacement derivative counterparty. There can be no assurance that a successor derivative counterparty will be found or that such assignment can be made.

The aggregate “significance percentage” of the derivative agreement, as calculated in accordance with Item 1115 of Regulation AB, is less than 10%.]

WFCardSeries Class C Reserve Account

The issuing entity will establish a Class C reserve subaccount to provide credit enhancement solely for the holders of the related tranche of Class C WFCardSeries notes. The Class C reserve subaccount for each tranche of Class C WFCardSeries notes will initially not be funded. Such Class C reserve subaccount will not be funded unless and until the three-month average of the Excess Available Funds Percentage falls below the levels described [in the prospectus relating to such tranche of Class C WFCardSeries notes][above under “The Class C(20[•]-[•]) Notes—Summary of Terms”] or an early redemption event or event of default occurs for such tranche of Class C WFCardSeries notes.

Funds on deposit in the Class C reserve subaccount for each tranche of Class C WFCardSeries notes will be available to holders of those notes to cover shortfalls of interest payable on interest payment dates. Funds on deposit in the Class C reserve subaccount for each tranche of Class C WFCardSeries notes will also be available to holders of those notes to cover certain shortfalls in principal. Only the holders of the related tranche of Class C WFCardSeries notes will have the benefit of the related Class C reserve subaccount. See “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Withdrawals from the Class C Reserve Account.”

Flow of Funds and Application of Finance Charge and Principal Collections

For a detailed description of the application of collections, see “Sources of Funds to Pay the Notes—Application of Collections” and “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series.”

Finance charge collections and other amounts allocated to the WFCardSeries, called WFCardSeries Available Funds, will generally be applied each month to make the payments or deposits depicted in the chart “Application of WFCardSeries Available Funds” below. See the chart “Application of Collections of Finance Charges and Principal Payments Received by WFBNA as Servicer of WF Card Issuance Trust” below for a depiction of how finance charge collections are allocated. For a detailed description of the application of WFCardSeries Available Funds, see “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series.”

Principal collections and other amounts allocated to the WFCardSeries, called WFCardSeries Available Principal Amounts, generally will be applied each month to make the payments or deposits depicted in the chart “Application of WFCardSeries Available Principal Amounts” below. See the chart “Application of Collections of Finance Charges and Principal Payments Received by WFBNA as Servicer of WF Card Issuance Trust” below for a depiction of how principal collections are allocated. For a detailed description of the application of WFCardSeries Available Principal Amounts, see “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series.”

Revolving Period

Until principal amounts are needed to be accumulated to pay any tranche of WFCardSeries notes (including the Class [•](20[•]-[•]) notes), principal amounts allocable to that tranche of notes will be applied to other WFCardSeries notes which are accumulating principal or paid to Funding as holder of the Transferor Interest. This period is commonly referred to as the revolving period. Currently, with respect to a tranche of WFCardSeries notes, the revolving period is scheduled to end twelve calendar months prior to the expected principal payment date for such tranche of WFCardSeries notes. However, if an early redemption event or event of default and acceleration for the related tranche of WFCardSeries notes occurs before the revolving period otherwise ends, the revolving period could end earlier than currently scheduled. Descriptions of the early redemption events and events of default are set forth under “The Indenture—Early Redemption Events,” “—Events of Default” and “—Events of Default Remedies,” respectively. In addition, if the issuing entity reasonably expects to need less than the expected accumulation period to fully accumulate the outstanding dollar principal amount of the related tranche of notes, the end of the revolving period may be delayed. A description of the basis on which the issuing entity may determine to delay the end of the revolving period is set forth under “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account.”

Early Redemption of Notes

The issuing entity will be required to redeem the Class [•](20[•]-[•]) notes upon the occurrence of an early redemption event relating to the Class [•](20[•]-[•]) notes, but only to the extent funds are available for such redemption after giving effect to all allocations and reallocations [and, in the case of subordinated notes of a multiple tranche series like the Class [•](20[•]-[•]) notes, only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series].

[However, if so determined at the time of issuance, and subject to certain exceptions, it is possible that other notes that have the benefit of a derivative agreement will not be redeemed prior to such notes’ expected principal payment date.]

Early redemption events for the Class [•](20[•]-[•]) notes include the following:

●	the occurrence of the Class [•](20[•]-[•]) notes’ expected principal payment date;

●

Funding is unable to transfer receivables in accordance with the terms of the transfer agreement or WFBNA is unable to transfer receivables to Funding in accordance with the receivables purchase agreement;

●	the issuing entity becoming an “investment company” within the meaning of the Investment Company Act of 1940, as amended;

●	any of the early redemption events listed in the indenture supplement described under “The Indenture—WFCardSeries Early Redemption Events”; and

●	the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the issuing entity with respect to WFBNA or Funding.

The following early redemption event is included in the events described above: if for any month the amount of Excess Available Funds for the WFCardSeries notes averaged over the three preceding calendar months is less than the Required Excess Available Funds for the WFCardSeries for such month, an early redemption event will occur for all tranches of WFCardSeries notes, including the Class [•](20[•]-[•]) notes.

With respect to the WFCardSeries, Excess Available Funds for any month equals the Available Funds allocated to the WFCardSeries that month after application for targeted deposits to the interest funding account, payment of the servicing fee allocable to the WFCardSeries, application to cover WFCardSeries Investor Default Amounts for the WFCardSeries and reimbursement of any deficits in the nominal liquidation amounts of WFCardSeries notes.

See “The Notes—Early Redemption of Notes” and “The Indenture—Early Redemption Events.”

Upon the occurrence of an early redemption event for the Class [•](20[•]-[•]) notes, such notes will be entitled to receive payments of interest and principal each month, subject to the conditions outlined in “The Notes—Early Redemption of Notes” and “The Indenture—Early Redemption Events.”

It is not an event of default if the issuing entity fails to redeem a note because it does not have sufficient funds available or because payment of the note is delayed because it is necessary to provide required subordination for a senior class of notes.

[If an early redemption event (other than the issuing entity becoming an “investment company” within the meaning of the Investment Company Act of 1940, as amended) applicable to the Class [•](20[•]-[•]) notes occurs and the derivative agreement has not been terminated, an interest reserve account event has not occurred and an event of default and acceleration of the Class [•](20[•]-[•]) notes has not occurred, Available Principal Amounts allocable to the Class [•](20[•]-[•]) notes together with any amounts in the principal funding subaccount for the Class [•](20[•]-[•]) notes will not be paid to the holders of the

Class [•](20[•]-[•]) notes as described under “The Indenture—Early Redemption of the Notes,” but instead will be retained in the principal funding subaccount and paid to the Class [•](20[•]-[•]) noteholders on the expected principal payment date of the Class [•](20[•]-[•]) notes. See “Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](20[•]-[•]) Notes.”

However, if following an early redemption event for the Class [•](20[•]-[•]) notes (i) the derivative agreement terminates, (ii) an interest reserve account event occurs, (iii) the issuing entity becomes an “investment company” within the meaning of the Investment Company Act of 1940, as amended or (iv) an event of default and acceleration of the Class [•](20[•]-[•]) notes occurs, Available Principal Amounts will be paid to the Class [•](20[•]-[•]) noteholders. See “The Class [•](20[•]-[•]) Notes—Early Redemption of Notes.”

See “Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](20[•]-[•]) Notes” for a description of the events leading to the occurrence of an interest reserve account event.]

Optional Redemption by the Issuing Entity

Funding, so long as it is an affiliate of the servicer, has the right, but not the obligation, to direct the issuing entity to redeem the Class [•](20[•]-[•]) notes (and all other tranches of WFCardSeries notes) in whole but not in part on any day on or after the day on which its nominal liquidation amount is reduced to less than 5% of its highest outstanding dollar principal amount. This repurchase option is referred to as a clean-up call.

The issuing entity will not redeem subordinated WFCardSeries notes if those notes are required to provide credit enhancement for senior classes of WFCardSeries notes. If the issuing entity is directed to redeem any tranche of WFCardSeries notes, it will notify the registered holders at least thirty days prior to the redemption date. The redemption price of a note will equal 100% of the outstanding principal amount of that note, plus accrued but unpaid interest on the note to, but excluding the date of redemption.

If the issuing entity is unable to pay the redemption price in full on the redemption date, monthly payments on the related tranche of WFCardSeries notes will thereafter be made, subject to the principal payment rules described above under “—Subordination,” until either the principal of and accrued interest on that tranche of notes are paid in full or the legal maturity date occurs, whichever is earlier. Any funds in the principal funding subaccount and the interest funding subaccount and, in the case of Class C WFCardSeries notes, the Class C reserve subaccount, for the related tranche of WFCardSeries  notes will be applied to make the principal and interest payments on these notes on the redemption date.

Events of Default

The documents that govern the terms and conditions of the Class [•](20[•]-[•]) notes include a list of adverse events known as events of default.

Some events of default result in an automatic acceleration of the Class [•](20[•]-[•]) notes, and others result in the right of the holders of the Class [•](20[•]-[•]) notes to demand acceleration after an affirmative vote by holders of not less than 66 2/3% of the outstanding dollar principal amount of the Class [•](20[•]-[•]) notes.

Events of default for the Class [•](20[•]-[•]) notes include the following:

●	the issuing entity’s failure, for a period of 35 days, to pay interest upon the Class [•](20[•]-[•]) notes when such interest becomes due and payable;

●	the issuing entity’s failure to pay the principal amount of the Class [•](20[•]-[•]) notes on the applicable legal maturity date;

●

the issuing entity’s default in the performance, or breach, of any other of its covenants or warranties in the indenture for a period of 60 days after either the indenture trustee or the holders of 25% of the aggregate outstanding dollar principal amount of the outstanding Class [•](20[•]-[•]) notes has provided written notice requesting remedy of such breach, and, as a result of such default, the interests of the Class [•](20[•]-[•]) noteholders are materially and adversely affected and continue to be materially and adversely affected during the 60-day period; and

●	the occurrence of an Insolvency Event.

Other series, classes or tranches of notes can have the same or different events of default. An event of default relating to one series, class or tranche of notes will not necessarily be an event of default for any other series, class or tranche of notes.

Upon the occurrence of an event of default and acceleration for the Class [•](20[•]-[•]) notes, the Class [•](20[•]-[•]) notes will be entitled to receive payments of interest and principal each month, subject to the conditions outlined in “The Indenture—Events of Default” and “—Events of Default Remedies.”

Events of Default Remedies

After an event of default and acceleration of the Class [•](20[•]-[•]) notes, funds on deposit in the applicable issuing entity accounts for the Class [•](20[•]-[•]) notes will be applied to pay principal of and interest on the Class [•](20[•]-[•]) notes. Then, in each following month, Available Principal Amounts and Available Funds allocated to the Class [•](20[•]-[•]) notes will be applied to make monthly principal and interest payments on the Class [•](20[•]-[•]) notes until the earlier of the date the Class [•](20[•]-[•]) notes are paid in full or the legal maturity date of the Class [•](20[•]-[•]) notes. However, subordinated notes of a multiple tranche series [like the [Class B][Class C][Class D](20[•]-[•]) notes] will receive payment of principal of those notes prior to the legal maturity date of such notes only if and to the extent that funds are available for that payment and, after giving effect to that payment, the required subordination will be maintained for senior notes in that series.

If an event of default for the Class [•](20[•]-[•]) notes occurs and those notes are accelerated, the indenture trustee may, and at the direction of not less than 66 2/3% of the Class [•](20[•]-[•]) noteholders will, sell credit card receivables. However, this sale of receivables may occur only:

●

if the conditions specified in “The Indenture—Events of Default Remedies” are satisfied and, for subordinated notes of a multiple tranche series [like the [Class B][Class C][Class D](20[•]-[•]) notes], only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series; or

●	on the legal maturity date of the Class [•](20[•]-[•]) notes.

The holders of the accelerated notes will be paid their allocable share of the proceeds of a sale of credit card receivables. Upon the sale of the receivables, the nominal liquidation amount of those accelerated notes will be reduced to zero. See “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.”

WFCardSeries Issuing Entity Accounts

The issuing entity has caused to be established and maintained with the paying agent a principal funding account, a collection account, an interest funding account, an accumulation reserve account, a Class C reserve account, a Class D reserve account, and an excess funding account for the benefit of the WFCardSeries. The principal funding account, the interest funding account, and the accumulation reserve account[, and the Class C reserve account] will have subaccounts for the Class [•](20[•]-[•]) notes. [Describe material terms of any additional issuing entity accounts for the Class [•](20[•]-[•]) notes.]

Each month, amounts received related to the receivables held in the issuing entity and other amounts will be deposited in the issuing entity accounts and allocated to the notes as described in this prospectus.

Security for the Notes

The notes of all series are secured by a shared security interest in the receivables held in the issuing entity and the collection account, but each tranche of notes is entitled to the benefits of only that portion of the assets allocated to it under the indenture and the indenture supplement.

Each tranche of notes is also secured by a security interest in any derivative agreement for that tranche.

The Class [•](20[•]-[•]) notes are secured by a shared security interest in:

●

the receivables held by the issuing entity and all payments due on such receivables (together with interchange, insurance proceeds and recoveries allocable on such receivables and all collections on such receivables);

●	the collection account;

●	the excess funding account;

●	the applicable principal funding subaccount;

●	the applicable interest funding subaccount; [and]

●	the applicable accumulation reserve subaccount[; and]

●	[name of any additional issuing entity accounts for the Class [•](20[•]-[•]) notes; and]

●	[the applicable Class C reserve subaccount].

As discussed above, the Class [•](20[•]-[•]) notes are entitled to the benefits of only that portion of the assets allocated to them under the indenture and the WFCardSeries indenture supplement.

Limited Recourse to the Issuing Entity

The sole source of payment for principal of or interest on a tranche of notes (including the Class [•](20[•]-[•]) notes) is provided by:

●

the portion of collections of principal receivables and finance charge receivables received by the issuing entity under the receivables allocated to the WFCardSeries and available to the [Class A(20[•]-[•]) notes][[Class B(20[•]-[•]) notes][Class C(20[•]-[•]) notes] after giving effect to any reallocations, payments and deposits for senior notes];

●	funds in the applicable issuing entity accounts for that tranche of notes; and

●	payments received under any applicable derivative agreement for that tranche of notes.

Noteholders will have no recourse to any other assets of the issuing entity – other than any shared excess available amounts and shared excess available principal amounts – or any other person or entity for the payment of principal of or interest on the notes.

If there is a sale of credit card receivables (i) following the insolvency of Funding, (ii) following an event of default and acceleration, or (iii) on the applicable legal maturity date, each as described in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables,” following such sale those noteholders have recourse only to the proceeds of that sale, investment earnings on those proceeds and any funds previously deposited in any applicable issuing entity account for such noteholders.

WFCardSeries Accumulation Reserve Account

The issuing entity will establish an accumulation reserve subaccount for the Class [•](20[•]-[•]) notes to cover shortfalls in investment earnings on amounts (other than prefunded amounts) on deposit in the principal funding subaccount for the Class [•](20[•]-[•]) notes.

If the Class [•](20[•]-[•]) notes require more than one budgeted deposit to accumulate and pay the principal of such notes on their expected principal payment date, the amount targeted to be deposited in the accumulation reserve subaccount for the Class [•](20[•]-[•]) notes shall be [•]% of the outstanding dollar principal amount of such notes. This amount may be changed at the discretion of the issuing entity. However, this amount can only be reduced at the discretion of the issuing entity if the Rating Agency Condition has been satisfied with respect to such reduction. If the Class [•](20[•]-[•]) notes require more than one budgeted deposit to accumulate and pay the principal of such notes on their expected principal payment date, the accumulation reserve subaccount for such notes will be funded no later than three months prior to the date on which a budgeted deposit is first targeted for such notes as described under “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Targeted Deposits to the Accumulation Reserve Subaccounts.” If the Class [•](20[•]-[•]) notes require only one budgeted deposit to accumulate and pay the principal of such notes on their expected principal payment date, the amount targeted to be deposited in the accumulation reserve subaccount for such notes will be zero. See “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account” for a discussion of how the issuing entity will determine the number of budgeted deposits required to accumulate and pay the principal of each tranche of notes.

Shared Excess Available Funds

The WFCardSeries is included in “Excess Available Funds Group One” for the purposes of shared excess available funds. In addition to the WFCardSeries, the issuing entity may issue other series of notes that are included in Excess Available Funds Group One for this purpose.

To the extent that Available Funds allocated to the WFCardSeries are available after all required applications of such amounts as described in “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Application of WFCardSeries Available Funds,” these unused Available Funds, called shared excess available funds, will be applied to cover shortfalls in Available Funds for other series of notes in Excess Available Funds Group One. In addition, the WFCardSeries may receive the benefits of shared excess available funds from other series in Excess Available Funds Group One, to the extent Available Funds for such other series of notes are not needed for such series. See “Sources of Funds to Pay the Notes—Deposit and Application of Funds” and “—Deposit and Application of Funds for each Series—Shared Excess Available Funds.”

Shared Excess Available Principal Amounts

The WFCardSeries is included in “Excess Available Principal Amounts Group One” for the purposes of shared excess available principal amounts. In addition to the WFCardSeries, the issuing entity may issue other series of notes that are included in Excess Available Principal Amounts Group One for this purpose.

To the extent that Available Principal Amounts allocated to the WFCardSeries are available after all required applications of such amounts as described in “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Application of WFCardSeries Available Principal Amounts,” these unused Available Principal Amounts, called shared excess available principal amounts, will be applied to cover shortfalls in Available Principal Amounts for other series of notes in Excess Available Principal Amounts Group One. In addition, the WFCardSeries may receive the benefits of shared excess available principal amounts from other series in Excess Available Principal Amounts Group One, to the extent Available Principal Amounts for such other series of notes are not needed for such series. See “Sources of Funds to Pay the Notes—Deposit and Application of Funds” and “—Deposit and Application of Funds for each Series—Shared Excess Available Principal Amounts.”

Registration, Clearing and Settlement

The Class [•](20[•]-[•]) notes offered by this prospectus will be registered in the name of The Depository Trust Company or its nominee, and purchasers of notes will be entitled to receive a definitive certificate only under limited circumstances. Owners of the Class [•](20[•]-[•]) notes may elect to hold their notes through The Depository Trust Company in the United States or through Clearstream Banking or the Euroclear system in Europe. Transfers will be made in accordance with the rules and operating procedures of those clearing systems. See “The Notes—Book-Entry Notes.”

[Stock Exchange Listing

The issuing entity will apply to list the Class [•](20[•]-[•]) notes on a stock exchange in Europe. The issuing entity cannot guarantee that the application for the listing will be accepted or that, if accepted, the listing will be maintained. To determine whether the Class [•](20[•]-[•]) notes are listed on a stock exchange you may contact the issuing entity c/o Wilmington Trust, National Association, 1100 North Market Street, Wilmington, Delaware 19890-0001, telephone number: (302) 636-6189.]

Ratings

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its expected principal payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early redemption event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the assigning note rating agency. Each rating should be evaluated independently of any other rating.

See “Risk Factors—General Risk Factors—If the ratings of the notes are lowered or withdrawn, their market value could decrease” in this prospectus.

ERISA Eligibility

Subject to important considerations described under “Benefit Plan Investors,” the indenture permits benefit plans to purchase Class [•](20[•]-[•]) notes. A fiduciary of a benefit plan should consult its counsel as to whether a purchase of notes by the plan is permitted by ERISA and the Internal Revenue Code.

Tax Status

Subject to important considerations described under “Federal Income Tax Consequences” in this prospectus, Chapman and Cutler LLP, as special tax counsel to the issuing entity, is of the opinion that, for United States federal income tax purposes (1) the Class [•](20[•]-[•]) notes will be treated as indebtedness and (2) the issuing entity will not be classified as an association or a publicly traded partnership taxable as a corporation. In addition, noteholders will agree, by acquiring the Class [•](20[•]-[•]) notes, to treat the Class [•](20[•]-[•]) notes as debt for federal, state and local income and franchise tax purposes.

Denominations

The Class [•](20[•]-[•]) notes offered by this prospectus will be issued in denominations of $[5,000] and multiples of $1,000 in excess of that amount.

Application of Collections of Finance Charges and Principal Payments Received by WFBNA as Servicer

As of the issuance date for your notes, the WFCardSeries [will be][is] the only issued and outstanding series of WF Card Issuance Trust.

Application of WFCardSeries Available Funds

WFCardSeries Available Funds (including Collections of Finance Charge Receivables allocated to the WFCardSeries)
Class A Interest Payments or Deposits and related payments due to derivative counterparties
Class B Interest Payments or Deposits and related payments due to derivative counterparties
Class C Interest Payments or Deposits and related payments due to derivative counterparties
Class D Interest Payments or Deposits and related payments due to derivative counterparties
Investor Servicing Fee Payment (2.00% of the Weighted Average Available Funds Allocation Amount for the WFCardSeries)
Cover Investor Default Amounts (treated as WFCardSeries Available Principal Amounts)
Reimbursements of Nominal Liquidation Amount Deficits (treated as WFCardSeries Available Principal Amounts)
Accumulation Reserve Account Deposits
Class C Reserve Account Deposits
Class D Reserve Account Deposits
Other Required Payments or Deposits, if any
Reimbursements of Shared Excess Available Funds
Remainder to Issuing Entity

Application of WFCardSeries Available Principal Amounts

WFCardSeries Available Principal Amounts (including Collections of Principal Receivables allocated to the WFCardSeries)
Class A Interest Shortfalls, if any
Class B Interest Shortfalls, if any
Class C Interest Shortfalls, if any
Investor Servicing Fee
Class A Principal Deposits
Class B Principal Deposits
Class C Principal Deposits
Class D Principal Deposits
Reimbursements of Shared Excess Available Principal Amounts
Remainder to Issuing Entity

Fees and Expenses Payable from WFCardSeries Available Funds and WFCardSeries Available Principal Amounts

FEES AND EXPENSES PAYABLE FROM WFCARDSERIES AVAILABLE FUNDS:

Fee	Payee	Amount

Investor Servicing Fee	Servicer	2.00% of the Weighted Average Available Funds Allocation Amount for the WFCardSeries

For any month, the servicing fee allocable to the WFCardSeries is paid immediately after Class D interest payments or deposits. For a depiction of the application of WFCardSeries Available Funds, see the chart entitled “Application of WFCardSeries Available Funds” above. The servicing fee compensates the servicer for its expenses in connection with servicing the receivables, including expenses associated with collecting, allocating and distributing collections on the receivables and other expenses payable by the servicer, such as fees and disbursements of the indenture trustee and independent certified public accountants and other fees which are not expressly stated in the trust agreement or the indenture to be payable by the issuing entity or the noteholders, other than federal, state and local income and franchise taxes, if any, of the issuing entity. So long as WFBNA is the servicer and the calculation agent, the servicing fee is also intended to include compensation to WFBNA for its activities as calculation agent. See “The Servicing Agreement—Servicing Compensation and Payment of Expenses.”

FEES AND EXPENSES PAYABLE FROM WFCARDSERIES AVAILABLE PRINCIPAL AMOUNTS:

Fee	Payee	Amount

Servicing Fee Shortfalls	Servicer	Any accrued but unpaid servicing fees.

For any month, shortfalls in the servicing fee allocable to the WFCardSeries, if any, are paid immediately after any Class C interest shortfalls are paid. For a depiction of the application of WFCardSeries Available Principal Amounts, see the chart entitled “Application of WFCardSeries Available Principal Amounts” above.

WFCardSeries Required Subordinated Amount

The chart and the accompanying discussion below present only one example of how the required subordinated amount (the “RSA”) would be calculated for a hypothetical amount of outstanding WFCardSeries notes. This example is illustrative only. The stated percentages used in this example are applicable to the calculation of each RSA for these hypothetical notes only. The dollar amounts used in this example are illustrative only and are not intended to represent any allocation of classes and tranches of WFCardSeries notes outstanding at any time (including, but not limited to, the RSA required for any unencumbered tranche of Class B notes or Class C notes). For a detailed description of RSA generally, see “Prospectus Summary—WFCardSeries Required Subordinated Amount” and “The Notes—Required Subordinated Amount.”

In addition, the issuing entity may change the RSA and the related percentages for any tranche of notes at any time, without the consent of any noteholders, so long as the issuing entity has met certain conditions described in “The Notes—Required Subordinated Amount.”

Generally, the required subordinated amount of a subordinated class of notes for any date is an amount equal to a stated percentage of the adjusted outstanding dollar principal amount of the senior tranche of notes for such date.

In the example above:

●

For the $1,000,000,000 of Class A notes, the RSA of subordinated notes is $[•]. Of that amount, the RSA of Class B notes is $[•] (which is [•]% of $1,000,000,000), the RSA of Class C notes is $[•] (which is [•]% of $1,000,000,000), and the RSA of Class D notes is $[•] (which is [•]% of $1,000,000,000).

●	Encumbered Class B notes consist of that portion of the Class B notes that provide credit enhancement to the Class A notes (which is equal to the Class A RSA of Class B notes or $[•]).

●

Unencumbered Class B notes consist of that portion of the Class B notes that do not provide credit enhancement to the Class A notes. This unencumbered amount is equal to the aggregate amount of Class B notes ($[•]) minus the encumbered Class B notes ($[•]).

●	For the $[•] of unencumbered Class B notes, the RSA of Class C notes is $[•] (which is [•]% of $[•]) and the RSA of Class D notes is $[•] (which is [•]% of $[•]).

●

For the $[•] of Class B notes, the RSA of Class C notes is $[•], or 100% of the Class A RSA of Class C notes ($[•]) plus the Class B RSA of Class C notes for the unencumbered Class B notes ($[•]) and the RSA of Class D notes is $[•], or 100% of the Class A RSA of Class D notes ($[•]) plus the Class B RSA of Class D notes for the unencumbered Class B notes ($[•]).

●

Encumbered Class C notes consist of that portion of the Class C notes that provide credit enhancement to the Class A notes or the Class B notes (which is equal to the greater of the Class A RSA of Class C notes and the Class B RSA of Class C notes, or $[•]).

●

Unencumbered Class C notes consist of that portion of the Class C notes that do not provide credit enhancement to the Class A or Class B notes. This unencumbered amount is equal to the aggregate amount of Class C notes ($[•]) minus the encumbered Class C notes ($[•]), or $[•].

●	For the $[•] of unencumbered Class C notes, the RSA of Class D notes is $[•] (which is [•]% of $[•]).

●

For the $[•] of Class C notes, the RSA of Class D notes is $[•], or 100% of the Class A RSA of Class D notes ($[•]) plus 100% of the Class B RSA of Class D notes ($[•]) plus the Class C RSA of Class D notes for the unencumbered Class C notes ($[•]).

●

Encumbered Class D notes consist of that portion of the Class D notes that provide credit enhancement to the Class A notes, the Class B notes, or the Class C notes (which is equal to the greatest of the Class A RSA of Class D notes, the Class B RSA of Class D notes, and the Class C RSA of Class D notes, or $[•]).

●

Unencumbered Class D notes consist of that portion of the Class D notes that do not provide credit enhancement to the Class A notes, the Class B notes, or the Class C notes. This unencumbered amount is equal to the aggregate amount of Class D notes ($[•]) minus the encumbered Class D notes ($[•]), or $[•].

Risk Factors

The risk factors disclosed in this section of this prospectus describe the material risk factors of an investment in the notes.

Business Risks Relating to WFBNA’s Credit Card Business

The COVID-19 pandemic has adversely impacted, and may continue to adversely impact, cardholder use, payment patterns and the performance of the credit card receivables, which may impact the timing and amount of collections and could result in accelerated, delayed or reduced payments on your notes.

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, affected equity market valuations, created significant volatility and disruption in financial markets, and increased unemployment levels. In addition, the pandemic has resulted in restrictions and closures for many businesses, as well as the institution of social distancing and sheltering in place requirements in many states and communities. Although some restrictive measures have been eased in certain areas, many of the restrictive measures remain in place or have been reinstated, and in some cases additional restrictive measures are being implemented. U.S. and global economies are likely to be negatively impacted for an extended period of time as there remains significant uncertainty about the timing and strength of an economic recovery.

The COVID-19 pandemic has adversely impacted, and may continue to adversely impact, credit card usage by cardholders, the rate of repayment of credit card balances, and the level of delinquencies and the rate of defaults by cardholders. The extent of these impacts depends on future developments, which are highly uncertain and difficult to predict, including, but not limited to, the duration and magnitude of the pandemic, the actions taken to contain the virus or treat its impact, the effectiveness of economic stimulus measures in the United States, and how quickly and to what extent economic and operating conditions and consumer and business spending can return to their pre-pandemic levels. As a result, the extent of credit card usage by cardholders, the rate of repayment of credit card balances, the level of delinquencies and the rate of defaults by cardholders and, consequently, the timing and amount of collections may be significantly and adversely impacted. Reductions in the amount, or delays in the timing, of interest or principal payments by cardholders will reduce the amount available for distribution on the notes. A significant decrease in the amount available for distribution on the notes could also result in an early redemption event and in early payment of your notes. See “The Indenture—Early Redemption Events.” Even after the COVID-19 pandemic has subsided, cardholder use and payment patterns and, by extension, the timing and amount of collections may continue to be adversely impacted, which could be material, as a result of the macroeconomic impact and any recession that has occurred or may occur in the future.

In response to the COVID-19 pandemic, beginning in March 2020, WFBNA implemented client assistance programs for its cardholders experiencing hardship from impacts of COVID-19, which includes payment deferrals for those cardholders. Starting in March 2020, WFBNA implemented an initial 90-day deferment program, during which interest and fees were waived. Beginning in June 2020, the deferment program was modified to an initial or subsequent 60-day deferment period during which interest continues to accrue and is added to the principal balance each month, while certain fees continue to be waived. Customers are limited to an initial deferment period and one subsequent deferment period. The delinquency status for accounts participating in the deferment program is generally reported using the payment status of each account at the time payment deferral was granted. WFBNA continues to evaluate, and may need to further modify, its policies and programs to continue helping its card customers through the COVID-19 pandemic but any future actions will depend on future developments, which are highly uncertain and difficult to predict. We cannot predict what future actions may be necessary to help card customers through the COVID-19 pandemic, including card customers whose accounts have been or may in the future be designated to the Trust Portfolio. The programs have had, and are expected to continue to have, the effect of reducing or slowing collections in the near term and, if not effective in mitigating the effect of COVID-19 on cardholders, may adversely affect the notes.

Because the delinquency status for receivables subject to payment deferrals under this program reflects the payment status of the related accounts at the time payment deferral was granted, and the majority of these accounts were current at that time, it is likely that without payment deferrals a portion of the accounts reported as current would have become delinquent. In addition, because the accounts in the payment deferral program do not become delinquent or advance to the next delinquency cycle, including ultimately to charge-off, in the same timeframe that would have occurred had the payment deferral relief not been granted, the levels and severities of delinquencies and charge-off amounts through the deferment period are likely lower than would have otherwise been the case. As these accounts exit the payment deferral program and until any related delinquent receivables are charged-off, levels and severities of delinquencies and charge-off amounts will likely be higher than would have otherwise been the case. As a result, historical delinquency and charge-off experience for the Representative Portfolio is likely to not be an accurate indicator of the performance of the receivables in the Representative Portfolio in the future for so long as the effects of COVID-19 continue. For information regarding the historical delinquency and charge-off experience for cardholder payments on the credit card accounts comprising the Representative Portfolio and the Trust Portfolio, see “Annex I: The Representative Portfolio and the Trust Portfolio—The Representative Portfolio—Delinquency and Loss Experience” and under “Annex I: The Representative Portfolio and the Trust Portfolio—The Trust Portfolio— Delinquency and Loss Experience.”

In response to the pandemic, as a component of its business continuity plans, WFBNA has implemented work-from-home policies for a vast majority of its employees, and social distancing plans for its employees who are working from WFBNA’s facilities. If WFBNA becomes unable to operate its business from remote locations, including, for example, because of an internal or external failure of its information technology infrastructure, it experiences increased rates of employee illness or unavailability, or governmental restrictions are placed on its employees or operations, this could also have an adverse effect on its business continuity status and result in disruptions to its credit card operations. WFBNA may also take further actions as required by governmental authorities or that it otherwise determines are in the best interests of its customers, employees and business partners. In its capacity as servicer, WFBNA also utilizes third party vendors for certain business activities. While WFBNA closely monitors the business continuity activities of these third parties, successful implementation and execution of their business continuity strategies are largely outside WFBNA’s control. If any transaction party is unable to adequately perform its obligations under the transaction documents due to a remote working environment, this will likely adversely impact the performance of the receivables in the Trust Portfolio and the timing and amount of distributions on the notes.

Federal, state, and local governmental authorities have enacted, and may enact in the future, legislation, regulations and protocols in response to the COVID-19 pandemic, including governmental programs intended to provide economic relief to businesses and individuals. There remains significant uncertainty regarding the measures that authorities will enact in the future and the ultimate impact of the legislation, regulations and protocols that have been and will be enacted.

These measures may adversely impact the performance of the receivables in the Trust Portfolio and may have an adverse effect on credit card operations. Moreover, we expect that the effects of the COVID-19 pandemic will heighten many of the other known risks described under “Risk Factors” in this prospectus.

WFBNA may be subject to cyber-attacks and other security breaches that could have a material adverse effect on its business and results of operations, including its ability to service its credit card accounts, originate new credit card accounts or generate new receivables, and could adversely affect the timing and amount of payments on your notes.

In the normal course of business, WFBNA may collect, process and retain confidential or sensitive information regarding WFBNA’s credit card customers. The sharing, use, disclosure and protection of this information is governed by the privacy and data security policies of WFBNA. Moreover, there are federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Although WFBNA may devote significant resources and management focus to ensuring the integrity of its systems through information security and business continuity programs, its facilities and systems, and those of its third-party service providers, may be subject to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. The access by unauthorized persons to, or the improper disclosure by WFBNA of, confidential information regarding its customers or its own proprietary information, software, methodologies and business secrets could result in business disruptions, legal or regulatory proceedings, reputational damage, or other adverse consequences, any of which could materially adversely affect the ability of WFBNA to service credit card accounts and to originate and designate new credit card accounts or generate new receivables in credit card accounts, any of which could adversely affect the timing and amount of payments on your notes.

Information security risks for organizations like WFBNA have increased recently in part because of new technologies, the use of the internet and telecommunications technologies (including mobile and other connected devices) to conduct financial and other business transactions, the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others, and the evolving nature of these threats. In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against organizations that are designed to disrupt key business services. There can be no assurance that WFBNA or any other entities associated with WFBNA’s credit card business will not suffer any such attacks or information security breaches in the future or to what extent such attacks or breaches could adversely affect the ability of WFBNA to service credit card accounts and to originate and designate new credit card accounts or generate new receivables in credit card accounts, any of which could in turn adversely affect the timing and amount of payments on your notes.

Cyber-attacks or other breaches, whether affecting WFBNA or other parties associated with WFBNA’s credit card business, could result in heightened consumer concern and regulatory focus and increased costs, which could have a material adverse effect on WFBNA’s credit card business. If the credit card business of WFBNA is materially adversely affected by such events, this could affect the ability of WFBNA to service credit card accounts and to originate and designate new credit card accounts or generate new receivables in credit card accounts, any of which could in turn adversely affect the timing and amount of payments on your notes. In addition, if WFBNA is materially adversely affected by such events, it may not be able to fulfill its obligations under the Servicing Agreement and such inability could adversely affect the timing and amount of payments on your notes.

Competition in the credit card and consumer lending industry may result in a decline in WFBNA’s ability to generate new receivables. This may result in the payment of principal earlier or later than the expected principal payment date, or in reduced principal payments.

The credit card industry is highly competitive. As new credit card companies enter the market and companies try to expand their market share, effective advertising, target marketing and pricing strategies grow in importance. Additionally, the acceptance and use of other consumer loan products, such as mortgage and home equity products, for consumer spending has increased significantly in recent years. WFBNA’s ability to compete in this environment will affect its ability to generate new receivables and affect payment patterns on the receivables. If the rate at which WFBNA generates new receivables declines significantly, WFBNA might be unable to transfer additional receivables to the transferor for inclusion in the issuing entity, and an early redemption event could occur, resulting in payment of principal sooner than expected or in reduced amounts. If the rate at which WFBNA generates new receivables decreases significantly at a time when you are scheduled to receive principal payments, you might receive principal payments more slowly than planned or in reduced amounts.

Payment patterns of cardholders may not be consistent over time and variations in these payment patterns may result in reduced payment of principal, or receipt of payment of principal earlier or later than expected.

Collections of principal receivables available to pay your notes on any principal payment date or to make deposits into an issuing entity account will depend on many factors, including:

●	the rate of repayment of credit card balances by cardholders, which may be slower or faster than expected and which may in turn cause payment on the notes to be earlier or later than expected;

●	the extent of credit card usage by cardholders, and the creation of additional receivables in the accounts designated to the issuing entity; and

●	the rate of default by cardholders.

Changes in payment patterns and credit card usage result from a variety of economic, competitive, political, social and legal factors. Economic factors include the rate of inflation, unemployment levels and relative interest rates. The availability of incentive or other award programs may also affect cardholders’ actions. Competitive factors include not only attractive terms and conditions offered by other credit card lenders, but also the attractiveness of other consumer lending products, such as mortgages and home equity loans. Social factors include consumer confidence levels and the public’s attitude about incurring debt and the consequences of personal bankruptcy. In addition, acts of terrorism, natural disasters and epidemics and other widespread health crises in the United States and the political and military response to any such events may have an adverse effect on general economic conditions, consumer confidence and general market liquidity.

We cannot predict how any of these or other factors will affect repayment patterns or credit card use and, consequently, the timing and amount of payments on your notes. Any reductions in the amount, or delays in the timing, of interest or principal payments will reduce the amount available for distribution on the notes.

For a description of the impact of the COVID-19 pandemic on cardholder payment patterns and credit card usage, see “—The COVID-19 pandemic has adversely impacted, and may continue to adversely impact, cardholder use, payment patterns and the performance of the credit card receivables, which may impact the timing and amount of collections and could result in accelerated, delayed or reduced payments on your notes.”

WFBNA may change the terms of the credit card accounts in a way that reduces or slows collections. These changes may result in reduced, accelerated or delayed payments to you.

The receivables are transferred to the issuing entity, but WFBNA continues to own the related credit card accounts. As owner of the credit card accounts, WFBNA retains the right to change various credit card account terms (including finance charges and other fees it charges and the required minimum monthly payment). An early redemption event could occur if WFBNA reduced the finance charges and other fees it charges and a corresponding decrease in the collection of finance charges and fees resulted. In addition, changes in the credit card account terms may alter payment patterns. If payment rates decrease significantly at a time when you are scheduled to receive principal, you might receive principal more slowly than planned.

WFBNA will not reduce the interest rate it charges on the receivables or other fees if that action would cause an early redemption event relating to the notes unless WFBNA is required by law or determines it is necessary to make such change to maintain its credit card business, based on its good faith assessment of its business competition.

WFBNA will not change the terms of the credit card accounts or its servicing practices (including changes to the required minimum monthly payment and the calculation of the amount or the timing of finance charges, other fees and charge-offs) unless WFBNA reasonably believes an early redemption event would not occur for any tranche of notes and takes the same action on other substantially similar credit card accounts, to the extent permitted by those credit card accounts.

WFBNA has no restrictions on its ability to change the terms of the credit card accounts except as described above. Changes in relevant law, changes in the marketplace or prudent business practices could cause WFBNA to change credit card account terms. See “WFBNA’s Credit Card Activities—Collection Efforts” for a description of how credit card account terms can be changed.

In response to the COVID-19 pandemic, beginning in March 2020, WFBNA implemented client assistance programs for its cardholders experiencing hardship from impacts of COVID-19, which includes payment deferrals for those cardholders. We cannot predict what future actions may be necessary to help card customers through the COVID-19 pandemic, including card customers whose accounts have been or may in the future be designated to the Trust Portfolio. The programs have had, and are expected to continue to have, the effect of reducing or slowing collections in the near term and, if not effective in mitigating the effect of COVID-19 on cardholders, may adversely affect the notes. See “WFBNA Credit Card Activities—Collection Efforts” and “Risk Factors—Business Risks Relating to WFBNA’s Credit Card Business—The COVID-19 pandemic has adversely impacted, and may continue to adversely impact, cardholder use, payment patterns and the performance of the credit card receivables, which may impact the timing and amount of collections and could result in accelerated, delayed or reduced payments on your notes.”

Yield and payments on the receivables could decrease, resulting in the receipt of principal payments earlier than the expected principal payment date.

There is no assurance that the stated principal amount of your notes will be paid on its expected principal payment date.

A significant decrease in the amount of credit card receivables in the issuing entity for any reason could result in an early redemption event and in early payment of your notes, as well as decreased protection to you against defaults on the credit card receivables. In addition, the effective yield on the credit card receivables in the issuing entity could decrease due to, among other things, a change in periodic finance charges on the credit card accounts, an increase in the level of delinquencies or increased convenience use of the card whereby cardholders pay their credit card balance in full each month and incur no finance charges. This could reduce the amount of Available Funds. If the amount of Excess Available Funds for any three consecutive calendar months is less than the Required Excess Available Funds for those three months, an early redemption event will occur and could result in an early payment of your notes. See “The Notes—Early Redemption of Notes.”

See “—Competition in the credit card and consumer lending industry may result in a decline in WFBNA’s ability to generate new receivables. This may result in the payment of principal earlier or later than the expected principal payment date, or in reduced amounts” and “Risk Factors— Transaction Structure Risks—Class A, Class B and Class C notes of the WFCardSeries can lose their subordination under some circumstances resulting in delayed or reduced payments to you” above for a discussion of other circumstances under which you may receive principal payments earlier or later than the expected principal payment date.

Insolvency and Security Interest Risks

The conservatorship, receivership, bankruptcy or insolvency of WFBNA, the transferor, the issuing entity, or any of their affiliates could result in accelerated, delayed or reduced payments to you.

WFBNA is a national banking association and its deposits are insured, up to applicable regulatory limits, by the Federal Deposit Insurance Corporation (the “FDIC”). If certain events were to occur involving WFBNA’s financial condition or the propriety of its actions, the FDIC could be appointed as conservator or receiver for WFBNA and, in that capacity, could exercise broad powers over WFBNA and its assets, obligations and operations.

WFBNA transfers receivables to the transferor and the transferor transfers the receivables to the issuing entity. Each transfer of receivables by WFBNA is intended by the parties to be a sale and is treated by WFBNA as a sale for legal purposes. The FDIC or other interested parties, however, could take the position that any of these transfers constitute only the grant of a security interest under applicable law, that WFBNA continues to own the receivables, and that the FDIC as conservator or receiver for WFBNA should control and administer the receivables.

Under the current version of the FDIC’s regulation on securitization transactions (the “FDIC Rule”), the FDIC has surrendered its rights to reclaim, recover or recharacterize a depository institution’s transfer of financial assets if certain conditions are satisfied. Those conditions include the following:

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If the FDIC, as conservator or receiver, provides written notice of repudiation of the securitization agreement pursuant to which the securitized assets were transferred, and the FDIC does not pay damages within ten (10) business days following the effective date of such notice, the parties can exercise any of their contractual rights in accordance with the transaction documents, including, but not limited to, taking possession of the securitized assets and exercising other remedies as a secured creditor pursuant to the transaction documents, provided no involvement of the FDIC is required other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business to facilitate the exercise of these contractual rights. The damages to be paid by the FDIC are the par value of the obligations issued in the securitization on the date of appointment of the FDIC as conservator or receiver, less any payments of principal received by holders of the obligations through the date of repudiation of the securitization agreement. Upon payment of these damages, all liens or claims on the securitized assets under the transaction document will be released.

●

If, after appointment of the FDIC as conservator or receiver, the FDIC is in monetary default due to its failure to pay or apply collection from the securitized assets in accordance with the transaction documents, whether as servicer or otherwise, and remains in monetary default for ten (10) business days after written notice thereof, then the parties can exercise any of their contractual rights in accordance with the transaction documents, including, but not limited to, taking possession of the securitized assets and exercising remedies, including self-help remedies, as a secured creditor under the transaction documents, provided no involvement of the FDIC is required other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business in order to facilitate the exercise of such contractual rights. The insolvent bank will have no further obligations under the transaction documents.

Each transfer of receivables by WFBNA has been intended to satisfy all of the conditions of the FDIC Rule. However, the conditions of the FDIC Rule are numerous and complex, and the FDIC Rule is an untested regulation, and its interpretation remains uncertain. There is no guarantee that the FDIC will not determine that a condition of the FDIC Rule has not been satisfied. If any of the conditions imposed by the FDIC Rule were found not to be met, the FDIC’s rights to reclaim, recover, or recharacterize WFBNA’s transfers of receivables would not be restricted. If any of the conditions of the FDIC Rule were found not to have been met, the FDIC may attempt to assert that the holders of the notes are secured creditors of WFBNA (that are not entitled to the benefits of the FDIC Rule). There could be delays in payments on the notes, and the noteholders and the indenture trustee may be prevented from exercising any of their rights and remedies while these issues are being contested. If the FDIC prevails, there may be delays or reductions in payments on the notes. Regardless of whether the conditions of the FDIC Rule were satisfied and the FDIC performed its obligations under the FDIC Rule, distributions to you could be adversely affected if WFBNA entered receivership or conservatorship.

The FDIC may attempt to assert that there can be no judicial review of its determination. Even if the FDIC determines that all of the conditions of the FDIC Rule have been satisfied and the FDIC did not reclaim, recover or recharacterize WFBNA’s transfers of receivables, distributions to you could be adversely affected if WFBNA entered conservatorship or receivership.

While the FDIC Rule provides that payments on the obligations issued in the securitization will continue to be made (to the extent that there are sufficient collections on the securitized assets) prior to repudiation or default, the indenture trustee and the holders of the notes will likely be prevented from exercising any of their rights or remedies pending the expiration of the time periods specified in the FDIC Rule.

If the FDIC repudiates the receivables purchase agreement, it is not clear under the FDIC Rule whether the indenture trustee will be permitted by the FDIC to apply collections on the receivables that are received prior to repudiation to the payment of interest on the notes that accrues during the ten (10) business day period referred to in the FDIC Rule. It is unlikely that the indenture trustee will be permitted by the FDIC to receive payments collected on the receivables after a repudiation. Under such circumstances, there will be losses on the notes.

Under certain circumstances the FDIC Rule authorizes the indenture trustee to exercise its contractual rights under the transaction documents. The FDIC Rule requires, however, that this exercise of contractual rights not require the involvement of the FDIC (other than such consents, waivers, or execution of transfer documents as may be reasonably requested in the ordinary course of business). Because the receivables are intangible property that cannot be physically possessed, it is not entirely clear which contractual rights the indenture trustee can exercise that would not require the involvement of the FDIC. It is possible that the rights that the indenture trustee is able to exercise without the involvement of the FDIC may not be sufficient to realize the full value of the receivables for holders of the notes. As a result, you could suffer losses.

The FDIC may be able to obtain a judicial stay of any action to collect payments under or otherwise enforce the transaction documents or the notes. The FDIC may require that its claims process be followed before any payments on the receivables are released. The delay caused by such actions could result in losses on the notes.

The FDIC, moreover, may have the power to choose whether or not the terms of the transaction documents will continue to apply. Thus, regardless of what the transaction documents provide, the FDIC could:

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authorize WFBNA to assign or stop performing its obligations under the transaction documents, including its obligations to service the receivables, to make payments or deposits, to repurchase receivables, or to provide administrative services for the transferor or the issuing entity;

●	prevent the appointment of a successor servicer or the appointment of a successor provider of administrative services for the transferor or the issuing entity;

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alter the terms on which WFBNA continues to service the receivables, to provide administrative services for the transferor or the issuing entity, or to perform its other obligations under the transaction documents, including the amount or the priority of the fees paid to WFBNA;

●	prevent or limit the commencement of an early amortization period or an early redemption of the notes, or instead do the opposite and require those to commence;

●	prevent or limit the early liquidation of the receivables or the termination of the issuing entity, or instead do the opposite and require those things to occur;

●	prevent or limit the continued transfers or receivables, or instead to the opposite and require those to continue.

If any of these events were to occur, payments to you could be accelerated, delayed, or reduced. In addition, these events could result in other parties to the transaction documents being excused from performing their obligations, which would cause further losses on your investment. Distributions to you also could be adversely affected if the FDIC were to argue that any term of the transaction documents violates applicable regulatory requirements.

The FDIC may also be able to assign some or all of WFBNA’s rights and obligations under the transaction documents, including WFBNA’s rights and obligations as servicer or provider of administrative services, to a third party without the consent, and even over the objection, of the parties, and without complying with the requirements of the applicable transaction documents. The FDIC may be able to assign or repudiate only part of a transaction document, and it may not be required to assign or repudiate the entire transaction document. If any of these events were to occur, payments to you could be accelerated, delayed, or reduced. In addition, these events could result in other parties to the transaction documents being excused from performing their obligations, which could cause further losses on your investment.

In order to comply with the requirements of the FDIC Rule, the representations and warranties of WFBNA as seller are set forth in a separate transaction document from the obligations of WFBNA as servicer. This has the effect of making it easier for the FDIC to attempt to repudiate WFBNA’s representations and warranties and the related buyback obligations, while at the same time assigning the servicing of the transaction to a servicer of the FDIC’s choosing without complying with the terms of the transaction documents. Should this occur, you could suffer losses on your investment.

The FDIC has asserted that certain of its determinations in receivership and conservatorship matters are not subject to judicial review, that it is not obligated to pay damages unless the bank in receivership has funds left over after paying all depositors in full, and that if it is required to pay damages, it can pay such damages with a receivership certificate rather than in cash. A receivership certificate generally entitles the holder to payment up to the amount thereof from available receivership assets, in the priority established by statute and at the time determined by the FDIC. If the FDIC were to successfully take any of these positions in connection with a receivership or conservatorship of WFBNA, you could suffer losses on your investment.

The transferor is a subsidiary of WFBNA. Certain banking laws and regulations may apply not only to WFBNA but to its subsidiaries as well. If the transferor were found to have violated any of these laws or regulations, you could suffer a loss on your investment.

In the receivership of an unrelated national bank, the FDIC successfully argued to the United States Court of Appeals for the District of Columbia Circuit that certain of its rights and powers extended to a statutory trust formed and owned by that national bank in connection with a securitization of credit card receivables. If WFBNA were to enter conservatorship or receivership, the FDIC could argue that its rights and powers extend to the transferor or the issuing entity. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of the indenture trustee or the noteholders under any transaction document, losses to you could result.

In addition, no assurance can be given that the FDIC would not attempt to exercise control over the receivables or the other assets of the transferor or the issuing entity on an interim or a permanent basis. If this were to occur, payments to you could be delayed or reduced.

The transferor and/or the issuing entity have been established so as to minimize the risk that either of them would become insolvent or enter bankruptcy. Still, each of them may be eligible to file for bankruptcy, and no assurance can be given that the risk of insolvency or bankruptcy has been eliminated. If the transferor or the issuing entity were to become insolvent or were to enter bankruptcy, you could suffer a loss on your investment. Risks also exist that, if the transferor or the issuing entity were to enter bankruptcy, the other and its assets (including the receivables) would be treated as part of the bankruptcy estate.

You could also suffer a loss on your investment if an orderly liquidation of the transferor or the issuing entity were commenced under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the FDIC were appointed as receiver.

Regardless of any decision made by the FDIC or any ruling made by a court, moreover, the mere fact that WFBNA, the transferor or the issuing entity has become insolvent or has become the subject of a conservatorship, receivership, or bankruptcy could have an adverse effect on the value of the receivables and on the liquidity and the value of the notes.

There also may be other possible effects of a conservatorship, receivership, bankruptcy, or insolvency of WFBNA, the transferor or the issuing entity that could result in losses on your investment.

The conservatorship, receivership, bankruptcy, or insolvency of other parties to the transactions could result in accelerated, delayed, or reduced payments to you.

Other parties to the transactions, such as subservicers, may have material roles. In addition, funds to make payments on the notes may be supplied by derivative counterparties or by enhancement or liquidity providers. If any of these parties were to enter conservatorship, receivership, or bankruptcy or were to become insolvent, there could be losses on your investment.

Some interests could have priority over the indenture trustee’s interest in the receivables, which could cause delayed or reduced payments to you.

Representations and warranties are made that the indenture trustee has a perfected interest in the receivables. If any of these representations and warranties were found not to be true, however, payments to you could be delayed or reduced.

The transaction documents permit liens for municipal or other local taxes to have priority over the indenture trustee’s perfected interest in the receivables. If any of these tax liens were to arise, or if other interests in the receivables were found to have priority over those of the indenture trustee, you could suffer a loss on your investment.

If a conservator, a receiver, or a bankruptcy trustee were appointed for WFBNA, the transferor, or the issuing entity, and if the administrative expenses of the conservator, the receiver, or the bankruptcy trustee were found to relate to the receivables or the transaction documents, those expenses could be paid from collections on the receivables before the indenture trustee receives any payments, which could result in losses on your investment. See “—The conservatorship, receivership, bankruptcy, or insolvency of WFBNA, Funding, the issuing entity, or any of their affiliates could result in accelerated, delayed, or reduced payments to you” in this prospectus.

The indenture trustee may not have a perfected interest in collections and interchange commingled by each of, respectively, the servicer and WFBNA with its own funds, which could cause delayed or reduced payments to you.

Each of the servicer and WFBNA is obligated to deposit, respectively, collections and interchange into the collection account no later than the second business day after the date of processing for such collections and interchange. See “Sources of Funds to Pay the Notes—Application of Collections” and “WFBNA’s Credit Card Activities—[_____].”

All collections and interchange that each of the servicer and WFBNA, respectively, is permitted to hold may be commingled with its other funds and used for its own benefit for the time, not to exceed two business days, necessary to clear any payments received. The indenture trustee may not have a perfected interest in these amounts, and thus payments to you could be delayed or reduced if the servicer or WFBNA were to enter conservatorship or receivership, were to become insolvent, or were to fail to perform its obligations under the transaction documents.

Other Legal and Regulatory Risks

WFBNA is subject to regulatory supervision and regulatory action could result in losses or delays in payment.

WFBNA is regulated and supervised by the Office of the Comptroller of the Currency (the “OCC”), the Consumer Financial Protection Bureau (the “CFPB”) and the FDIC. See “—Financial regulatory reforms could have a significant impact on the issuing entity, Funding or WFBNA.” These regulatory authorities, as well as others, have broad powers of enforcement over WFBNA and its affiliates.

If an applicable regulatory authority were to conclude that an obligation under the transaction documents constituted an unsafe or unsound practice or violated any law, regulation, written condition, or agreement applicable to WFBNA or its affiliates, that regulatory authority may have the power to order WFBNA or the related affiliate, among other things, to rescind the transaction document, to refuse to perform the obligation, to terminate that activity, to amend the terms of the obligation, or to take any other action considered appropriate by that authority. In addition, WFBNA or the related affiliate may not be liable to you for contractual or other damages for complying with such a regulatory order, and you may not be able to make a claim against the regulatory authority. Therefore, if such a regulatory order were issued, payments to you could be accelerated, delayed, or reduced.

In one case, the OCC issued a cease and desist order against a national banking association that was found to have been servicing credit card receivables on terms that were inconsistent with safe and sound banking practices. That order required the financial institution to cease performing its duties as servicer within approximately 120 days, to immediately withhold and segregate funds from collections for payment of its servicing fee (despite the priority of payments in the securitization documents and the perfected security interest of the related trust in those funds), and to increase its servicing fee percentage above that specified in the securitization documents. WFBNA has no reason to believe that its servicing arrangements are contrary to safe and sound banking practices or otherwise violate any law, regulation, written condition, or agreement applicable to WFBNA or its affiliates. If a regulatory authority were to conclude otherwise, however, you could suffer a loss on your investment.

Changes to consumer protection laws, including in their application or interpretation, may impede origination or collection efforts, change cardholder use patterns, or alter timing and amount of collections, any of which may result in an acceleration of, or reduction in, payments on your notes.

Receivables that do not comply with consumer protection laws may not be valid or enforceable under their terms against the obligors of those receivables.

Federal and state consumer protection laws regulate the creation and enforcement of consumer loans, including credit card receivables. Congress, the states, and regulatory agencies could further regulate the credit card and consumer credit industry in ways that (i) make it more difficult for WFBNA to originate additional accounts or for the servicer to collect payments on the receivables, (ii) reduce the finance charges and other fees that WFBNA or its affiliates can charge on credit card account balances, resulting in reduced collections, or (iii) cause cardholders to reduce their credit card usage.

Moreover, WFBNA must comply with the Servicemembers Civil Relief Act (“SCRA”) and similar state laws. The SCRA allows individuals on active duty in the military to cap the interest rate and fees on debts incurred before the call to active duty at 6%. In addition, subject to judicial discretion, any action or court proceeding in which an individual in military service is involved may be stayed if the individual’s rights would be prejudiced by denial of such a stay. Currently, some cardholders with outstanding balances have been placed on active duty in the military, and more may be placed on active duty in the future.

The regulations implementing the Military Lending Act (“MLA”) also apply to various WFBNA products, including credit cards and provide specific protections to covered borrowers. Those protections include a limit on the Military Annual Percentage Rate of 36%, written and oral delivery of certain required disclosures before origination, and a prohibition on certain loan terms including arbitration agreements. Creditors can rely on safe harbors for determining whether an applicant is a covered borrower. If WFBNA were to extend credit to a covered borrower without complying with the applicable MLA provisions, and the safe harbors were deemed not to apply, the credit card agreement could be void.

As a result of the consumer protection laws and regulations currently in effect, any consumer protection laws or regulations subsequently enacted or implemented, and changes in their regulatory application or judicial interpretation, it may be more difficult for WFBNA to originate additional accounts or for the servicer to collect payments on the receivables, and the finance charges and other fees that WFBNA as owner of the accounts can charge on credit card account balances may be reduced. Furthermore, cardholders may choose to use credit cards less as a result of these consumer protection laws and their respective application and interpretation. Each of these results, independently or collectively, may reduce the effective yield on the credit card accounts in the Trust Portfolio, which could result in an early redemption event and accelerated or reduced payments on your notes. See “Consumer Protection Laws” in this prospectus.

Congress, the states and regulatory agencies, including but not limited to the Board of Governors of the Federal Reserve and the CFPB, also could further regulate the credit card and consumer credit industry in ways that make it more difficult for WFBNA to originate additional accounts or for the servicer to collect payments on the receivables, that reduce the finance charges and other fees that WFBNA as owner of the accounts can charge on credit card account balances, or that cause cardholders to decrease their use of credit cards. See “—Financial regulatory reforms could have a significant impact on the issuing entity, Funding or WFBNA.”

If a cardholder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the cardholder’s obligations to repay amounts due on its account and, as a result, the related receivables would be written off as uncollectible. The noteholders could suffer a loss if no funds are available from credit enhancement or other sources. See “Sources of Funds to Pay the Notes—Allocations of Reductions from Charge Offs” in this prospectus.

Changes to federal or state bankruptcy or debtor relief laws may impede collection efforts or alter timing and amount of collections, which may result in reduction in payment on your notes.

If a cardholder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the cardholder’s obligations to repay amounts due on its account. As a result, the related receivables arising in that account would be written off as uncollectible. You could suffer a loss if no funds are available from credit enhancement or other sources. See “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount.”

Financial regulatory reforms could have a significant impact on the issuing entity, Funding or WFBNA

The Financial Reform Act, which was signed into law on July 21, 2010, enacted sweeping financial regulatory reform, including providing for the creation of new federal regulatory agencies and the grant of additional authorities and responsibilities to existing regulatory agencies, to identify and address emerging systemic risks posed by the activities of financial services firms. The Financial Reform Act also provided for, among other things, enhanced regulation of derivatives and asset backed securities, restrictions on executive compensation, heightened capital and liquidity requirements for banks, and enhanced oversight of credit rating agencies. Additionally, the Financial Reform Act limited the ability of some federal laws to preempt state and local consumer protection laws. Several examples of new regulations implemented in whole or in part under the Financial Reform Act are set forth below.

The Financial Reform Act established the CFPB to regulate the offering of consumer financial products or services under federal consumer financial laws. In addition, the CFPB was granted general authority to prevent covered persons or service providers from committing or engaging in unfair, deceptive or abusive acts or practices under federal law in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. Pursuant to the Financial Reform Act, on July 21, 2011, certain federal consumer financial protection statutes and related regulatory authority were transferred to the CFPB. Consequently, certain federal consumer financial laws including, but not limited to, the Truth in Lending, Equal Credit Opportunity, Fair Credit Reporting, and Electronic Fund Transfer Acts, are currently enforced by the CFPB, subject to certain statutory limitations.

On August 31, 2011, the SEC issued an advance notice of proposed rulemaking relating to the exemptions from the status as an investment company under the Investment Company Act of 1940 relied upon by the issuing entity. While there has been no activity related to this rulemaking since the issuance of the advance notice of proposed rulemaking, we cannot predict if and when it may once again become active. At this time, we cannot predict what form any related final rules will take, whether the exemptions that the issuing entity relies on will continue to be available or whether new and prohibitive conditions to reliance on the exemptions will be included in any such final rules.

Many of the provisions under the Financial Reform Act have been implemented and others will continue to be phased in over time and will be subject to further rulemaking at the discretion of applicable regulatory bodies; the impact of the Financial Reform Act will depend significantly upon the content and implementation of the rules and regulations issued thereunder. The full extent to which the Financial Reform Act and its associated rules and regulations will impact the asset-backed securities market and credit card lending generally and the issuing entity, the transferor or WFBNA and their respective businesses and assets specifically remains uncertain. We can give no assurance that the new standards, or the manner in which they are interpreted and applied, will not have an material adverse impact on the issuing entity, the transferor or WFBNA, including on the level of receivables held in the issuing entity, the servicing of those receivables, or the amount of notes issued in the future.

WFBNA, Funding and the issuing entity could be named as defendants in litigation, resulting in increased expenses and greater risk of loss on your notes.

WFBNA is subject to the risks of litigation as a result of a number of factors and from various sources, including the highly regulated nature of the financial services industry, the focus of state and federal prosecutors on banks and the financial services industry and the structure of securitization funding programs in the credit card industry.

As an assignee of credit card receivables, the transferor or the issuing entity, as applicable, are likewise subject to the risks of litigation. In particular, the United States Court of Appeals for the Second Circuit, in Madden v. Midland Funding, LLC, 786 F.3d 246 (2d Cir. 2015), cert. denied, 136 S.Ct. 2505 (June 27, 2016), created uncertainty as to whether non-bank entities purchasing loans originated by a bank may rely on federal preemption of state usury laws, and such decision may create an increased risk of litigation challenging the transferor’s or the issuing entity’s ability to collect interest in accordance with the account terms of certain receivables. In Madden, the court considered a defaulted and charged off credit card loan made by a national bank, which was sold to an unaffiliated non-bank debt collector that continued to charge interest at the rate contracted for by the national bank, while attempting to collect on the loan. The borrower filed suit claiming among other things, that the rate charged by the non-bank entity exceeded the maximum interest rates allowable under New York usury law. The court concluded that federal preemption generally applicable to national banks did not apply to non-bank assignees if the assignee was not acting on behalf of a national bank, if a national bank no longer had an interest in the loan or if application of the state law did not significantly interfere with a national bank’s exercise of its federal banking powers. The Supreme Court denied a petition to hear the case on appeal.

In June 2019, two complaints were filed, one in the United States District Court for the Eastern District of New York (Cohen et al. v. Capital One Funding, LLC et al. (No. 19-03479 (E.D.N.Y. June 12, 2019), ECF No. 1)) and one in the United States District Court for the Western District of New York (Petersen et al. v. Chase Funding, LLC et al., No. 1:19-cv-00741 (W.D.N.Y. June 6, 2019)), each seeking class action status for plaintiffs against certain defendants affiliated with a national bank that have acted as special purpose entities in securitization transactions sponsored by each bank. Each complaint alleges that the defendants’ acquisition, collection and enforcement of the rates and fees in the bank’s credit card agreements for the acquired receivables violated New York’s civil usury law and, that, as in Madden, the defendants, as non-bank entities, are not entitled to the benefit of federal preemption of state usury law. Each complaint seeks a judgment declaring the receivables unenforceable, monetary damages and other legal and equitable remedies, such as disgorgement of all sums paid in excess of the usury limit. Motions to dismiss were filed in both cases. On September 21, 2020, the judge for the Petersen case granted the defendants’ motion to dismiss, and on September 28, 2020, the judge for the Cohen case granted the defendants’ motion to dismiss with prejudice. While not overruling Madden, the judge in each case found that facts of the case were different and required a different result. The judge in each case also found that application of New York usury law would significantly interfere with a national bank’s right to sell and securitize loans. On October 21, 2020 and October 28, 2020, the plaintiffs in the Petersen and Cohen cases, respectively, filed appeals of the judges’ decisions in their respective cases with the United States Court of Appeals for the Second Circuit. The parties to both appeals have since stipulated to dismiss those appeals, which the court ordered. Accordingly, both appeals have been dismissed.

Although the appeals of the Cohen and Petersen actions have been dismissed, we cannot assure you that additional similar litigation against other bank-affiliated special purpose entities participating in securitizations of credit card receivables, such as the transferor and the issuing entity. Sales of credit card receivables by WFBNA to the transferor and by the transferor to the issuing entity (pursuant to a structure substantially similar to the structures that were the subject of the Cohen and the Petersen litigation) are distinguishable from the facts presented in the Madden case in that, among other differences, WFBNA continues to own the credit card accounts giving rise to the transferred receivables, WFBNA continues to originate and service those receivables, WFBNA continues to have exposure to (and, therefore, an interest in) those receivables through, among other things, the transferor’s retention of the Transferor Interest, and each of the transferor and the issuing entity is an affiliate of WFBNA. Nevertheless, litigation of this type would subject such participants to significant expense and exposure to loss and could result in such receivables with rates of interest that exceed applicable state usury limits being subject to interest rate reductions or being deemed void or unenforceable and requiring forfeiture of principal and/or interest (paid or to be paid). If this were to occur with respect to the transferor or the issuing entity, you may suffer a delay in payment or incur losses on your investment.

The OCC and the FDIC recently promulgated final rules that codify the “valid when made” doctrine, which affirms that if the interest rate on a loan is permissible under federal banking law at the time the loan was originated, the interest rate continues to be permissible when it is subsequently sold, assigned or otherwise transferred. The OCC final rule became effective on August 3, 2020, and the FDIC final rule became effective on August 21, 2020. The final rules were enacted in part in response to the uncertainty created by the Madden decision and serve as authority contrary to that decision. It is uncertain what deference courts will give to these final rules in litigation related to the charging of interest by the assignee of a loan originated by a federally insured depository institution, although one federal court in Colorado has determined it was bound by the new regulations. Rent-Rite Superkegs West, Ltd. v. World Business Lender, LLC, Case No. 1:19-cv-01552-RBJ (D. Colo.). On July 29, 2020, the Attorneys General of California, Illinois and New York filed an action against the OCC challenging the rule under the Administrative Procedure Act and seeking to have the valid when made rule declared unlawful and set aside. State of California, et al. v. The OCC et al., Case No. 4:20-cv-05200 (N.D. Cal.). On August 20, 2020, the Attorneys General of several states filed an action against the FDIC challenging the rule under the Administrative Procedure Act and seeking to have the FDIC rule declared unlawful and set aside. State of California, et al. v. The Federal Deposit Ins. Corp., Case No. 4:20-cv-05860 (N.D. Cal.). Both cases are in their early stages. It is also possible that Congressional action or other regulatory action could potentially invalidate the rules.

Certain EEA Regulated Investors are Subject to Due Diligence and Risk Retention Requirements Applicable to the Notes

Article 5 of the EU Securitization Regulation places certain conditions on investments in securitizations by institutional investors, as described under “EU Due Diligence and Risk Retention Rules Considerations” in this prospectus.

The EU Securitization Regulation allows institutional investors to invest in securitizations only if the originator, sponsor or original lender retains on an ongoing basis a material net economic interest in the securitization transaction, which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses the risk retention to institutional investors. Prior to holding a securitization position, an institutional investor is also required to verify, among other things, that the originator does not operate as a sole purpose securitization vehicle and that the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness.

Article 7 of the EU Securitization Regulation sets out transparency requirements for securitizations and contains provisions for the originator, sponsor and issuer of the securities, where applicable, to make available to investors and competent authorities and, upon request, to potential investors, certain information on a periodic basis, including quarterly information on the underlying exposures and investor reports containing prescribed data and information.

Certain disclosures are included in this prospectus, and the bank is agreeing to certain undertakings as described under “EU Due Diligence and Risk Retention Rules Considerations” in this prospectus. However, none of WFBNA, Funding, the issuing entity, the owner trustee, the indenture trustee, the paying agent, the note registrar, any of the underwriters, or any of their respective affiliates, makes any representation that any such disclosures and undertakings are sufficient for purposes of the EU due diligence and risk retention rules (including, without limitation, Article 7 of the EU Securitization Regulation) or other provisions of the EU Securitization Regulation (or any equivalent or similar requirements), or that the structure of the notes and the transactions described in this prospectus have the features necessary to qualify as an originator’s interest in accordance with the EU due diligence and risk retention rules (or any equivalent or similar requirements). Investors are required to independently assess and determine the sufficiency of such information, and each investor should consult with its own legal, accounting, regulatory and other advisors and/or its regulator to determine the sufficiency of the information set out in this prospectus for the purpose of satisfying applicable requirements. These requirements, and any other changes to the regulation or regulatory treatment of securitization transactions or of the notes applicable to particular investors, may negatively impact the regulatory position of those investors. In addition, such regulations could have a negative impact on the price and liquidity of the notes in the secondary market.

Any changes to the regulation or regulatory treatment of asset-backed securities, whether in the EU, the UK or elsewhere, may negatively impact the regulatory position of affected investors and have an adverse impact on the value and liquidity of asset-backed securities such as the notes. Noteholders should analyze their own regulatory position, and are encouraged to consult with their legal, accounting, regulatory and other advisors and/or their regulator, regarding compliance with the EU due diligence and risk retention rules or other applicable regulations and the suitability of the notes for investment.

Transaction Structure Risks

[The following discussion of risks should be read together with the benchmark transition provisions under “Prospectus Summary—Interest Payments—Effect of a Benchmark Transition Event and Related Benchmark Replacement Date” above, which define and further describe a number of terms and matters referred to below.]

[Interest on your notes will be calculated using a reference rate other than [•]-month LIBOR if a Benchmark Transition Event and related Benchmark Replacement Date occur.

The U.K. Financial Conduct Authority, which regulates LIBOR, announced in July 2017 that it will no longer persuade or compel banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. On November 30, 2020, the administrator of LIBOR announced its intention to consult on continuing the publication of certain tenors of LIBOR through June 30, 2023. U.S. financial regulators, in response to the announcement, noted that the continued publication of LIBOR would allow most legacy U.S. dollar LIBOR-referencing agreements to mature without disruption, but the regulators also reiterated their view that new contracts, including securitization issuances, should reference benchmark rates other than LIBOR as soon as possible. Notwithstanding this announcement, it remains impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. These factors may result in the occurrence of a Benchmark Transition Event and related Benchmark Replacement Date, which could occur before the end of 2021 and while the Class [•](20[•]-[•]) notes remain outstanding.

If the Calculation Agent determines that a Benchmark Transition Event and related Benchmark Replacement Date have occurred with respect to [•]-month LIBOR prior to the legal maturity date, then the Calculation Agent will determine a Benchmark Replacement in accordance with the benchmark transition provisions described in “Prospectus Summary—Interest Payments—Effect of a Benchmark Transition Event and Related Benchmark Replacement Date.” After such an event, interest on the Class [•](20[•]-[•]) notes will no longer be determined by reference to [•]-month LIBOR, but instead will be determined by the Calculation Agent by reference to the applicable Benchmark Replacement.

The selection of a Benchmark Replacement, and any decisions, determinations or elections made by the Calculation Agent in connection with implementing a Benchmark Replacement with respect to the Class [•](20[•]-[•]) notes in accordance with the benchmark transition provisions, including with respect to Benchmark Replacement Conforming Changes, could adversely affect the rate of interest on the Class [•](20[•]-[•]) notes which could adversely affect the return on, value of and market for the Class [•](20[•]-[•]) notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to [•]-month LIBOR, or that any Benchmark Replacement will produce the economic equivalent of [•]-month LIBOR as a reference rate for interest on the Class [•](20[•]-[•]) notes.]

[The interest rate for your notes may be calculated using alternative methods if LIBOR is no longer quoted and may be calculated using a different benchmark if LIBOR is discontinued.

To the extent that LIBOR is no longer quoted on the Reuters screen page “LIBOR01,” LIBOR will be determined using the alternative methods described in “Prospectus Summary—Interest Payments—[•]-month LIBOR.” Any of these alternative methods may result in interest payments on the Class [•](20[•]-[•]) notes that are higher than, lower than or that do not otherwise correlate over time with the interest payments that would have been made on such notes if LIBOR was available in its current form. Further, the same reforms, actions, costs and/or risks that may lead to the discontinuation or unavailability of LIBOR may make one or more of the alternative methods impossible or impracticable to determine. If as a result of the discontinuation of LIBOR, or for other reasons such as an announcement by a relevant authoritative organization that LIBOR is no longer representative, the Calculation Agent determines that a Benchmark Transition Event has occurred with respect to LIBOR, then the Calculation Agent will designate a substitute or successor Benchmark to LIBOR and make conforming changes to the terms of the notes as described in “Prospectus Summary—Interest Payments—Effect of a Benchmark Transition Event and Related Benchmark Replacement Date.” If the Calculation Agent is an affiliate of the issuing entity (as initially will be the case), the interests with respect to any determinations related to the change from LIBOR to another Benchmark may be adverse to the interests of the holders of the Class [•](20[•]-[•]) notes. Any of the foregoing may have an adverse effect on the value of, return on and trading market for your notes.]

[Regulation, reform and the potential or actual discontinuation of “benchmarks,” including LIBOR, may adversely affect the value of, return on and trading market for your notes.

LIBOR and certain other rates or indices which are deemed to be “benchmarks” are the subject of ongoing national and international regulatory scrutiny and proposals for reform. Some of these reforms are already effective, while others are still to be implemented or formulated. These reforms may cause such “benchmarks” to perform differently than they performed in the past or to be discontinued entirely and may have other consequences that cannot be predicted. Any such consequences could adversely affect the value of, return on and trading market for your notes.

Any of the international, national or other proposals for reform or the general increased regulatory scrutiny of “benchmarks” could increase the costs and risks of administering or otherwise participating in the setting of a “benchmark” and complying with any such regulations or requirements. In addition, regulators have stated that they will no longer encourage or require banks to submit rates for LIBOR after 2021, and similar actions may be taken with respect to other “benchmarks” in the future. Such actions may have the effect of discouraging market participants from continuing to administer or participate in or contribute to certain “benchmarks,” trigger changes in the rules or methodologies used in certain “benchmarks,” or lead to the discontinuation of or unavailability of quotes for certain “benchmarks.” Uncertainty as to the nature and the effect of such reforms and actions and the potential or actual discontinuation of a “benchmark” may adversely affect the value of, return on and trading market for your notes.

To the extent interest payments on the Class [•](20[•]-[•]) notes are based on a specific “benchmark,” including LIBOR, that is discontinued or is no longer quoted, the applicable interest rate will be determined using the applicable alternative methods described in “Prospectus Summary—Interest Payments—[•]-month LIBOR.” Any of these alternative methods may result in an interest rate for the Class [•](20[•]-[•]) notes that is higher than, lower than or that does not otherwise correlate over time with the interest rate for the Class [•](20[•]-[•]) notes if the relevant “benchmark” was available in its current form. Further, the same reforms, actions, costs and/or risks that may lead to the discontinuation or unavailability of a “benchmark” may make one or more of the alternative methods impossible or impracticable to determine. Any such consequence could have an adverse effect on the value of, return on and trading market for your notes.]

[The Benchmark Replacement is uncertain and may not be a suitable replacement for [•]-month LIBOR.

The terms of the Class [•](20[•]-[•]) notes provide for a “waterfall” of alternative rates to be used to determine the rate of interest on the Class [•](20[•]-[•]) notes if a Benchmark Transition Event and related Benchmark Replacement Date occur and the Interpolated Benchmark cannot be determined. The first alternative rate in the waterfall is Term SOFR, a forward-looking rate which will be based on SOFR. However, Term SOFR does not exist as of the date of this prospectus, and there is no guarantee that Term SOFR will exist prior to a Benchmark Transition Event and related Benchmark Replacement Date. Even if Term SOFR is developed, it is unclear whether it will be a suitable replacement or successor for [•]-month LIBOR. Assuming Term SOFR does not exist at the time of a Benchmark Transition Event and related Benchmark Replacement Date, the second alternative rate in the waterfall is Compounded SOFR. Compounded SOFR is the compounded average of daily SOFR rates that is expected to be calculated in arrears, while [•]-month LIBOR is a forward-looking rate. However, there currently is no uniform market convention with respect to the calculation of Compounded SOFR. Uncertainty surrounding the establishment of market conventions related to the calculation of Term SOFR and Compounded SOFR and whether either alternative reference rate is a suitable replacement or successor for [•]-month LIBOR may adversely affect the value of and return on your notes.

The additional alternative rates referenced in the definition of “Benchmark Replacement” also are uncertain. If each alternative rate referenced in the definition of “Benchmark Replacement” below is unavailable or indeterminable, the Calculation Agent will determine the Benchmark Replacement that will apply to the Class [•](20[•]-[•]) notes. The substitution of a Benchmark Replacement for [•]-month LIBOR may adversely affect the value of and return on your notes.

In addition, the benchmark transition provisions provide for a Benchmark Replacement Adjustment to be added to the Unadjusted Benchmark Replacement in order to make the Unadjusted Benchmark Replacement more comparable to [•]-month LIBOR. However, such adjustment will not necessarily make the Unadjusted Benchmark Replacement equivalent to [•]-month LIBOR. In particular, the Benchmark Replacement Adjustment may be a one-time adjustment, so such adjustment above the applicable Unadjusted Benchmark Replacement may not respond to changes in unsecured bank credit risk or other market conditions on a periodic basis.]

[The rate of interest on the Notes may be determined by reference to a Benchmark Replacement even if [•]-month LIBOR continues to be published.

If a Benchmark Transition Event and related Benchmark Replacement Date occur with respect to [•]-month LIBOR prior to the legal maturity date, the rate of interest on the Class [•](20[•]-[•]) notes will thereafter be determined by reference to the Benchmark Replacement. A Benchmark Transition Event includes, among other things, a public statement or publication of information by the regulatory supervisor for the administrator of [•]-month LIBOR announcing that [•]-month LIBOR is no longer representative. The rate of interest on the Class [•](20[•]-[•]) notes may therefore cease to be determined by reference to [•]-month LIBOR, and instead be determined by reference to the Benchmark Replacement, even if [•]-month LIBOR continues to be published. Such rate may be lower than [•]-month LIBOR for so long as [•]-month LIBOR continues to be published, and the value of and return on your notes may be adversely affected.]

[The Calculation Agent will make determinations with respect to your notes that could affect the value of and return on your notes.

The Calculation Agent will make certain determinations with respect to the Class [•](20[•]-[•]) notes as further described in this prospectus that may adversely affect the value of and return on the Class [•](20[•]-[•]) notes. In particular, if a Benchmark Transition Event and related Benchmark Replacement Date occur, the Calculation Agent will determine the Benchmark Replacement and the Benchmark Replacement Adjustment and can make Benchmark Replacement Conforming Changes in connection with the implementation of the applicable Benchmark Replacement as described under “Prospectus Summary—Interest Payments—Effect of a Benchmark Transition Event and Related Benchmark Replacement Date.” Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to the Benchmark Replacement or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by the Calculation Agent pursuant to the benchmark transition provisions set forth in this prospectus will be made in the Calculation Agent’s sole discretion and will become effective without consent from the holders of the Notes or any other party. In addition, the Calculation Agent may designate another entity to make any determination, decision or election that the Calculation Agent has the right to make in connection with the benchmark transition provisions set forth in this prospectus. Any designee that the Calculation Agent may appoint in connection with these determinations may be the Calculation Agent’s affiliate. When performing such functions, potential conflicts of interest may exist between the Calculation Agent, its designee and holders of the Class [•](20[•]-[•]) notes. All determinations by the Calculation Agent will be conclusive for all purposes and binding on the issuing entity and holders of the Class [•](20[•]-[•]) notes absent manifest error. In making these potentially subjective determinations, the Calculation Agent may have economic interests that are adverse to your interests, and such determinations may adversely affect the value of and return on your notes. Because the continuation of [•]-month LIBOR on the current basis cannot and will not be guaranteed, and because the Benchmark Replacement is uncertain, the Calculation Agent is likely to exercise more discretion in respect of calculating interest payable on your notes than would be the case in the absence of a Benchmark Transition Event and related Benchmark Replacement Date.

[Interest on your notes will be calculated using alternative methods if [•]-month LIBOR is not quoted on a particular day and a Benchmark Transition Event and related Benchmark Replacement Date have not occurred.

Under the terms of the Class [•](20[•]-[•]) notes, interest on the Class [•](20[•]-[•]) notes initially is based on [•]-month LIBOR. If [•]-month LIBOR is not quoted on the Reuters screen page as described in this prospectus on a relevant interest rate determination date (but a Benchmark Transition Event and related Benchmark Replacement Date have not occurred), such rate will be determined using the applicable alternative method described under the heading “Prospectus Summary—Interest Payments—[•]-month LIBOR.” In such case, the final alternative method for determining such rate is to use [•]-month LIBOR as in effect for the then-current interest accrual period.]

[WFBNA or its affiliates may publish research regarding benchmark rates that could affect the market value of your notes.

WFBNA or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally, or the LIBOR transition or SOFR specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding your notes. Any of these activities may affect the market value of your notes.]

[Negative benchmark rate would reduce the rate of interest on your notes.

The Class [•](20[•]-[•]) notes will initially accrue interest at a rate based on LIBOR. As a result, changes in LIBOR will affect the rate at which the Class [•](20[•]-[•]) notes accrue interest and the level of interest payments on the Class [•](20[•]-[•]) notes. To the extent that LIBOR (or an applicable replacement benchmark) decreases below 0.00% for any interest accrual period, the rate at which the Class [•](20[•]-[•]) notes accrue interest for such interest accrual period will also be reduced by the amount by which LIBOR (or such replacement benchmark) is negative; provided that the interest rate for any interest accrual period will not be less than 0.00%. A negative LIBOR (or applicable replacement benchmark) could result in the interest payable with respect to the Class [•](20[•]-[•]) notes decreasing to 0.00% for the related interest accrual period.]

The note interest rate and the receivables interest rate may reset at different times or fluctuate differently, resulting in a delay or reduction in payments on your notes.

Some credit card accounts may have finance charges set at a variable rate based on a designated index (for example, the prime rate). A series, class or tranche of notes may bear interest either at a fixed rate or at a floating rate based on a different index. If the rate charged on the credit card accounts declines, collections of finance charge receivables may be reduced without a corresponding reduction in the amounts payable as interest on the notes and other amounts paid from collections of finance charge receivables. This could result in delayed or reduced principal and interest payments to you.

Allocations of defaulted principal receivables and reallocation of Available Principal Amounts could result in a reduction in payment on your notes.

WFBNA, as servicer, will write off the principal receivables arising in credit card accounts in the Trust Portfolio if the principal receivables become uncollectible as determined under WFBNA’s policies and procedures. Your notes will be allocated a portion of these defaulted principal receivables. In addition, Available Principal Amounts may be reallocated to pay interest on senior classes of notes or to pay a portion of the servicing fee. You may not receive full repayment of your notes and full payment of interest due if (i) the nominal liquidation amount of your notes has been reduced by charge-offs resulting from uncovered Default Amounts or as the result of reallocations of Available Principal Amounts to pay interest and a portion of the servicing fee, and (ii) those amounts have not been reimbursed from Available Funds. For a discussion of nominal liquidation amount, see “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount.”

Only some of the assets of the issuing entity are available for payments on any tranche of notes.

The sole sources of payment of principal of and interest on your tranche of notes are provided by:

●

the portion of the Available Principal Amounts and Available Funds allocated to the WFCardSeries and available to your tranche of notes after giving effect to any reallocations and payments and deposits for senior notes;

●	funds in the applicable issuing entity accounts for your tranche of notes; and

●	payments received under any applicable derivative agreement for your tranche of notes.

As a result, you must rely only on the particular allocated assets as security for your tranche of notes for repayment of the principal of and interest on your notes. You will not have recourse to any other assets of the issuing entity or any other person for payment of your notes. See “Sources of Funds to Pay the Notes.”

In addition, if there is a sale of credit card receivables due to the insolvency of the transferor, due to an event of default and acceleration or on the applicable legal maturity date, as described in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables,” your tranche of notes has recourse only to the proceeds of that sale, any amounts then on deposit in the issuing entity accounts allocated to and held for the benefit of your tranche of notes, and any amounts payable under any applicable derivative agreement.

Class B notes, Class C notes and Class D notes are subordinated and bear losses before Class A notes.

Class B notes of the WFCardSeries are subordinated in right of payment of principal and interest to Class A notes, Class C notes of the WFCardSeries are subordinated in right of payment of principal and interest to Class A notes and Class B notes, and Class D notes of the WFCardSeries are subordinated in right of payment of principal and interest to the Class A notes, the Class B notes and the Class C notes.

In the WFCardSeries, Available Funds are first used to pay interest due to Class A noteholders, next to pay interest due to Class B noteholders, next to pay interest due to Class C noteholders, and then to pay interest due to Class D noteholders. If Available Funds are not sufficient to pay interest on all classes of notes, the notes may not receive full payment of interest if, in the case of Class A notes, Class B notes and Class C notes, reallocated Available Principal Amounts, and in the case of Class C notes, amounts on deposit in the applicable Class C reserve subaccount, are insufficient to cover the shortfall.

In the WFCardSeries, Available Principal Amounts may be reallocated to pay interest on senior classes of notes of the WFCardSeries and to pay a portion of the servicing fee allocable to the WFCardSeries to the extent that Available Funds are insufficient to make such payments. In addition, charge-offs due to defaulted principal receivables in the issuing entity allocable to the WFCardSeries generally are reallocated from the senior classes to the subordinated classes of the WFCardSeries. If these reallocations of Available Principal Amounts and charge-offs are not reimbursed from Available Funds, the full stated principal amount of the subordinated classes of notes will not be repaid. See “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount” and “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Application of WFCardSeries Available Principal Amounts.”

In addition, after application to pay interest on senior classes of notes or to pay a portion of the servicing fee allocable to the WFCardSeries, Available Principal Amounts are first used to pay principal due to Class A noteholders, next to pay principal due to Class B noteholders, next to pay principal due to Class C noteholders, and then to pay principal due to Class D noteholders.

If there is a sale of the credit card receivables owned by the issuing entity due to an insolvency of the transferor or due to an event of default and acceleration relating to the WFCardSeries, the net proceeds of the sale allocable to principal payments for the receivables will generally be used first to pay amounts due to Class A noteholders, next to pay amounts due to Class B noteholders, next to pay amounts due to Class C noteholders, and then, to pay amounts due to Class D noteholders. This could cause a loss to Class A, Class B, Class C or Class D noteholders if the amount available to them is not enough to pay the Class A, Class B, Class C or Class D notes in full.

Payment of Class B notes, Class C notes and Class D notes may be delayed or reduced due to the subordination provisions.

For the WFCardSeries, subordinated notes, except as noted in the following paragraph, will be paid principal only to the extent that sufficient funds are available and such notes are not needed to provide the required subordination for senior classes of notes of the WFCardSeries. In addition, Available Principal Amounts allocated to the WFCardSeries will be applied first to pay shortfalls in interest on senior classes of notes, then to pay a portion of the shortfall in the servicing fee allocable to the WFCardSeries, and then to make targeted deposits to the principal funding subaccounts of senior classes of notes before being applied to make required deposits to the principal funding subaccounts of the subordinated notes.

If subordinated notes reach their expected principal payment date, or an early redemption event, event of default and acceleration, or other optional or mandatory redemption occurs relating to those subordinated notes prior to the legal maturity date, and cannot be paid because of the subordination provisions of the WFCardSeries indenture supplement, prefunding of the principal funding subaccounts for the senior notes of the WFCardSeries will begin, as described in “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account,” and no Available Principal Amounts will be deposited into the principal funding subaccount of, or used to make principal payments on, the subordinated notes. After that time, the subordinated notes will be paid only if, and to the extent that:

●	enough senior notes are repaid so that the subordinated notes are no longer necessary to provide the required subordination;

●	new subordinated notes are issued so that the subordinated notes which are payable are no longer necessary to provide the required subordination;

●	the principal funding subaccounts for the senior notes are prefunded so that the subordinated notes are no longer necessary to provide the required subordination; or

●	the subordinated notes reach their legal maturity date.

This may result in a delay to, or reduction to or loss of, principal payments to holders of subordinated notes. See “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes.”

Class A, Class B and Class C notes of the WFCardSeries can lose their subordination under some circumstances resulting in delayed or reduced payments to you.

Subordinated notes of the WFCardSeries may have expected principal payment dates and legal maturity dates earlier than some or all of the notes of the senior classes.

If notes of a subordinated class reach their expected principal payment date at a time when they are needed to provide the required subordination for the senior classes of the WFCardSeries and the issuing entity is unable to issue additional notes of that subordinated class or obtain acceptable alternative forms of credit enhancement, prefunding of the senior classes will begin and such subordinated notes will not be paid on their expected principal payment date. The principal funding subaccounts for the senior classes will be prefunded with Available Principal Amounts allocable to the WFCardSeries and available for that purpose in an amount necessary to permit the payment of those subordinated notes while maintaining the required subordination for the senior classes. See “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account.”

There will generally be a [•]-month period between the expected principal payment date and the legal maturity date of the subordinated notes to prefund the principal funding subaccounts of the senior classes, if necessary. Notes of a subordinated class which have reached their expected principal payment date will not be paid until the remaining subordinated notes provide the required subordination for the senior notes, which payment may be delayed further as other subordinated notes reach their expected principal payment date. The subordinated notes will be paid on their legal maturity date, to the extent that any funds are available for that purpose from proceeds of the sale of receivables or otherwise, whether or not the senior classes of notes have been fully prefunded.

If the rate of repayment of principal receivables in the issuing entity were to decline during this prefunding period, then the principal funding subaccounts for the senior classes of notes may not be fully prefunded before the legal maturity date of the subordinated notes. In that event and only to the extent not fully prefunded, the senior classes would not have the required subordination beginning on the legal maturity date of those subordinated notes unless additional subordinated notes of that class were issued or enough senior notes have matured so that the remaining outstanding subordinated notes provide the necessary subordination.

The tables under “Annex I: The Representative Portfolio and the Trust Portfolio—The Representative Portfolio—Payment Rates” and under “Annex I: The Representative Portfolio and the Trust Portfolio—The Trust Portfolio—Payment Rates” in this prospectus set forth the highest and lowest cardholder monthly payment rates for the Representative Portfolio and the Trust Portfolio, respectively, in each case during the periods shown in such table. Payment rates may change due to a variety of factors, including economic, social and legal factors, changes in the terms of credit card accounts by WFBNA, or, in the case of the Trust Portfolio, the addition of credit card accounts to the Trust Portfolio with different characteristics. There can be no assurance that the payment rates will remain in these ranges in the future.

Addition of credit card accounts to the issuing entity and attrition of credit card accounts and receivables from the issuing entity may decrease the credit quality of the assets securing the repayment of your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated.

The assets of the issuing entity change every day. These changes may be the result of cardholder actions and preferences, marketing initiatives by WFBNA and other card issuers or other factors, including but not limited to, reductions in card usage, changes in payment patterns for revolving balances, closing of accounts in the Trust Portfolio, and transfers or conversions of accounts in the Trust Portfolio to new card accounts and other products. The transferor may choose, or may be required, to add credit card receivables to the issuing entity. The credit card accounts from which these receivables arise may have different terms and conditions from the credit card accounts already designated for the issuing entity. For example, the new credit card accounts may have higher or lower fees or interest rates, or different payment terms. In addition, WFBNA may transfer the receivables in credit card accounts purchased by WFBNA to the transferor for inclusion in the issuing entity if certain conditions are satisfied. Those accounts purchased by WFBNA will have been originated using the account originator’s underwriting criteria, not those of WFBNA. That account originator’s underwriting criteria may be different than those of WFBNA.

We cannot guarantee that new credit card accounts will be of the same credit quality as the credit card accounts currently or historically designated for the issuing entity. If the credit quality of the assets in the issuing entity were to deteriorate, the issuing entity’s ability to make payments on the notes could be adversely affected and your receipt of payments of principal and interest may be reduced, delayed or accelerated. See “The Transfer Agreement—Addition of Issuer Assets” in this prospectus.

You will not be notified of, nor will you have any right to consent to, the addition of any receivables in additional accounts to the issuing entity.

WFBNA may not be able to generate new receivables or designate new credit card accounts to the issuing entity when required by the transfer agreement. This could result in an acceleration of or reduction in payments on your notes.

The issuing entity’s ability to make payments on the notes will be impaired if sufficient new credit card receivables are not generated by WFBNA. Due to regulatory restrictions or for other reasons, WFBNA may be prevented from generating sufficient new receivables or designating new credit card accounts that are to be added to the issuing entity. We do not guarantee that new credit card accounts or receivables will be created, that any credit card account or receivable created will be eligible for inclusion in the issuing entity, that they will be added to the issuing entity, or that credit card receivables will be repaid at a particular time or with a particular pattern.

The transfer agreement provides that the transferor must transfer additional credit card receivables to the issuing entity if the total amount of principal receivables in the issuing entity falls below specified percentages of the total noteholder interests in the issuing entity. There is no guarantee that the transferor will have enough receivables to add to the issuing entity. If the transferor does not make an addition of receivables within ten Business Days after the date it is required to do so, an early redemption event will occur. Such early redemption event could result in an early payment of or reduction in payments on your notes. See “The Transfer Agreement—Addition of Issuer Assets” and “The Indenture—Early Redemption Events.”

If representations and warranties relating to the receivables are breached, payments on your notes may be reduced.

The transferor makes representations and warranties relating to the validity and enforceability of the receivables arising under the credit card accounts in the Trust Portfolio, and as to the perfection and priority of the issuing entity’s interests in the receivables. However, the indenture trustee will not make any examination of the receivables or the related assets for the purpose of determining the presence of defects, compliance with the representations and warranties or for any other purpose.

If a representation or warranty relating to the receivables in the Trust Portfolio is violated, the related obligors may have defenses to payment or offset rights, or creditors of the transferor may claim rights to the issuing entity’s assets. If a representation or warranty is violated, the transferor may have an opportunity to cure the violation. If it is unable to cure the violation, subject to certain conditions described under “The Transfer Agreement—Representations and Warranties” in this prospectus, the transferor must accept reassignment of each receivable affected by the violation. These reassignments are the only remedy for breaches of representations and warranties, even if your damages exceed your share of the reassignment price. See “The Transfer Agreement—Representations and Warranties” in this prospectus.

The objective of the asset representations review process is to independently identify noncompliance with a representation or warranty concerning the receivables but no assurance can be given as to its effectiveness.

Clayton will act as the asset representations reviewer under the asset representations review agreement. As more particularly described under “Requirements for SEC Shelf Registration—Asset Representations Review,” once both the delinquency trigger and the voting trigger have been met, the asset representations reviewer will conduct a review of receivables in the Trust Portfolio that are 60 or more days delinquent, and the related credit card accounts, for compliance with certain representations and warranties concerning those receivables made in the transfer agreement and the receivables purchase agreement. The objective of the review process, including the final determination by the asset representations reviewer, is to independently identify noncompliance with a representation or warranty concerning the receivables. The transferor will investigate any findings of noncompliance contained in the asset representations reviewer’s final report and make a determination regarding whether any such noncompliance constitutes a breach of any contractual provision of any transaction agreement. If the transferor determines that a breach has occurred, it will provide notice to WFBNA and the indenture trustee. See “The Transfer Agreement—Representations and Warranties” and “The Receivables Purchase Agreement—Representations and Warranties” and “—Repurchase Obligations” for a discussion of the obligations of the transferor and WFBNA, and the rights of the noteholders, if the transferor or WFBNA breaches certain representations and warranties concerning the receivables made in the transfer agreement and the receivables purchase agreement.

None of the accounts or receivables comprising the Trust Portfolio have been subject to the asset representations review process, and no assurance can be given that the asset representations review process will achieve the intended result of identifying noncompliance with representations and warranties concerning the receivables. A determination by the asset representations reviewer represents the analysis and the opinion of the reviewer based on the testing procedures related to the performance of its review, and there can be no assurance that any asset representations review will identify all inaccurate representations and warranties concerning the subject receivables. As a result, there can be no assurance that the asset representations review will provide the transferor or the indenture trustee with an effective tool to identify a breach of any contractual provision. Neither investors nor the indenture trustee will be able to change the scope of the testing procedures or any review using the testing procedures, or to contest any finding or determination by the asset representations reviewer.

The asset representations review agreement provides that, in connection with any review, the servicer will grant the asset representations reviewer access to copies of documentation related to the performance of its review of the accounts and receivables. The asset representations reviewer will conduct its review based on the information in the review materials and other generally available information. Therefore, the asset representations reviewer’s ability to determine if receivables have failed to comply with a representation or warranty will depend on whether the review materials for those receivables or the related accounts provide a sufficient basis for that conclusion.

Finally, even if none of the representations and warranties concerning the receivables are untrue, the receivables may still suffer from delinquencies and charge-offs, and the notes may incur losses or have reduced market values.

Issuance of additional notes may affect your voting rights and the timing and amount of payments to you.

The issuing entity expects to issue notes from time to time. The issuing entity may also “reopen” or later issue additional notes in your tranche of WFCardSeries notes. New notes may be issued without notice to existing noteholders, and without your or their consent, and may have different terms from outstanding notes. For a description of the conditions that must be met before the issuing entity can issue new notes, see “The Notes—Issuances of New Series, Classes and Tranches of Notes.”

The issuance of new notes could adversely affect the timing and amount of payments on outstanding notes. For example, if notes in a series issued after your notes have a higher interest rate than your notes, this could result in a reduction in the Available Funds used to pay interest on your notes. Also, when new notes are issued, the voting rights of your notes will be diluted. See “—You may have limited or no ability to control actions under the indenture, transfer agreement, and servicing agreement. This may result in, among other things, accelerated payment of principal when it is in your interest to receive payment of principal on the expected principal payment date, or it may result in payment of principal not being accelerated when it is in your interest to receive early payment of principal” below.

You may have limited or no ability to control actions under the indenture, transfer agreement, and servicing agreement. This may result in, among other things, accelerated payment of principal when it is in your interest to receive payment of principal on the expected principal payment date, or it may result in payment of principal not being accelerated when it is in your interest to receive early payment of principal.

Under the indenture, some actions require the consent of noteholders holding all or a specified percentage of the aggregate outstanding dollar principal amount of notes of a series, class or tranche. In the case of votes by series or votes by holders of all of the notes, the outstanding dollar principal amount of the senior-most classes of notes will generally be substantially greater than the outstanding dollar principal amount of the subordinated classes of notes. Consequently, the noteholders of the senior-most class of notes will generally have the ability to determine whether and what actions should be taken. The subordinated noteholders will generally need the concurrence of the senior-most noteholders to cause actions to be taken.

The WFCardSeries is a series of notes issued by the issuing entity under the indenture, and noteholders have consent rights under the transfer agreement and trust agreement. See “The Indenture—Voting.” Under the transfer agreement and trust agreement, some actions require the vote of a specified percentage of the aggregate principal amount of all of the noteholders of all series, classes or tranches of notes. These actions include consenting to amendments to the transfer agreement or the trust agreement. While the outstanding principal amount of the WFCardSeries is currently larger than the outstanding principal amount of any other series of notes issued pursuant to the indenture, noteholders may need the concurrence of the holders of the other series, classes or tranches of notes in order to cause actions to be taken. Additionally, other series of notes may be issued under the indenture in the future without the consent of any noteholders. See “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—WF Card Issuance Trust.” If new series of notes are issued, the holders of the new notes may have the ability to determine generally whether and how actions are taken regarding certain actions under the transfer agreement. As a result, the noteholders of the WFCardSeries, in exercising their voting powers may need the concurrence of the holders of the other series of notes to cause actions to be taken.

If an event of default occurs, your remedy options may be limited and you may not receive full payment of principal and accrued interest.

Your remedies may be limited if an event of default affecting your series, class or tranche of notes occurs. After the occurrence of an event of default affecting your series, class or tranche of notes and an acceleration of your notes, any funds in an issuing entity account for that series, class or tranche of notes will be applied to pay principal of and interest on that series, class or tranche of notes. Then, in each following month, Available Principal Amounts and Available Funds will be deposited into the applicable issuing entity account, and applied to make monthly principal and interest payments on that series, class or tranche of notes until the legal maturity date of that series, class or tranche of notes.

However, if your notes are subordinated notes of a multiple tranche series, you generally will receive payment of principal of those notes only if and to the extent that, after giving effect to that payment, the required subordination will be maintained for the senior classes of notes in that series.

Following an event of default and acceleration, holders of the affected notes will have the ability to direct a sale of credit card receivables held by the issuing entity only under the limited circumstances as described in “The Indenture—Events of Default,” “—Events of Default Remedies” and “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.”

However, following an event of default and acceleration relating to subordinated notes of a multiple tranche series, if the indenture trustee or not less than 66 2/3% of the noteholders of the affected class or tranche directs the issuing entity to sell credit card receivables, the sale will occur only if, after giving effect to that payment, the required subordination will be maintained for the senior notes in that series by the remaining notes or if such sale occurs on the legal maturity date. However, if principal of or interest on a tranche of notes has not been paid in full on its legal maturity date, the sale will automatically take place on that date regardless of the subordination requirements of any senior classes of notes.

Even if a sale of receivables is permitted, we can give no assurance that the proceeds of the sale will be enough to pay unpaid principal of and interest on the accelerated notes.

[The derivative agreement can affect the amount of credit enhancement available to the Class [•](20[•]-[•]) notes.

Since the derivative counterparty makes payments under the derivative agreement based on a [•] rate for the related Transfer Date and the issuing entity makes payments under the derivative agreement based on a [•] rate for the related Transfer Date, it is possible that the amount owing to the derivative counterparty for any Transfer Date could exceed the amount owing to the issuing entity for the related Transfer Date and that a net derivative payment will be owing by the issuing entity to the derivative counterparty. If a net derivative payment is owing by the issuing entity to the derivative counterparty for any Transfer Date, the derivative counterparty will be entitled to that payment from Available Funds and certain other available amounts otherwise allocated to the Class [•](20[•]-[•]) notes and deposited into the interest funding subaccount for the Class [•](20[•]-[•]) notes. If deposits to the interest funding subaccount for net derivative payments are made out of reallocated Available Principal Amounts, the amount of credit enhancement supporting the Class [•](20[•]-[•]) notes may be reduced.]

[A payment default under the derivative agreement or a termination of the derivative agreement may result in early or reduced payment on the Class [•](20[•]-[•]) notes.

If the long-term, senior unsecured debt rating of the derivative counterparty is reduced below “[•]” by SP Global Ratings or below “[•]” by Moody’s, or if either rating is withdrawn by SP Global Ratings or Moody’s, the derivative counterparty will be directed to assign its rights and obligations under the derivative agreement to a replacement derivative counterparty. You should be aware that there may not be a suitable replacement derivative counterparty. In addition, we cannot assure you that any assignment of the derivative counterparty’s rights and obligations will occur. A payment default by the derivative counterparty or the issuing entity may result in the termination of the derivative agreement. The derivative agreement may also be terminated upon the occurrence of certain other events described under “Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](20[•]-[•]) Notes.” [Although the rating agencies have not relied on the ratings of the derivative counterparty in rating any notes, but rather have relied on the value of the receivables and the benefits of the applicable credit enhancement, we cannot assure you that interest on the Class [•](20[•]-[•]) notes can be paid if a payment default by the derivative counterparty occurs.]]

[Notwithstanding the existence of the derivative agreement, the occurrence of certain events may result in early payment on the Class [•](20[•]-[•]) notes.

If the issuing entity becomes an “investment company” within the meaning of the Investment Company Act of 1940, as amended, an “investment company early redemption event” will have occurred, which will cause Available Principal Amounts allocable to the Class [•](20[•]-[•]) notes, including amounts on deposit in the related principal funding subaccount, if any, to be paid to the Class [•](20[•]-[•]) noteholders as described under “The Indenture—Early Redemption Events” in this prospectus. The occurrence of an early redemption event other than an investment company early redemption event will cause Available Principal Amounts allocable to the Class [•](20[•]-[•]) notes to be accumulated in the related principal funding subaccount and not paid to the Class [•](20[•]-[•]) noteholders until the expected principal payment date for the Class [•](20[•]-[•]) notes, unless any of the following events occurs: the derivative agreement is terminated, an interest reserve account event occurs (as described under “The Class [•](20[•]-[•])

Notes—Derivative Agreement”), an investment company early redemption event occurs or an event of default and acceleration of the Class [•](20[•]-[•]) notes occurs. Upon the occurrence of any such event, such amounts will not be accumulated, but instead will be paid to the Class [•](20[•]-[•]) noteholders. We cannot assure you that any of these events will not occur prior to the expected principal payment date for the Class [•](20[•]-[•]) notes. See “Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](20[•]-[•]) Notes” and “The Indenture—Events of Default” and “—Early Redemption Events.”]

[Under the benchmark transition provisions set forth under “Prospectus Summary—Interest Payments—Effect of a Benchmark Transition Event and Related Benchmark Replacement Date,” if a Benchmark Transition Event and related Benchmark Replacement Date occur with respect to [•]-month LIBOR and the Calculation Agent cannot determine the Interpolated Benchmark with respect to [•]-month LIBOR prior to the legal maturity date, then the rate of interest on the Class [•](20[•]-[•]) notes will be determined based on SOFR unless a Benchmark Transition Event and related Benchmark Replacement Date also occur with respect to the Benchmark Replacements based on SOFR, in which case the rate of interest on the Class [•](20[•]-[•]) notes will be based on the next-available Benchmark Replacement. In the following discussion of risks relating to SOFR, references to the Class [•](20[•]-[•]) notes or your notes mean the Class [•](20[•]-[•]) notes at any time when the rate of interest on the Class [•](20[•]-[•]) notes is or will be determined based on SOFR.]

[The composition and characteristics of SOFR are not the same as those of LIBOR, and SOFR is not expected to be a comparable replacement for LIBOR.

In June 2017, the FRBNY’s Alternative Reference Rates Committee (the “ARRC”) announced SOFR as its recommended alternative to LIBOR. However, the composition and characteristics of SOFR are not the same as those of LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions and is not the economic equivalent of LIBOR. While SOFR is a secured rate, LIBOR is an unsecured rate. And, while SOFR is currently only an overnight rate, LIBOR is a forward-looking rate that represents interbank funding for a specified term.

As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For the same reasons, SOFR is not expected to be a comparable replacement for LIBOR.]

[SOFR has a very limited history, and the future performance of SOFR cannot be predicted based on historical performance.

The publication of SOFR began in April 2018, and, therefore, it has a very limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. Levels of SOFR following the occurrence of a Benchmark Transition Event and related Benchmark Replacement Date may bear little or no relation to the historical actual or historical indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data have been released by the FRBNY, such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR may be inferred from any of the historical actual or historical indicative data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR.]

[SOFR may be more volatile than other benchmark or market rates.

Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as [•]-month LIBOR, during corresponding periods, and SOFR may bear little or no relation to the historical actual or historical indicative data. In addition, although changes in Term SOFR and Compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Class [•](20[•]-[•]) notes may fluctuate more than floating rate securities that are linked to less volatile rates.]

[Any failure of SOFR to gain market acceptance could adversely affect the Class [•](20[•]-[•]) notes.

According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Class [•](20[•]-[•]) notes and the price at which investors can sell the Class [•](20[•]-[•]) notes in the secondary market.]

[The secondary trading market for securities linked to SOFR may be limited.

If SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the Class [•](20[•]-[•]) notes, the trading price of the Class [•](20[•]-[•]) notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for securities that are linked to SOFR, including, but not limited to, the spread over the reference rate reflected in interest rate provisions, may evolve over time, and as a result, trading prices of the Class [•](20[•]-[•]) notes may be lower than those of later-issued securities that are based on SOFR. Investors in the Class [•](20[•]-[•]) notes may not be able to sell the Class [•](20[•]-[•]) notes at all or may not be able to sell the Class [•](20[•]-[•]) notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.]

[SOFR may be modified or discontinued.

SOFR is a relatively new rate, and the FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on the Class [•](20[•]-[•]) notes, which may adversely affect the trading prices of the Class [•](20[•]-[•]) notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the Class [•](20[•]-[•]) notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR.]

General Risk Factors

There is no public market for the notes. As a result you may be unable to sell your notes or the price of the notes may suffer.

The underwriters of the notes may assist in resales of the notes but they are not required to do so. A secondary market for any notes may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your notes.

In addition, some notes have a more limited trading market and experience more price volatility. There may be a limited number of buyers when you decide to sell those notes. This may affect the price you receive for the notes or your ability to sell the notes.

Moreover, recent and continuing events in financial markets, including increased illiquidity, de-valuation of various assets in secondary markets and the lowering of ratings on certain asset-backed securities, may reduce the market price or adversely affect the liquidity of your notes. The COVID-19 pandemic has also disrupted economies and introduced significant volatility into financial markets and uncertainty as to when economic and market conditions may return to normalcy, which in turn has limited secondary market liquidity for asset-backed securities such as the notes, so there can be no assurance that you will be able to sell your notes at favorable prices or at all.

You should not purchase notes unless you understand and know you can bear these investment risks.

You may not be able to reinvest any early redemption proceeds in a comparable security.

If your notes are redeemed at a time when prevailing interest rates are relatively low, you may not be able to reinvest the redemption proceeds in a comparable security with an effective interest rate equivalent to that of your notes.

If the ratings of the notes are lowered or withdrawn, their market value could decrease.

The initial rating of a note addresses the likelihood of the payment of interest on that note when due and the ultimate payment of principal of that note by its legal maturity date. The ratings do not address the likelihood of payment of principal of that note on its expected principal payment date. In addition, the ratings do not address the possibility of early payment or acceleration of a note, which could be caused by an early redemption event or an event of default. See “The Indenture—Early Redemption Events” and “—Events of Default.”

The ratings of a series, class or tranche of notes are not a recommendation to buy, hold or sell that series, class or tranche of notes. The ratings of the notes may be lowered or withdrawn entirely at any time by the applicable note rating agency without notice from WFBNA, the transferor or the issuing entity to noteholders of the change in rating. In addition, a note rating agency could choose to provide an unsolicited rating on a series, class or tranche of notes, without notice to or from WFBNA, the transferor or the issuing entity and that unsolicited rating could be lower than the ratings provided by the other rating agencies. If a series, class or tranche of notes has had its ratings lowered or withdrawn, or if a series, class or tranche of notes has received an unsolicited rating that is lower than the other ratings of such series, class or tranche of notes, the market value of that series, class or tranche of notes could decrease.

Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions

WF Card Issuance Trust

The notes will be issued by WF Card Issuance Trust, a Delaware statutory trust (referred to as the issuing entity) established under the laws of the State of Delaware on February 24, 2020. The issuing entity’s principal offices are located at c/o Wilmington Trust, National Association, as owner trustee, 1100 North Market Street, Wilmington, Delaware 19890-0001, in care of Wilmington Trust, National Association, as owner trustee. Its telephone number is (302) 636-6189.

Funding is the depositor and the transferor to the issuing entity. Pursuant to a receivables purchase agreement, WFBNA sells to the transferor its right, title and interest in the receivables in the accounts designated for inclusion in the issuing entity. See “The Receivables Purchase Agreement.” Those receivables are then transferred, subject to certain conditions, by Funding to the issuing entity. See “The Transfer Agreement—Addition of Issuer Assets.”

The issuing entity’s activities include, but are not limited to:

●	acquiring and holding the receivables in revolving credit card accounts designated to the issuing entity and the proceeds from these assets; granting a security interest in these receivables

●	acquiring and holding the other assets of the issuing entity and the proceeds from these assets, and granting a security interest in these assets;

●	issuing notes, including the Class [•](20[•]-[•]) notes;

●	making payments on the notes; and

●	engaging in other activities that are necessary or incidental to accomplish these limited purposes.

The assets of the issuing entity currently, or in the future may, consist of:

●

receivables arising in selected Visa or American Express credit card accounts, and revolving credit card accounts of one or more other major credit card payment networks, including Mastercard, that meet the eligibility criteria and are designated for inclusion in the Trust Portfolio (these eligibility criteria are discussed in this prospectus under “The Transfer Agreement—Addition of Issuer Assets”);

●	[derivative agreements that the issuing entity may enter into from time to time to manage interest rate or currency risk relating to certain series, classes or tranches of notes;] and

●	funds on deposit in the issuing entity accounts.

See “Sources of Funds to Pay the Notes” in this prospectus for greater detail regarding the assets of the issuing entity.

The credit card receivables in the issuing entity consist primarily of principal receivables and finance charge receivables. Finance charge receivables include periodic finance charges, cash advance fees, late charges and certain other fees billed to cardholders, annual membership fees, recoveries on receivables in Defaulted Accounts, and discount option receivables. Principal receivables include amounts charged by cardholders for merchandise and services and amounts advanced to cardholders as cash advances and all other fees billed to cardholders that are not considered finance charge receivables.

The percentage of the interchange attributed to cardholder charges for goods and services in the accounts designated to the issuing entity will be transferred to the issuing entity. Interchange arising under the related accounts will be treated as collections of finance charge receivables and used to pay a portion of the servicing fee paid to the servicer. See “WFBNA’s Credit Card Activities—Interchange” for a discussion of interchange.

For detailed financial information on the receivables and the accounts in each of the Representative Portfolio and the Trust Portfolio, see “Annex I: The Representative Portfolio and the Trust Portfolio” accompanying this prospectus. For static pool information regarding the performance of the receivables in each of the Representative Portfolio and the Trust Portfolio, see “Annex II: Static Pool Information” accompanying this prospectus.

The issuing entity was initially capitalized by a $1 contribution from the beneficiary, which is Funding. It is not expected that the issuing entity will have any other significant assets or means of capitalization. The fiscal year for the issuing entity will end on December 31 of each year.

The issuing entity is not registered or required to be registered as an “investment company” under the Investment Company Act of 1940, as amended, without reliance on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended.

Uniform Commercial Code (“UCC”) financing statements have been filed to perfect the ownership or security interests of the issuing entity and the indenture trustee described in this prospectus. See “Risk Factors” for a discussion of risks associated with the issuing entity and the assets of the issuing entity, and see “The Indenture—Issuing Entity Covenants” and “WF Card Issuance Trust—Representations and Warranties” for a discussion of covenants regarding the perfection of security interests.

The issuing entity will operate pursuant to a trust agreement between Funding and Wilmington Trust, National Association, a national banking association organized and existing under the laws of the United States of America, which is the owner trustee. The issuing entity does not have any officers or directors. Currently, its sole beneficiary is Funding. The powers and duties of the owner trustee are ministerial only. The beneficiary is authorized to take action, on behalf of the issuing entity, and to direct the owner trustee to take action, on behalf of the issuing entity, with respect to the management of the issuing entity and its assets. Accordingly, all determinations of and actions taken by the issuing entity will be made or taken by either the beneficiary, on behalf of the issuing entity, or by the owner trustee at the direction of the beneficiary, on behalf of the issuing entity.

Funding and the owner trustee may amend the trust agreement without the consent of the noteholders or the indenture trustee so long as the amendment is not reasonably expected to (i) adversely affect in any material respect the interests of the noteholders, or (ii) significantly change the purpose and powers of the issuing entity, as set forth in the trust agreement. Accordingly, neither the indenture trustee nor any holder of any note will be entitled to vote on any such amendment.

In addition, if holders of not less than (a) in the case of a significant change in the purpose and powers of the issuing entity which is not reasonably expected to have a material adverse effect on the noteholders, a majority of the aggregate outstanding dollar principal amount of the notes affected by an amendment consent, and (b) in all other cases, 66 2/3% of the aggregate outstanding dollar principal amount of the notes affected by an amendment consent, the trust agreement may be amended for the purpose of (i) adding, changing or eliminating any provisions of the trust agreement or of modifying the rights of those noteholders or (ii) significantly changing the purposes and powers of the issuing entity. However, the trust agreement may not be amended without the consent of the holders of all of the notes then outstanding if the proposed amendment would (i) increase or reduce in any manner the amount of, or accelerating or delaying the timing of, collections of payments in respect of the assets of the issuing entity or distributions that are required to be made for the benefit of the noteholders, or (ii) reduce the aforesaid percentage of the outstanding dollar principal amount of the notes, the holders of which are required to consent to any such amendment.

See “The Indenture—Tax Opinions for Amendments” for additional conditions to amending the trust agreement.

WF Card Funding, LLC

WF Card Funding, LLC (referred to as “Funding”) is a limited liability company formed under the laws of Delaware and a direct subsidiary of WFBNA. Funding is the transferor and depositor to, as well as the beneficiary of, the issuing entity. As the transferor of the issuing entity, Funding purchases receivables arising in certain credit card accounts owned by WFBNA. Funding may then, subject to certain conditions, add those receivables to the issuing entity.

Funding was created for the limited purpose of (i) purchasing from WFBNA, and any applicable successor, receivables arising in certain credit card accounts originated or acquired by WFBNA, and (ii) transferring those receivables to the issuing entity. Funding has and will continue to purchase and transfer receivables for addition to the issuing entity. Since its formation, Funding has been engaged in these activities as (i) the purchaser of receivables from WFBNA pursuant to the receivables purchase agreement, (ii) the transferor of receivables to the issuing entity pursuant to the transfer agreement, (iii) the beneficiary and transferor that formed and capitalized the issuing entity pursuant to the trust agreement, (iv) the holder of the Transferor Interest, and (v) the beneficiary and transferor that executes underwriting, subscription and purchase agreements, as applicable, in connection with each issuance of notes.

A description of Funding’s obligations as transferor of the receivables to the issuing entity can be found in “The Transfer Agreement—Conveyance of Receivables,” “—Addition of Issuer Assets,” “—Removal of Accounts” and “—Representations and Warranties.” Funding’s obligations under the transfer agreement include, among other things, to record the transfer of the receivables to the issuing entity and to take all actions necessary to perfect and maintain the perfection of the issuing entity’s interest in the receivables, including the filing of UCC financing statements for that transfer.

WFBNA and Affiliates

Wells Fargo Bank, National Association (referred to as “WFBNA”) is a national banking association. WFBNA is an indirect wholly-owned subsidiary of Wells Fargo & Company (“WFC”) and is primarily engaged in retail, commercial and corporate banking, real estate lending and trust and investment services. As of June 30, 2020, WFBNA had total assets of $1,800 billion, total deposits of $1,501 billion and total equity of $168 billion based on regulatory accounting principles. No securitizations secured by credit card receivables sponsored by WFBNA have experienced an event of default or an event triggering early amortization. WFBNA is a national banking association chartered by the OCC and is subject to the regulation, supervision and examination of the OCC.

WFC is a bank holding company and a financial holding company, with its principal executive offices located in San Francisco, California. Additional information regarding WFC is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, together with any subsequent periodic and current reports it filed with the SEC pursuant to the Securities Exchange Act of 1934.

WFBNA has sponsored securitization transactions since 1988. WFBNA and its affiliates, together with their predecessors, have been involved with the origination and securitization of auto loans, student loans, home equity loans, residential mortgage loans, and commercial mortgage loans, as well as other asset classes. WFBNA and its affiliates, together with their predecessors, have served as sponsors, issuers, dealers, master servicers, trustees, servicers certificate administrators and custodians, among other roles in a wide array of securitization transactions.

WFBNA has been issuing credit cards and servicing credit card accounts since the 1960s and is responsible for servicing the credit card receivables transferred to the issuing entity. See “The Servicing Agreement—Collection and Other Servicing Procedures.” WFBNA currently services the Representative Portfolio in the manner described in “WFBNA’s Credit Card Activities.” WFBNA has the ability under the servicing agreement to delegate certain of its servicing functions to one or more affiliates or third parties. However, despite any such delegation, WFBNA would remain the servicer of the issuing entity and would remain obligated to service the receivables in the issuing entity. See “WFBNA’s Credit Card Portfolio” for a description of WFBNA’s general policies and procedures for its credit card portfolio.

WFBNA also acts as calculation agent for the issuing entity, and in that capacity will perform administrative functions relating to the designation of the benchmark by which interest on the Class [•](20[•]-[•]) Notes will be determined, including making determinations regarding whether a Benchmark Transition Event or Benchmark Replacement Date have occurred and designating any Benchmark Replacement.

One or more other affiliates of WFBNA may provide complementary technology, network and operational support to WFBNA.

WFBNA is also the paying agent and the note registrar for the issuing entity and, in its capacity as paying agent, WFBNA invests funds in the issuing entity accounts at the written direction of the issuing entity and is responsible for making payments to noteholders. In its capacity as note registrar, WFBNA authenticates, cancels and otherwise administers the notes.

Wells Fargo Securities, LLC, one of the underwriters of the Class [•](20[•]-[•]) notes, is an affiliate of WFBNA, Funding and the issuing entity. See “Underwriting (Plan of Distribution, Conflicts of Interest and Proceeds).”

Credit Risk Retention

Funding, a wholly-owned subsidiary of WFBNA, owns the Transferor Interest, which represents the rights to receive amounts not allocated to the notes of any series. All amounts collected on finance charge receivables, all amounts collected on principal receivables and all receivables in Defaulted Accounts will be allocated between all series of notes issued and outstanding and the Transferor Interest, based on a varying percentage called the investor percentage. Each allocation will be made by reference to the applicable investor percentage of each series and the Transferor Percentage. Until principal amounts are needed to be accumulated to pay any tranche of WFCardSeries notes (including the Class [•](20[•]-[•]) notes), principal amounts allocable to that tranche of notes will be applied to other WFCardSeries notes which are accumulating principal or paid to Funding as holder of the Transferor Interest. Amounts payable to the holder of the Transferor Interest with respect to amounts collected on principal receivables will be paid to that holder if, and only to the extent that, the Transferor Interest on such date is greater than the Minimum Transferor Interest on such date and otherwise will be deposited in the excess funding account and treated as Unallocated Principal Collections. At the discretion of the holder of the Transferor Interest, the Transferor Interest may be held either in an uncertificated form or in the form of a certificate representing the Transferor Interest, called a transferor certificate.

In October 2014, the SEC, the FDIC and certain other banking regulators jointly adopted final rules (the “U.S. risk retention rules”) requiring a “sponsor” of a securitization transaction (or certain affiliates of the sponsor) to retain a portion of the credit risk of the asset-backed securities transaction. WFBNA, as sponsor, complies with the U.S. risk retention rules through retention by Funding of a “seller’s interest” for purposes of the U.S. risk retention rules, in the form of the Transferor Interest, in an amount equal to not less than five percent of the aggregate unpaid principal balance of the outstanding notes issued by the issuing entity, measured in accordance with the requirements of the U.S. risk retention rules and determined at the closing of each issuance of notes and monthly thereafter, as provided in the U.S. risk retention rules. In determining the aggregate unpaid principal balance of the outstanding notes, any notes held for the life of such notes by WFBNA or its wholly-owned affiliates may be disregarded and deemed not to be outstanding. The aggregate unpaid principal balance may also be reduced by funds then on deposit in segregated principal funding sub-accounts to the extent permitted by the U.S. risk retention rules. We refer to this aggregate unpaid principal balance of the outstanding notes, with the reductions, if any, described immediately above, as the “aggregate adjusted outstanding investor ABS interests.” A “wholly-owned affiliate” refers to a person (other than the issuing entity) that, directly or indirectly, wholly controls, is wholly controlled by, or is wholly under common control with, another person. For purposes of this definition, “wholly controls” means ownership of 100 percent of the equity of any entity.

The amount of principal receivables in the issuing entity will vary each day as new principal receivables are created and others are paid or charged off as uncollectible. Therefore, the amount of the Transferor Interest fluctuates each day based on variations in the interest of the noteholders of each series of notes (measured by the aggregate nominal liquidation amount for all outstanding series of notes) and variations in the amount of principal receivables in the issuing entity. The Transferor Interest will generally increase as a result of reductions in the aggregate nominal liquidation amount of all series of outstanding notes and will generally decrease as a result of increases in the aggregate nominal liquidation amount of all series of outstanding notes (including an increase in the aggregate nominal liquidation amount of all series of outstanding notes in connection with the issuance of a new class or tranche of WFCardSeries notes).

Funding expects the Transferor Interest to be equal to approximately $[•], representing approximately [•]% of the aggregate adjusted outstanding investor ABS interests issued by the issuing entity as of the closing date for the Class [•](20[•]-[•]) notes, measured in accordance with the provisions of the U.S. risk retention rules. As permitted under the U.S. risk retention rules, for purposes of determining the size of the Transferor Interest on that closing date, we have used the aggregate principal balance of the receivables in the Trust Portfolio as of [insert date not more than 60 days prior to the date of first use of this disclosure with investors] and the aggregate adjusted outstanding investor ABS interests issued by the issuing entity that are expected to be outstanding as of that closing date, including $[•] of Class [•](20[•]-[•]) notes and related adjustments to the amount of subordinated notes outstanding. The amount of the Transferor Interest retained on the closing date for the Class [•](20[•]-[•]) notes will be disclosed by the issuing entity in a current report on Form 8-K within a reasonable time after closing if that amount is materially different from the amount disclosed in this prospectus. Following the closing of the Class [•](20[•]-[•]) notes, the amount of the Transferor Interest as of each subsequent monthly measurement date will be disclosed in the distribution report on Form 10-D for the distribution period in which such monthly measurement date occurs.

WFBNA’s obligation to comply with the U.S. risk retention rules and Funding’s obligation to maintain the Transferor Interest so that it equals or exceeds the Minimum Transferor Interest are independent obligations and are determined differently. See “The Transfer Agreement—The Receivables” and the definition of “Minimum Transferor Interest” in the glossary for a description of Funding’s obligation to maintain the Transferor Interest and how the Minimum Transferor Interest is determined.

See “EU Due Diligence and Risk Retention Rules Considerations” above in this prospectus for a discussion of the bank’s retained interest in the securitization transaction with reference to the EU due diligence and risk retention rules.

Certain Interests in the Issuing Entity

As described above under “—Credit Risk Retention,” Funding owns the Transferor Interest. The Transferor Interest was approximately $[•] as of [•][•], 20[•].

As of the date of this prospectus, Funding and/or certain other affiliates of WFBNA own all or a portion of one or more tranches of the Class B WFCardSeries notes, the Class C Card WFCardSeries notes, and the Class D WFCardSeries notes that have been issued and are outstanding. As of [•], 20[•], the aggregate outstanding dollar principal amount of these Class B WFCardSeries notes was $[•], the aggregate outstanding dollar principal amount of these Class C WFCardSeries notes was $[•], and the outstanding dollar principal amount of the Class D WFCardSeries notes was approximately $[•].

Subject to certain restrictions on transfer, each of Funding and WFBNA’s other affiliates may, at any time and from time to time, sell or otherwise transfer all or any portion of its interest in the notes that it has retained, and in the case of Funding, may sell or otherwise transfer any portion of its interest in the Transferor Interest in excess of the portion it retains to comply with the U.S. risk retention rules and EU due diligence and risk retention rules.

Industry Developments

WFBNA currently issues Visa and American Express cards and, in the future, could become a credit card issuer in one or more other major credit card payment networks, including Mastercard. Mastercard and Visa are subject to settlement obligations relating to certain litigations and continue to be subject to significant ongoing litigations, including class actions, and increased competition. These settlements and litigations are based on, among other things, claimed violations of United States federal antitrust laws, claims that currency conversion fees were wrongly applied on purchases of goods and services in foreign countries, and claims alleging that the interchange charged by Mastercard and Visa is impermissible. The costs associated with these settlements, litigations and other matters could cause Mastercard and Visa to invest less in their networks and marketing efforts and could adversely affect the interchange paid to their member banks, including WFBNA.

Interchange Litigation

Plaintiffs representing a putative class of merchants have filed putative class actions, and individual merchants have filed individual actions, against WFBNA and WFC regarding the interchange fees associated with Visa and Mastercard payment card transactions (the “Interchange Litigation”). Visa, Mastercard, and several other banks and bank holding companies are also named as defendants in these actions. These actions have been consolidated in the United States District Court for the Eastern District of New York. The amended and consolidated complaint asserts claims against defendants based on alleged violations of federal and state antitrust laws and seeks damages, as well as injunctive relief. Plaintiff merchants allege that Visa, Mastercard, and payment card issuing banks unlawfully colluded to set interchange rates. Plaintiffs also allege that enforcement of certain Visa and Mastercard rules and alleged tying and bundling of services offered to merchants are anticompetitive. WFC and its consolidated subsidiaries, including WFBNA (collectively, the “Company”), along with other defendants and entities, are parties to Loss and Judgment Sharing Agreements, which provide that they, along with other entities, will share, based on a formula, in any losses from the Interchange Litigation. On July 13, 2012, Visa, Mastercard, and the financial institution defendants, including the Company, signed a memorandum of understanding with plaintiff merchants to resolve the consolidated class action and reached a separate settlement in principle of the consolidated individual actions. The settlement payments to be made by all defendants in the consolidated class and individual actions totaled approximately $6.6 billion before reductions applicable to certain merchants opting out of the settlement. The class settlement also provided for the distribution to class merchants of 10 basis points of default interchange across all credit rate categories for a period of eight consecutive months. The district court granted final approval of the settlement, which was appealed to the United States Court of Appeals for the Second Circuit by settlement objector merchants. Other merchants opted out of the settlement and are pursuing several individual actions. On June 30, 2016, the Second Circuit vacated the settlement agreement and reversed and remanded the consolidated action to the United States District Court for the Eastern District of New York for further proceedings. On November 23, 2016, prior class counsel filed a petition to the United States Supreme Court, seeking review of the reversal of the settlement by the Second Circuit, and the Supreme Court denied the petition on March 27, 2017. On November 30, 2016, the district court appointed lead class counsel for a damages class and an equitable relief class. The parties have entered into a settlement agreement to resolve the money damages class claims pursuant to which defendants will pay a total of approximately $6.2 billion, which includes approximately $5.3 billion of funds remaining from the 2012 settlement and $900 million in additional funding. The Company’s allocated responsibility for the additional funding is approximately $94.5 million. The court granted final approval of the settlement on December 13, 2019, which was appealed to the United States Court of Appeals for the Second Circuit by settlement objector merchants. Several of the opt-out and direct action litigations have been settled while others remain pending. Discovery is proceeding in the opt-out litigations and the equitable relief class case.

U.S. Bank National Association

U.S. Bank National Association (“U.S. Bank”), a national banking association, will act as Indenture Trustee. U.S. Bancorp, with total assets exceeding $547 billion as of June 30, 2020, is the parent company of U.S. Bank, the fifth largest commercial bank in the United States. As of June 30, 2020, U.S. Bancorp served approximately 18 million customers and operated over 2,700 branch offices in 26 states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.

U.S. Bank has one of the largest corporate trust businesses in the country with office locations in 48 domestic and 2 international cities. The Indenture will be administered from U.S. Bank’s corporate trust office located at One Federal St, 3rd Floor, Boston, Massachusetts 02110.

U.S. Bank has provided corporate trust services since 1924. As of June 30, 2020, U.S. Bank was acting as trustee with respect to over 104,000 issuances of securities with an aggregate outstanding principal balance of over $4.6 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.

Noteholders with questions may direct them to the Indenture Trustee bondholder services group at (800) 934-6802.

As of June 30, 2020, U.S. Bank (and its affiliate U.S. Bank Trust National Association) was acting as Indenture Trustee on 64 issuances of credit card receivable-backed securities with an outstanding aggregate principal balance of approximately $ $33,166,400,000.

In the last several years, U.S. Bank and other large financial institutions have been sued in their capacity as trustee or successor trustee for certain residential mortgage backed securities (“RMBS”) trusts. The complaints, primarily filed by investors or investor groups against U.S. Bank and similar institutions, allege the trustees caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers to comply with the governing agreements for these RMBS trusts. Plaintiffs generally assert causes of action based upon the trustees’ purported failures to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties, notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and abide by a heightened standard of care following alleged events of default.

U.S. Bank denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors, that it has meritorious defenses, and it has contested and intends to continue contesting the plaintiffs’ claims vigorously. However, U.S. Bank cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts.

On March 9, 2018, a law firm purporting to represent fifteen Delaware statutory trusts (the “DSTs”) that issued securities backed by student loans (the “Student Loans”) filed a lawsuit in the Delaware Court of Chancery against U.S. Bank in its capacities as indenture trustee and successor special servicer, and three other institutions in their respective transaction capacities, with respect to the DSTs and the Student Loans. This lawsuit is captioned The National Collegiate Student Loan Master Trust I, et al. v. U.S. Bank National Association, et al., C.A. No. 2018-0167-JRS (Del. Ch.) (the “NCMSLT Action”). The complaint, as amended on June 15, 2018, alleged that the DSTs have been harmed as a result of purported misconduct or omissions by the defendants concerning administration of the trusts and special servicing of the Student Loans. Since the filing of the NCMSLT Action, certain Student Loan borrowers have made assertions against U.S. Bank concerning special servicing that appear to be based on certain allegations made on behalf of the DSTs in the NCMSLT Action.

U.S. Bank has filed a motion seeking dismissal of the operative complaint in its entirety with prejudice pursuant to Chancery Court Rules 12(b)(1) and 12(b)(6) or, in the alternative, a stay of the case while other prior filed disputes involving the DSTs and the Student Loans are litigated. On November 7, 2018, the Court ruled that the case should be stayed in its entirety pending resolution of the first-filed cases. On January 21, 2020, the Court entered an order consolidating for pretrial purposes the NCMSLT Action and three other lawsuits pending in the Delaware Court of Chancery concerning the DSTs and the Student Loans, which remains pending.

U.S. Bank denies liability in the NCMSLT Action and believes it has performed its obligations as indenture trustee and special servicer in good faith and in compliance in all material respects with the terms of the agreements governing the DSTs and that it has meritorious defenses. It has contested and intends to continue contesting the plaintiffs’ claims vigorously.

U.S. Bank National Association has provided the above information for purposes of complying with Regulation AB. Other than the above ten paragraphs, U.S. Bank National Association has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

WFBNA, the servicer, Funding, the issuing entity, and their respective affiliates may from time to time enter into normal banking and trustee relationships with U.S. Bank National Association and its affiliates.

Wilmington Trust, National Association

Wilmington Trust, National Association (“WTNA”) is the owner trustee of the issuing entity. Under the terms of the trust agreement, the powers and duties of the owner trustee are ministerial only. See “—WF Card Issuance Trust” above.

WTNA (formerly called M & T Bank, National Association) is a national banking association with trust powers incorporated in 1995. The indenture trustee’s principal place of business is located at c/o Wilmington Trust, National Association, as owner trustee, 1100 North Market Street, Wilmington, Delaware 19890-0001. WTNA is an affiliate of Wilmington Trust Company and both WTNA and Wilmington Trust Company are subsidiaries of Wilmington Trust Corporation. Since 1998, Wilmington Trust Company has served as trustee in numerous asset-backed securities transactions involving credit cards.

WTNA is subject to various legal proceedings that arise from time to time in the ordinary course of business. WTNA does not believe that the ultimate resolution of any of these proceedings will have a materially adverse effect on its services as indenture trustee.

WTNA has provided the above information for purposes of complying with Regulation AB. Other than the above three paragraphs, WTNA has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

WFBNA, the servicer, Funding, the issuing entity, and their respective affiliates may from time to time enter into normal banking and trustee relationships with WTNA and its affiliates.

[Providers of Derivatives]

[Name of any provider of derivatives, together with information regarding such provider pursuant to Items 1115 and 1119(a)(5) of Regulation AB.]

Clayton Fixed Income Services LLC

Clayton Fixed Income Services LLC, a Delaware limited liability company, or “Clayton,” will act as the asset representations reviewer under the asset representations review agreement. Clayton is a wholly-owned subsidiary of Covius Holdings, Inc. Clayton and its affiliates have provided independent due diligence loan review and servicer oversight services to its clients since 1989.

Clayton and its affiliates are providers of targeted due diligence reviews of securitized assets and policies and procedures of originators and servicers to assess compliance with representations and warranties, regulatory and legal requirements, investor guidelines and settlement agreements. Clayton and its affiliates have performed over 12 million loan reviews and has provided ongoing oversight on over $2 trillion of securitization transactions on behalf of investors, sponsors, issuers and originators, including government-sponsored enterprises and other governmental agencies. These services have been performed primarily on residential mortgage loan and residential mortgage-backed security transactions, although Clayton and its affiliates have also performed these services for transactions involving auto loans, credit cards, commercial mortgage loans, student loans, timeshare loans and boat and recreational vehicle loans.

Clayton may not delegate or subcontract its obligations under the asset representations review agreement without the consent of WFBNA, the transferor and the servicer. Any such delegation or subcontracting to which WFBNA, the transferor and the servicer have consented would not, however, relieve Clayton of its liability and responsibility with respect to such obligations.

Use of Proceeds

The net proceeds from the sale of each series, class and tranche of notes offered hereby will be paid to Funding. Funding will use such proceeds to increase the aggregate nominal liquidation amount of the notes, purchase additional receivables from WFBNA, and for its general corporate purposes. No expenses, if any, incurred in connection with the selection and acquisition of receivables have been or are expected to be paid from such proceeds.

The Notes

The notes will be issued pursuant to the indenture and a related indenture supplement. The following discussion and the discussions under “The Indenture” in this prospectus summarize the material terms of the notes issued by the issuing entity, the indenture and the indenture supplements. The indenture does not limit the aggregate stated principal amount of notes that may be issued.

The notes will be issued in series. Each series of notes will represent a contractual debt obligation of the issuing entity which shall be in addition to the debt obligations of the issuing entity represented by any other series of notes. Each series will be issued pursuant to the indenture and an indenture supplement, copies of the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

The following summaries describe certain provisions common to each series of notes, including the WFCardSeries, of which the Class [•](20[•]-[•]) notes are a tranche.

General

Each series of notes is expected to consist of multiple classes of notes. Some series may be multiple tranche series, meaning they have classes consisting of multiple tranches. Whenever a “class” of notes is referred to in this prospectus, it also includes all tranches of that class, unless the context otherwise requires.

The issuing entity may issue different tranches of notes of a multiple tranche series at the same time or at different times, but no senior tranche of notes of a series may be issued unless a sufficient amount of subordinated notes (or other form of credit enhancement) of that series will be issued on that date or has previously been issued and is outstanding and available as subordination (or other credit enhancement) for such senior tranche of notes. See “—Required Subordinated Amount.”

The notes of a series may be included in a group of series for purposes of sharing excess Available Principal Amounts and excess Available Funds.

The issuing entity may offer notes denominated in U.S. dollars or any foreign currency.

The noteholders of a particular series, class or tranche may have a derivative agreement associated with their series, class or tranche, as described in this prospectus under “Sources of Funds to Pay the Notes—Derivative Agreements.” The noteholders of the Class [•](20[•]-[•]) notes do [not] have a derivative agreement associated with their notes. [See “Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](20[•]-[•]) Notes” for more information on the derivative agreement for the Class [•](20[•]-[•]) notes.]

The issuing entity will pay principal of and interest on a series, class or tranche of notes solely from the portion of Available Funds and Available Principal Amounts which are allocable to that series, class or tranche of notes after giving effect to all allocations and reallocations, amounts in any issuing entity accounts relating to that series, class or tranche of notes, and amounts received under any derivative agreement relating to that series, class or tranche of notes. If notes are in a series that is in a group of series that shared excess Available Funds, or excess Available Principal Amounts, those notes will also have access to those amounts, if available. If those sources are not sufficient to pay the notes, those noteholders will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on those notes.

Holders of notes of any outstanding series, class or tranche will not have the right to prior review of, or consent to, any subsequent issuance of notes.

The right of any noteholder to receive interest on or principal of any note shall be subject to any applicable withholding or deduction imposed pursuant to the Internal Revenue Code or other applicable tax law, including foreign withholding and deduction. Any amounts properly so withheld or deducted shall be treated as actually paid to the appropriate noteholder.

The WFCardSeries

The WFCardSeries notes will be issued pursuant to the indenture and an indenture supplement. The WFCardSeries will be included in Excess Available Funds Group One and Excess Available Principal Amounts Group One for the purpose of sharing excess available funds and shared excess available principal amounts. See “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Shared Excess Available Funds” and “—Shared Excess Principal Amounts.”

The WFCardSeries notes will be issued in classes. Each class of notes will have multiple tranches which may be issued at different times and have different terms. No senior class of the WFCardSeries may be issued unless a sufficient amount of subordinated notes or other acceptable credit enhancement has previously been issued and is outstanding. See “—Required Subordinated Amount—WFCardSeries” and “—Issuances of New Series, Classes and Tranches of Notes—New Issuances of WFCardSeries Notes” below.

The issuing entity will pay principal of and interest on a tranche of WFCardSeries notes solely from the portion of WFCardSeries Available Funds and WFCardSeries Available Principal Amounts and from other amounts which are available under the indenture and the WFCardSeries indenture supplement (including shared excess available amounts and shared excess principal amounts, if any) after giving effect to all allocations and reallocations. If those sources are not sufficient to pay that tranche of WFCardSeries notes, the noteholders of that tranche of WFCardSeries notes will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on those notes.

Interest

Interest will accrue on the notes from the relevant issuance date at the applicable note rate, which may be a fixed, floating or other type of rate determined in connection with the issuance of such notes. Interest will be distributed or deposited for noteholders on the dates determined in connection with the issuance of such notes. Interest payments or deposits will be funded from Available Funds allocated to the notes during the preceding month or months.

Each payment of interest on a note will include all interest accrued from the preceding interest payment date—or, for the first interest accrual period, from the issuance date—through the day preceding the current interest payment date, or any other period determined in connection with the issuance of such note. We refer to each period during which interest accrues as an “interest accrual period.” Interest on a note will be due and payable on each interest payment date.

If interest on a note is not paid within 35 days after such interest is due, an event of default will occur relating to that tranche of notes. See “The Indenture—Events of Default.”

WFCardSeries

In connection with the WFCardSeries, interest payments on Class B notes, Class C notes and Class D notes of the WFCardSeries are subordinated to interest payments on Class A notes of the WFCardSeries. Subordination of Class B notes, Class C notes and Class D notes of the WFCardSeries provides credit enhancement for Class A notes of the WFCardSeries.

Interest payments on the Class C notes and the Class D notes of the WFCardSeries are subordinated to interest payments on the Class A notes and Class B notes of the WFCardSeries. Subordination of the Class C notes and the Class D notes of the WFCardSeries provides credit enhancement for Class A notes and Class B notes of the WFCardSeries.

Interest payments on Class D notes of the WFCardSeries are subordinated to interest payments on Class A notes, Class B notes and Class C notes of the WFCardSeries. Subordination of Class D notes of the WFCardSeries provides credit enhancement for Class A notes, Class B notes and Class C notes of the WFCardSeries.

See “Prospectus Summary—Interest Payments” for more information on interest payments on the Class [•](20[•]-[•]) notes.

Principal

The timing of payment of principal of a note will be determined in connection with the issuance of such note. The expected principal payment date of the Class [•](20[•]-[•]) notes is specified on the cover page of this prospectus.

Principal of a note may be paid later than its expected principal payment date if sufficient funds are not allocated from the issuing entity to the series, class or tranche of the note to be paid. It is not an event of default if the principal of a note is not paid on its expected principal payment date. However, if the principal amount of a note is not paid in full by its legal maturity date, an event of default will occur relating to that tranche of notes. See “The Indenture—Events of Default.” The legal maturity date of the Class [•](20[•]-[•]) notes is specified on the cover of this prospectus.

Principal of a note may be paid earlier than its expected principal payment date if an early redemption event or an event of default and acceleration occurs. See “The Indenture—Early Redemption Events” and “—Events of Default.”

See “Risk Factors” in this prospectus for a discussion of factors that may affect the timing of principal payments on the notes.

WFCardSeries

In connection with the WFCardSeries, principal payments on Class B notes, Class C notes and Class D notes of the WFCardSeries are subordinated to payments on Class A notes of the WFCardSeries. Subordination of Class B notes, Class C notes and Class D notes of the WFCardSeries provides credit enhancement for Class A notes of the WFCardSeries.

Principal payments on the Class C notes and the Class D notes of the WFCardSeries are subordinated to principal payments on the Class A notes and Class B notes of the WFCardSeries. Subordination of the Class C notes and the Class D notes of the WFCardSeries provides credit enhancement for Class A notes and Class B notes of the WFCardSeries.

Principal payments on Class D notes of the WFCardSeries are subordinated to payments on Class A notes, Class B notes and Class C notes of the WFCardSeries. Subordination of Class D notes of the WFCardSeries provides credit enhancement for Class A notes, Class B notes and Class C notes of the WFCardSeries.

WFCardSeries Available Principal Amounts may be reallocated to pay interest on senior classes of notes or to pay a portion of the servicing fee allocable to the WFCardSeries, subject to certain limitations. In addition, charge-offs due to uncovered Default Amounts allocable to the WFCardSeries generally are reallocated from the senior classes to the subordinated classes of the WFCardSeries. See “—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount.”

In the WFCardSeries, payment of principal may be made on a subordinated class of notes before payment in full of each senior class of notes only under the following circumstances:

●

If after giving effect to the proposed principal payment there is still a sufficient amount of subordinated notes to support the outstanding senior notes. See “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account” and “—Allocation to Principal Funding Subaccounts.” For example, if a tranche of Class A notes has been repaid, this generally means that, unless other Class A notes are issued, at least some Class B notes, Class C notes and Class D notes may be repaid when such Class B notes, Class C notes and Class D notes are expected or required to be repaid even if other tranches of Class A notes are outstanding.

●

If the principal funding subaccounts for the senior classes of notes have been sufficiently prefunded as described in “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes.”

●	If new tranches of subordinated notes are issued so that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination.

●	If the subordinated tranche of notes reaches its legal maturity date and there is a sale of credit card receivables as described in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.”

WFCardSeries Available Principal Amounts remaining after any reallocations for interest on the senior notes or for a portion of the servicing fee allocable to the WFCardSeries will be applied to make targeted deposits to the principal funding subaccounts of senior notes before being applied to make targeted deposits to the principal funding subaccounts of the subordinated notes if such remaining amounts are not sufficient to make all required targeted deposits.

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount

Each note has a stated principal amount, an outstanding dollar principal amount and a nominal liquidation amount.

Stated Principal Amount

The stated principal amount of a note is the amount that is stated on the face of the notes to be payable to the holder. It can be denominated in U.S. dollars or in a foreign currency.

Outstanding Dollar Principal Amount

For U.S. dollar notes, the outstanding dollar principal amount is the initial dollar principal amount of the notes, less principal payments to the noteholders. For foreign currency notes, the outstanding dollar principal amount is the U.S. dollar equivalent of the initial dollar principal amount of the notes, less dollar payments to derivative counterparties or, in the event the derivative agreement is non-performing, less dollar payments converted to make payments to noteholders, each relating to principal. The outstanding dollar principal amount of any note will decrease as a result of each payment of principal of the note.

In addition, a note may have an Adjusted Outstanding Dollar Principal Amount. The Adjusted Outstanding Dollar Principal Amount of a note is the outstanding dollar principal amount, less any funds on deposit in the principal funding subaccount for that note. The Adjusted Outstanding Dollar Principal Amount of any note will decrease as a result of each deposit into the principal funding subaccount for such note.

Nominal Liquidation Amount

The nominal liquidation amount of a note is a U.S. dollar amount based on the initial outstanding dollar principal amount of that note, but with some reductions—including reductions from reallocations of Available Principal Amounts, allocations of charge-offs for uncovered Default Amounts and deposits in a principal funding subaccount for such note—and increases described below. The nominal liquidation amount of any particular note corresponds to the portion of the assets of the issuing entity that would be allocated to that note if the issuing entity were liquidated.

The nominal liquidation amount of a note may be reduced as follows:

●

If Available Funds allocable to a series of notes are insufficient to fund the portion of Default Amounts allocable to such series of notes (which will be allocated to each series of notes pro rata based on the Available Funds Allocation Amount of each such series of notes) such allocated Default Amounts will result in a reduction of the nominal liquidation amount of such series. Within each series, subordinated classes of notes will bear the risk of reduction in their nominal liquidation amount due to charge-offs resulting from uncovered Default Amounts before senior classes of notes.

●

In a multiple tranche series, including the WFCardSeries, while these reductions will be initially allocated pro rata to each tranche of notes, they will then be reallocated to the subordinated classes of notes in that series in succession, beginning with the most subordinated classes. However, these reallocations will be made from senior notes to subordinated notes only to the extent that such senior notes have not used all of their required subordinated amount. For any tranche, the required subordinated amount will be determined in connection with the issuance of such notes. For multiple tranche series, these reductions will generally be allocated within each class pro rata to each outstanding tranche of the related class based on the Weighted Average Available Funds Allocation Amount of such tranche. Reductions that cannot be reallocated to a subordinated tranche will reduce the nominal liquidation amount of the tranche to which the reductions were initially allocated.

●

If Available Principal Amounts are reallocated from subordinated notes of a series to pay interest on senior notes, any shortfall in the payment of the servicing fee allocated to the series or any other shortfall of Available Funds which Available Principal Amounts are reallocated to cover, the nominal liquidation amount of those subordinated notes will be reduced by the amount of the reallocations. The amount of the reallocation of Available Principal Amounts will be applied to reduce the nominal liquidation amount of the subordinated classes of notes in that series in succession, to the extent of such senior tranches’ required subordinated amount of the related subordinated notes, beginning with the most subordinated classes. No Available Principal Amounts will be reallocated to pay interest on a senior class of notes or any portion of the servicing fee allocated to the series if such reallocation would result in the reduction of the nominal liquidation amount of such senior class of notes. For a multiple tranche series, these reductions will generally be allocated within each class pro rata to each outstanding tranche of the related class based on the Weighted Average Available Funds Allocation Amount of such tranche.

●	The nominal liquidation amount of a note will be reduced by the amount on deposit in its respective principal funding subaccount.

●	The nominal liquidation amount of a note will be reduced by the amount of all payments of principal of that note.

●

Upon a sale of credit card receivables after the insolvency of Funding, an event of default and acceleration or on the legal maturity date of a note, the nominal liquidation amount of such note will be automatically reduced to zero. See “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.”

The nominal liquidation amount of a note can be increased by applying Available Funds, if available, to reimburse earlier reductions in the nominal liquidation amount from charge-offs for uncovered Investor Default Amounts, or from reallocations of Available Principal Amounts from subordinated classes to pay shortfalls of Available Funds. Within each series, the increases will be allocated first to the senior-most class with a deficiency in its nominal liquidation amount and then, in succession, to the subordinated classes with a deficiency in the nominal liquidation amount. In a multiple tranche series, the increases will be further allocated to each tranche of a class pro rata based on the deficiency in the nominal liquidation amount in each tranche.

In most circumstances, the nominal liquidation amount of a note, together with any accumulated Available Principal Amounts held in a principal funding subaccount, will be equal to the outstanding dollar principal amount of that note. However, if there are reductions in the nominal liquidation amount as a result of reallocations of Available Principal Amounts from that note to pay interest on senior classes or the servicing fee allocated to the series, or as a result of charge-offs for uncovered Investor Default Amounts, there will be a deficit in the nominal liquidation amount of that note. Unless that deficiency is reimbursed through the application of Available Funds, the stated principal amount of that note will not be paid in full.

A subordinated note’s nominal liquidation amount represents the maximum amount of Available Principal Amounts that may be reallocated from such note to pay interest on senior notes or the servicing fee of the same series and the maximum amount of charge-offs for uncovered Investor Default Amounts that may be allocated to such note. The nominal liquidation amount is also used to calculate the amount of Available Principal Amounts that can be allocated for payment of principal of a class or tranche of notes, or paid to the counterparty to a derivative agreement, if applicable. This means that if the nominal liquidation amount of a class or tranche of notes has been reduced by charge-offs for uncovered Investor Default Amounts or by reallocations of Available Principal Amounts to pay interest on senior notes or the servicing fee allocated to such series, the holders of notes with the reduced nominal liquidation amount will receive less than the full stated principal amount of their notes, either because the amount of dollars allocated to pay them is less than the outstanding dollar principal amount of the notes, or because the amount of dollars allocated to pay the counterparty to a derivative agreement is less than the amount necessary to obtain enough of the applicable foreign currency for payment of their notes in full.

The nominal liquidation amount of a note may not be reduced below zero, and may not be increased above the outstanding dollar principal amount of that note, less any amounts on deposit in the applicable principal funding subaccount.

If a note held by Funding, the issuing entity or any of their affiliates is canceled, the nominal liquidation amount of that note is automatically reduced to zero.

The cumulative amount of reductions of the nominal liquidation amount of any class or tranche of notes due to the reallocation of Available Principal Amounts to pay Available Funds shortfalls will be limited as determined in connection with the issuance of such class or tranche of notes. See “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Reductions to the Nominal Liquidation Amount of Subordinated Classes from Reallocations of WFCardSeries Available Principal Amounts” for a discussion of this limitation for the WFCardSeries notes.

Allocations of charge-offs for uncovered Investor Default Amounts and reallocations of Available Principal Amounts to cover Available Funds shortfalls reduce the nominal liquidation amount of outstanding notes only and do not affect notes that are issued after that time.

Final Payment of the Notes

The Class [•](20[•]-[•]) noteholders will not receive payment of principal in excess of the highest outstanding dollar principal amount of that series, class or tranche, or in the case of foreign currency notes, any amount received by the issuing entity under a derivative agreement for principal.

Following the insolvency of Funding, following an event of default and acceleration, or on the legal maturity date of a series, class or tranche of notes, credit card receivables in an aggregate amount not to exceed the nominal liquidation amount, plus any past due, accrued and additional interest, of the related series, class or tranche will be sold by the issuing entity. The proceeds of such sale will be applied to the extent available to pay the outstanding principal amount of, plus any accrued, past due and additional interest on, those notes on the date of the sale.

A series, class or tranche of notes, including the Class [•](20[•]-[•]) notes, will be considered to be paid in full, the holders of those notes will have no further right or claim, and the issuing entity will have no further obligation or liability for principal or interest, on the earliest to occur of:

●	the date of the payment in full of the stated principal amount of and all accrued, past due and additional interest on those notes;

●	the date on which the outstanding dollar principal amount of the notes is reduced to zero and all accrued, past due and additional interest on those notes is paid in full;

●	the legal maturity date of those notes, after giving effect to all deposits, allocations, reallocations, sale of credit card receivables and payments to be made on that date; or

●	the date on which a sale of receivables has taken place for such tranche, as described in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.”

Subordination of Interest and Principal

Interest and principal payments on the Class A notes of the WFCardSeries will not be subordinated to any other WFCardSeries notes. Interest and principal payments on the Class B notes of the WFCardSeries will be subordinated to the Class A WFCardSeries notes. Interest and principal payments on the Class C notes of the WFCardSeries will be subordinated to the Class A and Class B WFCardSeries notes. Interest and principal payments on the Class D notes of the WFCardSeries will be subordinated to the Class A, Class B and Class C WFCardSeries notes. See “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Allocation to Interest Funding Subaccounts” and “—Allocation to Principal Funding Subaccounts” for a detailed discussion of the subordination of interest and principal payments for the Class B notes, Class C notes and Class D notes of the WFCardSeries and “Prospectus Summary—Interest Payments” and “—Expected Principal Payment Date and Legal Maturity Date.”

Available Principal Amounts may be reallocated to pay interest on senior classes of notes of, or a portion of the servicing fee allocated to, that series. In addition, subordinated classes of notes of a series bear the risk of reduction in their nominal liquidation amount due to charge-offs for uncovered Investor Default Amounts before senior classes of notes. In a multiple tranche series like the WFCardSeries, charge-offs for uncovered Investor Default Amounts are generally allocated first to each class of a series and then reallocated to the subordinated classes of such series, reducing the nominal liquidation amount of such subordinated classes to the extent credit enhancement in the form of subordination is still available for the senior classes. See “—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount” above.

Required Subordinated Amount

The required subordinated amount of a senior class or tranche of notes is the amount of a subordinated class that is required to be outstanding and available to provide subordination for that senior class or tranche on the date when the senior class or tranche of notes is issued. No notes of a series may be issued unless the required subordinated amount for that class or tranche of notes is available at the time of its issuance. The required subordinated amount is also used, in conjunction with usage, to determine whether a subordinated class or tranche of a multiple tranche series may be repaid before its legal maturity date while senior notes of that series are outstanding.

The issuing entity may change the required subordinated amount and related stated percentages for any tranche of notes of any series in a manner consistent with that described with respect to the WFCardSeries. See “—WFCardSeries” immediately below.

WFCardSeries

The Class [•](20[•]-[•]) notes are a tranche of the WFCardSeries. In order to issue notes of a senior class of the WFCardSeries, the required subordinated amount of subordinated notes for those senior notes must be outstanding and available on the issuance date.

The required subordinated amount of a tranche of a senior class of notes of the WFCardSeries is the aggregate nominal liquidation amount of a subordinated class that is required to be outstanding and available on the date when a tranche of a senior class of notes is issued. Generally, the required subordinated amount of subordinated notes for each tranche of Class A WFCardSeries notes is equal to a stated percentage of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes. The required subordinated amount of Class B notes for each tranche of Class A WFCardSeries notes is equal to [•]% of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes, the required subordinated amount of Class C notes is equal to [•]% of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes, and the required subordinated amount of Class D notes is equal to [•]% of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes.

The required subordinated amount of Class C notes for each tranche of Class B WFCardSeries notes will vary depending on its pro rata share of the Class A required subordinated amount of Class C notes for all Class A WFCardSeries notes that require any credit enhancement from Class B WFCardSeries notes, and its pro rata share of the portion of the adjusted outstanding dollar principal amount of all Class B WFCardSeries notes that is not providing credit enhancement to the Class A WFCardSeries notes. For each tranche of Class B WFCardSeries notes, the required subordinated amount of Class C notes, at any time, is generally equal to the adjusted outstanding dollar principal amount of that tranche of Class B notes multiplied by the sum of:

(i)

a fraction, the numerator of which is the Class A required subordinated amount of Class C notes for all Class A WFCardSeries notes that require any credit enhancement from Class B WFCardSeries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class B WFCardSeries notes; plus

(ii)

[•]% (referred to as the unencumbered percentage) multiplied by a fraction, the numerator of which is the aggregate adjusted outstanding dollar principal amount of all Class B WFCardSeries notes minus the required subordinated amount of Class B notes for all Class A WFCardSeries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class B WFCardSeries notes.

Therefore, for any tranche of Class B notes, the required subordinated amount of Class C notes can increase if the share of those Class B notes that corresponds to the Class C notes providing credit enhancement to Class A WFCardSeries notes increases, or if the share of those Class B notes that is providing credit enhancement to Class A WFCardSeries notes increases. Similarly, for any tranche of Class B notes, the required subordinated amount of Class C notes can decrease (but will never be less than the unencumbered percentage of its adjusted outstanding dollar principal amount) if the share of those Class B notes that corresponds to the Class C notes providing credit enhancement to Class A WFCardSeries notes decreases, or if the share of those Class B notes that is providing credit enhancement to Class A WFCardSeries notes decreases.

The required subordinated amount of Class D notes for each tranche of Class B WFCardSeries notes will vary depending on its pro rata share of the Class A required subordinated amount of Class D notes for all Class A WFCardSeries notes that require any credit enhancement from Class B WFCardSeries notes, and its pro rata share of the portion of the adjusted outstanding dollar principal amount of all Class B WFCardSeries notes that is not providing credit enhancement to the Class A WFCardSeries notes. For each tranche of Class B WFCardSeries notes, the required subordinated amount of Class D notes, at any time, is generally equal to the adjusted outstanding dollar principal amount of that tranche of Class B notes multiplied by the sum of:

(i)

a fraction, the numerator of which is the Class A required subordinated amount of Class D notes for all Class A WFCardSeries notes that require any credit enhancement from Class B WFCardSeries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class B WFCardSeries notes; plus

(ii)

[•]% (referred to as the unencumbered percentage) multiplied by a fraction, the numerator of which is the aggregate adjusted outstanding dollar principal amount of all Class B WFCardSeries notes minus the required subordinated amount of Class B notes for all Class A WFCardSeries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class B WFCardSeries notes.

Therefore, for any tranche of Class B notes, the required subordinated amount of Class D notes can increase if the share of those Class B notes that corresponds to the Class D notes providing credit enhancement to Class A WFCardSeries notes increases, or if the share of those Class B notes that is providing credit enhancement to Class A WFCardSeries notes increases. Similarly, for any tranche of Class B notes, the required subordinated amount of Class D notes can decrease (but will never be less than the unencumbered percentage of its adjusted outstanding dollar principal amount) if the share of those Class B notes that corresponds to the Class D notes providing credit enhancement to Class A WFCardSeries notes decreases, or if the share of those Class B notes that is providing credit enhancement to Class A WFCardSeries notes decreases.

The required subordinated amount of Class D notes for each tranche of Class C WFCardSeries notes will vary depending on its pro rata share of the Class A required subordinated amount of Class D notes for all Class A WFCardSeries notes that require any credit enhancement from Class C WFCardSeries notes, its pro rata share of the Class B required subordinated amount of Class D notes for all Class B WFCardSeries notes that require any credit enhancement from Class C WFCardSeries notes, and its pro rata share of the portion of the adjusted outstanding dollar principal amount of all Class C WFCardSeries notes that is not providing credit enhancement to the Class A WFCardSeries notes or the Class B WFCardSeries notes. For each tranche of Class C WFCardSeries notes, the required subordinated amount of Class D notes, at any time, is generally equal to the adjusted outstanding dollar principal amount of that tranche of Class C notes multiplied by the sum of:

(i)

a fraction, the numerator of which is the Class A required subordinated amount of Class D notes for all Class A WFCardSeries notes that require any credit enhancement from Class C WFCardSeries notes and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class C WFCardSeries notes; plus

(ii)

a fraction, the numerator of which is the Class B required subordinated amount of Class D notes for all Class B WFCardSeries notes that require any credit enhancement from Class C WFCardSeries notes and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class C WFCardSeries notes; plus

(iii)

[•]% (referred to as the unencumbered percentage) multiplied by a fraction, the numerator of which is the aggregate adjusted outstanding dollar principal amount of all Class C WFCardSeries notes minus the sum of the required subordinated amount of Class C notes for all Class A WFCardSeries notes and the required subordinated amount of Class C notes for all Class B WFCardSeries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class C WFCardSeries notes.

Therefore, for any tranche of Class C notes, the required subordinated amount of Class D notes can increase if the share of those Class C notes that corresponds to the Class D notes providing credit enhancement to Class A WFCardSeries notes or Class B WFCardSeries notes increases, or if the share of those Class C notes that is providing credit enhancement to Class A WFCardSeries notes or Class B WFCardSeries notes increases. Similarly, for any tranche of Class C notes, the required subordinated amount of Class D notes can decrease (but will never be less than the unencumbered percentage of its adjusted outstanding dollar principal amount) if the share of those Class C notes that corresponds to the Class D notes providing credit enhancement to Class A WFCardSeries notes or Class B WFCardSeries notes decreases, or if the share of those Class C notes that is providing credit enhancement to Class A WFCardSeries notes or Class B WFCardSeries notes decreases.

Reductions in the Adjusted Outstanding Dollar Principal Amount of a tranche of senior notes of the WFCardSeries will generally result in a reduction in the required subordinated amount for that tranche. Additionally, a reduction in the required subordinated amount of Class C notes for a tranche of Class B WFCardSeries notes may occur due to:

●	a decrease in the aggregate Adjusted Outstanding Dollar Principal Amount of Class A WFCardSeries notes,

●	a decrease in the Class A required subordinated amount of Class B or Class C notes for outstanding tranches of Class A WFCardSeries notes, or

●	the issuance of additional Class B WFCardSeries notes.

However, if an early redemption event or event of default and acceleration for any tranche of Class B WFCardSeries notes occurs, or if on any day its usage of the required subordinated amount of Class C notes exceeds zero, the required subordinated amount of Class C notes for that tranche of Class B notes will not decrease after that early redemption event or event of default and acceleration or after the date on which its usage of the required subordinated amount of Class C notes exceeds zero.

Similarly, a reduction in the required subordinated amount of Class D notes for a tranche of Class B WFCardSeries notes may occur due to:

●	a decrease in the aggregate Adjusted Outstanding Dollar Principal Amount of Class A WFCardSeries notes,

●	a decrease in the Class A required subordinated amount of Class B, Class C or Class D notes for outstanding tranches of Class A WFCardSeries notes, or

●	the issuance of additional Class B WFCardSeries notes.

However, if an early redemption event or event of default and acceleration for any tranche of Class B WFCardSeries notes occurs, or if on any day its usage of the required subordinated amount of Class D notes exceeds zero, the required subordinated amount of Class D notes for that tranche of Class B notes will not decrease after that early redemption event or event of default and acceleration or after the date on which its usage of the required subordinated amount of Class D notes exceeds zero.

Also, a reduction in the required subordinated amount of Class D notes for a tranche of Class C WFCardSeries notes may occur due to:

●	a decrease in the aggregate Adjusted Outstanding Dollar Principal Amount of Class A or Class B WFCardSeries notes,

●	a decrease in the Class A required subordinated amount of Class B, Class C or Class D notes for outstanding tranches of Class A WFCardSeries notes,

●	a decrease in the Class B required subordinated amount of Class C or Class D notes for outstanding tranches of Class B WFCardSeries notes, or

●	the issuance of additional Class C WFCardSeries notes.

However, if an early redemption event or event of default and acceleration for any tranche of Class C WFCardSeries notes occurs, or if on any day its usage of the required subordinated amount of Class D notes exceeds zero, the required subordinated amount of Class D notes for that tranche of Class C notes will not decrease after that early redemption event or event of default and acceleration or after the date on which its usage of the required subordinated amount of Class D notes exceeds zero

The issuing entity may change the required subordinated amount for any tranche of notes of the WFCardSeries, or the method of computing the required subordinated amount, at any time without the consent of any noteholders so long as the issuing entity has:

●	satisfied the Rating Agency Condition with respect to the change in the required subordinated amount; and

●

delivered an opinion of counsel that for federal income tax purposes (1) the change will not adversely affect the tax characterization as debt of any outstanding series, class or tranche of notes of the issuing entity that were characterized as debt at the time of their issuance, (2) following the change, the issuing entity will not be treated as an association, or publicly traded partnership, taxable as a corporation, and (3) such change will not cause or constitute an event in which gain or loss would be recognized by any holder of such notes.

Notwithstanding the foregoing, for the Class A(20[•]-[•]) notes, the issuing entity may also change any of the stated percentages related to the required subordinated amount so long as the sum of such stated percentages for the Class A(20[•]-[•]) notes after giving effect to such change is equal to or greater than the sum of such stated percentages for the Class A(20[•]-[•]) notes immediately prior to giving effect to such change, and provided that such change will not result in a shortfall in the available subordinated amount for any tranche of WFCardSeries notes. Any such change to such stated percentages satisfying the condition set forth in the immediately preceding sentence may be implemented without the consent of or notice to any noteholders and without the consent of any note rating agency (but with prior written notice to Moody’s (if Moody’s is a Note Rating Agency at such time).

In addition, the percentages used in, or the method of calculating, the required subordinated amount of subordinated notes of any tranche of WFCardSeries notes (including other tranches in the same class) may be different than the percentages used in, or the method of calculating, the required subordinated amount for any tranche of a senior class of WFCardSeries notes. In addition, if the rating agencies consent and without the consent of any noteholders, the issuing entity may utilize forms of credit enhancement other than subordinated notes in order to provide senior classes of notes with the required credit enhancement.

In order to issue a tranche of Class A notes, the issuing entity must calculate the available amount of Class B notes, Class C notes and Class D notes. The issuing entity will first calculate the amount of Class B notes available for such new tranche of Class A notes. This is done by computing the following:

●

the aggregate nominal liquidation amount of all tranches of outstanding Class B notes on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class B notes to be made on that date; minus

●

the aggregate amount of the Class A required subordinated amount of Class B notes for all other tranches of Class A notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class A notes to be made on that date.

The calculation in the prior paragraph will also be made in the same manner for calculating the amount of Class C notes available for such new tranche of Class A notes and for calculating the amount of Class D notes available for such new tranche of Class A notes.

Additionally, in order to issue a tranche of Class A notes, the issuing entity must calculate the amount of Class C notes and Class D notes available for Class B notes. The issuing entity will first calculate the amount of Class C notes available for Class B notes. This is done by computing the following:

●

the aggregate nominal liquidation amount of all tranches of outstanding Class C notes on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class C notes to be made on that date; minus

●

the aggregate amount of the Class A required subordinated amount of Class C notes for all tranches of Class A notes for which the Class A required subordinated amount of Class B notes is equal to zero which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class A notes to be made on that date.

Then, the issuing entity will calculate the amount of Class D notes available for Class B notes. This is done by computing the following:

●

the aggregate nominal liquidation amount of all tranches of outstanding Class D notes on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class D notes to be made on that date; minus

●	the sum of:

–

the aggregate amount of the Class B required subordinated amount of Class D notes for all tranches of Class B notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for any WFCardSeries notes to be made on that date; plus

–

the aggregate amount of the Class A required subordinated amount of Class D notes for all tranches of Class A notes for which the Class A required subordinated amount of Class B notes is equal to zero which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class A notes to be made on that date.

Further, in order to issue a tranche of Class A notes, the issuing entity must calculate the amount of Class D notes available for Class C notes. This is done by computing the following:

●

the aggregate nominal liquidation amount of all tranches of outstanding Class D notes on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class D notes to be made on that date.

In order to issue a tranche of Class B notes, the issuing entity must calculate the available amount of Class C notes and Class D notes. The issuing entity will first calculate the amount of Class C notes available for such new tranche of Class B notes. This is done by computing the following:

●

the aggregate nominal liquidation amount of all tranches of Class C notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class C notes to be made on that date; minus

●	the sum of:

—

the aggregate amount of the Class B required subordinated amount of Class C notes for all other tranches of Class B notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for any WFCardSeries notes to be made on that date; plus

—

the aggregate amount of the Class A required subordinated amount of Class C notes for all tranches of Class A notes for which the Class A required subordinated amount of Class B notes is equal to zero which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for those Class A notes to be made on that date.

The issuing entity will then calculate the amount of Class D notes available for such new tranche of Class B notes. This is done by computing the following:

●

the aggregate nominal liquidation amount of all tranches of Class D notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class D notes to be made on that date; minus

●	the sum of:

—

the aggregate amount of the Class B required subordinated amount of Class D notes for all other tranches of Class B notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for any WFCardSeries notes to be made on that date; plus

—

the aggregate amount of the Class A required subordinated amount of Class D notes for all tranches of Class A notes for which the Class A required subordinated amount of Class B notes is equal to zero which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for those Class A notes to be made on that date.

Additionally, in order to issue a tranche of Class B notes, the issuing entity must calculate the amount of Class D notes available for Class C notes. This is done by computing the following:

●

the aggregate nominal liquidation amount of all tranches of outstanding Class D notes on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class D notes to be made on that date.

In order to issue a tranche of Class C notes, the issuing entity must calculate the available amount of Class D notes. This is done by computing the following:

●

the aggregate nominal liquidation amount of all tranches of Class D notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class D notes to be made on that date; minus

●

the aggregate amount of the Class C required subordinated amount of Class D notes for all other tranches of Class C notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for any WFCardSeries notes to be made on that date.

The amount of subordination available to provide credit enhancement to any tranche of WFCardSeries notes is limited to its available subordinated amount of each class or tranche of WFCardSeries notes that is subordinated to it. Each senior tranche of WFCardSeries notes has access to credit enhancement from those subordinated notes only in an amount not exceeding its required subordinated amount of those notes minus the amount of usage of that required subordinated amount. “Usage” refers to the amount of the required subordinated amount of a class of WFCardSeries notes actually utilized by a senior tranche of WFCardSeries notes due to losses relating to charged-off receivables and the application of subordinated WFCardSeries notes’ principal allocations to pay interest on senior classes and servicing fees. Losses that increase usage may include (i) losses relating to charged-off receivables that are allocated directly to a class of subordinated WFCardSeries notes, (ii) losses relating to usage of available subordinated amounts by another class of WFCardSeries notes that shares credit enhancement from those subordinated WFCardSeries notes, which are allocated proportionately to the senior WFCardSeries notes supported by those subordinated WFCardSeries notes, and (iii) losses reallocated to the subordinated WFCardSeries notes from the applicable tranche of senior WFCardSeries notes. Usage may be reduced in later months if amounts are available to reimburse losses or to reinstate other amounts reallocated from the subordinated WFCardSeries notes. The required subordinated amount of a class of subordinated WFCardSeries notes less its usage equals the remaining available subordinated amount of that class of subordinated WFCardSeries notes, which we refer to as the unused subordinated amount for that tranche of notes. If the available subordinated amount for any tranche of WFCardSeries notes has been reduced to zero, losses that otherwise would have been reallocated to subordinated notes will be borne by that tranche of WFCardSeries notes. The nominal liquidation amount of those notes will be reduced by the amount of losses allocated to those notes, and it is unlikely that those notes will receive their full payment of principal.

No payment of principal will be made on any Class B WFCardSeries note unless, following the payment, the remaining available subordinated amount of Class B WFCardSeries notes is at least equal to the required subordinated amount of Class B notes for the outstanding Class A WFCardSeries notes less any usage of the required subordinated amount of Class B notes for the outstanding Class A WFCardSeries notes. Similarly, no payment of principal will be made on any Class C WFCardSeries note unless, following the payment, the remaining available subordinated amount of Class C WFCardSeries notes is at least equal to the required subordinated amount of Class C notes for the outstanding Class A and Class B WFCardSeries notes less any usage of the required subordinated amount of Class C notes for the outstanding Class A and Class B WFCardSeries notes. In addition, no payment of principal will be made on any Class D WFCardSeries note unless, following the payment, the remaining available subordinated amount of Class D WFCardSeries notes is at least equal to the required subordinated amount of Class D notes for the outstanding Class A, Class B and Class C WFCardSeries notes less any usage of the required subordinated amount of Class D notes for the outstanding Class A, Class B and Class C WFCardSeries notes.

However, there are some exceptions to this rule. In the WFCardSeries, payment of principal may be made on a subordinated class of notes before payment in full of each senior class of notes only under the following circumstances:

●

If after giving effect to the proposed principal payment there is still a sufficient amount of subordinated notes to support the outstanding senior notes. See “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account” and “—Allocation to Principal Funding Subaccounts.” For example, if a tranche of Class A notes has been repaid, this generally means that, unless other Class A notes are issued, at least some Class B notes, Class C notes and Class D notes may be repaid when they are expected to be repaid even if other tranches of Class A notes are outstanding.

●

If the principal funding subaccounts for the senior classes of notes have been sufficiently prefunded as described in “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes.”

●	If new tranches of subordinated notes are issued so that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination.

●	If the subordinated tranche of notes reaches its legal maturity date and there is a sale of credit card receivables as described in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.”

Early Redemption of Notes

Each series, class and tranche of notes will be subject to mandatory redemption on its expected principal payment date, which will generally be [•] months before its legal maturity date. In addition, if any other early redemption event occurs, the issuing entity will be required to redeem each series, class or tranche of the affected notes [, including the Class [•](20[•]-[•]) notes offered hereby,] before the expected principal payment date of that series, class or tranche of notes; however, for any such affected notes with the benefit of a derivative agreement [, including the Class [•](20[•]-[•]) notes], and subject to certain exceptions, such redemption will not occur earlier than such notes’ expected principal payment date. The issuing entity will give notice to holders of the affected notes before an early redemption date. See “The Indenture—Early Redemption Events” for a description of the early redemption events and their consequences to noteholders. See “Prospectus Summary—Early Redemption of Notes” for a description of the early redemption events relating to the Class [•](20[•]-[•]) notes.

Whenever the issuing entity redeems a series, class or tranche of notes, it will do so only to the extent of Available Funds and Available Principal Amounts allocated to that series, class or tranche of notes, and only to the extent that the notes to be redeemed are not required to provide required subordination for senior notes. A noteholder will have no claim against the issuing entity if the issuing entity fails to make a required redemption of notes before the legal maturity date because no funds are available for that purpose or because the notes to be redeemed are required to provide subordination for senior notes. The failure to redeem before the legal maturity date under these circumstances will not be an event of default.

If determined at the time of issuance, the transferor, so long as it is an affiliate of the servicer, may direct the issuing entity to redeem the notes of any series, class or tranche before its expected principal payment date. In connection with the issuance of any notes, the issuing entity will determine at what times and under what conditions the issuing entity may exercise that right of redemption and if the redemption may be made in whole or in part, as well as other terms of the redemption. The issuing entity will give notice to holders of the affected notes before any optional redemption date. Other than as described in “Prospectus Summary—Optional Redemption by the Issuing Entity,” the Class [•](20[•]-[•]) notes may not be redeemed at the option of the transferor before their expected principal payment date.

Issuances of New Series, Classes and Tranches of Notes

The issuing entity may issue new notes of any series, class or tranche only if the conditions of issuance are met (or waived as described below). These conditions include:

●

first, on or before the third Business Day before a new issuance of notes, the issuing entity gives the indenture trustee, the note registrar, the paying agent and the note rating agencies written notice of the issuance;

●

second, on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee, the note registrar and each note rating agency a certificate to the effect that:

—

the issuing entity reasonably believes that the new issuance will not at the time of its occurrence or at a future date (i) cause an early redemption event or event of default, (ii) adversely affect the amount of funds available to be distributed to noteholders of any series, class or tranche of notes or the timing of such distributions, or (iii) adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes;

—

all instruments furnished to the indenture trustee and the note registrar conform to the requirements of the indenture and constitute sufficient authority under the indenture for the note registrar to authenticate and deliver the notes;

—	the form and terms of the notes have been established in conformity with the provisions of the indenture; and

—	the issuing entity shall have satisfied such other matters as the indenture trustee or the note registrar may reasonably request;

●

third, the issuing entity delivers to the indenture trustee, the note registrar and the note rating agencies an opinion of counsel, which may be from internal counsel of the issuing entity, that all laws and requirements relating to the execution and delivery by the issuing entity of the notes have been complied with, the issuing entity has the power and authority to issue the notes, and the notes have been duly authorized and delivered by the issuing entity, and, assuming due authentication and delivery by the note registrar, constitute legal, valid and binding obligations of the issuing entity enforceable in accordance with their terms (subject to certain limitations and conditions), and are entitled to the benefits of the indenture equally and ratably with all other notes, if any, of such series, class or tranche outstanding subject to the terms of the indenture, each indenture supplement and each terms document;

●

fourth, the issuing entity delivers to the indenture trustee, the note registrar and the note rating agencies an opinion of counsel that for federal income tax purposes (i) the new issuance will not adversely affect the tax characterization as debt of any outstanding series, class or tranche of notes that were characterized as debt at the time of their issuance, (ii) following the new issuance, the issuing entity will not be treated as an association, or publicly traded partnership, taxable as a corporation, (iii) such issuance will not cause or constitute an event in which gain or loss would be recognized by any holder of such outstanding notes, and (iv) except as provided in the related indenture supplement, following the new issuance of a series, class or tranche of notes, the newly issued series, class or tranche of notes will be properly characterized as debt;

●

fifth, the issuing entity delivers to the indenture trustee, the paying agent and the note registrar an indenture supplement and terms document relating to the applicable series, class or tranche of notes;

●	sixth, in the case of foreign currency notes, the issuing entity appoints one or more paying agents in the appropriate countries;

●	seventh, satisfaction of the Rating Agency Condition;

●	eighth, the provisions governing required subordinated amount are satisfied; [and]

●	[describe any additional conditions, as applicable].

Any of the conditions described above (other than the fourth, fifth and sixth conditions) may be waived or modified if the issuing entity satisfies the Rating Agency Condition with respect to the elimination or modification of such condition.

The issuing entity, the indenture trustee and the note registrar are not required to provide prior notice to, permit any prior review by, or obtain the consent of any noteholder of any series, class or tranche to issue any additional notes of any series, class or tranche.

There are no restrictions on the timing or amount of any additional issuance of notes of an outstanding tranche of a multiple tranche series, so long as the conditions described above are met or waived. As of the date of any additional issuance of an outstanding tranche of notes, the stated principal amount, outstanding dollar principal amount and nominal liquidation amount of that tranche will be increased to reflect the principal amount of the additional notes. If the additional notes are a tranche of notes that has the benefit of a derivative agreement, the issuing entity will enter into a derivative agreement for the benefit of the additional notes. The targeted deposits, if any, to the principal funding subaccount will be increased proportionately to reflect the principal amount of the additional notes.

The issuing entity may from time to time, without notice to, or the consent of, the registered holders of a series, class or tranche of notes, create and issue additional notes equal in rank to the previously issued series, class or tranche of notes in all respects—or in all respects except for the payment of interest accruing prior to the issue date of the further series, class or tranche of notes or the first payment of interest following the issue date of the further series, class or tranche of notes. These further series, classes or tranches of notes may be consolidated and form a single series, class or tranche with the previously issued notes and will have the same terms as to status, redemption or otherwise as the previously issued series, class or tranche of notes.

WFBNA or an affiliate may retain notes of a series, class or tranche upon initial issuance or upon a reopening of a series, class or tranche of notes and may sell them on a subsequent date. In addition, WFBNA or an affiliate may acquire notes of a series, class or tranche at any time following the initial issuance or reopening of a series, class or tranche of notes.

When issued, the additional notes of a tranche will be identical in all material respects to the other outstanding notes of that tranche and equally and ratably entitled to the benefits of the indenture and the related indenture supplement applicable to such notes as the other outstanding notes of that tranche without preference, priority or distinction.

New Issuances of WFCardSeries Notes

The issuing entity may issue new classes and tranches of WFCardSeries notes (including additional notes of an outstanding tranche or class), so long as:

●	the conditions to issuance listed above are satisfied;

●	any increase in the targeted deposit amount of any Class D reserve subaccount caused by such issuance will have been funded on or prior to such issuance date;

●	any increase in the targeted deposit amount of any Class C reserve subaccount caused by such issuance will have been funded on or prior to such issuance date; and

●	in the case of Class A, Class B or Class C WFCardSeries notes, the required subordinated amount is available at the time of its issuance.

See “—Required Subordinated Amount” above and “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—Targeted Deposits to the Class C Reserve Account.”

The issuing entity, the indenture trustee and the note registrar are not required to provide prior notice to or obtain the consent of any noteholder of any series, class or tranche to issue any additional WFCardSeries notes.

Payments on Notes; Paying Agent

The Class [•](20[•]-[•]) notes offered by this prospectus will be delivered in book-entry form and payments of principal of and interest on the notes will be made in U.S. dollars as described under “—Book-Entry Notes” below unless the stated principal amount of the notes is denominated in a foreign currency.

The issuing entity, the indenture trustee, the owner trustee, the beneficiary, the note registrar, the paying agent and any of their respective agents will treat the registered holder of any note as the absolute owner of that note, whether or not the note is overdue and notwithstanding any notice to the contrary, for the purpose of making payment and for all other purposes.

The issuing entity will make payments on a note to the registered holder of the note at the close of business on the record date established for the related payment date.

The issuing entity will designate the corporate trust office of WFBNA in New York City as its paying agent for the notes of each series. The issuing entity will identify any other entities appointed to serve as paying agents on notes of a series, class or tranche. The issuing entity may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, the issuing entity will be required to maintain an office, agency or paying agent in each place of payment for a series, class or tranche of notes.

After notice by publication, subject to applicable law, all funds paid to a paying agent for the payment of the principal of or interest on any note of any series which remains unclaimed at the end of two years after the principal or interest becomes due and payable will be disbursed to the issuing entity. After funds are disbursed to the issuing entity, the holder of that note may look only to the issuing entity for payment of that principal or interest.

Denominations

The Class [•](20[•]-[•]) notes offered by this prospectus will be issued in minimum denominations of $[5,000][100,000] and multiples of $1,000 in excess of that amount.

Record Date

The record date for payment of the notes, including the Class [•](20[•]-[•]) notes, will be the last day of the month before the related payment date.

Governing Law

The laws of the State of New York will govern the notes, including the Class [•](20[•]-[•]) notes, and the indenture.

Form, Exchange and Registration and Transfer of Notes

The Class [•](20[•]-[•]) notes offered by this prospectus will be issued in registered form. The notes will be represented by one or more global notes registered in the name of The Depository Trust Company, as depository, or its nominee. We refer to each beneficial interest in a global note as a “book-entry note.” For a description of the special provisions that apply to book-entry notes, see “—Book-Entry Notes” below.

A holder of notes may exchange those notes for other notes of the same class or tranche of any authorized denominations and of the same aggregate stated principal amount, expected principal payment date and legal maturity date, and of like terms.

Any holder of a note may present that note for registration of transfer, with the form of transfer properly executed, at the office of the note registrar or at the office of any transfer agent that the issuing entity designates. Unless otherwise provided in the note to be transferred or exchanged, holders of notes will not be charged any service charge for the exchange or transfer of their notes. Holders of notes that are to be transferred or exchanged will be liable for the payment of any taxes and other governmental charges described in the indenture before the transfer or exchange will be completed. The note registrar or transfer agent, as the case may be, will effect a transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

The issuing entity will appoint WFBNA as the registrar for the notes. The issuing entity also may at any time designate additional transfer agents for any series, class or tranche of notes. The issuing entity may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. However, the issuing entity will be required to maintain a transfer agent in each place of payment for a series, class or tranche of notes.

Book-Entry Notes

The Class [•](20[•]-[•]) notes offered by this prospectus will be delivered in book-entry form. This means that, except under the limited circumstances described below under “—Definitive Notes,” purchasers of notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive paper form. Instead, upon issuance, all the notes of a class will be represented by one or more fully registered permanent global notes, without interest coupons.

Each global note will be deposited with a securities depository named The Depository Trust Company (“DTC”) and will be registered in the name of its nominee, Cede & Co. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC or its nominee will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of notes for purposes of the indenture.

The registration of the global notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held, is used because it eliminates the need for physical movement of securities. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability to own or transfer book-entry notes.

Purchasers of notes in the United States may hold interests in the global notes through DTC, either directly, if they are participants in that system—such as a bank, brokerage house or other institution that maintains securities accounts for customers with DTC or its nominee—or otherwise indirectly through a participant in DTC. Purchasers of notes in Europe may hold interests in the global notes through Clearstream Banking, or through Euroclear Bank S.A./N.V., as operator of the Euroclear system.

Because DTC will be the only registered owner of the global notes, Clearstream Banking and Euroclear will hold positions through their respective U.S. depositories, which in turn will hold positions on the books of DTC.

As long as the notes are in book-entry form, they will be evidenced solely by entries on the books of DTC, its participants and any indirect participants. DTC will maintain records showing:

●	the ownership interests of its participants, including the U.S. depositories; and

●	all transfers of ownership interests between its participants.

The participants and indirect participants, in turn, will maintain records showing:

●	the ownership interests of their customers, including indirect participants, that hold the notes through those participants; and

●	all transfers between these persons.

Thus, each beneficial owner of a book-entry note will hold its note indirectly through a hierarchy of intermediaries, with DTC at the “top” and the beneficial owner’s own securities intermediary at the “bottom.”

The issuing entity, the indenture trustee, the paying agent, the note registrar and their agents will not be liable for the accuracy of, and are not responsible for maintaining, supervising or reviewing DTC’s records or any participant’s records relating to book-entry notes. The issuing entity, the indenture trustee, the paying agent, the note registrar and their agents also will not be responsible or liable for payments made on account of the book-entry notes.

Until Definitive Notes are issued to the beneficial owners as described below under “—Definitive Notes,” all references to “holders” of notes means DTC. The issuing entity, the indenture trustee and any paying agent, transfer agent or securities registrar may treat DTC as the absolute owner of the notes for all purposes.

For beneficial owners of book-entry notes, the issuing entity will make all distributions of principal and interest on their notes to DTC and will send all required reports and notices solely to DTC as long as DTC is the registered holder of the notes. DTC and the participants are generally required by law to receive and transmit all distributions, notices and directions from the indenture trustee, the note registrar and the paying agent, as the case may be, to the beneficial owners through the chain of intermediaries.

Similarly, the indenture trustee, the note registrar and the paying agent, as the case may be, will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of notes under the indenture, each person owning a beneficial interest in the notes must rely on the procedures of DTC and, in some cases, Clearstream Banking or Euroclear. If the beneficial owner is not a participant in that system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised the issuing entity that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions it takes at the direction of other participants and beneficial owners.

Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

Book-entry notes may be more difficult to pledge by beneficial owners because of the lack of a physical note. Beneficial owners may also experience delays in receiving distributions on their notes since distributions will initially be made to DTC and must be transferred through the chain of intermediaries to the beneficial owner’s account.

The Depository Trust Company

DTC is a limited-purpose trust company organized under the New York Banking Law and is a “banking organization” within the meaning of the New York Banking Law. DTC is also a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities deposited by its participants and to facilitate the clearing and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thus eliminating the need for physical movement of securities. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. The rules applicable to DTC and its participants are on file with the SEC.

Clearstream Banking

Clearstream Banking S.A. is registered as a bank in Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector and the Banque Centrale du Luxembourg, the Luxembourg Central Bank, which supervise Luxembourg banks. Clearstream Banking is a wholly-owned subsidiary of Deutsche Börse AG. Clearstream Banking holds securities for its customers and facilitates the clearing and settlement of securities transactions by electronic book-entry transfers between their accounts. Clearstream Banking provides various services, including safekeeping, administration, clearing and settlement of internationally traded securities and securities lending and borrowing. Clearstream Banking has established an electronic bridge with Euroclear Bank S.A./N.V. as the operator of the Euroclear system in Brussels to facilitate settlement of trades between Clearstream Banking and Euroclear. Over 300,000 domestic and internationally traded bonds, equities, and investment funds are currently deposited with Clearstream Banking.

Clearstream Banking’s customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream Banking’s U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream Banking has approximately 2,500 customers located in over 110 countries, including all major European countries, Canada, and the United States. Indirect access to Clearstream Banking is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream Banking.

Euroclear

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment. This system eliminates the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear system is operated by Euroclear Bank S.A./N.V. as the Euroclear operator. The Euroclear operator conducts all operations. All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear system (the “Terms and Conditions”), and applicable Belgian law. These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments for securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

This information about DTC, Clearstream Banking and Euroclear has been compiled from public sources for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Distributions on Book-Entry Notes

The issuing entity will make distributions of principal and interest on book-entry notes to DTC. These payments will be made in immediately available funds by the issuing entity’s paying agent, WFBNA, at the office of the paying agent in New York City that the issuing entity designates for that purpose.

In the case of principal payments, the global notes must be presented to the paying agent in time for the paying agent to make those payments in immediately available funds in accordance with its normal payment procedures.

Upon receipt of any payment of principal of or interest on a global note, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts with payments in amounts proportionate to the participants’ respective beneficial interests in the stated principal amount of the global note as shown on the records of DTC. Payments by participants to beneficial owners of book-entry notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

Distributions on book-entry notes held beneficially through Clearstream Banking will be credited to cash accounts of Clearstream Banking participants in accordance with its rules and procedures, to the extent received by its U.S. depository.

Distributions on book-entry notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by its U.S. depository.

In the event Definitive Notes are issued, distributions of principal and interest on Definitive Notes will be made directly to the holders of the Definitive Notes in whose names the Definitive Notes were registered at the close of business on the related record date.

Global Clearing and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Banking participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Banking and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Banking or Euroclear participants, on the other, will be effected in DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by the U.S. depositories. However, cross-market transactions of this type will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Banking participants and Euroclear participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits to notes received in Clearstream Banking or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following a DTC settlement date. The credits to or any transactions in the notes settled during processing will be reported to the relevant Euroclear or Clearstream Banking participants on that business day. Cash received in Clearstream Banking or Euroclear as a result of sales of notes by or through a Clearstream Banking participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream Banking or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream Banking and Euroclear have agreed to these procedures in order to facilitate transfers of notes among participants of DTC, Clearstream Banking and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Definitive Notes

Beneficial owners of book-entry notes may exchange those notes for Definitive Notes registered in their name only if:

●	DTC is unwilling or unable to continue as depository for the global notes or ceases to be a registered “clearing agency” and the issuing entity is unable to find a qualified replacement for DTC;

●	the issuing entity, in its sole discretion, elects to terminate the book-entry system through DTC; or

●

any event of default has occurred relating to those book-entry notes and beneficial owners evidencing not less than 50% of the unpaid outstanding dollar principal amount of the notes of that class advise the indenture trustee and DTC that the continuation of a book-entry system is no longer in the best interests of those beneficial owners.

If any of these three events occurs, DTC is required to notify the beneficial owners through the chain of intermediaries that the Definitive Notes are available. The appropriate global note will then be exchangeable in whole for Definitive Notes in registered form of like tenor and of an equal aggregate stated principal amount, in specified denominations. Definitive Notes will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the notes. DTC may base its written instruction upon directions it receives from its participants. Thereafter, the holders of the Definitive Notes will be recognized as the “holders” of the notes under the indenture.

Replacement of Notes

The issuing entity will replace at the expense of the holder any mutilated note upon surrender of that note to the note registrar. The issuing entity will replace at the expense of the holder any notes that are destroyed, lost or stolen upon delivery to the note registrar, the indenture trustee or the issuing entity of evidence of the destruction, loss or theft of those notes satisfactory to the note registrar, the indenture trustee or the issuing entity. In the case of a destroyed, lost or stolen note, the note registrar, the issuing entity, and the indenture trustee may require the holder of the note to provide an indemnity satisfactory to the note registrar, the issuing entity, and the indenture trustee before a replacement note will be issued, and the note registrar and the issuing entity may require the payment of a sum sufficient to cover any tax or other governmental charge, and any other expenses (including the fees, expenses and indemnities of the note registrar) in connection with the issuance of a replacement note.

Sources of Funds to Pay the Notes

The Collateral

The primary source of funds for the payment of principal of and interest on the notes, including the Class [•](20[•]-[•]) notes, will consist of credit card receivables arising in selected credit card account revolving credit card accounts owned by WFBNA and transferred to the issuing entity. Currently, the issuing entity owns primarily receivables arising in selected Visa and American Express credit card accounts. In the future, the issuing entity could also own receivables arising in selected revolving credit card accounts of one or more other major card payment networks, including Mastercard.

The amount of credit card receivables in the issuing entity will fluctuate from day to day as new receivables are generated or added to or removed from the issuing entity and as other receivables are collected, charged off as uncollectible, or otherwise adjusted.

The issuing entity, as holder of the transferred credit card receivables, will receive collections of finance charge receivables and collections of principal receivables with respect to the transferred credit card receivables and will also be allocated default amounts with respect to the transferred credit card receivables that are charged off as uncollectible.

Finance charge receivables are all periodic finance charges, cash advance fees and late charges on amounts charged for merchandise and services and some other fees designated by WFBNA, annual membership fees, recoveries on receivables in Defaulted Accounts, and discount option receivables. Principal receivables are all amounts charged by cardholders for merchandise and services, amounts advanced to cardholders as cash advances and all other fees billed to cardholders that are not considered finance charge receivables. Interchange, which represents fees received by WFBNA from acquiring banks as partial reimbursement for the activities WFBNA performs, including but not limited to enabling credit card transactions, funding receivables for a limited period prior to initial billing, absorbing fraud losses and delivering network and card benefits to merchants and consumers, is treated as collections of finance charge receivables. The amount of interchange fees charged to merchants may be changed by the applicable card payment networks.

Each day, the issuing entity will cause to be allocated between each series issued and outstanding and the Transferor Interest, all amounts collected on finance charge receivables, all amounts collected on principal receivables and all receivables in Defaulted Accounts, based on a varying percentage called the investor percentage. The servicer will make each allocation by reference to the applicable investor percentage of each series and the Transferor Percentage, and, in certain circumstances, the percentage interest of certain credit enhancement providers, for such series. For a description of how allocations will be made to each series, see “Sources of Funds to Pay the Notes—Application of Collections.”

Allocations of defaults and collections of finance charge receivables are made pro rata among each series of notes issued by the issuing entity, based on their respective Available Funds Allocation Amount, and Funding, as transferor, based on the Transferor Interest.

Each outstanding series of notes has a fluctuating Available Funds Allocation Amount, representing that series’ allocable share of principal receivables. For a discussion of how the Available Funds Allocation Amount for each series is determined, see the definition of “Available Funds Allocation Amount” in the glossary. The Transferor Interest, which is owned by Funding, represents the portion of the principal receivables in the issuing entity not allocated to any series of notes. For example, if the total principal receivables in the issuing entity at the end of the month is 500, the Available Funds Allocation Amount of one series of notes (Series X) is 100, the Available Funds Allocation Amount of other series of notes are 200 and the Transferor Interest is 200, Series X is entitled, in general, to 1/5—or 100/500—of the defaults and collections of finance charge receivables for the applicable month.

Collections of principal receivables are allocated similarly to the allocation of collections of finance charge receivables when no principal amounts are needed for deposit into a principal funding account or needed to pay principal to investors. However, collections of principal receivables are allocated differently when principal amounts need to be deposited into principal funding accounts or paid to investors. When the principal amount of a series of notes begins to accumulate or amortize, collections of principal receivables continue to be allocated to that series as if the Available Funds Allocation Amount of that series had not been reduced by principal collections deposited to a principal funding account or paid to investors. During this time, allocations of collections of principal receivables to the investors in a series of notes is based on the Principal Allocation Amount. For a discussion of how the Principal Allocation Amount for each series is determined, see the definition of “Principal Allocation Amount” in the glossary.

For classes and tranches of notes which do not require principal amounts to be deposited into a principal funding account or paid to noteholders, the nominal liquidation amount calculation will be “floating,” i.e., calculated as of the end of the prior month. For classes or tranches of notes which require principal amounts to be deposited into a principal funding account or paid to noteholders, the nominal liquidation amount will be “fixed” immediately before the issuing entity begins to allocate Available Principal Amounts to the principal funding subaccount for that class or tranche, i.e., calculated as of the end of the month prior to any reductions for deposits or payments of principal.

If collections of principal receivables allocated to a class or tranche of notes are needed for reallocation to cover certain shortfalls in Available Funds, to pay the notes, or to make a deposit into the issuing entity accounts for a series within a month, they will be deposited into the issuing entity’s collection account. Each of these reallocations, payments and deposits will reduce the nominal liquidation amount of such class or tranche. Otherwise, collections of principal receivables allocated to a class or tranche of notes will be reallocated to other classes or tranches of notes which have principal collection shortfalls or paid to the holder of the Transferor Interest. The holder of the Transferor Interest may then use those amounts to purchase newly created receivables that are then added to the collateral of the issuing entity. If a class or tranche of notes has a shortfall in collections of principal receivables and other classes or tranches of notes have excess collections of principal receivables, a portion of the excess collections of principal receivables allocated to other class or tranche of notes will be reallocated to such class or tranche of notes experiencing a shortfall and any other class or tranche of notes which may have a shortfall in collections of principal receivables. Any class or tranche of notes’ share of the excess collections of principal receivables from another class or tranche of notes will be paid to the issuing entity and treated as Available Principal Amounts.

Each class or tranche of notes will also be allocated a portion of the net investment earnings, if any, on amounts in the collection account and the excess funding account, as more specifically described below in “—Deposit and Application of Funds.” Such net investment earnings will be treated as Available Funds.

Upon a sale of credit card receivables, or interests therein, following an insolvency of Funding, following an event of default and acceleration, or on the applicable legal maturity date for a series, class or tranche of notes, the portion of the aggregate nominal liquidation amount related to that series, class or tranche will be reduced to zero and that series, class or tranche will no longer receive any allocations of collections of finance charge receivables or principal receivables, or allocations of available funds or available principal amounts, from the issuing entity nor any allocations of Available Funds or Available Principal Amounts from the issuing entity.

Following any early redemption event for all the notes, all collections of principal receivables for any month allocated to the notes will be used to cover principal payments on the notes.

For a detailed description of the application of collections and allocation of defaults by the issuing entity, see “Sources of Funds to Pay the Notes—Application of Collections” and “—Allocations of Reductions from Charge Offs” in this prospectus.

Application of Collections

The servicer, on behalf of the issuing entity, will deposit into the collection account, no later than the second Business Day following the date of processing, any payment collected by the servicer on the receivables held by the issuing entity.

While the servicer is generally required to make daily deposits into the collection account:

●

the servicer will only be required to retain amounts in the collection account up to the amounts required to be deposited into the principal funding account and the interest funding account for each series on the succeeding Transfer Date; and

●

if at any time prior to the related Distribution Date, the amount of collections deposited into the collection account exceeds the amount required to be deposited (as limited above), the servicer, subject to certain limitations, will be permitted to withdraw the excess from the collection account.

On the same day as any deposits are made into the collection account, the servicer will make the allocations of such funds indicated below.

With respect to amounts allocated to the holder of the Transferor Interest, the servicer shall do the following:

(a)	An amount equal to the Transferor Percentage of the aggregate amount of such deposits in respect of principal receivables will be:

—	paid to the holder of the Transferor Interest if, and only to the extent that, the Transferor Interest on such date is greater than the Minimum Transferor Interest on such date; or

—	deposited in the excess funding account and treated as Unallocated Principal Collections.

(b)	An amount equal to the Transferor Percentage of the aggregate amount of such deposits in respect of finance charge receivables will be:

—

retained in the collection account (in an amount equal to the amounts allocated to the Transferor Interest times a fraction, the numerator is the aggregate prefunded amount, if any, on deposit in the principal funding subaccount for any tranche of notes and the denominator is the Transferor Interest) for deposit into the applicable interest funding account on the following Transfer Date in an amount not to exceed the positive difference, if any, between (i) the amount of interest payable to noteholders and derivative counterparties, if any, on such prefunded amount and (ii) the net investment earnings on such prefunded amounts for such month; or

—	otherwise, paid to the holder of the Transferor Interest.

(c)

For series of notes (including the WFCardSeries notes), an amount equal to the applicable investor percentage of (i) the aggregate amount of such deposits relating to the finance charge receivables other than interchange and certain investment earnings (up to the amount of payments to be made) will be retained in the collection account until the related Transfer Date and then deposited into the applicable interest funding account and (ii) the aggregate amount of such deposits relating to principal receivables will be:

—

retained in the collection account up to an amount equal to the Daily Principal Shortfall for each series, as applicable (this amount will be treated as a portion of Available Principal Amounts of the applicable series for the related Transfer Date and deposited into the principal funding account on the related Transfer Date);

—

retained in the collection account up to an amount equal to the aggregate amounts of such deposits relating to principal receivables allocable to the subordinated notes for each series (this amount will be available, to the extent needed, to provide enhancement to senior tranches of notes, subject to the limitations described in this prospectus); and

—

withdrawn from the collection account and paid to the holder of the Transferor Interest on such date in an amount equal to the excess remaining following the prior two applications, so long as the Transferor Interest is equal to or greater than the Required Minimum Transferor Interest on such date and if it is not, such remaining amounts will be deposited into the excess funding account.

(d)

For all series of notes (including the WFCardSeries notes), the issuing entity will cause to be allocated to each applicable series an amount of interchange equal to the product of (i) the aggregate amount of interchange deposited into the collection account on such day and (ii) a fraction, the numerator of which is the Weighted Average Available Funds Allocation Amount for such series on the related monthly period and the denominator of which is the aggregate Weighted Average Available Funds Allocation Amount for all series for such related monthly period. Such amounts of allocated interchange shall be deposited into the collection account for further treatment as Available Funds for such series in accordance with the related series supplements.

(e)

For all series of notes (including the WFCardSeries notes), on each Transfer Date, the issuing entity will cause to be allocated to each applicable series an amount of net investment earnings from amounts on deposit in the collection account and the excess funding account equal to the product of (i) the aggregate amount of such net investment earnings in such accounts on such Transfer Date and (ii) a fraction, the numerator of which is the Weighted Average Available Funds Allocation Amount for such series with respect to the related monthly period and the denominator of which is the aggregate Weighted Average Available Funds Allocation Amount for all series with respect to such monthly period. Such amounts of allocated net investment earnings shall be retained in the collection account for further treatment as Available Funds for such series in accordance with the related series supplements.

Any Unallocated Principal Collections will be held in the excess funding account and paid to the holder of the Transferor Interest if, and only to the extent that, the Transferor Interest on such date is greater than the Minimum Transferor Interest on such date. Unallocated Principal Collections will only be held for or distributed to any series of notes in accordance with the related series supplements.

The servicer’s compliance with its obligations will be verified as described under “The Servicing Agreement—Evidence as to Compliance.”

Required Deposit Limitations

As described under “Description of the Notes—Deposit of Collections; Commingling,” the issuing entity will be required to retain in the collection account only the aggregate required deposit amount. The required deposit amount comprises a required finance charge deposit amount and a required principal deposit amount. On any date of processing, collections with respect to finance charge receivables that are in excess of the required finance charge deposit amount and collections with respect to principal receivables that are in excess of the required principal deposit amount may be withdrawn from the collection account by the issuing entity and paid to the holder of the Transferor Interest.

The required finance charge deposit amount for the WFCardSeries notes with respect to any transfer date is equal to the sum of:

●	the targeted deposits to the interest funding account;

●	the fees payable to the servicer;

●	the sum of the WFCardSeries Investor Default Amounts, if any;

●	the amount of any nominal liquidation amount deficits;

●	any amounts targeted for deposit to the accumulation reserve account;

●	any amounts targeted for deposit to the Class C reserve account;

●	any amounts targeted for deposit to the Class D reserve account;

●	any additional amounts specified in the relevant terms document for a Tranche or class of WFCardSeries notes; and

●

any amounts to be treated as shared excess available funds (determined using the same assumptions used in determining the required deposit amount when determining any amounts needed by any other applicable series).

The required principal deposit amount for the WFCardSeries notes with respect to any transfer date is equal to the sum of:

●	the amounts required to be deposited into the relevant interest funding sub-accounts, if needed due to finance charge collection shortfalls;

●	the fees payable to the servicer, if needed due to finance charge collection shortfalls;

●	the targeted deposits to principal funding accounts; and

●

any amounts to be treated as shared excess available principal amounts (determined using the same assumptions used in determining the required deposit amount when determining any amounts needed by any other applicable series).

If any data needed to calculate the required deposit amount is not available on a date of processing, the issuing entity will use the corresponding data as most recently determined or other reasonable estimate of such data until the required data is available. For the purpose of determining the amount to be deposited to the interest funding sub-account for a tranche of WFCardSeries notes that bears interest by reference to a benchmark index rate of interest, on any date of processing on which such rate has not been determined for the applicable period, the applicable indexed rate will be estimated based on the assumption that the indexed rate will equal the indexed rate as most recently used to calculate the accrual of interest for such tranche, multiplied by 1.25. For the purpose of determining the amount payable to the servicer prior the end of the applicable monthly period, on each day, the weighted average available funds allocation amount for such monthly period will be assumed to be the available funds allocation amount on such day (adjusted upwards to reflect any increase in the available funds allocation amount which the issuing entity has reason to believe will be effected during such monthly period, if applicable), [multiplied by 1.25]. For the purpose of determining the aggregate WFCardSeries default amount for the related monthly period (other than the monthly period in which the first tranche of WFCardSeries notes is issued), the WFCardSeries default amount shall be estimated based on the assumption that the WFCardSeries default amount for the monthly period will equal the WFCardSeries default amount for the prior monthly period multiplied by 1.25, with such adjustments as may be appropriate taking into consideration any change in the nominal liquidation amount of the WFCardSeries notes since the prior transfer date.

If the servicer of behalf of the issuing entity determines that the required finance charge deposit amount or the required principal deposit amount for the succeeding transfer date is less than the required finance charge deposit amount or the required principal deposit amount as previously calculated by the issuing entity, then the issuing entity may cause the excess collections with respect to finance charge receivables or principal receivables to be withdrawn from the collection account and such excess funds to be paid to the holder of the Transferor Interest, subject to maintenance of the Minimum Transferor Interest.

If the servicer on behalf of the issuing entity determines that either the required finance charge deposit amount or the required principal deposit amount with respect to the succeeding transfer date is greater than such amount as previously calculated by the servicer, then the servicer on behalf of the issuing entity will cause additional collections with respect to finance charge receivables and principal receivables to be retained until the most recently determined required finance charge deposit amount and required principal deposit amount have been retained.

The holder of the Transferor Interest will have no obligation to deposit any collections that were initially allocated to noteholders and then paid to the holder of the Transferor Interest as a result of being collections in excess of the required finance charge deposit amount or the required principal deposit amount at such time, and WFCardSeries noteholders shall have no claim to such released noteholder collections.

Deposit and Application of Funds for each Series

The indenture specifies how collections of finance charge receivables received by the issuing entity as the owner of the credit card receivables composing the collateral for the notes and collections of principal receivables received by the issuing entity will be allocated to the Transferor Interest and among the multiple series of notes secured by the collateral. The indenture supplement for each series (including the WFCardSeries) specifies how Available Funds for that series (which is that series’ share of collections of finance charge receivables plus other amounts treated as Available Funds for such series) and Available Principal Amounts for such series (which is that series’ share of Available Principal Amounts plus other amounts treated as Available Principal Amounts for such series) will be deposited into the issuing entity accounts established for such series to provide for the payment of interest on and principal of notes as payments become due. In addition, each indenture supplement specifies how Investor Default Amounts and the servicing fee will be allocated to the related series. The following sections summarize those provisions.

WFCardSeries Available Funds

WFCardSeries Available Funds will consist of the following amounts:

●

Finance Charge Collections and certain other amounts allocable to the WFCardSeries. The WFCardSeries’s allocable share of collections of finance charge receivables, interchange and investment earnings on funds held in the collection account and the excess funding account. See “Sources of Funds to Pay the Notes—Application of Collections” above.

●

Withdrawals from the accumulation reserve subaccount. If the number of months targeted to accumulate budgeted deposits of WFCardSeries Available Principal Amounts for the payment of principal on a tranche of notes is greater than one month, then the issuing entity will begin to fund an accumulation reserve subaccount for such tranche. See “—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account” below. The amount targeted to be deposited in the accumulation reserve account for each month, beginning with the third month prior to the first Transfer Date on which WFCardSeries Available Principal Amounts are to be accumulated for such tranche, will be an amount equal to 0.5% of the outstanding dollar principal amount of such tranche of notes.

On each Transfer Date, the issuing entity will calculate the targeted amount of principal funding subaccount earnings for each tranche of notes, which will be equal to the amount that the funds (other than prefunded amounts) on deposit in each principal funding subaccount would earn at the interest rate payable by the issuing entity—taking into account payments due under applicable derivative agreements—on the related tranche of notes. As a general rule, if the amount actually earned on such funds on deposit is less than the targeted amount of earnings, then the amount of such shortfall will be withdrawn from the applicable accumulation reserve subaccount and treated as WFCardSeries Available Funds for such month.

●

Additional finance charge collections allocable to the WFCardSeries. The issuing entity will notify the servicer from time to time of the aggregate prefunded amount on deposit in the principal funding account. Whenever there are any prefunded amounts on deposit in any principal funding subaccount, the issuing entity will designate an amount of the Transferor Interest equal to such prefunded amounts. On each Transfer Date, the issuing entity will calculate the targeted amount of principal funding subaccount prefunded amount earnings for each tranche of notes, which will be equal to the amount that the prefunded amounts on deposit in each principal funding subaccount would earn at the interest rate payable by the issuing entity—taking into account payments due under applicable derivative agreements—on the related tranche of notes. As a general rule, if the amount actually earned on such funds on deposit is less than the targeted amount of earnings, collections of finance charge receivables allocable to such designated portion of the Transferor Interest up to the amount of the shortfall will be treated as WFCardSeries Available Funds. See “Sources of Funds to Pay the Notes—Application of Collections” in this prospectus.

●

Investment earnings on amounts on deposit in accounts. Investment earnings on amounts on deposit in the principal funding account, interest funding account, and accumulation reserve account for the WFCardSeries.

●	Shared excess available funds. Any shared excess available funds allocable to the WFCardSeries. See “—Shared Excess Available Funds” below.

●

Amounts received from derivative counterparties. Payments received under derivative agreements for interest on notes of the WFCardSeries payable in U.S. dollars will be treated as WFCardSeries  Available Funds.

Application of WFCardSeries Available Funds

On each Transfer Date, the issuing entity will cause WFCardSeries Available Funds to be applied as follows:

●	first, to make the targeted deposits to the interest funding account to fund the payment of interest on the notes and related payments due to derivative counterparties;

●	second, to pay the WFCardSeries’s share of the issuing entity’s servicing fee, plus any previously due and unpaid servicing fee allocable to the WFCardSeries, to the servicer;

●	third, to be treated as WFCardSeries Available Principal Amounts in an amount equal to the amount of Investor Default Amounts allocated to the WFCardSeries for each day of the preceding month;

●	fourth, to be treated as WFCardSeries Available Principal Amounts in an amount equal to the Nominal Liquidation Amount Deficits, if any, of WFCardSeries notes;

●	fifth, to make the targeted deposit to the accumulation reserve account, if any;

●	sixth, to make the targeted deposit to the Class C reserve account, if any;

●	seventh, to make the targeted deposit to the Class D reserve account, if any;

●	eighth, to make any other payment or deposit required by any class or tranche of WFCardSeries notes;

●	ninth, to be treated as shared excess available funds; and

●	tenth, to the issuing entity.

See the chart titled “Application of WFCardSeries Available Funds” after the “Prospectus Summary” for a depiction of the application of WFCardSeries Available Funds.

Targeted Deposits of WFCardSeries Available Funds to the Interest Funding Account

The aggregate deposit targeted to be made each month to the interest funding account will be equal to the sum of the interest funding account deposits targeted to be made for each tranche of notes set forth below. The deposit targeted for any month will also include any shortfall in the targeted deposit from any prior month which has not been previously deposited.

●

Interest Payments. The deposit targeted for any tranche of outstanding interest-bearing notes on each Transfer Date will be equal to the amount of interest accrued on the outstanding dollar principal amount of that tranche during the period from and including the first Monthly Interest Accrual Date in the prior month to but excluding the first Monthly Interest Accrual Date for the current month.

●

Amounts Owed to Derivative Counterparties. If a tranche of notes has a Performing or non-Performing derivative agreement for interest that provides for payments to the applicable derivative counterparty, in addition to any applicable stated interest as determined under the item above, the deposit targeted for that tranche of notes on each Transfer Date for any payment to the derivative counterparty will be specified in the WFCardSeries indenture supplement.

●

Specified Deposits. If any tranche of notes provides for deposits in addition to or different from the deposits described above to be made to the interest funding subaccount for that tranche, the deposits targeted for that tranche each month are the specified amounts.

●

Additional Interest. The deposit targeted for any tranche of notes that has previously due and unpaid interest for any month will include the interest accrued on that overdue interest during the period from and including the first Monthly Interest Accrual Date in the prior month to but excluding the first Monthly Interest Accrual Date for the current month.

Each deposit to the interest funding account for each month will be made on the Transfer Date in such month. A tranche of notes may be entitled to more than one of the preceding deposits.

A class or tranche of notes for which credit card receivables have been sold by the issuing entity as described below in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables” will not be entitled to receive any of the preceding deposits to be made from WFCardSeries Available Funds after the sale has occurred.

Allocation to Interest Funding Subaccounts

The aggregate amount to be deposited in the interest funding account will be caused to be allocated by the issuing entity, and a portion deposited in the interest funding subaccount established for each tranche of notes, as follows:

●

WFCardSeries Available Funds are at least equal to targeted amounts. If WFCardSeries Available Funds are at least equal to the sum of the deposits targeted by each tranche of notes as described above, then that targeted amount will be deposited in the interest funding subaccount established for each tranche.

●

WFCardSeries Available Funds are less than targeted amounts. If WFCardSeries Available Funds are less than the sum of the deposits targeted by each tranche of notes as described above, then WFCardSeries Available Funds will be caused to be allocated by the issuing entity to each tranche of notes as follows:

—	first, to cover the deposits for the Class A notes (including any applicable derivative counterparty payments),

—	second, to cover the deposits for the Class B notes (including any applicable derivative counterparty payments),

—	third, to cover the deposits for the Class C notes (including any applicable derivative counterparty payments), and

—	fourth, to cover the deposits for the Class D notes (including any applicable derivative counterparty payments).

In each case, WFCardSeries Available Funds allocated to a class will be allocated to each tranche of notes within such class pro rata based on the ratio of:

—	the aggregate amount of the deposits targeted for that tranche of notes, to

—	the aggregate amount of the deposits targeted for all tranches of notes in such class.

Payments Received from Derivative Counterparties for Interest on Foreign Currency Notes

Payments received under derivative agreements for interest on foreign currency notes in the WFCardSeries will be applied as specified in the WFCardSeries indenture supplement.

Deposits of Withdrawals from the Class C Reserve Account to the Interest Funding Account

Withdrawals made from any Class C reserve subaccount will be deposited into the applicable interest funding subaccount to the extent described below under “—Withdrawals from the Class C Reserve Account.”

Deposits of Withdrawals from the Class D Reserve Account to the Interest Funding Account

Withdrawals made from any Class D reserve subaccount will be deposited into the applicable interest funding subaccount to the extent described below under “—Withdrawals from the Class  D Reserve Account.”

Allocations of Reductions from Charge-Offs

On each Transfer Date when there is a charge-off for uncovered Investor Default Amounts allocable to the WFCardSeries for the prior month, that reduction will be caused to be allocated (and reallocated) by the issuing entity on that date to each tranche of notes as set forth below:

Initially, the amount of such charge-off will be caused to be allocated by the issuing entity to each tranche of outstanding notes pro rata based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for the prior month to the Weighted Average Available Funds Allocation Amount for the WFCardSeries for the prior month.

Immediately afterwards, the amount of charge-offs allocated to the Class A notes, Class B notes and Class C notes will be reallocated to the Class D notes as set forth below, the amount of charge-offs allocated to the Class A notes and the Class B notes and not reallocated to the Class D notes because of the Class D usage limitations set forth below will be reallocated to the Class C notes as set forth below, and the amount of charge-offs allocated to the Class A notes and not reallocated to the Class C notes because of the Class C usage limitations set forth below will be reallocated to the Class B notes as set forth below. In addition, charge-offs initially allocated to Class A notes which are reallocated to Class B notes because of Class C usage limitations can be reallocated to Class C and Class D notes if permitted as described below, and charge-offs initially allocated to Class A and Class B notes which are reallocated to Class C notes because of Class D usage limitations can be reallocated to Class D notes if permitted as described below. Any amount of charge-offs which cannot be reallocated to a subordinated class as a result of the usage limitations set forth below will reduce the nominal liquidation amount of the tranche of notes to which it was initially allocated.

“Usage” refers to the amount of the required subordinated amount of a class of WFCardSeries notes actually utilized by a senior tranche of WFCardSeries notes due to losses relating to charged-off receivables and the application of subordinated WFCardSeries notes’ principal allocations to pay interest on senior classes and servicing fees. Losses that increase usage may include (i) losses relating to charged-off receivables that are allocated directly to a class of subordinated WFCardSeries notes, (ii) losses relating to usage of available subordinated amounts by another class of WFCardSeries notes that shares credit enhancement from those subordinated WFCardSeries notes, which are allocated proportionately to the senior WFCardSeries notes supported by those subordinated WFCardSeries notes, and (iii) losses reallocated to the subordinated WFCardSeries notes from the applicable tranche of senior WFCardSeries notes. Usage may be reduced in later months if amounts are available to reimburse losses or to reinstate other amounts reallocated from the subordinated WFCardSeries notes. The required subordinated amount of a class of subordinated WFCardSeries notes less its usage equals the remaining available subordinated amount of that class of subordinated WFCardSeries notes, which we refer to as the unused subordinated amount for that tranche of notes.

Limits on Reallocations of Charge-Offs to a Tranche of Class D Notes from Tranches of Class A, Class B and Class C

No reallocations of charge-offs from a tranche of Class A notes to Class D notes may cause that tranche’s Class A Usage of Class D Required Subordinated Amount to exceed that tranche’s Class A required subordinated amount of Class D notes.

No reallocations of charge-offs from a tranche of Class B notes to Class D notes may cause that tranche’s Class B Usage of Class D Required Subordinated Amount to exceed that tranche’s Class B required subordinated amount of Class D notes.

No reallocations of charge-offs from a tranche of Class C notes to Class D notes may cause that tranche’s Class C Usage of Class D Required Subordinated Amount to exceed that tranche’s Class C required subordinated amount of Class D notes.

The amount of charge-offs permitted to be reallocated to tranches of Class D notes will be applied to each tranche of Class D notes pro rata based on the ratio of the Weighted Average Available Funds Allocation Amount of such tranche of Class D notes for the prior month to the Weighted Average Available Funds Allocation Amount of all Class D notes in the WFCardSeries for the prior month.

No such reallocation of charge-offs will reduce the nominal liquidation amount of any tranche of Class D notes below zero.

Limits on Reallocations of Charge-Offs to a Tranche of Class C Notes from Tranches of Class A and Class B

No reallocations of charge-offs from a tranche of Class A notes to Class C notes may cause that tranche’s Class A Usage of Class C Required Subordinated Amount to exceed that tranche’s Class A required subordinated amount of Class C notes.

No reallocations of charge-offs from a tranche of Class B notes to Class C notes may cause that tranche’s Class B Usage of Class C Required Subordinated Amount to exceed that tranche’s Class B required subordinated amount of Class C notes.

The amount of charge-offs permitted to be reallocated to tranches of Class C notes will be applied to each tranche of Class C notes pro rata based on the ratio of the Weighted Average Available Funds Allocation Amount of such tranche of Class C notes for the prior month to the Weighted Average Available Funds Allocation Amount of all Class C notes in the WFCardSeries for the prior month.

No such reallocation of charge-offs will reduce the nominal liquidation amount of any tranche of Class C notes below zero.

Limits on Reallocations of Charge-Offs to a Tranche of Class B Notes from Tranches of Class A Notes

No reallocations of charge-offs from a tranche of Class A notes to Class B notes may cause that tranche’s Class A Usage of Class B Required Subordinated Amount to exceed that tranche’s Class A required subordinated amount of Class B notes.

The amount of charge-offs permitted to be reallocated to tranches of Class B notes will be applied to each tranche of Class B notes pro rata based on the ratio of the Weighted Average Available Funds Allocation Amount for that tranche of Class B notes for the prior month to the Weighted Average Available Funds Allocation Amount for all Class B notes for the prior month.

No such reallocation of charge-offs will reduce the nominal liquidation amount of any tranche of Class B notes below zero.

For each tranche of notes, the nominal liquidation amount of that tranche will be reduced by an amount equal to the charge-offs which are allocated or reallocated to that tranche of notes less the amount of charge-offs that are reallocated from that tranche of notes to a subordinated class of notes.

Allocations of Reimbursements of Nominal Liquidation Amount Deficits

If there are WFCardSeries Available Funds available to reimburse any Nominal Liquidation Amount Deficits on any Transfer Date, such funds will be caused to be allocated by the issuing entity to each tranche of notes as follows:

●	first, to each tranche of Class A notes,

●	second, to each tranche of Class B notes,

●	third, to each tranche of Class C notes, and

●	fourth, to each tranche of Class D notes.

In each case, WFCardSeries Available Funds allocated to a class will be allocated to each tranche of notes within such class pro rata based on the ratio of:

—	the Nominal Liquidation Amount Deficit of such tranche of notes, to

—	the aggregate Nominal Liquidation Amount Deficits of all tranches of such class.

In no event will the nominal liquidation amount of a tranche of notes be increased above the Adjusted Outstanding Dollar Principal Amount of such tranche.

Application of WFCardSeries Available Principal Amounts

On each Transfer Date, the issuing entity will cause to be applied WFCardSeries Available Principal Amounts as follows:

●

first, for each month, if WFCardSeries Available Funds are insufficient to make the full targeted deposit into the interest funding subaccount for any tranche of Class A notes, then WFCardSeries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class B notes, the Class C notes and the Class D notes for each day during such month) will be caused to be allocated by the issuing entity to the interest funding subaccount of each such tranche of Class A notes pro rata based on, in the case of each such tranche of Class A notes, the lesser of:

—	the amount of the deficiency of the targeted amount to be deposited into the interest funding subaccount of such tranche of Class A notes, and

—

an amount equal to the sum of the Class A Unused Subordinated Amount of Class D notes plus the Class A Unused Subordinated Amount of Class C notes plus the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts);

●

second, for each month, if WFCardSeries Available Funds are insufficient to make the full targeted deposit into the interest funding subaccount for any tranche of Class B notes, then WFCardSeries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class C notes and the Class D notes for each day during such month minus the aggregate amount of WFCardSeries Available Principal Amounts reallocated as described in the first clause above) will be caused to be allocated by the issuing entity to the interest funding subaccount of each such tranche of Class B notes pro rata based on, in the case of each such tranche of Class B notes, the lesser of:

—	the amount of the deficiency of the targeted amount to be deposited into the interest funding subaccount of such tranche of Class B notes, and

—

an amount equal to the sum of the Class B Unused Subordinated Amount of Class D Notes plus the Class B Unused Subordinated Amount of Class C notes, in each case, for such tranche of Class B notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts and the reallocation of WFCardSeries Available Principal Amounts as described in the first clause above);

●

third, for each month, if WFCardSeries Available Funds are insufficient to make the full targeted deposit into the interest funding subaccount for any tranche of Class C notes, then WFCardSeries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class D notes for each day during such month minus the aggregate amount of WFCardSeries Available Principal Amounts reallocated as described in the first and second clauses above) will be caused to be allocated by the issuing entity to the interest funding subaccount of each such tranche of Class C notes pro rata based on, in the case of each such tranche of Class C notes, the lesser of:

—	the amount of the deficiency of the targeted amount to be deposited into the interest funding subaccount of such tranche of Class C notes, and

—

an amount equal to the Class C Unused Subordinated Amount of Class D Notes for such tranche of Class C notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts and the reallocation of WFCardSeries Available Principal Amounts as described in the first and second clauses above);

●

fourth, for each month, if WFCardSeries Available Funds are insufficient to pay the portion of the issuing entity servicing fee allocable to the WFCardSeries, then WFCardSeries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class B notes, the Class C notes, and the Class D notes for each day during such month minus the aggregate amount of WFCardSeries Available Principal Amounts reallocated as described in the first, second and third clauses above) will be paid to the servicer in an amount equal to, and allocated to each tranche of Class A notes pro rata based on, in the case of each such tranche of Class A notes, the lesser of:

—

the amount of the deficiency times the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for such month to the Weighted Average Available Funds Allocation Amount for the WFCardSeries for such month, and

—

an amount equal to the sum of the Class A Unused Subordinated Amount of Class D notes plus the Class A Unused Subordinated Amount of Class C notes plus the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts and the reallocation of WFCardSeries Available Principal Amounts as described in the first, second and third clauses above);

●

fifth, for each month, if WFCardSeries Available Funds are insufficient to pay the portion of the issuing entity servicing fee allocable to the WFCardSeries, then WFCardSeries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class C notes and the Class D notes for each day during such month minus the aggregate amount of WFCardSeries Available Principal Amounts reallocated as described in the first, second, third and fourth clauses above) will be paid to the servicer in an amount equal to, and allocated to each tranche of Class B notes pro rata based on, in the case of each such tranche of Class B notes, the lesser of:

—

the amount of the deficiency times the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for such month to the Weighted Average Available Funds Allocation Amount for the WFCardSeries for such month, and

—

an amount equal to the sum of the Class B Unused Subordinated Amount of Class D notes plus the Class B Unused Subordinated Amount of Class C notes, in each case, for such tranche of Class B notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts and the reallocation of WFCardSeries Available Principal Amounts as described in the first, second, third and fourth clauses above);

●

sixth, for each month, if WFCardSeries Available Funds are insufficient to pay the portion of the issuing entity servicing fee allocable to the WFCardSeries, then WFCardSeries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class D notes for each day during such month minus the aggregate amount of WFCardSeries Available Principal Amounts reallocated as described in the preceding clauses) will be paid to the servicer in an amount equal to, and allocated to each tranche of Class C notes pro rata based on, in the case of each such tranche of Class C notes, the lesser of:

—

the amount of the deficiency times the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for such month to the Weighted Average Available Funds Allocation Amount for the WFCardSeries for such month, and

—

an amount equal to the Class C Unused Subordinated Amount of Class D notes for such tranche of Class C notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts and the reallocation of WFCardSeries Available Principal Amounts as described in the preceding clauses);

●	seventh, to make the targeted deposits to the principal funding account as described below under “—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account;”

●	eighth, to be treated as shared excess available principal amounts, and

●	ninth, to the issuing entity for reinvestment in principal receivables.

See the chart titled “Application of WFCardSeries Available Principal Amounts” after the “Prospectus Summary” for a depiction of the application of WFCardSeries Available Principal Amounts.

A tranche of notes for which credit card receivables have been sold by the issuing entity as described in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables” below will not be entitled to receive any further allocations of WFCardSeries Available Funds or WFCardSeries Available Principal Amounts.

Amounts are allocated to the WFCardSeries based on the nominal liquidation amounts of each tranche of notes issued by the issuing entity and outstanding in the WFCardSeries. The aggregate nominal liquidation amount of the WFCardSeries will be reduced by the amount of WFCardSeries Available Principal Amounts used to make deposits into the interest funding account, payments to the servicer and deposits into the principal funding account. If the aggregate nominal liquidation amount of the WFCardSeries is reduced because WFCardSeries Available Principal Amounts have been used to make deposits into the interest funding account or payments to the servicer or because of charge-offs due to uncovered Investor Default Amounts, the amount of WFCardSeries Available Funds and

WFCardSeries Available Principal Amounts will be reduced unless the reduction in the nominal liquidation amount is reimbursed from amounts described above in the fourth item in “—Application of WFCardSeries Available Funds.”

Reductions to the Nominal Liquidation Amount of Subordinated Classes from Reallocations of WFCardSeries Available Principal Amounts

A.    Each reallocation of WFCardSeries Available Principal Amounts deposited to the interest funding subaccount of a tranche of Class A notes as described in the first clause of “—Application of WFCardSeries Available Principal Amounts” will reduce the nominal liquidation amount of the Class D notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class D notes for such tranche of Class A notes.

B.    Each reallocation of WFCardSeries Available Principal Amounts deposited to the interest funding subaccount of a tranche of Class A notes as described in the first clause of “—Application of WFCardSeries Available Principal Amounts” which does not reduce the nominal liquidation amount of Class D notes pursuant to paragraph A above will reduce the Nominal Liquidation Amount of the Class C notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class C notes for such tranche of Class A notes, and such reductions in the nominal liquidation amount of the Class C notes may be reallocated to the Class D notes if permitted as described below.

C.    Each reallocation of WFCardSeries Available Principal Amounts deposited to the interest funding subaccount of a tranche of Class A notes as described in the first clause of “—Application of WFCardSeries Available Principal Amounts” which does not reduce the nominal liquidation amount of Class D notes pursuant to paragraph A above and does not reduce the nominal liquidation amount of Class C notes pursuant to paragraph B above will reduce the nominal liquidation amount of the Class B notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes, and such reductions in the nominal liquidation amount of the Class B notes may be reallocated to the Class D notes and Class C notes if permitted as described below.

D.    Each reallocation of WFCardSeries Available Principal Amounts deposited to the interest funding subaccount of a tranche of Class B notes as described in the second clause of “—Application of WFCardSeries Available Principal Amounts” will reduce the nominal liquidation amount (determined after giving effect to paragraph A above) of the Class D notes. However, the amount of such reduction for each such tranche of Class B notes will not exceed the Class B Unused Subordinated Amount of Class D notes for such tranche of Class B notes.

E.    Each reallocation of WFCardSeries Available Principal Amounts deposited to the interest funding subaccount of a tranche of Class B notes as described in the second clause of “—Application of WFCardSeries Available Principal Amounts” which does not reduce the nominal liquidation amount (determined after giving effect to paragraph B above) of Class D Notes pursuant to paragraph D above will reduce the Nominal Liquidation Amount of the Class C Notes. However, the amount of such reduction for each such tranche of Class B notes will not exceed the Class B Unused Subordinated Amount of Class C notes for such tranche of Class B notes (determined after giving effect to paragraph B above), and such reductions in the nominal liquidation amount of the Class C notes may be reallocated to the Class D notes if permitted as described below.

F.    Each reallocation of WFCardSeries Available Principal Amounts deposited into the interest funding subaccount of a tranche of Class C notes as described in the third clause of “—Application of WFCardSeries Available Principal Amounts” will reduce the nominal liquidation amount (determined after giving effect to paragraphs A and D above) of the Class D notes. However, the amount of such reduction for each such tranche of Class C notes will not exceed the Class C Unused Subordinated Amount of Class D notes for such tranche of Class C notes (after giving effect to paragraphs A and D above).

G.    Each reallocation of WFCardSeries Available Principal Amounts paid to the servicer as described in the fourth clause of “—Application of WFCardSeries Available Principal Amounts” will reduce the nominal liquidation amount (determined after giving effect to paragraphs A, D and F above) of the Class D notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class D notes for such tranche of Class A notes (after giving effect to paragraphs A, D and F above).

H.    Each reallocation of WFCardSeries Available Principal Amounts paid to the servicer as described in the fourth clause of “—Application of WFCardSeries Available Principal Amounts” which does not reduce the nominal liquidation amount of Class D notes as described in paragraph G above will reduce the nominal liquidation amount (determined after giving effect to paragraphs B and E above) of the Class C notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class C notes for such tranche of Class A notes (after giving effect to paragraphs B and E above), and such reductions in the nominal liquidation amount of the Class C notes may be reallocated to the Class D notes if permitted as described below.

I.    Each reallocation of WFCardSeries Available Principal Amounts paid to the servicer as described in the fourth clause of “—Application of WFCardSeries Available Principal Amounts” which does not reduce the nominal liquidation amount of Class D notes as described in paragraph G above and does not reduce the nominal liquidation amount of Class C notes as described in paragraph H above will reduce the nominal liquidation amount (determined after giving effect to paragraph C above) of the Class B notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes (after giving effect to paragraph C above), and such reductions in the nominal liquidation amount of the Class B notes may be reallocated to the Class D notes and Class C notes if permitted as described below.

J.    Each reallocation of WFCardSeries Available Principal Amounts paid to the servicer as described in the fifth clause of “—Application of WFCardSeries Available Principal Amounts” will reduce the nominal liquidation amount (determined after giving effect to paragraphs A, D, F and G above) of the Class D notes. However, the amount of such reduction for each such tranche of Class B notes will not exceed the Class B Unused Subordinated Amount of Class D notes for such tranche of Class B notes (after giving effect to paragraphs A, D, F and G above).

K.    Each reallocation of WFCardSeries Available Principal Amounts paid to the servicer as described in the fifth clause of “—Application of WFCardSeries Available Principal Amounts” which does not reduce the nominal liquidation amount of the Class D Notes pursuant to paragraph J above will reduce the nominal liquidation amount (determined after giving effect to paragraphs B, E and H above) of the Class C notes. However, the amount of such reduction for each such tranche of Class B notes will not exceed the Class B Unused Subordinated Amount of Class C notes for such tranche of Class B notes (after giving effect to paragraphs B, E and H above), and such reductions in the nominal liquidation amount of the Class C notes may be reallocated to the Class D notes if permitted as described below.

L.    Each reallocation of WFCardSeries Available Principal Amounts paid to the servicer as described in the sixth clause of “—Application of WFCardSeries Available Principal Amounts” will reduce the nominal liquidation amount (determined after giving effect to paragraphs A, D, F, G and J above) of the Class D notes. However, the amount of such reduction for each such tranche of Class C notes will not exceed the Class C Unused Subordinated Amount of Class D notes for such tranche of Class C notes (after giving effect to paragraphs A, D, F, G and J above).

M.    Subject to paragraph N below, each reallocation of WFCardSeries Available Principal Amounts which reduces the nominal liquidation amount of Class B notes as described above will reduce the nominal liquidation amount of each tranche of the Class B notes pro rata based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class B notes for the related month to the Weighted Average Available Funds Allocation Amount for all Class B notes for the related month. However, any allocation of any such reduction that would otherwise have reduced the nominal liquidation amount of a tranche of Class B notes below zero will be reallocated to the remaining tranches of Class B notes in the manner set forth in this paragraph.

N.    Each reallocation of WFCardSeries Available Principal Amounts which reduces the nominal liquidation amount of Class B notes as described in paragraph M above may be reallocated to the Class C notes and such reallocation will reduce the nominal liquidation amount of the Class C notes. However, the amount of such reallocation from each tranche of Class B notes will not exceed the Class B Unused Subordinated Amount of Class C notes for such tranche of Class B notes.

O.    Subject to Paragraph P below, each reallocation of WFCardSeries Available Principal Amounts which reduces the nominal liquidation amount of Class C notes as described above will reduce the nominal liquidation amount of each tranche of the Class C notes pro rata based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class C notes for the related month to the Weighted Average Available Funds Allocation Amount for all Class C notes for the related month. However, any allocation of any such reduction that would otherwise have reduced the nominal liquidation amount of a tranche of Class C notes below zero will be reallocated to the remaining tranches of Class C notes in the manner set forth in this paragraph.

P.    Each reallocation of WFCardSeries Available Principal Amounts which reduces the nominal liquidation amount of Class C notes as described in paragraph O above may be reallocated to the Class D notes and such reallocation will reduce the nominal liquidation amount of the Class D notes. However, the amount of such reallocation from each tranche of Class C notes will not exceed the Class C Unused Subordinated Amount of Class D notes for such tranche of Class C notes.

Q.    Each reallocation of WFCardSeries Available Principal Amounts which reduces the nominal liquidation amount of Class D notes as described above will reduce the nominal liquidation amount of each tranche of the Class D notes pro rata based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class D notes for the related month to the Weighted Average Available Funds Allocation Amount for all Class D notes for the related month. However, any allocation of any such reduction that would otherwise have reduced the nominal liquidation amount of a tranche of Class D notes below zero will be reallocated to the remaining tranches of Class D notes in the manner set forth in this paragraph.

R.    None of such reallocations will reduce the nominal liquidation amount of any tranche of Class B, Class C or Class D notes below zero.

S.    For each tranche of notes, the nominal liquidation amount of that tranche will be reduced by the amount of reductions which are allocated or reallocated to that tranche less the amount of reductions which are reallocated from that tranche to notes of a subordinated class.

Limit on Allocations of WFCardSeries Available Principal Amounts and WFCardSeries Available Funds

Each tranche of notes will be allocated WFCardSeries Available Principal Amounts and WFCardSeries Available Funds solely to the extent of its nominal liquidation amount. Therefore, if the nominal liquidation amount of any tranche of notes has been reduced due to reallocations of WFCardSeries Available Principal Amounts to cover payments of interest or the issuing entity servicing fee or due to charge-offs for uncovered Investor Default Amounts, such tranche of notes will not be allocated WFCardSeries Available Principal Amounts or WFCardSeries Available Funds to the extent of such reductions. However, any funds in the applicable principal funding subaccount, any funds in the applicable interest funding subaccount, any amounts payable from any applicable derivative agreement, any funds in the applicable accumulation reserve subaccount, and in the case of Class C notes, any funds in the applicable Class C reserve subaccount will still be available to pay principal of and interest on that tranche of notes. If the nominal liquidation amount of a tranche of notes has been reduced due to reallocation of WFCardSeries Available Principal Amounts to pay interest on senior classes of notes or the issuing entity servicing fee, or due to charge-offs for uncovered Investor Default Amounts, it is possible for that tranche’s nominal liquidation amount to be increased by allocations of WFCardSeries Available Funds. However, there are no assurances that there will be any WFCardSeries Available Funds for such allocations.

Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account

The amount targeted to be deposited into the principal funding account in any month will be the highest of the following amounts. However, no amount will be deposited into the principal funding subaccount for any subordinated note unless following such deposit the remaining available subordinated amount is equal to the aggregate unused subordinated amount for all outstanding senior notes.

●

Principal Payment Date. For the month before any principal payment date of a tranche of notes, the deposit targeted for that tranche of notes for that month is equal to the nominal liquidation amount of that tranche of notes as of the close of business on the last day of such month, determined after giving effect to any charge-offs for uncovered Investor Default Amounts and any reallocations, payments or deposits of WFCardSeries Available Principal Amounts occurring on the following Transfer Date.

●

Budgeted Deposits. For each month beginning with the twelfth month before the expected principal payment date of that tranche of notes, the deposit targeted to be made into the principal funding subaccount for that tranche of notes will be one-twelfth of the expected outstanding dollar principal amount of that tranche of notes as of its expected principal payment date.

●

The issuing entity may postpone the date of the targeted deposits described in the previous sentence. If the issuing entity determines that fewer months than expected would be required to accumulate WFCardSeries Available Principal Amounts necessary to pay a tranche of notes on its expected principal payment date, using conservative historical information about payment rates of principal receivables and after taking into account all of the other expected payments of principal of notes to be made in the next twelve months, then the start of the targeted deposits may be postponed each month by one month, with proportionately larger targeted deposits for each month of postponement. In order to facilitate compliance with any obligation to fund the accumulation reserve subaccount described under “—Targeted Deposits to the Accumulation Reserve Subaccounts,” the issuing entity will make this determination initially no later than the fifteenth month before the expected principal payment date of that tranche of notes and each month thereafter until the month before the expected principal payment date of that tranche of notes.

●

Prefunding of the Principal Funding Account for Senior Classes. If the issuing entity determines that any date on which principal is payable or to be deposited into a principal funding subaccount for any tranche of Class D notes will occur at a time when the payment or deposit of all or part of that tranche of Class D notes would be prohibited because it would cause a deficiency in the remaining available subordination for the Class A notes, Class B notes or Class C Notes, the targeted deposit amount for the Class A notes, Class B notes and Class C notes will be an amount equal to the portion of the Adjusted Outstanding Dollar Principal Amount of the Class A notes, Class B notes and Class C notes that would have to cease to be outstanding in order to permit the payment of or deposit for that tranche of Class D notes.

●

If the issuing entity determines that any date on which principal is payable or to be deposited into a principal funding subaccount for any tranche of Class C notes will occur at a time when the payment or deposit of all or part of that tranche of Class C notes would be prohibited because it would cause a deficiency in the remaining available subordination for the Class A notes or Class B notes, the targeted deposit amount for the Class A notes and Class B notes will be an amount equal to the portion of the Adjusted Outstanding Dollar Principal Amount of the Class A notes and Class B notes that would have to cease to be outstanding in order to permit the payment of or deposit for that tranche of Class C notes.

●

If the issuing entity determines that any date on which principal is payable or to be deposited into a principal funding subaccount for any tranche of Class B notes will occur at a time when the payment or deposit of all or part of that tranche of Class B notes would be prohibited because it would cause a deficiency in the remaining available subordination for the Class A notes, the targeted deposit amount for the Class A notes will be an amount equal to the portion of the Adjusted Outstanding Dollar Principal Amount of the Class A notes that would have to cease to be outstanding in order to permit the payment of or deposit for that tranche of Class B notes.

●	Prefunding of the principal funding subaccount for the senior tranches of the WFCardSeries will continue until:

—	enough senior notes are repaid so that the subordinated notes that are payable are no longer necessary to provide the required subordination for the outstanding senior notes;

—	new subordinated notes are issued so that the subordinated notes that are payable are no longer necessary to provide the required subordination for the outstanding senior notes; or

—

the principal funding subaccounts for the senior notes are prefunded so that the subordinated notes that are payable are no longer necessary to provide the required subordination for the outstanding senior notes.

For purposes of calculating the prefunding requirements, the required subordinated amount of a tranche of a senior class of notes of the WFCardSeries will be calculated as described under “The Notes—Required Subordinated Amount” based on its Adjusted Outstanding

Dollar Principal Amount on such date. However, if any early redemption event has occurred relating to the subordinated notes or if the usage of the subordinated notes relating to such senior notes is greater than zero, the required subordinated amount will be calculated based on the Adjusted Outstanding Dollar Principal Amount of such tranche as of the close of business on the day immediately preceding the occurrence of such early redemption event or the date on which the usage of the subordinated notes exceeds zero.

When the prefunded amounts are no longer necessary, they will be withdrawn from the principal funding account and applied in accordance with the description under “—Withdrawals from Principal Funding Account—Withdrawals of Prefunded Amounts.” The nominal liquidation amount of the prefunded tranches will be increased by the amount removed from the principal funding account.

If any tranche of senior notes becomes payable as a result of an early redemption event, event of default or other optional or mandatory redemption, or upon reaching its expected principal payment date, any prefunded amounts on deposit in its principal funding subaccount will be paid to noteholders of that tranche and deposits to pay the notes will continue as necessary to pay that tranche.

●

Event of Default, Early Redemption Event or Other Optional or Mandatory Redemption. If any tranche of notes has been accelerated after the occurrence of an event of default during that month, or an early redemption event or other optional or mandatory redemption has occurred relating to any tranche of notes, the deposit targeted for that tranche of notes for that month and each following month will equal the nominal liquidation amount of that tranche of notes as of the close of business on the last day of the preceding month, determined after giving effect to reallocations, payments or deposits occurring on the Transfer Date for that month.

●

Amounts Owed to Derivative Counterparties. If a tranche of U.S. dollar notes or foreign currency notes that has a Performing or non-Performing derivative agreement for principal that provides for a payment to the applicable derivative counterparty, the deposit targeted for that tranche of notes on each Transfer Date for any payment to the derivative counterparty will be specified in the WFCardSeries  indenture supplement.

Allocation to Principal Funding Subaccounts

WFCardSeries Available Principal Amounts, after any reallocation to cover WFCardSeries Available Funds shortfalls, if any, will be caused to be allocated by the Issuer each month, and a portion deposited in the principal funding subaccount established for each tranche of notes, as follows:

●

WFCardSeries Available Principal Amounts Equal Targeted Amounts. If WFCardSeries Available Principal Amounts remaining on deposit in the collection account after giving effect to clauses one through six under “—Application of WFCardSeries Available Principal Amounts” are equal to the sum of the deposits targeted by each tranche of notes, then the applicable targeted amount will be deposited in the principal funding subaccount established for each tranche.

●

WFCardSeries Available Principal Amounts Are Less Than Targeted Amounts. If WFCardSeries Available Principal Amounts remaining on deposit in the Collection Account after giving effect to clauses one through six under “—Application of WFCardSeries Available Principal Amounts” are less than the sum of the deposits targeted by each tranche of notes, then WFCardSeries Available Principal Amounts will be deposited in the principal funding subaccount for each tranche in the following priority:

—	first, the amount available will be caused to be allocated by the issuing entity to the Class A notes,

—	second, the amount available after the application above will be caused to be allocated by the issuing entity to the Class B notes,

—	third, the amount available after the applications above will be caused to be allocated by the issuing entity to the Class C notes, and

—	fourth, the amount available after the applications above will be caused to be allocated by the issuing entity to the Class D notes.

In each case, WFCardSeries Available Principal Amounts allocated to a class will be allocated to each tranche of notes within such class pro rata based on the ratio of:

—	the amount targeted to be deposited into the principal funding subaccount for the applicable tranche of such class, to

—	the aggregate amount targeted to be deposited into the principal funding subaccount for all tranches of such class.

If the restrictions described in “—Limit on Deposits to the Principal Funding Subaccount of Subordinated Notes; Limit on Repayments of all Tranches” prevent the deposit of WFCardSeries Available Principal Amounts into the principal funding subaccount of any subordinated note, the aggregate amount of WFCardSeries Available Principal Amounts available to make the targeted deposit for such subordinated tranche will be allocated first to the Class A notes, then to the Class B notes, and then to the Class C notes in each case pro rata based on the dollar amount of subordinated notes required to be outstanding for the related senior notes. See “—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account.”

Limit on Deposits to the Principal Funding Subaccount of Subordinated Notes; Limit on Repayments of all Tranches

Limit on Deposits to the Principal Funding Subaccount of Subordinated Notes. No WFCardSeries Available Principal Amounts will be deposited in the principal funding subaccount of any tranche of Class B notes unless, following such deposit, the available subordinated amount of Class B notes is at least equal to the required subordinated amount of Class B notes for all outstanding Class A notes minus the Class A Usage of Class B Required Subordinated Amount for all Class A notes. For this purpose, the available subordinated amount of Class B notes is equal to the aggregate nominal liquidation amount of all other Class B notes of the WFCardSeries which will be outstanding after giving effect to the deposit into the principal funding subaccount of such tranche of Class B notes and all other Class B notes which have a targeted deposit into the principal funding account for such month.

No WFCardSeries Available Principal Amounts will be deposited in the principal funding subaccount of any tranche of Class C notes unless, following such deposit:

●

the available subordinated amount of Class C notes is at least equal to the required subordinated amount of Class C notes for all outstanding Class A notes minus the Class A Usage of Class C Required Subordinated Amount for all Class A notes; and

●

the available subordinated amount of Class C notes is at least equal to the required subordinated amount of Class C notes for all outstanding Class B notes minus the Class B Usage of Class C Required Subordinated Amount for all Class B notes.

For this purpose, the available subordinated amount of Class C notes is equal to the aggregate nominal liquidation amount of all other Class C notes of the WFCardSeries which will be outstanding after giving effect to the deposit into the principal funding subaccount of such tranche of Class C notes and all other Class C notes which have a targeted deposit into the principal funding account for such month.

No WFCardSeries Available Principal Amounts will be deposited in the principal funding subaccount of any tranche of Class D notes unless, following such deposit:

●

the available subordinated amount of Class D notes is at least equal to the required subordinated amount of Class D notes for all outstanding Class A notes minus the Class A Usage of Class D Required Subordinated Amount for all Class A notes;

●

the available subordinated amount of Class D notes is at least equal to the required subordinated amount of Class D notes for all outstanding Class B notes minus the Class B Usage of Class D Required Subordinated Amount for all Class B notes; and

●

the available subordinated amount of Class D notes is at least equal to the required subordinated amount of Class D notes for all outstanding Class C notes minus the Class C Usage of Class D Required Subordinated Amount for all Class C notes.

For this purpose, the available subordinated amount of Class D notes is equal to the aggregate nominal liquidation amount of all other Class D notes of the WFCardSeries which will be outstanding after giving effect to the deposit into the principal funding subaccount of such tranche of Class D notes and all other Class D notes which have a targeted deposit into the principal funding account for such month.

WFCardSeries Available Principal Amounts will be deposited in the principal funding subaccount of a subordinated note if and only to the extent that such deposit is not contrary to any of the preceding five paragraphs and the prefunding target amount for each senior note is zero.

Limit on Repayments of all Tranches. No amounts on deposit in a principal funding subaccount for any tranche of Class A notes or Class B notes will be applied to pay principal of that tranche or to make a payment under a derivative agreement with respect to principal of that tranche in excess of the highest outstanding dollar principal amount of that tranche (or, in the case of foreign currency notes, such other amount that may be specified in the WFCardSeries indenture supplement). In the case of any tranche of Class C notes, no amounts on deposit in a principal funding subaccount or, if applicable, a Class C reserve subaccount for any such tranche will be applied to pay principal of that tranche or to make a payment under a derivative agreement with respect to principal of that tranche in excess of the highest outstanding dollar principal amount of that tranche (or, in the case of foreign currency notes, such other amount that may be specified in the WFCardSeries indenture supplement). In the case of any tranche of Class D notes, no amounts on deposit in a principal funding subaccount or, if applicable, a Class D reserve subaccount for any such tranche will be applied to pay principal of that tranche or to make a payment under a derivative agreement with respect to principal of that tranche in excess of the highest outstanding dollar principal amount of that tranche (or, in the case of foreign currency notes, such other amount that may be specified in the related WFCardSeries indenture supplement).

Payments Received from Derivative Counterparties for Principal

Unless otherwise specified in the related indenture supplement, dollar payments for principal received under derivative agreements of U.S. dollar notes in the WFCardSeries will be treated as WFCardSeries Available Principal Amounts. Payments received under derivative agreements for principal of foreign currency notes in the WFCardSeries will be applied as specified in the WFCardSeries indenture supplement.

Deposits of Withdrawals from the Class C Reserve Account to the Principal Funding Account

Withdrawals from any Class C reserve subaccount will be deposited into the applicable principal funding subaccount for the applicable tranche of Class C notes to the extent described under “—Withdrawals from the Class C Reserve Account.”

Deposits of Withdrawals from the Class D Reserve Account to the Principal Funding Account

Withdrawals from any Class D reserve subaccount will be deposited into the applicable principal funding subaccount for the applicable tranche of Class D notes to the extent described under “—Withdrawals from the Class D Reserve Account.”

Withdrawals from Interest Funding Account

After giving effect to all deposits of funds to the interest funding account in a month, the following withdrawals from the applicable interest funding subaccount may be made, to the extent funds are available, in the applicable interest funding subaccount. A tranche of notes may be entitled to more than one of the following withdrawals in a particular month:

●

Withdrawals for U.S. Dollar Notes. On each applicable interest payment date for each tranche of U.S. dollar notes, an amount equal to interest due on the applicable tranche of notes on the applicable interest payment date (including any overdue interest payments and additional interest on overdue interest payments) will be withdrawn from that interest funding subaccount and paid to the paying agent.

●

Withdrawals for Foreign Currency Notes with a Non-Performing Derivative Agreement. On each applicable interest payment date for a tranche of foreign currency notes that has a non-Performing derivative agreement for interest, the amount specified in the WFCardSeries indenture supplement will be withdrawn from that interest funding subaccount and, if so specified in the applicable indenture supplement, converted to the applicable foreign currency at the applicable spot exchange rate and remitted to the paying agent.

●

Withdrawals for Payments to Derivative Counterparties. On each date on which a payment is required under the applicable derivative agreement, for any tranche of notes that has a Performing or non-Performing derivative agreement for interest, an amount equal to the amount of the payment to be made under the applicable derivative agreement (including, if applicable, any overdue payment and any additional interest on overdue payments) will be withdrawn from that interest funding subaccount and paid in accordance with the WFCardSeries indenture supplement.

If the aggregate amount available for withdrawal from an interest funding subaccount is less than all withdrawals required to be made from that subaccount in a month after giving effect to all deposits, then the amounts on deposit in that interest funding subaccount will be withdrawn and, if payable to more than one person, applied pro rata based on the amounts of the withdrawals required to be made. After payment in full of any tranche of notes, any amount remaining on deposit in the applicable interest funding subaccount will be first applied to cover any interest funding subaccount shortfalls for other tranches of notes in the manner described in “—Allocation to Interest Funding Subaccounts,” second applied to cover any principal funding subaccount shortfalls in the manner described in “—Allocation to Principal Funding Subaccounts,” and third paid to the issuing entity.

Withdrawals from Principal Funding Account

After giving effect to all deposits of funds to the principal funding account in a month, the following withdrawals from the applicable principal funding subaccount will be made to the extent funds are available in the applicable principal funding subaccount. A tranche of notes may be entitled to more than one of the following withdrawals in a particular month:

●

Withdrawals for U.S. Dollar Notes with no Derivative Agreement for Principal. On each applicable principal payment date, for each tranche of U.S. dollar notes that has no derivative agreement for principal, an amount equal to the principal due on the applicable tranche of notes on the applicable principal payment date will be withdrawn from the applicable principal funding subaccount and paid to the paying agent.

●

Withdrawals for U.S. Dollar or Foreign Currency Notes with a Performing Derivative Agreement for Principal. On each date on which a payment is required under the applicable derivative agreement for any tranche of U.S. dollar or foreign currency notes that has a Performing derivative agreement for principal, an amount equal to the amount of the payment to be made under the applicable derivative agreement will be withdrawn from the applicable principal funding subaccount and paid to the applicable derivative counterparty. The issuing entity will direct the applicable derivative counterparty to remit its payments under the applicable derivative agreement to the paying agent.

●

Withdrawals for Foreign Currency Notes with a non-Performing Derivative Agreement for Principal. On each principal payment date for a tranche of foreign currency notes that has a non-Performing derivative agreement for principal, an amount equal to the amount specified in the applicable indenture supplement will be withdrawn from that principal funding subaccount and, if so specified in the applicable indenture supplement, converted to the applicable foreign currency at the prevailing spot exchange rate and paid to the paying agent.

●

Withdrawals for U.S. Dollar Notes with a non-Performing Derivative Agreement for Principal. On each principal payment date for a tranche of U.S. dollar notes with a non-Performing derivative agreement for principal, the amount specified in the applicable indenture supplement will be withdrawn from the applicable principal funding subaccount and paid to the paying agent.

●

Withdrawals of Prefunded Amounts. If prefunding of the principal funding subaccounts for senior classes of notes is no longer necessary as a result of payment of senior notes or issuance of additional subordinated notes, as described under “—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes,” the prefunded amounts will be withdrawn from the principal funding account and first, allocated among and deposited to the principal funding subaccounts of the Class A notes up to the amount then targeted to be on deposit in such principal funding subaccount; second, allocated among and deposited to the principal funding subaccounts of the Class B notes up to the amount then targeted to be on deposit in such principal funding subaccount; third, allocated among and deposited to the principal funding subaccount of the Class C notes up to the amount then targeted to be on deposit in such principal funding subaccount; fourth, allocated among and deposited to the principal funding subaccount of the Class D notes up to the amount then targeted to be on deposit in such principal funding subaccount; and fifth, any remaining amounts paid to the issuing entity for reinvestment in principal receivables.

●

Withdrawals on the Legal Maturity Date. On the legal maturity date of any tranche of notes, amounts on deposit in the principal funding subaccount of such tranche may be applied to pay principal of that tranche or to make a payment under a derivative agreement with respect to principal of that tranche.

If the aggregate amount available for withdrawal from a principal funding subaccount for any tranche of notes is less than all withdrawals required to be made from that principal funding subaccount for that tranche in a month, then the amounts on deposit will be withdrawn and applied pro rata based on the amounts of the withdrawals required to be made. Upon payment in full of any tranche of notes, any remaining amount on deposit in the applicable principal funding subaccount will be first applied to cover any interest funding subaccount shortfalls for other tranches of notes, second applied to cover any principal funding subaccount shortfalls, and third paid to the issuing entity.

Targeted Deposits to the Class C Reserve Account

The Class C reserve account will be funded on each Transfer Date, as necessary, from WFCardSeries Available Funds as described under “—Application of WFCardSeries Available Funds.” The aggregate deposit targeted to be made to the Class C reserve account in each month will be the sum of the Class C reserve subaccount deposits targeted to be made for each tranche of Class C notes as required under the WFCardSeries indenture supplement.

If the aggregate deposit made to the Class C reserve account is less than the sum of the targeted deposits for each tranche of Class C notes, then the amount available will be caused to be allocated by the issuing entity to each tranche of Class C notes up to the targeted deposit pro rata based on the ratio of the Weighted Average Available Funds Allocation Amount of that tranche for such month to the Weighted Average Available Funds Allocation Amount of all tranches of Class C notes of that series for such month that have a targeted amount to be deposited in their Class C reserve subaccounts for that month. After the initial allocation, any excess will be further allocated in a similar manner to those Class C reserve subaccounts which still have an uncovered targeted deposit.

Withdrawals from the Class C Reserve Account

Withdrawals will be made from the Class C reserve account in the amount and manner required under the WFCardSeries indenture supplement.

Withdrawals will be made from the Class C reserve subaccounts, but in no event more than the amount on deposit in the applicable Class C reserve subaccount, in the following order:

●

Payments of Interest and Payments Relating to Derivative Agreements for Interest. If the amount on deposit in the interest funding subaccount for any tranche of Class C notes is insufficient to pay in full the amounts for which withdrawals are required, the amount of the deficiency will be withdrawn from the applicable Class C reserve subaccount and deposited into the applicable interest funding subaccount for such tranche.

●

Payments of Principal and Payments Relating to Derivative Agreements for Principal. If, on and after the earliest to occur of (i) the date on which any tranche of Class C notes is accelerated pursuant to the indenture following an event of default relating to such tranche, (ii) any date on or after the Transfer Date immediately preceding the expected principal payment date on which the amount on deposit in the principal funding subaccount for any tranche of Class C notes plus the aggregate amount on deposit in the Class C reserve subaccount for such tranche of Class C notes equals or exceeds the outstanding dollar principal amount of such Class C notes and (iii) the legal maturity date for any tranche of Class C notes, the amount on deposit in the principal funding subaccount for any tranche of Class C notes is insufficient to pay in full the amounts for which withdrawals are required, the amount of the deficiency will be withdrawn from the applicable Class C reserve subaccount and deposited into the applicable principal funding subaccount.

●

Excess Amounts. If on any Transfer Date the aggregate amount on deposit in the Class C reserve account is greater than the amount required to be on deposit in the applicable Class C reserve account and such Class C notes have not been accelerated, the excess will be withdrawn and first caused to be allocated by the issuing entity among and deposited to the other Class C reserve subaccounts in a manner similar to that described in the second paragraph of “—Targeted Deposits to the Class C Reserve Account” and then caused to be allocated by the issuing entity and applied in a manner similar to that described under “—Application of WFCardSeries Available Funds” items seventh through tenth. In addition, after payment in full of any tranche of Class C notes, any amount remaining on deposit in the applicable Class C reserve subaccount will be applied in accordance with the preceding sentence.

Targeted Deposits to the Class D Reserve Account

The Class D reserve account will be funded on each Transfer Date, as necessary, from WFCardSeries Available Funds as described under “—Application of WFCardSeries Available Funds.” The aggregate deposit targeted to be made to the Class D reserve account in each month will be the sum of the Class D reserve subaccount deposits targeted to be made for each tranche of Class D notes as required under the WFCardSeries indenture supplement.

If the aggregate deposit made to the Class D reserve account is less than the sum of the targeted deposits for each tranche of Class D notes, then the amount available will be caused to be allocated by the issuing entity to each tranche of Class D notes up to the targeted deposit pro rata based on the ratio of the Weighted Average Available Funds Allocation Amount of that tranche for such month to the Weighted Average Available Funds Allocation Amount of all tranches of Class D notes of that series for such month that have a targeted amount to be deposited in their Class D reserve subaccounts for that month. After the initial allocation, any excess will be further caused to be allocated by the issuing entity in a similar manner to those Class D reserve subaccounts which still have an uncovered targeted deposit.

Withdrawals from the Class D Reserve Account

Withdrawals will be made from the Class D reserve account in the amount and manner required under the WFCardSeries indenture supplement.

Withdrawals will be made from the Class D reserve subaccounts, but in no event more than the amount on deposit in the applicable Class D reserve subaccount, in the following order:

●

Payments of Interest and Payments Relating to Derivative Agreements for Interest. If the amount on deposit in the interest funding subaccount for any tranche of Class D notes is insufficient to pay in full the amounts for which withdrawals are required, the amount of the deficiency will be withdrawn from the applicable Class D reserve subaccount and deposited into the applicable interest funding subaccount for such tranche.

●

Payments of Principal and Payments Relating to Derivative Agreements for Principal. If, on and after the earliest to occur of (i) the date on which any tranche of Class D notes is accelerated pursuant to the indenture following an event of default relating to such tranche, (ii) any date on or after the Transfer Date immediately preceding the expected principal payment date on which the amount on deposit in the principal funding subaccount for any tranche of Class D notes plus the aggregate amount on deposit in the Class D reserve subaccount for such tranche of Class D notes equals or exceeds the outstanding dollar principal amount of such Class D notes and (iii) the legal maturity date for any tranche of Class D notes, the amount on deposit in the principal funding subaccount for any tranche of Class D notes is insufficient to pay in full the amounts for which withdrawals are required, the amount of the deficiency will be withdrawn from the applicable Class D reserve subaccount and deposited into the applicable principal funding subaccount.

●

Excess Amounts. If on any Transfer Date the aggregate amount on deposit in the Class D reserve account is greater than the amount required to be on deposit in the applicable Class D reserve account and such Class D notes have not been accelerated, the excess will be withdrawn and first allocated among and deposited to the other Class D reserve subaccounts in a manner similar to that described in the second paragraph of “—Targeted Deposits to the Class D Reserve Account” and then allocated and applied in a manner similar to that described under “—Application of WFCardSeries Available Funds” items eighth through tenth. In addition, after payment in full of any tranche of Class D notes, any amount remaining on deposit in the applicable Class D reserve subaccount will be applied in accordance with the preceding sentence.

Targeted Deposits to the Accumulation Reserve Subaccounts

If more than one budgeted deposit is required to accumulate and pay the principal of a tranche of notes, the accumulation reserve subaccount will begin to be funded for such tranche no later than three months prior to the date on which a budgeted deposit is first targeted for such tranche as described under “—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account.” If a single budgeted deposit is required to accumulate and pay the principal of a tranche of notes, the accumulation reserve subaccount will not be funded for such tranche. See “—Targeted Deposits of WFCardSeries Available Principal Amounts to the Principal Funding Account” for a discussion of how the issuing entity will determine the number of budgeted deposits required to accumulate and pay the principal of each tranche of notes. The accumulation reserve subaccount for a tranche of notes requiring more than one budgeted deposit will be funded on each following Transfer Date, as necessary, from WFCardSeries Available Funds as described under “—Application of WFCardSeries Available Funds.” The aggregate deposit targeted to be made to the accumulation reserve account in each month, if applicable, will be the sum of the accumulation reserve subaccount deposits targeted to be made for each tranche of notes.

If the aggregate amount of WFCardSeries Available Funds available for deposit to the accumulation reserve account is less than the sum of the targeted deposits for each tranche of notes, then the amount available will be caused to be allocated by the issuing entity to each tranche of notes up to the targeted deposit pro rata based on the ratio of the Weighted Average Available Funds Allocation Amount for that tranche for that month to the Weighted Average Available Funds Allocation Amount for all tranches of notes that have a targeted deposit to their accumulation reserve subaccounts for that month. After the initial allocation, any excess will be further caused to be allocated by the issuing entity in a similar manner to those accumulation reserve subaccounts which still have an uncovered targeted deposit.

Withdrawals from the Accumulation Reserve Subaccounts

Withdrawals will be made from the accumulation reserve subaccounts, but in no event more than the amount on deposit in the applicable accumulation reserve subaccount, in the following order:

●

Interest. On or prior to each Transfer Date, the issuing entity will calculate for each tranche of notes the amount of any shortfall of net investment earnings for amounts on deposit in the principal funding subaccount for that tranche (other than prefunded amounts) over the amount of interest that would have accrued on such deposit if that tranche had borne interest at the applicable note interest rate (or other rate specified in the WFCardSeries indenture supplement) for the prior month. If there is any such shortfall for that Transfer Date, or any unpaid shortfall from any earlier Transfer Date, the issuing entity will cause to be withdrawn the sum of those amounts from the accumulation reserve subaccount, to the extent available, for treatment as WFCardSeries Available Funds for such month.

●	Payment to Issuing Entity. Upon payment in full of any tranche of notes, any amount on deposit in the applicable accumulation reserve subaccount will be paid to the issuing entity.

Final Payment of the Notes

Noteholders are entitled to payment of principal in an amount equal to the outstanding dollar principal amount of their respective notes. However, WFCardSeries Available Principal Amounts will be allocated to pay principal on the notes only up to their nominal liquidation amount, which will be reduced for charge-offs due to uncovered Investor Default Amounts and reallocations of WFCardSeries Available Principal Amounts to pay interest on senior classes of notes or a portion of the issuing entity servicing fee allocable to such notes. In addition, if a sale of receivables occurs, as described in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables,” the amount of receivables sold will be limited to the nominal liquidation amount of, plus any accrued, past due or additional interest on, the related tranche of notes. If the nominal liquidation amount of a tranche has been reduced, noteholders of such tranche will receive full payment of principal only to the extent proceeds from the sale of receivables are sufficient to pay the full principal amount, amounts are received from an applicable derivative agreement or amounts have been previously deposited in an issuing entity account for such tranche of notes.

On the date of a sale of receivables, the proceeds of such sale will be available to pay the outstanding dollar principal amount of, plus any accrued, past due and additional interest on, that tranche.

A tranche of notes will be considered to be paid in full, the holders of those notes will have no further right or claim to, and the issuing entity will have no further obligation or liability for, principal or interest, on the earliest to occur of:

●	the date of the payment in full of the stated principal amount of and all accrued, past due and additional interest on that tranche of notes;

●	the date on which the outstanding dollar principal amount of that tranche of notes is reduced to zero, and all accrued, past due or additional interest on that tranche of notes is paid in full;

●	the legal maturity date of that tranche of notes, after giving effect to all deposits, allocations, reallocations, sales of credit card receivables and payments to be made on that date; or

●	the date on which a sale of receivables has taken place for such tranche, as described in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.”

Pro Rata Payments Within a Tranche

All notes of a tranche will receive payments of principal and interest pro rata based on the stated principal amount of each note in that tranche.

Shared Excess Available Funds

The WFCardSeries is included in “Excess Available Funds Sharing Group One.” In addition to the WFCardSeries, the issuing entity may issue other series of notes that are included in Excess Available Funds Sharing Group One. WFCardSeries Available Funds for any month remaining after making the eighth application described under “—Application of WFCardSeries Available Funds” will be available for allocation to other series of notes in Excess Available Funds Sharing Group One. Such excess including excesses, if any, from other series of notes in Excess Available Funds Sharing Group One, called shared excess available funds, will be allocated to cover certain shortfalls in Available Funds for the series in Excess Available Funds Sharing Group One, if any, which have not been covered out of Available Funds allocable to such series. If these shortfalls exceed shared excess available funds for any month, shared excess available funds will be allocated pro rata among the applicable series in Excess Available Funds Sharing Group One based on the relative amounts of those shortfalls in Available Funds. To the extent that shared excess available funds exceed those shortfalls, the balance will be paid to the issuing entity. For the WFCardSeries, shared excess available funds, to the extent available and allocated to the WFCardSeries, will cover shortfalls in the first four applications described in “—Application of WFCardSeries Available Funds.”

Shared Excess Available Principal Amounts

The WFCardSeries is included in “Excess Available Principal Amount Sharing Group One.” In addition to the WFCardSeries, the issuing entity may issue other series of notes that either are, or are not included in Excess Available Principal Amount Sharing Group One. WFCardSeries Available Principal Amounts for any month remaining after making the seventh application described under “—Application of WFCardSeries Available Principal Amounts” will be available for allocation to other series of notes in Excess Available Principal Amounts Sharing Group One. Such excess including excesses, if any, from other series of notes in Excess Available Principal Amounts Sharing Group One, called shared excess available principal amounts, will be allocated to cover certain shortfalls in Available Principal Amounts for the series in Excess Available Principal Amounts Sharing Group One, if any, which have not been covered out of Available Principal Amounts allocable to such series. If these shortfalls exceed shared excess available principal amounts for any month, shared excess available principal amounts will be allocated pro rata among the applicable series in Excess Available Principal Amount Sharing Group One based on the relative amounts of those shortfalls in Available Principal Amounts. To the extent that shared excess available principal amounts exceed those shortfalls, the balance will be paid to the issuing entity. For the WFCardSeries, shared excess available principal amounts, to the extent available and allocated to the WFCardSeries, will cover shortfalls in the first five applications described in “—Application of WFCardSeries Available Principal Amounts.”

Issuing Entity Accounts

The issuing entity has established a collection account for the purpose of receiving finance charge collections, principal collections and other amounts received with respect to the receivables transferred to the issuing entity.

The issuing entity has also established an excess funding account for the purpose of retaining amounts that would otherwise be paid to the holder of the Transferor Interest, but for the fact that the Transferor Interest at the time is less than the Minimum Transferor Interest.

The issuing entity may cause to be established and maintained in the name of the indenture trustee supplemental accounts for any series, class or tranche of notes for the benefit of the related noteholders.

For the WFCardSeries notes, the issuing entity will also establish a principal funding account, an interest funding account and an accumulation reserve account for the benefit of the WFCardSeries, which will have subaccounts for each tranche of notes of the WFCardSeries, a Class C reserve account, which will have subaccounts for each tranche of Class C notes of the WFCardSeries and a Class D reserve account, which will have subaccounts for each tranche of Class D notes of the WFCardSeries.

The collection account, the excess funding account and supplemental accounts described in this section are referred to as issuing entity accounts. Amounts maintained in issuing entity accounts may only be invested by the paying agent at the written direction of the issuing entity, without independent verification of its authority, in Permitted Investments; provided, that, during the occurrence of an Event of Default, amounts in issuing entity accounts will remain uninvested.

Each day, finance charge collections, principal collections and other amounts received with respect to the receivables transferred to the issuing entity will be transferred into the collection account, and then allocated to each series of notes (including the WFCardSeries), and then allocated to the applicable series principal funding account, the interest funding account, the accumulation reserve account, the Class C reserve account, the Class D reserve account and any other supplemental account, to make payments under any applicable derivative agreements and additionally as specified in “—Deposit and Application of Funds.”

Each month, finance charge collections, principal collections and other amounts received with respect to the receivables transferred to the issuing entity will be transferred into one or more supplemental accounts, to make payments of interest on and principal of the notes, to make payments under any applicable derivative agreements, and for the other purposes determined in connection with the issuance of the applicable notes.

For the WFCardSeries, funds on deposit in the principal funding account and the interest funding account will be used to make payments of principal of and interest on the WFCardSeries notes when such payments are due. Payments of interest and principal will be due in the month when the funds are deposited into the accounts, or in later months. If interest on a note is not scheduled to be paid every month—for example, if interest on that note is payable quarterly, semiannually or at another interval less frequently than monthly—the issuing entity will deposit accrued interest amounts funded from WFCardSeries Available Funds into the interest funding subaccount for that note to be held until the interest is due. See “—Deposit and Application of Funds for each Series—Targeted Deposits of WFCardSeries Available Funds to the Interest Funding Account.”

If the issuing entity anticipates that WFCardSeries Available Principal Amounts will not be enough to pay the stated principal amount of a note on its expected principal payment date, the issuing entity may begin to apply WFCardSeries Available Principal Amounts in months before the expected principal payment date and deposit those funds into the principal funding subaccount established for that tranche to be held until the expected principal payment date of that note. However, since funds in the principal funding subaccount for tranches of subordinated notes will not be available for credit enhancement for any senior classes of notes, WFCardSeries Available Principal Amounts will not be deposited into the principal funding subaccount for a tranche of subordinated notes if such deposit would reduce the available subordination below the required subordination.

If the earnings on funds in the principal funding subaccount are less than the interest payable on the portion of principal in the principal funding subaccount for the applicable tranche of notes, the amount of such shortfall will be withdrawn from the accumulation reserve account to the extent available, unless the amounts on deposit in the principal funding subaccount are prefunded amounts, in which case additional finance charge collections will be allocable to the WFCardSeries and will be treated as WFCardSeries Available Funds as described under “Deposit and Application of Funds for each Series—WFCardSeries Available Funds” and “Sources of Funds to Pay the Notes—Application of Collections” in this prospectus.

Derivative Agreements

Some notes may have the benefits of one or more derivative agreements, such as an interest rate swap, a cap (obligating a derivative counterparty to pay all interest in excess of a specified percentage rate), or a collar (obligating a derivative counterparty to pay all interest below a specified percentage rate and above a higher specified percentage rate) with various counterparties. In general, the issuing entity will receive payments from counterparties to the derivative agreements in exchange for the issuing entity’s payments to them, to the extent required under the derivative agreements. Payments received from derivative counterparties with respect to interest payments on dollar notes in a series, class or tranche will generally be treated as Available Funds for such series, class or tranche. Funding or its affiliates may be derivative counterparties for any series, class or tranche of notes. [See “Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](20[•]-[•]) Notes” for a description of the material terms of the derivative agreement for the Class [•](20[•]-[•]) notes.]

Sale of Credit Card Receivables

In addition to a sale of receivables following an insolvency of Funding, if a series, class or tranche of notes has an event of default and is accelerated before its legal maturity date, the issuing entity will sell credit card receivables, or interests therein, if the conditions described in “The Indenture—Events of Default” and “ —Events of Default Remedies” are satisfied, and for subordinated notes of a multiple tranche series, only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series. This sale will take place at the direction of the indenture trustee or at the direction of the holders of not less than 66 2/3% of aggregate outstanding dollar principal amount of notes of that series, class or tranche.

Any sale of receivables for a subordinated tranche of notes in a multiple tranche series may be delayed until the senior classes of notes of the same series are prefunded, enough notes of senior classes are repaid, or new subordinated notes have been issued, in each case, to the extent that the subordinated tranche is no longer needed to provide the required subordination for the senior notes of that series. In a multiple tranche series, if a senior tranche of notes directs a sale of credit card receivables, then after the sale that tranche will no longer be entitled to subordination from subordinated classes of notes of the same series.

If principal of or interest on a tranche of notes has not been paid in full on its legal maturity date, the sale will automatically take place on that date regardless of the subordination requirements of any senior classes of notes. Proceeds from such sale will be immediately paid to the noteholders of the related tranche.

The amount of credit card receivables sold will be up to the nominal liquidation amount of, plus any accrued, past due and additional interest on, the related notes. The nominal liquidation amount of such notes will be automatically reduced to zero upon such sale. No more Available Principal Amounts or Available Funds will be allocated to those notes. Noteholders will receive the proceeds of such sale in an amount not to exceed the outstanding principal amount of, plus any past due, accrued and additional interest on, such notes. Such notes are no longer outstanding under the indenture once the sale occurs.

After giving effect to a sale of receivables for a series, class or tranche of notes, the amount of proceeds on deposit in a principal funding account or subaccount may be less than the outstanding dollar principal amount of that series, class or tranche. This deficiency can arise because the nominal liquidation amount of that series, class or tranche was reduced before the sale of receivables or because the sale price for the receivables was less than the outstanding dollar principal amount and accrued, past due and additional interest. These types of deficiencies will not be reimbursed.

Sale of Credit Card Receivables for WFCardSeries Notes

Credit card receivables may be sold upon the insolvency of Funding, upon an event of default and acceleration relating to a tranche of notes, and on the legal maturity date of a tranche of notes. See “The Indenture—Events of Default” and “—Early Redemption Events” in this prospectus.

If a tranche of notes has an event of default and is accelerated before its legal maturity date, the issuing entity may sell credit card receivables in an amount up to the nominal liquidation amount of the affected tranche plus any accrued, past due or additional interest on the affected tranche if the conditions described in “The Indenture—Events of Default Remedies” are satisfied. This sale will take place at the option of the indenture trustee or at the direction of the holders of not less than 66 2/3% of aggregate outstanding dollar principal amount of notes of that tranche. However, a sale will only be permitted if at least one of the following conditions is met:

●	the holders of [90]% of the aggregate outstanding dollar principal amount of the accelerated tranche of notes consent;

●

the net proceeds of such sale (plus amounts on deposit in the applicable subaccounts and payments to be received from any applicable derivative agreement) would be sufficient to pay all amounts due on the accelerated tranche of notes; or

●

if the indenture trustee determines that the funds to be allocated to the accelerated tranche of notes, including WFCardSeries Available Funds and WFCardSeries Available Principal Amounts allocable to the accelerated tranche of notes, payments to be received from any applicable derivative agreement and amounts on deposit in the applicable subaccounts, may not be sufficient on an ongoing basis to make all payments on the accelerated tranche of notes as such payments would have become due if such obligations had not been declared due and payable, and [66 2/3]% of the noteholders of the accelerated tranche of notes consent to the sale.

Any sale of receivables for a subordinated tranche of notes will be delayed if the subordination provisions prevent payment of the accelerated tranche until a sufficient amount of senior classes of notes are prefunded, or a sufficient amount of senior notes have been repaid, or a sufficient amount of subordinated tranches have been issued, in each case, to the extent that the accelerated tranche of notes is no longer needed to provide the required subordination for the senior classes.

If principal of or interest on a tranche of notes has not been paid in full on its legal maturity date (after giving effect to any allocations, deposits and distributions to be made on such date), the sale will automatically take place on that date regardless of the subordination requirements of any senior classes of notes. Proceeds from such a sale will be immediately paid to the noteholders of the related tranche.

The amount of credit card receivables sold will be up to the nominal liquidation amount of, plus any accrued, past due and additional interest on, the tranches of notes that directed the sale to be made. The nominal liquidation amount of any tranche of notes that directed the sale to be made will be automatically reduced to zero upon such sale. After such sale, no more WFCardSeries Available Principal Amounts or WFCardSeries Available Funds will be allocated to that tranche.

If a tranche of notes directs a sale of credit card receivables, then after the sale that tranche will no longer be entitled to credit enhancement from subordinated classes of notes of the same series. Tranches of notes that have directed sales of credit card receivables are not outstanding under the indenture.

After giving effect to a sale of receivables for a tranche of notes, the amount of proceeds may be less than the outstanding dollar principal amount of that tranche. This deficiency can arise because of a Nominal Liquidation Amount Deficit or if the sale price for the receivables was less than the outstanding dollar principal amount. These types of deficiencies will not be reimbursed unless, in the case of Class C notes, there are sufficient amounts in the related Class C reserve subaccount and in the case of Class D notes, there are sufficient amounts in the related Class D reserve subaccount.

Any amount remaining on deposit in the interest funding subaccount for a tranche of notes that has received final payment as described in “—Deposit and Application of Funds for each Series—Final Payment of the Notes” and that has caused a sale of receivables will be treated as WFCardSeries Available Funds and be allocated as described in “—Application of WFCardSeries Available Funds.”

Limited Recourse to the Issuing Entity; Security for the Notes

Only the portion of Available Funds and Available Principal Amounts allocable to a series, class or tranche of notes after giving effect to all allocations and reallocations thereof, funds on deposit in the applicable issuing entity accounts, any applicable derivative agreement and proceeds of sales of credit card receivables provide the source of payment for principal of or interest on any series, class or tranche of notes. Noteholders will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on the notes.

The notes of all series are secured by a shared security interest in the receivables transferred to the issuing entity, collections and other amounts received with respect to those receivables, the collection account, the excess funding account, and the other issuing entity accounts, but each series, class or tranche of notes is entitled to the benefits of only that portion of those assets allocated to it under the indenture and the related indenture supplement. See “The Indenture—Issuing Entity Covenants” and “—Representations and Warranties” for a discussion of covenants regarding the perfection of security interests. Each series, class or tranche of notes is also secured by a security interest in any applicable supplemental account and any applicable derivative agreement.

The WFCardSeries is allocated a portion of collections of finance charge receivables, collections of principal receivables, its share of the payment obligation of the issuing entity servicing fee and its share of defaults on principal receivables of the issuing entity based on its investor percentage. Similarly, WFCardSeries notes are entitled only to their allocable share of Available Funds and Available Principal Amounts (referred to as WFCardSeries Available Funds and WFCardSeries Available Principal Amounts, respectively), amounts on deposit in the applicable issuing entity accounts, any payments received from derivative counterparties (to the extent not included in WFCardSeries Available Funds) and proceeds of the sale of credit card receivables by the issuing entity. Noteholders will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on the notes.

Each tranche of notes of the WFCardSeries is entitled to the benefits of only that portion of the issuing entity’s assets allocated to that tranche under the indenture and the WFCardSeries indenture supplement. Each tranche of notes is also secured by a security interest in the applicable principal funding subaccount, the applicable interest funding subaccount, the applicable accumulation reserve subaccount, in the case of a tranche of Class C notes, the applicable Class C reserve subaccount, in the case of a tranche of Class D notes, the applicable Class D reserve subaccount and any other applicable supplemental account, and by a security interest in any applicable derivative agreement.

The Indenture

The Class [•](20[•]-[•]) notes will be issued pursuant to the terms of the indenture and a related indenture supplement. The following discussion and the discussions under “The Notes” in this prospectus summarize the material terms of the notes issued by the issuing entity, the indenture and the indenture supplements.

Indenture Trustee

U.S. Bank National Association, a national banking association, is the indenture trustee under the indenture for the notes. See “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—U.S. Bank National Association” for a description of U.S. Bank National Association.

Under the terms of the indenture, the issuing entity has agreed to pay to the indenture trustee reasonable compensation for performance of its duties under the indenture. The indenture trustee has agreed to perform only those duties specifically set forth in the indenture. Many of the duties of the indenture trustee are described throughout this prospectus. Under the terms of the indenture, the indenture trustee’s limited responsibilities include the following:

●	to deliver to noteholders of record certain notices, reports and other documents received by the indenture trustee, as required under the indenture;

●	to represent the noteholders in interactions with clearing agencies and other similar organizations;

●

to periodically report on and notify noteholders of certain matters relating to actions taken by the indenture trustee, property and funds that are possessed by the indenture trustee, and other similar matters; and

●	to perform certain other administrative functions identified in the indenture.

In addition, the indenture trustee has the discretion to require the issuing entity to cure an event of default and to institute and maintain suits to protect the interest of the noteholders in the collateral held by the issuing entity. The indenture trustee is not liable for any errors of judgment as long as the errors are made in good faith and the indenture trustee was not negligent.

If an event of default occurs, and the indenture trustee has actual knowledge or a responsible officer of the indenture trustee shall have received written knowledge of such event of default, in addition to the responsibilities described above, the indenture trustee will exercise its rights and powers under the indenture to protect the interests of the noteholders using the same degree of care and skill as prudent person would exercise in the conduct of his own affairs. If an event of default occurs and is continuing, the indenture trustee will be responsible for enforcing the agreements and the rights of the noteholders. See “The Indenture—Events of Default Remedies.” The indenture trustee may, under certain limited circumstances, have the right or the obligation to do the following:

●	demand immediate payment by the issuing entity of all principal and accrued interest on the notes;

●	protect the interests of the noteholders in the receivables in a bankruptcy or insolvency proceeding;

●	prepare and send timely notice to noteholders of the event of default;

●	institute judicial proceedings for the collection of amounts due and unpaid;

●	rescind and annul a declaration of acceleration of the notes by the noteholders following an event of default; and

●	cause the issuing entity to sell credit card receivables (see “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables”).

Following an event of default, the majority holders of not less than 66 2/3% in outstanding dollar principal amount of any series, class or tranche of notes will have the right to direct the indenture trustee to exercise certain remedies available to the indenture trustee under the indenture. In such case, the indenture trustee may decline to follow the direction of the majority holders only if it determines that: (1) the action so directed is unlawful or conflicts with the indenture, (2) the action so directed would involve it in personal liability, or (3) the action so directed would be unjustly prejudicial to the noteholders not taking part in such direction.

The issuing entity has agreed to pay the indenture trustee for all services rendered. The issuing entity will also indemnify the indenture trustee for any loss, liability or expense (including experts’, accountants’ and attorneys’ fees), damage or claim incurred by it in connection with the administration of this trust and the performance of its duties under the indenture or any other transaction document (including the costs of enforcement of the provisions of the indemnity) without negligence, bad faith or willful misconduct on its part, arising out of or in connection with the administration of the issuing entity. In certain instances, this indemnification will be higher in priority than payments to noteholders. See “The Indenture—Events of Default Remedies.”

The indenture trustee may resign at any time. The indenture trustee may be removed with (30) days’ written notice from any series, class or tranche of notes at any time by not less than 66 2/3% of the holders of that series, class or tranche. The issuing entity may also remove the indenture trustee if, among other things, the indenture trustee is no longer eligible to act as trustee under the indenture or if the indenture trustee becomes insolvent. In all circumstances, the issuing entity must appoint a successor indenture trustee for the notes. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee will not become effective until the successor indenture trustee accepts the appointment.

Any successor indenture trustee will execute and deliver to the issuing entity and its predecessor indenture trustee an instrument accepting such appointment. The successor trustee must (1) be a corporation organized and doing business under the laws of the United States of America or of any state, (2) be authorized under such laws to exercise corporate trust powers, (3) have a combined capital surplus, and undivided profits of at least $50,000,000, subject to supervision or examination by federal or state authority, and (4) have at the time of appointment, a long term senior, unsecured debt rating of “[Baa3]” or better by Moody’s, if rated by Moody’s, “[BBB-]” or better by SP Global Ratings, if rated by SP Global Ratings, “[A-]” or better by Fitch, if rated by Fitch and “[•]” or better by KBRA, if rated by KBRA (or, if not rated by Moody’s, SP Global Ratings, Fitch or KBRA, a comparable rating by another statistical rating agency). The issuing entity may not, nor may any person directly or indirectly controlling, controlled by, or under common control with the issuing entity, serve as indenture trustee. The indenture trustee shall not offer or provide credit or credit enhancement to the Issuer or be affiliated, as such term is defined in Rule 405 under the Securities Act of 1933, as amended, with the Issuer.

The issuing entity or its affiliates may maintain accounts and other banking or trustee relationships with the indenture trustee and its affiliates.

Owner Trustee

Wilmington Trust, National Association, a national banking association organized and existing under the laws of the United States of America with trust powers, is the owner trustee for the issuing entity. See “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—WF Card Issuance Trust” for a description of the ministerial nature of the owner trustee’s duties and “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—Wilmington Trust, National Association” for a description of Wilmington Trust, National Association.

The owner trustee will be indemnified from and against all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, investigations, proceedings, costs, expenses or disbursements of any kind arising out of, among other things, the trust agreement or any other related documents (or the enforcement thereof), the administration of the issuing entity’s assets or the action or inaction of the owner trustee under the trust agreement, except for (1) its own willful misconduct, bad faith or gross negligence, or (2) the inaccuracy of certain of its representations and warranties in the trust agreement.

The owner trustee may resign at any time by giving 30 days’ prior written notice to the beneficiary. The owner trustee may also be removed as owner trustee if it becomes insolvent, it is no longer eligible to act as owner trustee under the trust agreement or by a written instrument delivered by the beneficiary to the owner trustee. The beneficiary must appoint a successor owner trustee. If a successor owner trustee has not been appointed within 30 days after giving notice of resignation or removal, the owner trustee or the beneficiary may apply to any court of competent jurisdiction to appoint a successor owner trustee. This court-appointed owner trustee will only act in such capacity until the time, if any, as a successor owner trustee is appointed by the beneficiary.

Any owner trustee will at all times (1) be a trust company or a banking corporation under the laws of its state of incorporation or a national banking association, having all corporate powers and all material government licenses, authorization, consents and approvals required to carry on a trust business in the State of Delaware, (2) comply with the relevant provisions of the Delaware Statutory Trust Act, (3) have a combined capital surplus, and undivided profits of at least $50,000,000 (or have its obligations and liabilities irrevocably and unconditionally guaranteed by an affiliated person having a combined capital surplus, and undivided profits of at least $50,000,000), and (4) have (or have a parent which has) a rating of at least Baa3 by Moody’s, at least BBB- by SP Global Ratings, and at least BBB by Fitch or, if not rated, otherwise satisfactory to each note rating agency rating the outstanding notes. The owner trustee or the beneficiary may also deem it necessary or prudent to appoint a co-trustee or separate owner trustee for the owner trustee under the trust agreement.

Issuing Entity Covenants

The issuing entity will not, among other things:

●

claim any credit on or make any deduction from the principal and interest payable on the notes, other than amounts withheld in good faith from such payments under the Internal Revenue Code or other applicable tax law,

●	voluntarily dissolve or liquidate, or

●

permit (A) the validity or effectiveness of the indenture to be impaired, or permit the lien created by the indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture, (B) any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien created by the indenture) to be created on or extend to or otherwise arise upon or burden the collateral securing the notes or proceeds thereof, or (C) the lien of the indenture not to constitute a valid first priority security interest in the collateral securing the notes.

The issuing entity may not engage in any activity other than the activities described in “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—WF Card Issuance Trust” in this prospectus. The issuing entity will not incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness except for the notes.

The issuing entity will also covenant that if:

●

the issuing entity defaults in the payment of interest on any series, class or tranche of notes when such interest becomes due and payable and such default continues for a period of 35 days following the date on which such interest became due and payable, or

●	the issuing entity defaults in the payment of the principal of any series, class or tranche of notes on its legal maturity date,

and any such default continues beyond any specified period of grace provided for such series, class or tranche of notes, the issuing entity will, upon demand of the indenture trustee, pay to the indenture trustee (or the paying agent on its behalf), for the benefit of the holders of any such notes of the affected series, class or tranche, the whole amount then due and payable on any such notes for principal and interest, with interest, to the extent that payment of such interest will be legally enforceable, upon the overdue principal and upon overdue installments of interest. In addition, the issuing entity will pay an amount sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, indemnities, disbursements and advances of (x) the indenture trustee, its agents and counsel and all other compensation due to the indenture trustee and (y) the paying agent and the note registrar, its agents and counsel and all other amounts due the paying agent and the note registrar. If the issuing entity fails to pay such amounts upon such demand, the indenture trustee may institute a judicial proceeding for the collection of the unpaid amounts described above.

Early Redemption Events

The issuing entity will be required to redeem in whole or in part, to the extent that funds are available for that purpose and, for subordinated notes of a multiple tranche series, to the extent payment is permitted by the subordination provisions of the senior notes of the same series, each affected series, class or tranche of notes upon the occurrence of an early redemption event. Early redemption events include the following:

●	for any tranche of notes, the occurrence of such note’s expected principal payment date;

●

Funding becomes unable for any reason to transfer receivables in accordance with the terms of the transfer agreement or WFBNA becomes unable for any reason to transfer receivables to Funding in accordance with the receivables purchase agreement;

●	the issuing entity becoming an “investment company” within the meaning of the Investment Company Act of 1940, as amended;

●	each of the early redemption events listed in the WFCardSeries indenture supplement, as described below under “The Indenture—WFCardSeries Early Redemption Events”; and

●	the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the issuing entity with respect to WFBNA or Funding.

The redemption price of a note so redeemed will be the outstanding principal amount of that note, plus accrued, past due and additional interest to but excluding the date of redemption, which will be the next payment date. If the amount of Available Funds and Available Principal Amounts allocable to the series, class or tranche of notes to be redeemed, together with funds on deposit in the applicable principal funding subaccount, interest funding subaccount, Class C reserve subaccount, and Class D reserve subaccount, and any amounts payable to the issuing entity under any applicable derivative agreement, are insufficient to pay the redemption price in full on the next payment date after giving effect to the subordination provisions and allocations to any other notes ranking equally with that note, monthly payments on the notes to be redeemed will thereafter be made on each principal payment date until the outstanding principal amount of the notes plus all accrued, past due and additional interest are paid in full, or the legal maturity date of the notes occurs, whichever is earlier. However, if so specified in the related prospectus, subject to certain exceptions, any notes that have the benefit of a derivative agreement will not be redeemed prior to such notes’ expected principal payment date.

No Available Principal Amounts will be allocated to a series, class or tranche of notes with a nominal liquidation amount of zero, even if the stated principal amount of that series, class or tranche has not been paid in full. However, any funds previously deposited in the applicable principal funding subaccount, interest funding subaccount, Class C reserve subaccount, and Class D reserve subaccount, and any amounts received from an applicable derivative agreement will still be available to pay principal of and interest on that series, class or tranche of notes. In addition, if Available Funds are available, they can be applied to reimburse reductions in the nominal liquidation amount of that series, class or tranche resulting from reallocations of Available Principal Amounts to pay interest on senior classes of notes or the servicing fee allocated to the series, or from charge-offs for uncovered Investor Default Amounts.

The issuing entity will give notice to the indenture trustee, the note registrar, the paying agent and the note rating agencies promptly after the occurrence of an early redemption event. An early redemption event relating to one series, class or tranche of notes will not necessarily be an early redemption event relating to any other series, class or tranche of notes. The issuing entity will only be required to redeem each series, class or tranche of notes to which the early redemption event relates, and only to the extent described above. For a discussion of the early redemption events applicable to the Class [•](20[•]-[•]) notes, see “Prospectus Summary—Early Redemption of Notes.”

If the only early redemption event to occur is either (i) the insolvency or bankruptcy of Funding or WFBNA, or (ii) the appointment of a conservator or receiver for WFBNA, the related conservator, receiver or bankruptcy court may have the power to prevent the early sale, liquidation or disposition of the receivables in the issuing entity. In addition, a conservator, receiver or bankruptcy court may have the power to cause the early sale of the receivables in the issuing entity and the early retirement of the notes. See “Risk Factors” in this prospectus.

WFCardSeries Early Redemption Events

In addition to the early redemption events listed in the indenture and discussed above in “The Indenture—Early Redemption Events,” the following WFCardSeries early redemption events will cause the early redemption of WFCardSeries notes, including the Class [•](20[•]-[•]) notes:

(a)	for any month the amount of Excess Available Funds averaged over the three preceding monthly periods is less than the Required Excess Available Funds for such month;

(b)

failure on the part of Funding (i) to make any payment or deposit required by the terms of the transfer agreement, on or before the date occurring [five] days after the date such payment or deposit is required to be made or (ii) duly to observe or perform in any material respect any covenants or agreements of Funding set forth in the transfer agreement, which failure has a material adverse effect on the WFCardSeries noteholders and which continues unremedied for a period of [60] days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to Funding by the issuing entity or the indenture trustee, or to Funding, the issuing entity and the indenture trustee by WFCardSeries noteholders evidencing, in the aggregate not less than [50]% of the nominal liquidation amount of the WFCardSeries, and continues to affect materially and adversely the interests of the WFCardSeries noteholders for such period;

(c)

any representation or warranty made by Funding in the transfer agreement, or any information required to be delivered by Funding pursuant to the transfer agreement, (i) shall prove to have been incorrect in any material respect when made or when delivered, which continues to be incorrect in any material respect for a period of [60] days after the date on which written notice of such failure shall have been given to Funding by the issuing entity or the indenture trustee, or to Funding, the issuing entity and the indenture trustee by the WFCardSeries noteholders evidencing, in the aggregate, not less than [50]% of the nominal liquidation amount of the WFCardSeries, and (ii) as a result of which the interests of the WFCardSeries noteholders are materially and adversely affected and continue to be materially and adversely affected for such period; provided, however, that no such early redemption event occurs under this paragraph if Funding has accepted reassignment of the related receivable, or all of such receivables, if applicable, during such period in accordance with the provisions of the transfer agreement;

(d)	Funding fails to convey receivables arising under additional accounts to the issuing entity when required by the transfer agreement;

(e)	any servicer default occurs which would have a material adverse effect on the WFCardSeries noteholders; or

(f)	for any tranche of notes, any additional early redemption event determined in connection with the issuance of such tranche and specified in the related terms document.

In the case of any event described in clause (b), (c) or (e) above, a WFCardSeries early redemption event will occur only if, after any applicable grace period, either the issuing entity, the indenture trustee, or the WFCardSeries noteholders evidencing, in the aggregate, not less than [66 2/3]% of the nominal liquidation amount of the affected notes, by written notice to Funding (and to the issuing entity and the indenture trustee if given by the issuing entity, the indenture trustee, or the WFCardSeries noteholders) declare that a payout event described as a “WFCardSeries early redemption event” has occurred as of the date of such notice.

In the case of any event described in clause (a) or (d), a WFCardSeries early redemption event will occur without any notice or other action on the part of the issuing entity, the indenture trustee, or the WFCardSeries noteholders immediately upon the occurrence of such event.

The occurrence of a WFCardSeries early redemption event will also be an early redemption event with respect to the notes under the Indenture, including the Class [•](20[•]-[•]) notes. See “The Indenture—Early Redemption Events.”

Events of Default

Each of the following events is an event of default for any affected series, class or tranche of notes:

●	for any tranche of notes, the issuing entity’s failure, for a period of 35 days, to pay interest on such notes when such interest becomes due and payable;

●	for any tranche of notes, the issuing entity’s failure to pay the principal amount of such notes on the applicable legal maturity date;

●

the issuing entity’s default in the performance, or breach, of any other of its covenants or warranties in the indenture, for a period of 60 days after either the indenture trustee or the holders of at least 25% of the aggregate outstanding dollar principal amount of the outstanding notes of the affected series, class or tranche has provided written notice requiring remedy of such breach, and, as a result of such default, the interests of the related noteholders are materially and adversely affected and continue to be materially and adversely affected during the 60-day period;

●	the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the issuing entity; and

●	for any series, class or tranche of notes, any additional events of default determined in connection with the issuance of such series, class or tranche of notes, as applicable.

Failure to pay the full stated principal amount of a note on its expected principal payment date will not constitute an event of default. An event of default relating to one series, class or tranche of notes will not necessarily be an event of default relating to any other series, class or tranche of notes. For a discussion of the events of default applicable to the Class [•](20[•]-[•]) notes, see “Prospectus Summary—Events of Default.” The remedies available upon the occurrence of an event of default, as described under “—Events of Default Remedies,” will be available only to a series, class or tranche of notes to which the event of default relates.

Events of Default Remedies

The occurrence of an event of default involving the bankruptcy or insolvency of the issuing entity results in an automatic acceleration of all of the notes. If other events of default occur and are continuing for any series, class or tranche, either the indenture trustee or the holders of not less than 66 2/3% in aggregate outstanding dollar principal amount of the notes of that series, class or tranche may declare by written notice to the issuing entity the principal of all those outstanding notes to be immediately due and payable. This declaration of acceleration may generally be rescinded by the holders of a majority in aggregate outstanding dollar principal amount of outstanding notes of that series, class or tranche.

If a series, class or tranche of notes is accelerated before its legal maturity date, the indenture trustee may at any time thereafter, and at the direction of the holders of a majority of aggregate outstanding dollar principal amount of notes of that series, class or tranche at any time thereafter will, direct the issuing entity to sell credit card receivables, in an amount up to the nominal liquidation amount of the affected series, class or tranche of notes plus any accrued, past due and additional interest on the affected series, class or tranche, as described in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables,” but only if at least one of the following conditions is met:

●	the noteholders of [90]% of the aggregate outstanding dollar principal amount of the accelerated series, class or tranche of notes consent; or

●

the net proceeds of such sale (plus amounts on deposit in the applicable subaccounts and payments to be received from any applicable derivative agreement) would be sufficient to pay all outstanding amounts due on the accelerated series, class or tranche of notes; or

●

if the indenture trustee determines that the funds to be allocated to the accelerated series, class or tranche of notes may not be sufficient on an ongoing basis to make all payments on such notes as such payments would have become due if such obligations had not been declared due and payable, and the holders of not less than [66 2/3]% of the aggregate outstanding dollar principal amount of notes of the accelerated series, class or tranche, as applicable, consent to the sale.

In addition, a sale of receivables following the occurrence of an event of default and acceleration of a subordinated tranche of notes of a multiple tranche series may be delayed as described under “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables” if the payment is not permitted by the subordination provisions of the senior notes of the same series.

If an event of default occurs relating to the failure to pay principal of or interest on a series, class or tranche of notes in full on the legal maturity date, the issuing entity will automatically direct the issuing entity to sell credit card receivables on that date, as described in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.”

Any money or other property collected by the indenture trustee for a series, class or tranche of notes in connection with a sale of credit card receivables following an event of default will be caused to be applied by the issuing entity in the following priority:

●

first, pro rata, to pay to the indenture trustee, the paying agent and the note registrar (i) all compensation owed for services rendered in connection with the indenture and any other transaction document, (ii) reimbursements for all reasonable expenses, disbursements and advances incurred or made in accordance with the indenture, and any other transaction document, and (iii) indemnification for any and all losses, liabilities or expenses incurred by it in connection with the administration of the trust and the performance of its duties under the indenture and under any other transaction document without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its administration of the indenture and any other transaction document, including the costs and expenses of defending themselves against any claim or liability (whether asserted by the issuing entity or any other person);

●	second, to pay the amounts of interest and principal then due and unpaid on the notes of that series, class or tranche; and

●	third, any remaining amounts will be paid to the issuing entity.

If a sale of credit card receivables does not take place following an acceleration of a series, class or tranche of notes, then:

●

The issuing entity will continue to hold the receivables, and collections on the receivables will continue to be applied in accordance with the distribution provisions of the indenture and the indenture supplement.

●

Principal will be paid on the accelerated series, class or tranche of notes to the extent collections are received on the receivables and available to the accelerated series, class or tranche after giving effect to all allocations and reallocations and payment is permitted by the subordination provisions of the senior notes of the same series.

●

If the accelerated notes are a subordinated tranche of notes of a multiple tranche series, and the subordination provisions prevent the payment of the accelerated subordinated tranche, prefunding of the senior classes of that series will begin, as provided in the applicable indenture supplement. Thereafter, payment will be made to the extent provided in the applicable indenture supplement.

●

On the legal maturity date of the accelerated notes, if the notes have not been paid in full, the indenture trustee will direct the issuing entity to sell credit card receivables as provided in the applicable indenture supplement.

Except with respect to utilizing dispute resolution provisions in the Transfer Agreement or in connection with the initiation of an asset representations review, the holders of not less than 66 2/3% in aggregate outstanding dollar principal amount of any accelerated series, class or tranche of notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or exercising any trust or power conferred on the indenture trustee. However, this right may be exercised only if the direction provided by the noteholders does not conflict with applicable rules, laws or the indenture or the related indenture supplement, as determined by the advice of counsel, or is determined in good faith, by a responsible officer or the indenture trustee, to be illegal or to have a substantial likelihood of involving the indenture trustee in personal liability, or the indenture trustee reasonably determines that it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with action so directed. The holder of any note will have the right to institute suit for the enforcement of payment of principal of and interest on such note on the legal maturity date expressed in such note.

Generally, if an event of default occurs and any notes are accelerated, the indenture trustee is not obligated to exercise any of its rights or powers under the indenture (including instituting, conducting or defending any litigation or proceeding) unless the holders of affected notes offer the indenture trustee reasonable indemnity. Upon acceleration of the maturity of a series, class or tranche of notes following an event of default, the indenture trustee will have priority in the payment of its fees and expenses over repayment of those notes.

The indenture trustee has agreed, and the noteholders will agree, that they will not at any time institute against the issuing entity or Funding any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

Voting

Any action or vote to be taken by the holders of a majority, or other specified percentage, of any series, class or tranche of notes may be adopted by the affirmative vote of the holders of a majority, or the applicable other specified percentage, of the aggregate outstanding dollar principal amount of the outstanding notes of that series, class or tranche, as the case may be. For a description of the noteholders’ actions and voting, see “Risk Factors—Transaction Structure Risks—You may have limited or no ability to control actions under the indenture, transfer agreement and servicing agreement. This may result in, among other things, accelerated payment of principal when it is in your interest to receive payment of principal on the expected principal payment date, or it may result in payment of principal not being accelerated when it is in your interest to receive early payment of principal,” “The Indenture—WFCardSeries Early Redemption Events,” “The Transfer Agreement—Representations and Warranties,” “—Amendments to the Transfer Agreement,” “The Servicing Agreement—Servicer Default” and “—Amendments to the Servicing Agreement.”

Any action or vote taken at any meeting of holders of notes duly held in accordance with the indenture will be binding on all holders of the affected notes or the affected series, class or tranche of notes, as the case may be.

Notes held by the issuing entity, Funding or their affiliates will not be deemed outstanding for purposes of voting or calculating a quorum at any meeting of noteholders.

Amendments to the Indenture and Indenture Supplements

The issuing entity, the indenture trustee, the paying agent and the note registrar may amend, supplement or otherwise modify the indenture or any indenture supplement without the consent of any noteholders to provide for the issuance of any series, class or tranche of notes (as described under “The Notes—Issuances of New Series, Classes and Tranches of Notes”) and to set forth the terms thereof.

In addition, upon delivery of an issuing entity tax opinion, as described under “—Tax Opinions for Amendments” below, and upon delivery by the issuing entity to the indenture trustee, paying agent and note registrar of an officer’s certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to (i) result in the occurrence of an early redemption event or event of default, (ii) adversely affect the amount of funds available to be distributed to the noteholders of any series, class or tranche of notes or the timing of such distributions, or (iii) adversely affect the security interest of the indenture trustee in the collateral securing the notes, the indenture or any indenture supplement may be amended, supplemented or otherwise modified without the consent of any noteholders to:

●	evidence the succession of another entity to the issuing entity, and the assumption by such successor of the covenants of the issuing entity in the indenture and the notes;

●

add to the covenants of the issuing entity, or have the issuing entity surrender any of its rights or powers under the indenture, for the benefit of the noteholders of any or all series, classes or tranches;

●

cure any ambiguity, correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture, or make any other provisions for matters or questions arising under the indenture;

●	add to the indenture certain provisions expressly permitted by the Trust Indenture Act of 1939, as amended;

●	establish any form of note, or to add to the rights of the holders of the notes of any series, class or tranche;

●

provide for the acceptance of a successor indenture trustee under the indenture for one or more series, classes or tranches of notes and add to or change any of the provisions of the indenture as will be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one indenture trustee;

●	add any additional early redemption events or events of default relating to the notes of any or all series, classes or tranches;

●

if one or more transferors are added to, or replaced under, the transfer agreement, or one or more beneficiaries are added to, or replaced under, the trust agreement, make any necessary changes to the indenture or any other related document;

●	provide for the addition of collateral securing the notes and the issuance of notes backed by any such additional collateral;

●	provide for additional or alternative credit enhancement for any tranche of notes; or

●	qualify for sale treatment under generally accepted accounting principles.

The indenture or any indenture supplement may also be amended without the consent of the indenture trustee, the paying agent, the note registrar or any noteholders upon delivery of an issuing entity tax opinion, as described under “—Tax Opinions for Amendments” below, for the purpose of adding provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or any indenture supplement or of modifying in any manner the rights of the holders of the notes under the indenture or any indenture supplement, provided, however, that the issuing entity shall (i) deliver to the indenture trustee, the paying agent and the note registrar an officer’s certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to (a) result in the occurrence of an early redemption event or event of default, (b) adversely affect the amount of funds available to be distributed to the noteholders of any series, class or tranche of notes or the timing of such distributions, or (c) adversely affect the security interest of the indenture trustee in the collateral securing the notes, and (ii) satisfy the Rating Agency Condition with respect to such amendment; provided, further, that none of the indenture trustee, paying agent or the note registrar, as applicable, shall be required to execute any amendment that adversely impacts the rights, duties, privileges, indemnities, protections, immunities and benefits of the indenture trustee, paying agent or the note registrar under the indenture or any indenture supplement or otherwise, as applicable.

The issuing entity, the paying agent, the note registrar and the indenture trustee, upon delivery of an issuing entity tax opinion, as described under “—Tax Opinions for Amendments,” may modify and amend the indenture or any indenture supplement, for reasons other than those stated in the prior paragraphs, with prior notice to each note rating agency and the consent of the holders of not less than 66 2/3% of the outstanding dollar principal amount of each class or tranche of notes affected by that modification or amendment. However, if the modification or amendment would result in any of the following events occurring, it may be made only with the consent of the holders of 100% of each outstanding series, class or tranche of notes affected by the modification or amendment:

●	a change in any date scheduled for the payment of interest on any note, or the expected principal payment date or legal maturity date of any note;

●

a reduction of the stated principal amount of, or interest rate on, any note, or a change in the method of computing the outstanding dollar principal amount, the Adjusted Outstanding Dollar Principal Amount, or the nominal liquidation amount in a manner that is adverse to any noteholder;

●	a reduction of the amount of a discount note payable upon the occurrence of an early redemption event or other optional or mandatory redemption or upon the acceleration of its maturity;

●	an impairment of the right to institute suit for the enforcement of any payment on any note;

●

a reduction of the percentage in outstanding dollar principal amount of the notes of any outstanding series, class or tranche, the consent of whose holders is required for modification or amendment of any indenture supplement or for waiver of compliance with provisions of the indenture or for waiver of defaults and their consequences provided for in the indenture;

●

a modification of any of the provisions governing the amendment of the indenture, any indenture supplement or the issuing entity’s agreements not to claim rights under any law which would affect the covenants or the performance of the indenture or any indenture supplement, except to increase any percentage of noteholders required to consent to any such amendment or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected by such modification;

●	permission being given to create any lien or other encumbrance on the collateral securing any notes ranking senior to the lien of the indenture;

●	a change in the city or political subdivision so designated for any series, class or tranche of notes where any principal of, or interest on, any note is payable;

●	a change in the method of computing the amount of principal of, or interest on, any note on any date; or

●	any other amendment other than those explicitly permitted by the indenture without the consent of noteholders.

The holders of a majority in aggregate outstanding dollar principal amount of the notes of a series, class or tranche, may waive, on behalf of the holders of all the notes of that series, class or tranche, compliance by the issuing entity with specified restrictive provisions of the indenture or the related indenture supplement.

The holders of a majority in aggregate outstanding dollar principal amount of the notes of an affected series, class or tranche may, on behalf of all holders of notes of that series, class or tranche, waive any past default under the indenture or the indenture supplement relating to notes of that series, class or tranche. However, the consent of the holders of all outstanding notes of a series, class or tranche is required to waive any past default in the payment of principal of, or interest on, any note of that series, class or tranche or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holders of each outstanding note of that series, class or tranche.

Tax Opinions for Amendments

No amendment to the indenture, any indenture supplement or the trust agreement will be effective unless the issuing entity has delivered to the indenture trustee, the paying agent and the note registrar an opinion of counsel that, for federal income tax purposes (1) the amendment will not adversely affect the tax characterization as debt of any outstanding series, class or tranche of notes that were characterized as debt at the time of their issuance, (2) following the amendment, the issuing entity will not be treated as an association, or publicly traded partnership, taxable as a corporation, and (3) the amendment will not cause or constitute an event in which gain or loss would be recognized by any holder of any such note.

Addresses for Notices

Notices to holders of the Class [•](20[•]-[•]) notes will be given by mail sent to the addresses of the holders as they appear in the note register.

Issuing Entity’s Annual Compliance Statement

The issuing entity will be required to furnish annually to the indenture trustee a statement concerning its performance or fulfillment of covenants, agreements or conditions in the indenture as well as the presence or absence of defaults under the indenture.

Indenture Trustee’s Annual Report

To the extent required by the Trust Indenture Act of 1939, as amended, the indenture trustee will mail each year to all registered noteholders a report concerning:

●	its eligibility and qualifications to continue as trustee under the indenture,

●	any amounts advanced by it under the indenture,

●	the amount, interest rate and maturity date or indebtedness owing by the issuing entity to it in the indenture trustee’s individual capacity,

●	the property and funds physically held by it as indenture trustee,

●	any release or release and substitution of collateral subject to the lien of the indenture that has not previously been reported, and

●	any action taken by it that materially affects the notes and that has not previously been reported.

List of Noteholders

Three or more holders of notes of any series, each of whom has owned a note for at least six months, may, upon written request to the note registrar and/or the indenture trustee, obtain access to the current list of noteholders of the issuing entity for purposes of communicating with other noteholders concerning their rights under the indenture or the notes. The note registrar and/or the indenture trustee may elect not to give the requesting noteholders access to the list if it agrees to mail the desired communication or proxy to all applicable noteholders.

Reports

Monthly reports containing information on the notes, including the Class [•](20[•]-[•]) notes, and the collateral securing the notes will be filed with the SEC. These reports will be delivered to the indenture trustee on or before each Transfer Date. These reports will not be sent to noteholders. See “Where You Can Find More Information” for information as to how these reports may be accessed.

Monthly reports, which will be prepared by WFBNA as servicer of the issuing entity, will contain the following information for the applicable series for the related month:

●	the amount which constitutes finance charge collections;

●	the amount which constitutes principal collections;

●	the aggregate amount of principal collections processed during the related monthly period and allocated to the WFCardSeries;

●	the aggregate amount of collections of finance charge receivables processed during the related monthly period and allocated to the WFCardSeries;

●	the aggregate amount of principal receivables in the issuing entity as of the end of the day on the last day of the related monthly period;

●

the amount of principal receivables in the issuing entity represented by the nominal liquidation amounts of all notes of the WFCardSeries as of the end of the day on the last day of the related monthly period;

●	the Available Funds Allocation Amount (as defined in the indenture) for all series of notes as of the end of the day on the last day of the related monthly period;

●	the Principal Allocation Amounts (as defined in the indenture) for all series of notes as of the end of the day on the last day of the related monthly period;

●	the Floating Investor Percentage for the WFCardSeries for the related monthly period;

●	the Principal Investor Percentage for the WFCardSeries for the related monthly period;

●	the aggregate amount of outstanding balances in the accounts consisting of the Trust Portfolio which were delinquent as of the end of the day on the last day of the related monthly period;

●	the aggregate Default Amount for the related monthly period and the Default Amount allocated to the WFCardSeries;

●	the amount of the Investor Servicing Fee allocated to the notes of the WFCardSeries for the related monthly period;

●	the amount of the Net Servicing Fee allocated to the notes of the for the related monthly period;

●	the amount of the servicer interchange payable by the issuing entity to the servicer for the related monthly period;

●	any material breaches of pool asset representations and warranties or transaction covenants, if applicable;

●

any material modifications, extensions or waivers to pool asset terms, fees, penalties or payments during the distribution period or that have cumulatively become material over time, if applicable; and

●	any material changes in the solicitation, credit granting, underwriting, origination, acquisition or pool selection criteria or procedures, as applicable, to acquire new pool assets, if applicable.

Monthly reports, which will be prepared by WFBNA as servicer, will contain the following information for each tranche of WFCardSeries notes for the related month:

●	targeted deposits to interest funding subaccounts;

●	interest to be paid on the corresponding Distribution Date;

●	targeted deposits to Class C reserve accounts, if any;

●	withdrawals to be made from Class C reserve accounts, if any;

●	targeted deposits to Class D reserve accounts, if any;

●	withdrawals to be made from Class D reserve accounts, if any;

●	targeted deposits to principal funding subaccounts;

●	principal to be paid on the Distribution Date, if any;

●	stated principal amount, outstanding dollar principal amount and nominal liquidation amount for the related monthly period;

●	Class A Usage of Class B Required Subordinated Amount, Class A Usage of Class C Required Subordinated Amount and Class A Usage of Class D Required Subordinated Amount;

●	Class B Usage of Class C Required Subordinated Amount and Class B Usage of Class D Required Subordinated Amount;

●	Class C Usage of Class D Required Subordinated Amount;

●	the nominal liquidation amount for each tranche of WFCardSeries notes outstanding;

●	Excess Available Funds and three-month average Excess Available Funds;

●	the occurrence of any early redemption events;

●	payments to enhancement providers, if any; and

●	any new issuances of WFCardSeries notes as applicable.

The issuing entity, in accordance with the terms of the indenture supplement, shall prepare (or cause to be prepared) all tax information required by law to be distributed to noteholders and shall deliver such information to the note registrar at least five days prior to the date it is required by law to be distributed to noteholders. See “Federal Income Tax Consequences” in this prospectus.

WFBNA’s Credit Card Activities

Business Overview

WFBNA is a lender in connection with unsecured consumer extensions of credit in the United States for which the credit extension vehicle is principally a credit card. More particularly, WFBNA currently issues Visa and American Express cards and, in the future, could become a credit card issuer in one or more other major credit card payment networks, including Mastercard.

The Representative Portfolio consists principally of unsecured credit card receivables. The credit card receivables conveyed or to be conveyed to the issuing entity pursuant to the transfer agreement have been or will be generated from transactions made by cardholders of Visa and American Express revolving credit card accounts and, in the future, could include revolving credit card accounts of one or more other major card payment networks, including Mastercard, selected from WFBNA’s Representative Portfolio. For more information on the composition of the Representative Portfolio and the Trust Portfolio, see “Annex I: The Representative Portfolio and the Trust Portfolio” in this prospectus.

Visa and American Express license their respective trademarks permitting financial institutions, such as WFBNA, to issue credit cards to their customers. In addition, Visa and American Express provide clearing services facilitating exchange of payments among member institutions and networks linking members’ credit authorization systems.

The Visa and American Express credit cards are issued by WFBNA and certain transactions are processed through the worldwide Visa and American Express systems. The receivables are identified from the credit card accounts where certain transactions are processed through the Visa and American Express network.

The Visa and American Express credit cards may be used:

●	to purchase merchandise and services;

●	to obtain cash advances by accessing the account using an automated teller machine or financial institution or by writing a check drawn on the account; and

●	to consolidate and transfer balances from other credit cards or creditors.

WFBNA’s credit evaluation, customer service and collection practices, including charge-off policies, as described below, may change over time in accordance with management decisions, applicable law and guidelines established by applicable regulatory authorities.

Origination

Response Channels

WFBNA markets credit card products to prospective and existing WFBNA customers (collectively, the “applicant”). Response channels include, but are not limited to:

●	applications received at physical locations, including WFBNA branches;

●	applications received over the telephone;

●	applications received through internet or mobile channels including WFBNA-owned internet and mobile channels and digital channels;

●	applications received from direct mail solicitations and outbound calling; and

●	accounts onboarded through WFBNA mergers and portfolio acquisitions of credit card portfolios.

WFBNA may also acquire credit card accounts through mergers and acquisitions and may transfer the receivables in such accounts to Funding for inclusion in the issuing entity if certain conditions are satisfied. Those accounts acquired by WFBNA will have been originated using the account originator’s underwriting criteria, which may be different from those of WFBNA. See “Risk Factors—Transaction Structure Risks—Addition of credit card accounts to the issuing entity and attrition of credit card accounts and receivables from the issuing entity may decrease the credit quality of the assets securing the repayment of your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated” in this prospectus.

Products Marketed

WFBNA’s credit card portfolio includes the following types of products:

●	Proprietary Products: WFBNA markets credit card products with the Wells Fargo brand. These products may offer cardholders value in the form of reward points or cash value.

●

Co-Branding: WFBNA participates in co-branding, which involves a partnership between WFBNA and a merchant to solicit the customers of that merchant. For the avoidance of doubt, such products are not included in the Representative Portfolio, but could be in the future.

Underwriting Procedures

Wells Fargo applies underwriting criteria that assesses the applicant’s creditworthiness and ability to pay. Wells Fargo completes a periodic review of its underwriting criteria for new originations and revises the criteria based on factors such as recent vintage credit performance, segment profitability and trends in the portfolio, macro-economic conditions or consumer behavior. Additionally, data sources are evaluated from time to time and supplemented when appropriate to improve underwriting results.

Generally, the credit risk of each applicant is evaluated based upon Wells Fargo’s proprietary credit scoring models as well as generic scores provided by industry-standard scoring firms. Most applications are scored based on, among other things, information received from the application and information obtained from an independent credit bureau about the applicant’s credit history and current profile. Credit scoring is intended to provide a general indication, based on the information available, of the applicant’s willingness and ability to pay his or her obligations. While Wells Fargo uses the best information available to it, the determination of a credit score does not provide assurance as to an applicant’s willingness and ability to pay. Applicants that meet certain underwriting criteria are automatically approved for a credit card account.

WFBNA makes virtually all underwriting decisions using an automated system that uses credit bureau scoring and a proprietary scoring model to determine an applicant’s risk. This automated system determines whether to approve or decline an applicant’s request for credit based on this risk and also sets a maximum initial credit line on each approved customer’s account, in each case without any underwriter discretion. In certain cases, to supplement automated underwriting, the bank may further manually review applications in connection with the bank’s internal review process. In such cases, supplemental information may be required for review. The bank verifies relevant customer data, makes any necessary corrections to the customer data and evaluates such applications using the bank’s underwriting procedures. Decisions to approve these applications are typically based upon bank relationship, income stability, and credit history. Manually-approved applications represent a de minimis number of accounts for which credit is granted.

Each applicant whose credit request was verified and is approved through the underwriting process is offered a line of credit. Credit limits are determined based on, among other things, proprietary credit scores, credit bureau data and information obtained from the application.

Account Maintenance

WFBNA regularly assesses the credit risk of its existing cardholders. The ongoing assessment includes, among other things, information relating to the cardholder’s performance with respect to its account, credit bureau data and may include the use of proprietary credit scoring models. Depending on a variety of factors including, but not limited to, the age of the cardholder’s account, risk profile and other performance metrics, the account may be subject to a range of account actions including credit authorizations and increases or decreases in credit limits.

Additionally, WFBNA will review if a transaction will cause an account balance to exceed the predetermined credit limit and determine, based on the cardholder’s risk profile, the extent to which they can exceed their credit limit. Certain overlimit accounts may be referred for contact based on the degree to which those accounts exceed the applicable predetermined credit limit.

Customer Service

WFBNA provides cardholders with a variety of account assistance options including 24-hour customer service with representatives in multiple locations and several accessible platforms such as phone, online banking, mobile applications and chat platforms.

A large percentage of cardholders have online banking established where, among other things, they can self-service for transactions such as making a payment, viewing transactions and statements, updating account information, enrolling in Automatic Payments and disputing transactions. For other servicing transactions that require additional assistance, cardholders can choose to speak to a customer service representative.

Cardholders who choose to speak with a customer service representative will first be routed to an Interactive Voice Response (IVR). The IVR has advanced speech recognition and Natural Language Understanding, and is enabled with advanced ID and authentication, including Voice Biometrics that can assist cardholders by answering frequently asked questions. Calls that necessitate further assistance exit the IVR and are routed to a WFBNA customer service representative with the appropriate skill set depending on product, telephone number dialed, and other business rules, who can provide general account and payment information, transactional review and rewards balance. Customer service representatives can also offer maintenance capabilities such as payment processing, address changes, card replacement, setting travel notifications and card activation.

WFBNA customer service representatives can support most cardholder requests. However, certain inquiries related to, among other things, unauthorized transaction claims, and credit and collection services will require review from specialized WFBNA representatives.

Additionally, WFBNA credit cards are monitored 24/7 for suspicious activity. WFBNA credit cards come with zero liability protection at no additional cost, which means that a cardholder will be reimbursed when promptly reporting unauthorized card transactions eligible for fraud monitoring.

Billing and Payments

The accounts in the Representative Portfolio currently have various billing and payment characteristics, including varying periodic rate finance charges and fees, and have an annual percentage rate that is either a fixed rate or a variable rate that adjusts periodically according to an index. WFBNA generates and mails billing statements, which detail account activity during the related billing period, to cardholders unless the cardholder has opted to receive online statements only.

Cardholders are required to make at least the minimum payment shown on the monthly statement by the payment due date for each billing cycle. Generally, the minimum payment is assessed as a percentage of the outstanding balance, past due amounts, finance charges and late fees or a fixed minimum dollar amount.

At any time the cardholder may pay more than the minimum payment due up to the full amount owed. Payments are applied first to interest and fees, next to principal balances starting with the principal balances with highest applicable Annual Percentage Rate (“APR”) then to principal balances in descending order of APR. However, credits may not be used to meet a future minimum payment.

WFBNA accrues periodic interest charges on transactions beginning on the transaction date and on any specific fee beginning on the first day of the billing cycle after the fee posted to the account. WFBNA generally does not charge periodic interest on new purchases if the cardholder pays the balance from the preceding billing cycle and the amount of new purchases in full by the current due date. Generally, this “grace period” applies only to purchases and does not apply to balance transfers or cash advances.

WFBNA generally calculates periodic interest charges for each category of transaction, such as purchases, balance transfers and cash advances. In order to determine the daily balance subject to interest charges, WFBNA generally takes into account the beginning balance of any particular day and applies all transactions that occur during that day including any payments received. Credit balances are treated as a zero balance for purposes of determining daily balances. WFBNA then calculates the average daily balance by summing the daily balances for each day in the billing cycle and dividing that sum by the number of days in the billing cycle. After the average daily balance is determined for each category of transaction, it is multiplied by the applicable daily-adjusted APR and the number of days in the billing period in order to determine total periodic interest.

WFBNA may from time to time offer introductory, special or promotional APR rates for purchases and balance transfers on its revolving credit card products. After these rate periods expire, the APR conforms to a standard fixed rate or a variable rate APR that adjusts periodically based on a designated index. In addition, WFBNA may extend reduced APR offers to retain certain accounts.

WFBNA currently assesses fees in accordance with applicable law, such as late payment fees, returned payment fees and transaction fees for cash and overdraft protection advances, balance transfer fees, and foreign exchange conversion fees. WFBNA does not charge over-the-limit fees.

WFBNA currently accepts credit card payments through multiple payment channels, including, but not limited to, electronic Automated Clearing House payments, mailed payments and payments made through digital channels.

Collection Efforts

WFBNA considers an account to be delinquent if the minimum monthly payment due on the account is not received by the due date shown on the billing statement.

WFBNA generally charges off an account at the end of the month in which the account becomes greater than six billing cycles past due unless a payment has been received in an amount sufficient to bring the account into a lower delinquency category or to bring the account current. Charge-offs may occur earlier in some circumstances, as in the case of cardholders who have declared bankruptcy, cardholders who are deceased with balances outstanding that are not assumed or retired by their estate, or restructured loans that do not comply with their modified terms. WFBNA reserves the right to temporarily suspend or permanently restrict charging privileges at any time after an account enters the collections process.

Efforts to collect delinquent credit card receivables are made by WFBNA’s collection department personnel. Although WFBNA does not use a third party collection agency for delinquent accounts, it may do so in the future. WFBNA uses risk-based statistical models to determine the appropriate collection strategies at various stages of delinquencies based on a proprietary credit scoring model, account performance, balance and other cardholder information. Generally, WFBNA includes a request for payment of overdue amounts on billing statements issued after the account becomes delinquent. In addition, WFBNA may notify the cardholder of a request for payment of the overdue amounts by mail, digital channels or phone calls as permitted by applicable law. At the time of charge-off, an evaluation is made on a case by case basis to determine whether to pursue further collection activities and the type of collection activities to pursue, if any. Generally, after an account is charged off, debt collection continues by WFBNA’s collection department personnel or third-party collection agencies retained by WFBNA. In addition, WFBNA does not currently sell portfolios of charged-off accounts to third parties but could do so in the future.

WFBNA may restore or “reage” a delinquent account to current status when the cardholder has demonstrated a renewed willingness and ability to pay the account according to its terms, such as by making payments in an amount equal to three minimum monthly payments within a consecutive three-month billing period.

WFBNA offers restructured loan programs to certain financially distressed cardholders. In addition, third-party customer credit counseling services, with which WFBNA has no affiliation, provide external debt management programs, which those cardholders may elect to use. For both program types, participating cardholders must agree with WFBNA to certain terms, such as a schedule of fixed monthly payments at a lowered APR for a specified duration and must agree to closure of all accounts.

In response to the COVID-19 pandemic, beginning in March 2020, WFBNA implemented client assistance programs for its cardholders experiencing hardship from impacts of COVID-19, which includes payment deferrals for those cardholders. Starting in March 2020, WFBNA implemented an initial 90-day deferment program, during which interest and fees were waived. Beginning in June 2020, the deferment program was modified to an initial or subsequent 60-day deferment period during which interest continues to accrue and is added to the principal balance each month, while certain fees continue to be waived. Customers are limited to an initial deferment period and one subsequent deferment period. For a discussion of the impact of the COVID-19 pandemic and responses to the pandemic, including the client assistance program, on the Trust Portfolio, see “Risk Factors—Business Risks Relating to WFBNA’s Credit Card Business—The COVID-19 pandemic has adversely impacted, and may continue to adversely impact, cardholder use, payment patterns and the performance of the credit card receivables, which may impact the timing and amount of collections and could result in accelerated, delayed or reduced payments on your notes.”

Interchange

Credit card issuers participating in the Visa, Mastercard and American Express payment networks receive certain fees called interchange as partial compensation for taking credit risk, absorbing fraud losses, funding receivables and servicing cardholders for a limited period prior to initial billing. Under the Visa, Mastercard and American Express rules and regulations, interchange in connection with cardholder charges for merchandise and services is collected by either Visa, Mastercard or American Express systems and subsequently paid to the credit card-issuing banks. The amount of interchange fees charged to merchants may be changed by the applicable card payment networks. The percentage of the interchange attributed to cardholder charges for merchandise and services in the accounts designated to the issuing entity will be transferred to the issuing entity. In the event WFBNA cannot determine whether any amount of interchange is attributed to cardholder charges for merchandise and services in the accounts designated to the issuing entity, such unassigned interchange will be allocated on the basis of the percentage equivalent to the ratio of the amount of net sales charges in the accounts designated to the issuing entity to the total amount of net sales charges for all revolving credit card accounts in WFBNA’s portfolio, in each case for such month. This percentage is an estimate of the actual unassigned interchange paid to WFBNA from time to time in respect of the accounts and may be greater or less than the actual amount of unassigned interchange.

Receivables Transfer and Servicing Agreements Generally

WFBNA originates and owns credit card accounts from which it has sold, and may continue to sell, certain receivables to Funding. These receivables have been, and will be, sold pursuant to a receivables purchase agreement between WFBNA and Funding. As described below under “The Transfer Agreement—The Receivables” and “—Addition of Issuer Assets,” Funding has the right (or in certain circumstances, the obligation) to designate to the issuing entity from time to time, additional credit card accounts for the related receivables to be included as receivables transferred to the issuing entity. Funding will convey to the issuing entity its interest in all receivables of such additional credit card accounts, whether such receivables are then existing or thereafter created, pursuant to the transfer agreement.

WFBNA has agreed to service the receivables on behalf of Funding pursuant to a servicing agreement among WFBNA, Funding, and the issuing entity. See “The Servicing Agreement.”

The Receivables Purchase Agreement

The following discussion summarizes the material terms of the receivables purchase agreement between among WFBNA and Funding which provides for, among other things, the sale by WFBNA to Funding of credit card receivables in designated accounts.

Sale of Receivables

WFBNA is the owner of the accounts which generate the receivables that are purchased by the transferor pursuant to the receivables purchase agreement between WFBNA and Funding and then transferred by Funding to the issuing entity pursuant to the transfer agreement. In connection with the sale of receivables to Funding, WFBNA has:

●

filed appropriate UCC financing statements to evidence the sale to Funding and to perfect Funding’s right, title and interest in those receivables and has delivered copies of such UCC financing statements to Funding; and

●	indicated in its computer files that the receivables have been sold to Funding.

Pursuant to the receivables purchase agreement:

●

WFBNA sold all of its right, title and interest in the receivables existing in the initial accounts existing on the Closing Date and receivables arising thereafter in those accounts, in each case including all interchange, insurance proceeds and recoveries allocable to such receivables, all monies due or to become due, all amounts received or receivable, all collections and all proceeds, each as it relates to such receivables; and

●

WFBNA will sell all of its right, title and interest in the receivables existing in the additional accounts existing on the date of designation for inclusion in the issuing entity and receivables arising thereafter in those accounts, in each case including all interchange, insurance proceeds and recoveries, all monies due or to become due, all amounts received or receivable, all collections and all proceeds, each as it relates to such receivables.

Pursuant to the transfer agreement, those receivables are then transferred immediately by Funding, subject to certain conditions, to the issuing entity, and Funding has assigned to the issuing entity its rights under the receivables purchase agreement.

Representations and Warranties

In the receivables purchase agreement, WFBNA represents and warrants to Funding to the effect that, among other things:

●	it is validly existing in good standing under the applicable laws of the applicable jurisdiction and has full power and authority to own its properties and conduct its business;

●

the execution and delivery of the receivables purchase agreement and the performance of the transactions contemplated by that document will not conflict with or result in any breach any material term of, or cause a material default under any agreement to which WFBNA is a party or by which its properties are bound and will not conflict with or violate any requirements of law applicable to WFBNA, which conflict, breach, or violation is likely to materially and adversely affect WFBNA’s ability to perform under the receivables purchase agreement; and

●

all governmental authorizations, licenses, consents, and orders required to be obtained by WFBNA in connection with the execution and delivery of, and the performance of the receivables purchase agreement have been obtained.

Repurchase Obligations

In the receivables purchase agreement, WFBNA makes the following representations and warranties, among others:

●

as of the Closing Date with respect to the initial accounts, and as of the date of designation for sale to Funding with respect to additional accounts, the list of accounts identifies all accounts the receivables of which are to be sold by WFBNA to Funding;

●	each receivable conveyed to Funding has been conveyed free and clear of any lien or encumbrance, other than liens for municipal and other local taxes;

●

all government authorizations, consents, licenses, approvals, authorizations, registrations or declarations required in connection with WFBNA’s sale of receivables to Funding have been duly obtained, effected or given and are in full force and effect;

●	as of the designated date upon which representations are effective, each account is an Eligible Account;

●

as of the Closing Date, each receivable then existing in an initial account is an Eligible Receivable and, on the related Addition Date, each receivable then existing in the related additional account is an Eligible Receivable; and

●	as of the date of the creation of any new receivable sold to Funding by WFBNA, such receivable is an Eligible Receivable.

Similar representations and warranties are made by Funding under the transfer agreement. The receivables purchase agreement provides that if WFBNA breaches any of the representations and warranties described above and, as a result, Funding is required under the transfer agreement to accept a reassignment of the related ineligible receivables transferred to the issuing entity by Funding, then WFBNA will accept reassignment of such ineligible receivables and pay to Funding an amount equal to the unpaid balance of such ineligible receivables. For a description of Funding’s obligations under the transfer agreement to accept reassignment of ineligible receivables transferred to the issuing entity by Funding and how the issuing entity is compensated in such cases, see “The Transfer Agreement—Representations and Warranties.”

Reassignment of Other Receivables

WFBNA also represents and warrants in the receivables purchase agreement that (a) the receivables purchase agreement and any supplemental conveyances each constitute a legal, valid and binding obligation of WFBNA and (b) the receivables purchase agreement and any supplemental conveyance constitute a valid sale and assignment to Funding of the related receivables, and that the sale is perfected under the applicable UCC.

If either of the representations described in (a) or (b) of the preceding paragraph is not true and correct in any material respect and as a result of such breach Funding is required under the transfer agreement to accept a reassignment of all of the receivables previously sold to it by WFBNA pursuant to the receivables purchase agreement, WFBNA will accept a reassignment of those receivables. If WFBNA is required to accept reassignment under the preceding paragraph, WFBNA will pay to Funding an amount equal to the unpaid balance of the reassigned receivables. For a description of Funding’s obligations under the transfer agreement to accept reassignment of reassigned receivables transferred to the issuing entity by Funding and how the issuing entity is compensated in such cases, see “The Transfer Agreement—Representations and Warranties.”

Amendments

The receivables purchase agreement may be amended by WFBNA and Funding without consent of any noteholders. No amendment, however, may be effective unless (i) Funding has given prior written notice of the amendment to the issuing entity, the indenture trustee, and each note rating agency and (ii) the Rating Agency Condition has been satisfied with respect to such amendment.]

Termination

The receivables purchase agreement will terminate upon either (a) the termination of the issuing entity under the trust agreement, or (b) an amendment to the transfer agreement to replace Funding as transferor under the transfer agreement. In addition, if an Insolvency Event occurs with respect to WFBNA, WFBNA will cease to transfer receivables to Funding and promptly give notice of that event to Funding, the issuing entity and the indenture trustee.

The Transfer Agreement

The following discussion summarizes the material terms of the transfer agreement, between Funding, as transferor, and the issuing entity, as issuer, which provides for, among other things, the sale by the transferor to the issuing entity of credit card receivables in designated accounts.

The Receivables

The Trust Portfolio consists of receivables that arise in credit card accounts selected from the Representative Portfolio on the basis of criteria set forth in the transfer agreement as applied on the Closing Date as to the initial accounts or, for additional accounts, as of the date of their designation. The receivables held by the issuing entity may include receivables that are contractually delinquent. Funding will have the right (subject to certain limitations and conditions set forth therein), and in some circumstances will be obligated, to designate from time to time additional eligible revolving credit card accounts to be included as accounts and to transfer to the issuing entity all receivables of such additional accounts, whether such receivables are then existing or thereafter created.

Funding, as transferor, will be required to designate additional credit card accounts, to the extent available:

(a)

to maintain the Transferor Interest so that, during any period of 30 consecutive days, the Transferor Interest averaged over that period (based on the Transferor Interest as of each date of processing during that period and the number of dates of processing during that period) equals or exceeds the Minimum Transferor Interest for the same period; and

(b)

to maintain, and as measured on each record date, an aggregate amount of principal receivables equal to or greater than the Minimum Aggregate Principal Receivables. Any additional credit card accounts designated by Funding must meet certain eligibility requirements on the date of designation.

Funding’s obligation to maintain the Transferor Interest so that it equals or exceeds the Minimum Transferor Interest and WFBNA’s obligation to comply with the U.S. risk retention rules are independent obligations and are determined differently. See “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—WFBNA and Affiliates—Credit Risk Retention” for a description of WFBNA’s obligation to comply with the U.S. risk retention rules and how its baseline risk retention requirement is determined.

Funding also has the right (subject to certain limitations and conditions) to require the issuing entity to reconvey all receivables in credit card accounts designated by Funding for removal, whether such receivables are then existing or thereafter created. Once a credit card account is removed, receivables existing or arising under that credit card account are not transferred to the issuing entity.

Throughout the term of the issuing entity, the credit card accounts from which the receivables arise will be the credit card accounts designated by Funding on the Closing Date plus any additional credit card accounts minus any removed credit card accounts. Funding will represent and warrant to the issuing entity that, as of the date receivables are conveyed to the issuing entity, such receivables meet certain eligibility requirements. See “—Representations and Warranties” below.

With 30 days’ prior written notice to the servicer, the issuing entity and each note rating agency, Funding may designate a date (referred to as the discount option date) upon which a percentage or percentages (any such percentage is referred to as the discounted percentage), which may be a fixed percentage or a variable percentage based on a formula, of all principal receivables to be treated on and after such designation, or for the period specified, as finance charge receivables. On or after a discount option date, Funding may increase, reduce, extend or withdraw the discounted percentage, at any time and from time to time, without notice to or the consent of any noteholder, provided Funding shall provide prior written notice of such modification of the discounted percentage to the servicer, the issuing entity and each note rating agency at least 30 days prior to the effectiveness of such change. The designation of a discounted percentage, or any increase to, reduction of, extension of, or withdrawal of such discounted percentage, will not become effective on the date specified in such notice unless, on or prior to such date, Funding has delivered to the issuing entity a certificate of a responsible officer of Funding affirming that:

●

the designation of, increase to, reduction of, extension of, or withdrawal of the discounted percentage, in the reasonable belief of Funding, will not cause an Early Redemption Event to occur or cause an event which with notice or the lapse of time or both would constitute an Early Redemption Event; and

●	the Rating Agency Condition has been satisfied.

After satisfaction of these conditions, (i) Funding will apply the new discounted percentage to all existing and newly-generated principal receivables in the specified accounts to which the discounted percentage is to be applied and (ii) in processing collections of principal receivables of such specified accounts, the product of the discounted percentage and the collections of principal receivables will be referred to as discount option receivables collections and such discount option receivables collections will be treated as collections of finance charge receivables.

Conveyance of Receivables

Pursuant to the transfer agreement, Funding has assigned to the issuing entity its interest in all receivables existing in the initial accounts, as of the Closing Date, and has assigned and will assign its interest in all of the receivables in the additional accounts, as of the related account addition date. In addition, Funding has assigned to the issuing entity all of its interest in all receivables thereafter created under such accounts, all interchange, recoveries and insurance proceeds allocable to those receivables, and the proceeds of all of the foregoing.

[In connection with each previous transfer of the receivables to the issuing entity, Funding has indicated, and in connection with each subsequent transfer of receivables to the issuing entity,] Funding will indicate, in its computer files that the receivables have been conveyed to the issuing entity. In addition, Funding [has provided or] will provide to the issuing entity an account schedule in the form of computer files or another tangible or electronic medium, identifying each credit card account to be transferred by cardholder account number and by total outstanding balance on the date of transfer. WFBNA, as servicer, will not deliver to the issuing entity any records or agreements relating to the credit card accounts or the receivables.

Except as stated above, the records and agreements relating to the credit card accounts and the receivables in the issuing entity maintained by Funding or the servicer are not and will not be segregated by Funding or the servicer from other documents and agreements relating to other credit card accounts and receivables and are not and will not be stamped or marked to reflect the transfer of the receivables to the issuing entity. However, the computer records of WFBNA are marked to evidence the transfer of the receivables to Funding and the computer records of Funding are marked to evidence the transfer of the receivables to the issuing entity. WFBNA has filed Uniform Commercial Code financing statements for the transfer of the receivables to Funding, as transferor, and Funding has filed Uniform Commercial Code financing statements for the transfer of the receivables to the issuing entity. In the case of the transfer of the receivables from WFBNA to Funding, such financing statements must meet the requirements of South Dakota state law. In the case of the transfer of the receivables from Funding to the issuing entity, such financing statements must meet the requirements of New York state law.

Addition of Issuer Assets

As described above under “—The Receivables,” Funding has the right (or in certain circumstances, the obligation) to designate to the issuing entity, from time to time, additional credit card accounts for the related receivables to be included as receivables transferred to the issuing entity. Funding will convey to the issuing entity its interest in all receivables of such additional credit card accounts, whether such receivables are then existing or thereafter created.

Each additional account must be an Eligible Account at the time of its designation. However, additional credit card accounts may not be of the same credit quality as other credit card accounts transferred to the issuing entity. Additional credit card accounts may have been originated by WFBNA using credit criteria different from those which were applied by WFBNA to the other credit card accounts transferred to the issuing entity. For example, additional credit card accounts may have been acquired by WFBNA from an institution which may have had different credit criteria. See “WFBNA’s Credit Card Activities—Underwriting Procedures” for a description of the credit criteria used to originate accounts comprising the Trust Portfolio.

A conveyance by Funding to the issuing entity of receivables in additional credit card accounts is subject to the following conditions, among others:

●

Funding shall give the issuing entity, the indenture trustee, each note rating agency and the servicer written notice that such additional accounts will be included, which notice shall specify the approximate aggregate amount of the receivables or interests therein to be transferred;

●

Funding shall have delivered to the issuing entity a written assignment as provided in the transfer agreement, and Funding shall have delivered to the issuing entity, the indenture trustee, and the servicer a computer file or microfiche list, dated as of the Addition Date, containing a true and complete list of such additional accounts transferred to the issuing entity;

●	Funding shall represent and warrant that:

—	as of the designated date upon which representations are effective, each account is an Eligible Account;

—	as of the Addition Date, each receivable then existing in the related additional account is an Eligible Receivable;

—

on the designated date upon which representations are effective, no selection procedures believed by Funding to be materially adverse to the interests of the noteholders were utilized in selecting the additional credit card accounts; and

—	as of the Addition Date, Funding is not insolvent;

●

Funding shall deliver certain opinions of counsel with respect to the transfer of the receivables in the additional credit card accounts to the issuing entity and the indenture trustee (with a copy to each note rating agency); and

●	where the additional credit card accounts are greater than the Maximum Addition Amount for the related three-month period, the Rating Agency Condition shall have been satisfied.

As used above, the term “Maximum Addition Amount” means, for any Addition Date, the number of accounts originated by WFBNA and designated as additional accounts without satisfaction of the Rating Agency Condition which would either:

●

for any three consecutive months be equal to the product of (i) 15% and (ii) the number of accounts designated to the issuing entity as of the first day of the calendar year during which such months commence; or

●	for any twelve-month period be equal to the product of (i) 20% and (ii) the number of accounts designated to the issuing entity as of the first day of such twelve-month period.

However, if the aggregate principal balance in the additional accounts specified above, as the case may be, exceeds either (y) the product of (i) 15% and (ii) the aggregate amount of principal receivables determined as of the first day of the third preceding month minus the aggregate amount of principal receivables as of the date each such additional account was designated to the issuing entity in all of the accounts owned by the transferor that have been designated as additional accounts since the first day of the third preceding month, or (z) the product of (i) 20% and (ii) the aggregate amount of principal receivables determined as of the first day of the calendar year in which such Addition Date occurs minus the aggregate amount of principal receivables as of the date each such additional account was designated to the issuing entity in all of the accounts owned by WFBNA that have been designated as additional accounts since the first day of such calendar year, the Maximum Addition Amount will be an amount equal to the lesser of the aggregate amount of principal receivables specified in either clause (y) or (z).

Removal of Accounts

Funding may, but shall not be obligated to, designate from time to time certain credit card accounts to be removed accounts, all receivables in which shall be subject to removal from the issuing entity. Funding will be permitted to designate and require reassignment to it of the receivables from removed accounts only upon satisfaction of the following conditions, among others:

●	the removal of any receivables of any removed accounts shall not, in the reasonable belief of Funding, cause an Early Redemption Event to occur;

●

Funding shall have delivered to the issuing entity for execution a written assignment and to the issuing entity, the indenture trustee, and the servicer, an updated account list, dated as of the Removal Date, containing a true and complete list of all removed accounts identified by account number and the aggregate amount of the receivables in such removed accounts;

●

Funding shall represent and warrant that it has not used any selection procedures believed by Funding to be materially adverse to the interests of the holders of any series of notes issued and outstanding by the issuing entity in selecting the related removed accounts;

●	the Rating Agency Condition shall have been satisfied;

●

the Transferor Interest as a percentage of the aggregate amount of principal receivables of the accounts then existing in the issuing entity less the aggregate amount of principal receivables of the removed accounts shall not be less than the Minimum Transferor Interest on the date of such removal;

●

the aggregate amount of principal receivables of the accounts then existing in the issuing entity less the aggregate amount of principal receivables of the removed accounts shall not be less than the Minimum Aggregate Principal Receivables; and

●	Funding shall have delivered to the issuing entity an officer’s certificate confirming the items set forth above.

Funding will also be permitted, at any time, to designate as a removed account without the consent of the issuing entity, the indenture trustee, noteholders, or rating agencies, and without having to satisfy the conditions described above, any account that has a zero balance and which Funding removes from its computer file.

Representations and Warranties

Funding has made in the transfer agreement certain representations and warranties to the issuing entity to the effect that, among other things:

●	as of the issuance date, Funding is duly incorporated and in good standing and that it has the authority to consummate the transactions contemplated by the transfer agreement; and

●	as of the date of the designation of the related accounts to the issuing entity, each account is an Eligible Account.

Funding has also made representations and warranties to the issuing entity relating to the receivables sold to the issuing entity to the effect that, among other things:

●	as of the date of designation of the related account to the Trust Portfolio, each of the receivables then existing in such account is an Eligible Receivable; and

●

as of the date of designation of the related account to the Trust Portfolio, each receivable then existing in such account was transferred to the issuing entity free and clear of any lien (except for certain tax, governmental or other nonconsensual liens).

In the event of a breach of any representation and warranty set forth in the preceding paragraph, within 60 days, or such longer period (not to exceed 120 days) as may be agreed to by the issuing entity, of the earlier to occur of the discovery of such breach by Funding or WFBNA, as applicable, or receipt by Funding of written notice of such breach given by the issuing entity or the indenture trustee (acting at the direction of the majority holders of all series of notes), or, for certain breaches relating to prior liens, immediately upon the earlier to occur of such discovery or notice and if as a result of such breach, the receivables in the accounts of the issuing entity are charged-off as uncollectible, the issuing entity’s rights in, to or under the receivables or their proceeds are impaired or the proceeds of such receivables are not available for any reason to the issuing entity free and clear of any lien (except for certain tax, governmental and other nonconsensual liens), then Funding will be obligated to accept reassignment of each related principal receivable as an ineligible receivable. Such reassignment will not be required to be made, however, if, on any day within the applicable period, or such longer period, the representations and warranties shall then be true and correct in all material respects.

Funding will accept reassignment of each applicable ineligible receivable by directing the servicer to deduct the amount of each such ineligible receivable from the aggregate amount of principal receivables used to calculate the Transferor Interest, thereby reducing Funding’s interest in the issuing entity. In the event that the exclusion of an ineligible receivable from the calculation of the Transferor Interest would cause the Transferor Interest to be a negative number, on the date of reassignment of such ineligible receivable Funding shall make a deposit in the collection account in immediately available funds in an amount equal to the amount by which the Transferor Interest would be reduced below zero. Any such deduction or deposit shall be considered a repayment in full of the ineligible receivable. The obligation of Funding to accept reassignment of any ineligible receivable transferred to the issuing entity is the sole remedy respecting any breach of the representations and warranties made by Funding with respect to receivables transferred to the issuing entity relating to that receivable available to the noteholders or the indenture trustee on behalf of noteholders.

Funding has also represented and warranted to the issuing entity to the effect that, among other things, as of the Closing Date and each subsequent closing date for the issuance of any notes:

●	the receivables purchase agreement and the transfer agreement each constitutes a legal, valid and binding obligation of Funding; and

●	the transfer of receivables by it to the issuing entity under the transfer agreement will constitute either:

—	a valid sale to the issuing entity of receivables; or

—	the grant of a security interest in such receivables to secure payment or performance of an obligation in favor of the issuing entity, and that sale or security interest is perfected.

In the event of a breach of any of the representations and warranties described in the preceding paragraph, the issuing entity or the indenture trustee (acting at the direction of the majority holder of all series of notes) may direct Funding to accept reassignment of the Trust Portfolio within 60 days of such notice, or within such longer period specified in such notice. Funding will be obligated to accept reassignment of such receivables in the issuing entity on a Distribution Date occurring within such applicable period. Such reassignment will not be required to be made, however, if at any time during such applicable period, or such longer period, the representations and warranties shall then be true and correct in all material respects. The deposit amount for such reassignment will be equal to:

●	the Adjusted Outstanding Dollar Principal Amount of all notes outstanding on such Transfer Date; plus

●	the monthly interest target with respect to the immediately preceding monthly period; plus

●

due and unpaid Investor Servicing Fee owed to the servicer, or any other fees and expenses of the indenture trustee payable by the issuing entity, each after giving effect to any deposits and distributions otherwise to be made on such Transfer Date; plus

●	any due and unpaid Investor Servicing Fee owed to the servicer (in excess of any amounts owed to the servicer under the immediately preceding sentence).

The payment of this reassignment deposit amount and the transfer of all other amounts deposited for the preceding month in the distribution account will be considered a payment in full of the notes for each such series required to be repurchased and will be distributed upon presentation and surrender of the notes for each such series. If the issuing entity or indenture trustee gives a notice as provided above, the obligation of Funding to make any such deposit will constitute the sole remedy respecting a breach of the representations and warranties available to the issuing entity.

It is not required or anticipated that the indenture trustee will make any initial or periodic general examination of the receivables or any records relating to the receivables for the purpose of establishing the presence or absence of defects, compliance with Funding’s representations and warranties, or for any other purpose. Funding, however, will deliver to the issuing entity and the indenture trustee, on or before [March 31] of each year, an opinion of counsel with respect to the validity of the security interest of the issuing entity in and to the receivables and certain other components of the issuing entity.

In addition, as more particularly described under “Requirements for SEC Shelf Registration—Asset Representations Review,” once both the delinquency trigger and the voting trigger have been met, the asset representations reviewer will conduct a review of receivables in the Trust Portfolio that are 60 or more days delinquent, and the related credit card accounts, for compliance with certain representations and warranties concerning those receivables made in the transfer agreement and the receivables purchase agreement. The objective of the review process is to independently identify noncompliance with a representation or warranty concerning the receivables. The asset representations reviewer will provide a final report setting out the findings and conclusions of its review to the issuing entity and the servicer, and the servicer will provide that report to Funding. Funding will investigate any findings of noncompliance contained in the asset representations reviewer’s final report and make a determination regarding whether any such noncompliance constitutes a breach of any contractual provision of any transaction agreement. If Funding determines that a breach has occurred, it will provide notice to WFBNA and the issuing entity.

Amendments to the Transfer Agreement

The issuing entity and Funding may amend the transfer agreement at any time, provided that prior notice is given to each note rating agency then rating any outstanding series, class, or tranche of notes and Funding delivers an issuer tax opinion to the issuing entity and the indenture trustee. Furthermore, prior to any modification, alternation, or amendment, at least one of the following conditions is satisfied with respect to all series, classes, or tranches of notes outstanding:

●

the issuing entity receives (i) an officer’s certificate of Funding to the effect that Funding reasonably believes that such modification, alteration, or amendment will not have an adverse effect and (ii) the Rating Agency Condition has been satisfied with respect to such modification, alteration, or amendment;

●

the issuing entity receives consent of noteholders evidencing more than 66 2/3% of the outstanding dollar principal amount of all affected series, classes, or tranches of notes for which the conditions in the immediately preceding paragraph have not been satisfied; provided that it shall not be necessary for the consent of noteholders to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance of the proposed amendment; or

●

if such modification, alteration, or amendment is to facilitate compliance with any change in law or regulation applicable to Funding, servicer, issuing entity, indenture trustee or the transactions described in the transfer agreement, the issuing entity receives an officer’s certificate of Funding to the effect that Funding reasonably believes that such modification, alteration, or amendment is required to facilitate compliance with such change in law or regulation.

Any amendments regarding the addition to or removal of Receivables from the issuing entity, executed in accordance with the provisions of the transfer agreement, will amend the transfer agreement but will not require satisfaction of the conditions specified above.

Termination of the Transfer Agreement

The transfer agreement and the respective obligations of the issuing entity and Funding shall terminate on the date on which the issuing entity is dissolved in accordance with the trust agreement.

The Servicing Agreement

WFBNA, as servicer, is primarily responsible for receiving and processing collections on the receivables. Collections on the Trust Portfolio are primarily deposited into lockbox accounts owned by WFBNA prior to the deposit of such collections into trust accounts. See “WFBNA’s Credit Card Activities” for a description of WFBNA’s securitization experience.

Collection and Other Servicing Procedures

The servicer will be responsible for servicing and administering the receivables in accordance with the servicer’s policies and procedures for servicing credit card receivables comparable to the receivables. WFBNA has been servicing credit card receivables in connection with securitizations since the 1960s. See “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—WFBNA and Affiliates” for a discussion of WFBNA. Servicing activities to be performed by the servicer include collecting and recording payments, communicating with cardholders, investigating payment delinquencies, evaluating the increase of credit limits and the issuance of credit cards, providing billing and tax records to cardholders and maintaining internal records for each account. Managerial and custodial services performed by the servicer on behalf of the issuing entity include providing assistance in any inspections of the documents and records relating to the accounts and receivables by the issuing entity pursuant to the servicing agreement, maintaining the agreements, documents and files relating to the accounts and receivables as custodian for the issuing entity and providing related data processing and reporting services for noteholders of any series and on behalf of the issuing entity.

If WFBNA became insolvent, a Servicer Default would occur. If a Servicer Default occurs, WFBNA could be removed as servicer for the issuing entity and a successor servicer would be appointed. See “—Servicer Default” below for more information regarding the appointment of a successor servicer.

Pursuant to the servicing agreement, WFBNA, as servicer, has the right to delegate its duties as servicer to any person who agrees to conduct such duties in accordance with WFBNA’s lending guidelines. However, such delegation would not relieve WFBNA of its obligations as servicer under the servicing agreement.

The servicer will be required to maintain fidelity bond coverage insuring against losses through wrongdoing of its officers and employees who are involved in the servicing of credit card receivables covering such actions and in such amounts as the servicer believes to be reasonable from time to time.

The servicer may not resign from its obligations and duties under the servicing agreement, except upon determination that performance of its duties is no longer permissible under applicable law and there are no reasonable actions the servicer could take to make its performance permissible. No such resignation will become effective until the indenture trustee or a successor to the servicer has assumed the servicer’s responsibilities and obligations under the servicing agreement.

Termination of the Servicing Agreement

The servicing agreement and the respective obligations and responsibilities of the issuing entity and the servicer shall terminate on the date on which the issuing entity is terminated in accordance with the trust agreement.

Servicing Compensation, Calculation Agent and Payment of Expenses

The servicer is entitled to receive a monthly servicing fee as compensation for its servicing activities under the servicing agreement, for serving as calculation agent pursuant to terms documents relating to certain floating rate note issuances and as reimbursement for its expenses as set forth in the immediately following paragraph. The servicing fee with respect to each month is equal to one-twelfth of the product of (i) 2.00% and (ii) the average amount of principal receivables during the prior monthly period. The share of the servicing fee allocable to the notes, called the Investor Servicing Fee (the “Investor Servicing Fee”), will equal one-twelfth of the product of (i) 2.00% and (ii) the Weighted Average Available Funds Allocation Amount for the month preceding such Transfer Date. The remainder of the servicing fee will be allocable to the Transferor Interest. Initially, while WFBNA is the servicer and the calculation agent, the servicing fee is intended to compensate WFBNA for both its roles as servicer and as calculation agent. Neither the issuing entity, the indenture trustee, the paying agent, the note registrar nor the noteholders of any series, class, or tranche of notes will have any obligation to pay the portion of the servicing fee allocable to the Transferor Interest.

The servicer interchange for any month for which WFBNA or the indenture trustee is the servicer will be an amount equal to the portion of collections of finance charge receivables allocated to the WFCardSeries for such month that is attributable to interchange; provided, that servicer interchange for a month will not exceed one-twelfth of the product of (i) the Weighted Average Floating Allocation Investor Interest for WFCardSeries for such month and (ii) 0.75%. In the case of any insufficiency of servicer interchange on deposit in the finance charge account, a portion of the Investor Servicing Fee allocable to WFCardSeries for such month will not be paid to the extent of such insufficiency and in no event shall the issuing entity or the transferor be liable for the share of the servicing fee to be paid out of servicer interchange.

In addition to the servicer interchange, the portion of the Investor Servicing Fee allocable to WFCardSeries for any Transfer Date (the “Net Servicing Fee”), is equal to one-twelfth of the product of (i) the Weighted Average Floating Allocation Investor Interest for WFCardSeries and (ii) 1.25%, or if WFBNA or the indenture trustee is not the servicer, 2.00%.

In connection with servicing the receivables, and performing the duties of calculation agent, the servicer and calculation agent may incur certain expenses. The Investor Servicing Fee that is paid to the servicer is intended, in part, to compensate the servicer and calculation agent for these expenses. The servicer will pay from its servicing compensation these expenses which may include, without limitation, payment of the reasonable fees of and reimbursement of reasonable disbursements by the indenture trustee, the paying agent, the note registrar and independent certified public accountants and other fees which are not expressly stated in the servicing agreement, the trust agreement or the indenture to be payable by the issuing entity or the noteholders other than federal, state and local income and franchise taxes, if any, of the issuing entity. See the chart entitled “Fees and Expenses Payable from WFCardSeries Available Funds and WFCardSeries Available Principal Amounts.”

Certain Matters Regarding the Servicer

The servicing agreement provides that the servicer will indemnify the issuing entity and each of the indenture trustee, the owner trustee, the paying agent and the note registrar from and against any loss, liability, expense, damage or injury suffered or sustained by such entity by reason of any acts or omissions or alleged acts or omissions of the servicer with respect to its duties under the servicing agreement. The servicer, however, will not indemnify such entity:

●	for liabilities imposed by reason of fraud, negligence, or willful misconduct by such person;

●	for liabilities arising from actions taken by such person;

●

for any losses, claims, damages or liabilities incurred by such person in its capacity as investor, including without limitation, losses incurred as a result of defaulted receivables or receivables which are written off as uncollectible; or

●

for any liabilities, costs or expenses of such person arising under any tax law, including without limitation, any federal, state, local or foreign income or franchise tax or any other tax imposed on or measured by income (or any interest or penalties with respect thereto or arising from a failure to comply therewith) required to be paid by such person in connection with the servicing agreement to any taxing authority.

None of the servicer or any of its respective directors, officers, employees or agents will be under any liability to the issuing entity, the indenture trustee, the noteholders or any other person for any action taken, or for refraining from taking any action, in good faith pursuant to the servicing agreement. None of the servicer or any of its respective directors, officers, employees or agents will be protected against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence of the servicer or any such person in the performance of their duties or by reason of reckless disregard of obligations and duties thereunder. In addition, the servicing agreement provides that the servicer is not under any obligation to appear in, prosecute or defend any legal action which is not incidental to its servicing responsibilities under the servicing agreement and which in its opinion may expose it to any expense or liability.

Any person into which, in accordance with the servicing agreement, the servicer may be merged or consolidated or any person resulting from any merger or consolidation to which the servicer is a party, or any person succeeding to the business of the servicer, upon execution of a supplement to the servicing agreement and delivery of an opinion of counsel with respect to the compliance of the transaction with the applicable provisions of the servicing agreement, will be the successor to the servicer, as the case may be, under the servicing agreement.

Servicer Default

In the event of any Servicer Default that has not been remedied, the issuing entity may, if directed by the indenture trustee (acting at the direction of the noteholders of not less than 66 2/3% of the outstanding dollar principal amount of the notes for all series), by written notice to the issuing entity, may terminate all of the rights and obligations of the servicer under the servicing agreement and the issuing entity may appoint a new servicer. The issuing entity shall as promptly as possible appoint a successor servicer. The successor servicer may be an entity which, at the time of its appointment as successor servicer, (1) services a portfolio of consumer revolving credit card accounts or other consumer revolving credit accounts, (2) is legally qualified and has the capacity to service the Receivables, (3) is qualified (or licensed) to use the software that the servicer is then currently using to service the Receivables or obtains the right to use, or has its own, software which is adequate to perform its duties under the servicing agreement, (4) has the ability to professionally and competently service a portfolio of similar accounts in accordance with customary standards of skill and care, and (5) has a net worth of at least $50,000,000 as of the end of its most recent fiscal quarter. The successor servicer shall accept its appointment by written instrument acceptable to the issuing entity. See “ —Servicing Compensation and Payment of Expenses” above for a discussion of the servicing fee.

Because WFBNA, as servicer, has significant responsibilities for the servicing of the receivables, the issuing entity may have difficulty finding a suitable successor servicer. Potential successor servicers may not have the capacity to adequately perform the duties required of a successor servicer or may not be willing to perform such duties for the amount of the servicing fee currently payable under the servicing agreement.

Upon the occurrence of any Servicer Default and the delivery of a written termination notice to the servicer, the servicer shall continue to perform all servicing functions under the servicing until the removal date stated in such termination notice (or otherwise agreed with the issuing entity). The issuing entity shall notify each note rating agency of such removal of the servicer.

Certain delays or performance failures, that would otherwise constitute a servicer default, may take longer to trigger a servicer default if such delay or failure is due to certain force majeure causes such as acts of god, nature, or war. Even though such a delay or performance failure may not yet cause a servicer default, the servicer shall not be relieved from using its best efforts to perform its obligations in a timely manner in accordance with the terms of the servicing agreement. The servicer is required to provide the issuing entity prompt notice of such failure or delay by it, together with a description of the cause of such failure or delay and its efforts to perform its obligations.

In the event of a Servicer Default, if a conservator or receiver is appointed for the servicer and no Servicer Default other than such conservatorship or receivership or the insolvency of the servicer exists, the conservator or receiver may have the power to prevent either the issuing entity or the majority of the noteholders from effecting a service transfer. See “Risk Factors—Other Legal and Regulatory Risks— WFBNA is subject to regulatory supervision and regulatory action could result in losses or delays in payment” in this prospectus.

Evidence as to Compliance

The fiscal year for the issuing entity will end on December 31 of each year. The servicer will deliver the following documents to the issuing entity, Funding, the indenture trustee, and each note rating agency, and, if required, will file such documents with the SEC as part of an annual report on Form 10-K filed on behalf of the issuing entity:

●

a report regarding the servicer’s assessment of compliance during the preceding fiscal year with applicable servicing criteria set forth in relevant SEC regulations with respect to asset-backed securities transactions taken as a whole involving the servicer that are backed by the same types of assets as those backing the notes;

●

with respect to each assessment report described immediately above, a report of a registered public accounting firm reasonably acceptable to the issuing entity that attests to, and reports on, the assessment of compliance made by the servicer and delivered pursuant to the preceding paragraph; and

●	a servicer compliance certificate, signed by a responsible officer of the servicer, to the effect that:

—	a review of the servicer’s activities during the reporting period and of its performance under the servicing agreement has been made under such officer’s supervision; and

—

to the best of such officer’s knowledge, based on such review, the servicer has fulfilled all of its obligations under the servicing agreement in all material respects throughout the reporting period or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

The servicer’s obligation to deliver any servicing assessment report or attestation report and, if required, to file the same with the SEC, is limited to those reports prepared by the servicer and, in the case of reports prepared by any other party, those reports actually received by the servicer.

Except as described above or as described elsewhere in this prospectus, there will not be any independent verification that any duty or obligation to be performed by any transaction party—including the servicer—has been performed by that party.

In addition to the periodic reports otherwise required to be filed on behalf of the issuing entity with the SEC pursuant to the Securities Exchange Act of 1934, the issuing entity intends to file (or, at the election of the issuing entity, Funding will file), a report on Form 8-K with respect to any addition to the issuing entity of receivables in additional credit card accounts that would have a material effect on the composition of the assets of the issuing entity.

Rebates and Fraudulent Charges

If the servicer adjusts the amount of any principal receivable because of transactions occurring in respect of any rebate, refund, charge back, unauthorized charge, billing error to the related cardholder, or other adjustment (other than by reason of any Servicer error), then the Transferor Interest will be reduced by the amount of the adjustment. In addition, the Transferor Interest will be reduced as a result of transactions in respect of any principal receivable which was discovered as having been created through a fraudulent or counterfeit charge.

If the servicer makes a deposit into the collection account of a receivable that was received in the form of a check which is not honored for any reason or if the servicer makes a mistake in the amount of any deposit of any collection, then the servicer will appropriately adjust subsequent deposits into the collection account to reconcile the dishonored check or mistake. Any payment received in the form of a dishonored check is deemed not to have been paid.

Amendments to the Servicing Agreement

The issuing entity and the servicer may amend the servicing agreement at any time, provided that prior notice is given to each note rating agency then rating any outstanding series, class, or tranche of notes. Furthermore, prior to any modification, alternation, or amendment, at least one of the following conditions is satisfied with respect to all series, classes, or tranches of notes outstanding:

●

the issuing entity receives (i) an officer’s certificate of the servicer to the effect that the servicer reasonably believes that such modification, alteration, or amendment will not have an adverse effect and (ii) the Rating Agency Condition has been satisfied with respect to such modification, alteration, or amendment;

●

the issuing entity receives consent of noteholders evidencing more than 66 2/3% of the outstanding dollar principal amount of all affected series, classes, or tranches of notes for which the conditions in the immediately preceding paragraph have not been satisfied; provided that it shall not be necessary for the consent of noteholders to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance of the proposed amendment; or `

●

if such modification, alteration, or amendment is to facilitate compliance with any change in law or regulation applicable to the servicer, transferor, issuing entity, indenture trustee or the transactions described in the transfer agreement, the issuing entity receives an officer’s certificate of the servicer to the effect that the servicer reasonably believes that such modification, alteration, or amendment is required to facilitate compliance with such change in law or regulation.

promptly after execution of any amendment (other than an amendment for which an officer certificate was provided and the Rating Agency Condition had been fulfilled), the servicer shall give notice of the amendment’s substance to the indenture trustee, the paying agent, the note registrar, the noteholders and each note rating agency.

Requirements for SEC Shelf Registration

The SEC has adopted certain transaction requirements that we must satisfy in connection with each offering of notes (referred to as a takedown) from a shelf registration statement, including the offering of the Class [•](20[•]-[•]) notes. These transaction requirements include:

●

a requirement to file a certification by the chief executive officer (CEO) of the depositor at the time of each such takedown concerning the disclosure contained in the related prospectus and the structure of the securitization; and

●

a requirement that the underlying transaction agreements relating to each such takedown include certain provisions that are intended to help investors enforce repurchase obligations contained in those agreements, as follows:

—

a provision requiring the appointment of an asset representations reviewer to review certain receivables comprising the Trust Portfolio for compliance with representations and warranties about those receivables once a specified level of delinquencies and specified investor action has occurred;

—

a provision requiring specified dispute resolution procedures to address a repurchase request that remains unresolved more than 180 days after the request was made pursuant to the terms of the underlying transaction agreements; and

—

a provision to provide for the reporting of requests by investors in the notes to communicate with other investors in the notes in connection with the exercise of their rights under the terms of those securities.

In connection with these requirements for shelf registration, the transferor confirms that it has reasonable grounds to believe that it met the registrant requirements set forth in General Instruction I.A.1 to Form SF-3, as in effect on the shelf eligibility determination date, as of such date. The term “shelf eligibility determination date” refers to either (i) the initial filing date of the Form SF-3 shelf registration statement of which this prospectus forms a part or (ii) the ninetieth day after the end of the transferor’s most recent fiscal year, whichever is the most recent to have occurred prior to the date of this prospectus.

CEO Certification

The transferor, on behalf of the issuing entity, will file the CEO certification relating to the offering of the Class [•](20[•]-[•]) notes with the SEC under cover of Form 8-K on or before the date that the final prospectus is required to be filed, which is no later than the second business day following the date the final prospectus is first used. The certification is an expression of the CEO’s current belief only and is not a guarantee of the future performance of the receivables comprising the Trust Portfolio or the Class [•](20[•]-[•]) notes. Future developments, including developments relating to the risks and uncertainties disclosed in this prospectus, could adversely affect the performance of the receivables and the Class [•](20[•]-[•]) notes and could cause the CEO’s views on the matters addressed in the certification to change. The certification should not be construed as in any way mitigating or discounting those risks and uncertainties through the structuring of the securitization or otherwise. We undertake no obligation to update you if, as a result of facts or events arising after the date of this prospectus, the CEO’s views on the matters addressed in the certification were to change.

Asset Representations Review

General

In the receivables purchase agreement, WFBNA makes representations and warranties concerning the receivables that are transferred by WFBNA to Funding. In the transfer agreement, Funding makes representations and warranties concerning the receivables that are transferred by Funding to the issuing entity. Funding has also transferred and assigned to the issuing entity all of its rights under the receivables purchase agreement, including Funding’s rights to enforce the representations and warranties made by WFBNA, and the issuing entity has in turn transferred and assigned to the indenture trustee all of its rights under the receivables purchase agreement and the transfer agreement, including the issuing entity’s rights to enforce the representations and warranties made by WFBNA and Funding, respectively. See “The Receivables Purchase Agreement—Representations and Warranties” and “—Repurchase Obligations” and “The Transfer Agreement—Representations and Warranties.”

Clayton, a Delaware limited liability company, has been appointed as the asset representations reviewer under the asset representations review agreement. See “Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—Clayton Fixed Income Services LLC” for a description of Clayton. Under the terms of the asset representations review agreement, in certain limited situations described below, the asset representations reviewer is responsible for reviewing certain receivables comprising the Trust Portfolio, and the related credit card accounts, for compliance with representations and warranties concerning those receivables made in the transfer agreement and the receivables purchase agreement that, if breached, could give rise to an obligation to accept repurchase or reassignment of some or all of the receivables comprising the Trust Portfolio.

A review would be required upon the occurrence of both of the following trigger events:

●

first, the average for any three consecutive calendar months of the delinquency rates for receivables in the Trust Portfolio that are 60 or more days delinquent, measured as of the end of the related monthly periods, equals or exceeds the delinquency trigger rate, as that rate may be reviewed and adjusted from time to time as described under “—Delinquency Trigger” below (and subject to the additional requirements and conditions described under “—Delinquency Trigger” below); and

●

second, if that delinquency trigger has occurred, then the asset representations reviewer is directed by vote of the noteholders to perform a review, as follows (and subject to the additional requirements and conditions described under “—Voting Trigger” below):

—

within 90 days following the date on which it is reported in the issuing entity’s distribution report on Form 10-D that the delinquency trigger has occurred, noteholders holding at least 5% of the aggregate unpaid principal amount of the outstanding notes issued by the issuing entity submit a written petition to the issuing entity and the indenture trustee directing that a vote be taken on whether to initiate a review; and

—

if the requisite percentage of noteholders direct within the prescribed 90-day petition period that a vote be taken, then the indenture trustee will be required to conduct a solicitation of votes in accordance with the voting procedures described below and, in a vote in which an asset review quorum participates, noteholders holding more than 50% of the aggregate unpaid principal amount of notes casting a vote must direct that a review be undertaken.

Delinquency Trigger

For purposes of the delinquency trigger described above, the delinquency rate for any calendar month will be calculated as the ratio (expressed as a percentage) of the aggregate dollar amount of receivables in the Trust Portfolio that are 60 or more days delinquent to the aggregate dollar amount of all of the receivables in the Trust Portfolio, measured as of the end of the related monthly period. For purposes of this delinquency rate calculation, the aggregate dollar amount of receivables in the Trust Portfolio that are 60 or more days delinquent does not include receivables that are charged off as uncollectible.

In determining the delinquency trigger, including the delinquency trigger rate, we sought to identify a circumstance when rising delinquencies might begin to cause a reasonable investor concern that the receivables comprising the Trust Portfolio might not have complied with the representations and warranties concerning those receivables made in the transfer agreement and the receivables purchase agreement.

We determined to use the delinquency rate for receivables that are 60 or more days delinquent because it is a relatively stable metric by which to measure nonperforming assets at different points in time. We determined to use a rolling three-month average of that delinquency rate because it is a measure of nonperforming assets over a period of time and is, therefore, a better measure of the significance of that nonperformance than is a measure of nonperforming assets at any particular point in time.

The “delinquency trigger rate” will initially equal [•]%, which percentage will be reviewed and may be adjusted as described further below. The delinquency trigger rate has been set at a level in excess of the historical peak delinquency rate for receivables in WFBNA’s credit card portfolio to assure that the delinquency trigger is not breached due to fluctuations in consumer credit cycles that are unrelated to breaches of representations and warranties concerning the receivables. We have based the delinquency trigger rate calculation on the historical peak delinquency rate for receivables in WFBNA’s credit card portfolio because that portfolio has experienced a greater number of distinct consumer credit cycles and multiple market fluctuations dating back to [•] while the Representative Portfolio, for which historical delinquency data is available only on and after [•], 20[•], and the Trust Portfolio, which was established in [•] 2020, have experienced considerably fewer consumer credit cycles and market fluctuations. We believe that delinquency rates that do not exceed the historical peak rate by a reasonable margin are far less likely to bear either a causal or a correlative relationship to any putative or actual breaches of representations and warranties concerning delinquent receivables.

The delinquency trigger rate will be reviewed and may be adjusted upon the occurrence of any of the following events:

(i)	the filing of a registration statement with the SEC relating to any notes to be offered and sold from time to time by the transferor, on behalf of the issuing entity; and

(ii)

a change in law or regulation (including any new or revised interpretation of an existing law or regulation or the imposition of any new or revised guideline or request from any central bank or other governmental authority) that, in the transferor’s judgment, could reasonably be expected to have a material effect on the delinquency rate for cardholder payments on the credit card accounts comprising the Trust Portfolio or the manner by which delinquencies are defined or determined;

provided, however, that, for so long as a delinquency trigger has occurred and is continuing, a review of the delinquency trigger rate that would otherwise be required as specified above will be delayed until the date on which the issuing entity first reports in its distribution report on Form 10-D that the delinquency trigger is no longer continuing.

In the case of a review undertaken upon the occurrence of an event described in clause (i) above, we may increase or decrease the delinquency trigger rate by any amount we reasonably determine to be appropriate based on the composition of the Trust Portfolio at the time of the review. In the case of a review undertaken upon the occurrence of an event described in clause (ii) above, we may increase or decrease the delinquency trigger rate by any amount we reasonably determine to be appropriate as a result of the related change in law or regulation. Any adjustment to the delinquency trigger rate will be disclosed in the issuing entity’s distribution report on Form 10-D for the distribution period in which the adjustment occurs, which report will include a description of how the adjusted delinquency trigger rate was determined to be appropriate.

Voting Trigger

For purposes of the voting trigger described above, in determining whether the requisite percentage of noteholders have given any direction, notice, or consent, any notes owned by the issuing entity, WFBNA, the servicer, the transferor, any other holder of the Transferor Interest, the asset representations reviewer, or any of their respective affiliates will be disregarded and deemed not to be outstanding, except that, in determining whether the indenture trustee, the paying agent or the note registrar, as applicable, shall be protected in relying upon any such direction, notice, or consent, only notes that the indenture trustee, the paying agent or the note registrar actually knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith will not be disregarded and may be regarded as outstanding if the pledgee establishes to the satisfaction of the indenture trustee, the paying agent or the note registrar, as applicable, the pledgee’s right so to act with respect to such notes and that the pledgee is not the issuing entity, WFBNA, the servicer, the transferor, any other holder of the Transferor Interest, the asset representations reviewer, or any of their respective affiliates.

If the requisite percentage of noteholders directs that a vote be taken on whether to initiate a review, then the indenture trustee will be required (i) to promptly provide written notice of such direction to the issuing entity, the transferor, and the servicer and to all noteholders by delivering notice of such direction to noteholders at their addresses appearing on the note register, and (ii) to conduct a solicitation of votes of noteholders to initiate a review, which solicitation of votes must occur within 90 days of the delivery of such notice by the indenture trustee. In connection with any such vote, the Note Registrar shall provide such information as the Indenture Trustee shall reasonably request in order to conduct such vote. If a vote in which an asset review quorum participates occurs within the 90-day period and noteholders holding more than 50% of the aggregate unpaid principal amount of notes casting a vote direct that a review be undertaken, then the indenture trustee will be required to promptly provide written notice to the issuing entity, the transferor, the servicer, and the noteholders in the same manner as described above and a review will commence as described below. In connection with the solicitation of votes to authorize an asset review as described above, an “asset review quorum” means noteholders evidencing at least 5% of the aggregate unpaid principal amount of the notes outstanding.

The voting procedures relating to the voting trigger described above are subject to the following additional conditions:

First, as described above, once the delinquency trigger has occurred, a vote will be taken on whether to initiate a review only if the requisite percentage of noteholders direct within the prescribed 90-day petition period that a vote be taken. For so long as the delinquency trigger has occurred and is continuing, a new 90-day petition period will commence each month, beginning on the date on which the issuing entity reports in the related distribution report on Form 10-D that the delinquency trigger is continuing.

Second, subject to the additional requirements and conditions described in this section, if a petition to direct that a vote be taken, a vote itself, or an asset representations review is underway, noteholders may not initiate another petition, vote, or review unless and until the prior petition, vote, or review is completed. For this purpose—

●

a petition will be considered completed only (i) if the petition does not result in a vote, (ii) if a vote occurs, such vote does not result in a review, or (iii) if a review occurs, at such time as a summary of the asset representations reviewer’s final report setting out the findings of its review is included in the issuing entity’s distribution report on Form 10-D, as described under “—Asset Review” below;

●

a vote will be considered completed only (i) if the vote does not result in a review or (ii) if a review occurs, at such time as a summary of the asset representations reviewer’s final report setting out the findings of its review is included in the issuing entity’s distribution report on Form 10-D, as described under “—Asset Review” below; and

●

a review will be considered completed only at such time as a summary of the asset representations reviewer’s final report setting out the findings of its review is included in the issuing entity’s distribution report on Form 10-D, as described under “—Asset Review” below.

Asset Review

Once both triggers have occurred (i.e., the delinquency trigger rate has been reached or exceeded and the indenture trustee has notified the issuing entity, the transferor, the servicer, and the noteholders that the requisite percentage of noteholders have voted to conduct a review in accordance with the procedures described above), the servicer will be required to promptly provide written notice (a “review notice”) to the asset representations reviewer and, within 20 days after providing such notice, the servicer will deliver to the asset representations reviewer a current list that identifies each credit card account designated to the Trust Portfolio with receivables that are 60 or more days delinquent, as reported in the issuing entity’s most recent distribution report on Form 10-D, together with each account’s receivables balance. The asset representations reviewer will then conduct a review of those accounts and the receivables arising in those accounts (“review accounts” and “review receivables,” respectively) in accordance with the process described below. The objective of the asset representations review process is to enable the asset representations reviewer to independently identify noncompliance with a representation or warranty concerning the review receivables.

The asset representations review agreement provides that, in connection with any review, the servicer will grant the asset representations reviewer access to documents, data, and other information (“review materials”) related to the performance of its review of the review accounts and review receivables within 60 days after the servicer provides a review notice. If the servicer provides access to review materials at one of the servicer’s offices, such access will be afforded without charge but only (i) upon reasonable notice, (ii) during normal business hours, (iii) subject to the servicer’s normal security and confidentiality procedures and (iv) at offices designated by the servicer. Upon obtaining access to the review materials, the asset representations reviewer will review them to determine if any materials are missing or incomplete and, as a result, are insufficient for the asset representations reviewer to perform any procedure related to the performance of its review (each, a “testing procedure” or “test”). If the asset representations reviewer determines that any review materials are missing or incomplete, it will notify the servicer promptly, and in any event no more than 20 days after obtaining access to the review materials. The servicer will then have 30 days to provide the asset representations reviewer access to the missing or incomplete materials. If access to the missing or incomplete materials has not been provided by the servicer within that 30-day period, the related review will be considered incomplete.

The asset representations reviewer will conduct its review based on information contained in the review materials and other generally available information. Therefore, the asset representations reviewer’s ability to determine if review receivables have failed to comply with a representation or warranty will depend on whether the review materials for those review receivables or the related review accounts provide a sufficient basis for that conclusion. Neither noteholders nor the paying agent will be able to change the scope of the testing procedures or any review using the testing procedures, or to contest any finding or determination by the asset representations reviewer.

Upon receiving access to the review materials, the asset representations reviewer will start its review of the review accounts and review receivables and complete its review within 90 days after receiving access to substantially all of the review materials, or such longer period of time (not to exceed an additional 30 days) as the servicer, the asset representations reviewer and the other parties to the asset representations review agreement may agree. If the asset representations reviewer determines that any review materials are missing or incomplete and the servicer provides the asset representations reviewer with access to the missing or incomplete materials as described above, the review period will be extended for an additional 30 days beyond the period described immediately above.

The review will consist of performing specific tests for each representation and warranty and determining whether each test was passed or failed. If any review receivable or review account was included in a prior review, the asset representations reviewer will not perform any tests on it, but will include the results of the previous tests in the review report for the current review. If the servicer notifies the asset representations reviewer that the review receivables with respect to any review account have been paid in full or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of those review receivables and related review accounts and the review of those review receivables and related review accounts will be considered complete. If a review is in process and the nominal liquidation amount of all notes will be reduced to zero on the next distribution date, the servicer will notify the asset representations reviewer no less than 10 days before that distribution date. On receipt of that notice, the asset representations reviewer will terminate the review immediately and will not be obligated to deliver a review report.

The review tests were designed to determine whether the review receivables were not in compliance with the representations and warranties made about them in the transfer agreement or receivables purchase agreement. There may be multiple tests for each representation and warranty. The review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor. The review is not designed to determine whether the receivables were serviced in compliance with the servicing agreement. The review is not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether WFBNA’s origination, underwriting, and servicing policies and procedures are adequate, reasonable or prudent. The asset representations reviewer is not responsible for determining whether any finding of noncompliance with these representations and warranties constitutes a breach of any contractual provision of the transfer agreement or the receivables purchase agreement or if any receivable is required to be repurchased.

Within 10 days following the completion of its review, the asset representations reviewer will provide the servicer with a preliminary report setting out each preliminary test result for the review accounts and review receivables. The servicer will provide the preliminary report to Funding and WFBNA within 2 business days of receipt of the report. If, within 30 days of the date that Funding and WFBNA receive the preliminary report, the servicer receives supplemental review materials to potentially refute any finding in the preliminary report, the servicer will within 2 business days of its receipt make such supplemental review materials available to the asset representations reviewer. If supplemental review materials are made available to the asset representations reviewer, the review period will be re-opened and the asset representations reviewer will complete its review on the basis of such supplemental review materials within 30 days of receiving access to those supplemental review materials, or such longer period of time (not to exceed an additional 15 days) as the servicer, the asset representations reviewer and the other parties to the asset representations review agreement may agree. The asset representations reviewer will then consider such supplemental review materials and, within 10 days following completion of its re-opened review, either confirm or revise its preliminary report and provide the servicer and the indenture trustee with a final report setting out each final test result for the review accounts and review receivables, redacted to protect personally identifiable information in any form relating to obligors, as determined by the asset representations reviewer with the concurrence of the servicer.

If, within 40 days after the date that the asset representations reviewer provided its preliminary report to the servicer, the servicer has not made available to the asset representations reviewer supplemental review materials to potentially refute a finding in the preliminary report, then within 10 days following such 40th day, the asset representations reviewer will make its final report (which will be based on the findings set forth in the preliminary report) available to the indenture trustee and the servicer, redacted to protect personally identifiable information in any form relating to obligors, as determined by the asset representations reviewer with the concurrence of the servicer. The servicer will provide the final report to Funding and WFBNA within 2 business days of receipt of the report.

A summary of the asset representations reviewer’s final report will also be included in the issuing entity’s distribution report on Form 10-D for the distribution period in which the final report is provided to the indenture trustee and the servicer.

Following its receipt of the asset representations reviewer’s final report, Funding will investigate any findings of noncompliance contained in the report and make a determination regarding whether any such noncompliance constitutes a breach of any contractual provision of the transfer agreement or the receivables purchase agreement. If Funding determines that a breach has occurred, it will provide notice to the issuing entity, the servicer, and the indenture trustee. See “The Transfer Agreement—Representations and Warranties” and “The Receivables Purchase Agreement—Representations and Warranties” and “—Repurchase Obligations” for a discussion of the obligations of Funding and WFBNA, and the rights of the issuing entity and noteholders, if Funding or WFBNA breaches certain representations and warranties concerning the receivables made in the transfer agreement and the receivables purchase agreement.

Limitation on Liability; Indemnification

The asset representations reviewer will not be liable for any action taken, or not taken, in good faith under the asset representations review agreement or for errors in judgment, but will be liable for its willful misconduct, bad faith or negligence in performing its obligations under the asset representations review agreement. The asset representations reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance with, or breach of, any representation or warranty made about the receivables. The servicer will indemnify the asset representations reviewer for any loss, liability or expense resulting from the asset representations reviewer’s performance of its obligations under the asset representations review agreement unless resulting from the willful misconduct, bad faith or negligence of the asset representations reviewer or the breach of representations made by the asset representations reviewer in the asset representations review agreement.

Eligibility of Asset Representations Reviewer

The asset representations review agreement provides that the asset representations reviewer must be an “eligible” asset representations reviewer, meaning that it may not be (i) affiliated with WFBNA, the transferor, the servicer, the issuing entity, the indenture trustee or the owner trustee, or any of their respective affiliates, or (ii) the same party (or an affiliate of any party) hired by WFBNA, the transferor, or any underwriter of the notes to perform due diligence work on the pool assets in connection with the closing for an issuance of notes.

Resignation and Removal of the Asset Representations Reviewer

The asset representations reviewer may not resign, except:

(a)	upon a determination that it has become legally unable to perform its duties as asset representations reviewer;

(b)

on or after the fifth anniversary of the asset representations reviewer’s engagement date ([_____]), upon one year’s written notice (or such shorter notice period as the parties to the asset representations review agreement may agree) from the asset representations reviewer to the servicer, WFBNA, the transferor, and the issuing entity; or

(c)

upon a failure by the servicer to pay any material amount due to the asset representations reviewer under the asset representations review agreement when such amount becomes due and payable, and continuance of that non-payment for a period of 60 days following the date on which that amount became due and payable.

The servicer may or, in the case of clause (i) below, shall remove the asset representations reviewer by delivery of a written instrument to that effect if the asset representations reviewer:

(i)	ceases to be an eligible asset representations reviewer;

(ii)	fails duly to observe or perform in any material respect any of its covenants or agreements set forth in the asset representations review agreement; or

(iii)	becomes insolvent.

The servicer may also remove the asset representations reviewer by delivery of a written instrument to that effect on or after the fifth anniversary of the asset representations reviewer’s engagement date, upon 60 days’ written notice (or such shorter notice period as the parties to the asset representations review agreement may agree) from the servicer to the asset representations reviewer, WFBNA, the transferor and the issuing entity.

Upon the resignation or removal of the asset representations reviewer, the servicer will use commercially reasonable efforts to appoint a successor asset representations reviewer, who must be an eligible asset representations reviewer. If a successor asset representations reviewer has not been appointed within 60 days after the giving of written notice of such resignation or the delivery of the written instrument with respect to such removal, the asset representations reviewer or the servicer may apply to any court of competent jurisdiction to appoint a successor asset representations reviewer to act until such time, if any, as a successor asset representations reviewer has been appointed by the servicer as otherwise provided in the asset representations review agreement. Any successor asset representations reviewer appointed by such court will immediately and without further act be superseded by any successor asset representations reviewer appointed by the servicer. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer who is an eligible asset representations reviewer is in place.

Any person into which, in accordance with the asset representations review agreement, the asset representations reviewer may be merged or consolidated, any person resulting from any merger or consolidation to which the asset representations reviewer is a party, or any person succeeding to the business of the asset representations reviewer, upon:

(1)	execution of a supplement to the asset representations review agreement;

(2)

delivery of an officer’s certificate of the asset representations reviewer to the effect that such consolidation, merger, conveyance or transfer and such supplemental agreement comply with the applicable provisions of the asset representations review agreement, that the successor asset representations reviewer is an eligible asset representations reviewer, and that all conditions precedent set forth in the asset representations review agreement have been complied with; and

(3)

delivery of an opinion of counsel that such supplemental agreement is legal, valid and binding with respect to the asset representations reviewer, will be the successor to the asset representations reviewer under the asset representations review agreement.

Asset Representations Reviewer Compensation

As compensation for its activities under the asset representations review agreement, the asset representations reviewer will be entitled to receive an annual fee with respect to each annual period prior to termination of the asset representations review agreement. In addition, following the completion of a review and delivery of the final review report, the asset representations reviewer will be entitled to receive a review fee. The servicer will pay the annual fees and review fees of the asset representations reviewer and will reimburse the asset representations reviewer for its reasonable travel expenses for a review.

Amendment of the Asset Representations Review Agreement

By accepting a note, a noteholder will be deemed to acknowledge that the asset representations reviewer, WFBNA, the transferor, and the servicer may amend the asset representations review agreement, without the consent of any of the noteholders, (i) to comply with any change in any applicable federal or state law, to cure any ambiguity, to correct or supplement any provisions in the asset representations review agreement, or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the asset representations review agreement (including the content of any exhibit to the asset representations review agreement), so long as the amendment will not, in the reasonable belief of the transferor, as evidenced by an officer’s certificate of the transferor delivered to WFBNA, the servicer, and the indenture trustee, adversely affect in any material respect the interests of any noteholder whose consent has not been obtained, or (ii) to correct any manifest error in the terms of the asset representations review agreement as compared to the terms expressly set forth in an applicable prospectus.

The asset representations reviewer, WFBNA, the transferor, and the servicer may also amend the asset representations review agreement, with the consent of noteholders holding more than 50% of the aggregate unpaid principal amount of all outstanding notes, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the asset representations review agreement or of modifying in any manner the rights of the noteholders.

For purposes of the provisions of the asset representations review agreement requiring the consent of noteholders to amend the asset representations review agreement, in determining whether the requisite percentage of noteholders have given any such consent, any notes owned by the issuing entity, WFBNA, the servicer, the transferor, any other holder of the Transferor Interest, the asset representations reviewer, or any of their respective affiliates will be disregarded and deemed not to be outstanding, except that, in determining whether the indenture trustee shall be protected in relying upon any such direction, notice, or consent, only notes that the indenture trustee actually knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith will not be disregarded and may be regarded as outstanding if the pledgee establishes to the indenture trustee’s satisfaction the pledgee’s right so to act with respect to such notes and that the pledgee is not the issuing entity, WFBNA, the servicer, the transferor, any other holder of the Transferor Interest, the asset representations reviewer, or any of their respective affiliates.

Dispute Resolution

If, pursuant to the provisions of the transfer agreement or the receivables purchase agreement, Funding or the indenture trustee acting at the direction of the majority holders of all series of notes, as applicable (referred to as the “Requesting Party”), provide written notice that the transferor or WFBNA, as applicable (each referred to as a “Representing Party”), is obligated to repurchase any receivable due to an alleged breach of a representation and warranty, and the repurchase obligation has not been fulfilled or otherwise resolved to the reasonable satisfaction of the Requesting Party within 180 days of the receipt of such written notice, the Requesting Party will have the right to refer the matter, at its discretion, in the case of Funding, and solely as directed, in the case of the indenture trustee, to either third-party mediation (including nonbinding arbitration) or arbitration and the transferor and WFBNA, as applicable, will be deemed to have consented to the selected resolution method. See “The Transfer Agreement—Representations and Warranties” and “The Receivables Purchase Agreement—Representations and Warranties” and “ —Repurchase Obligations” for a discussion of the obligations of the transferor and WFBNA, and the rights of the indenture trustee and noteholders, if the transferor or WFBNA breaches certain representations and warranties concerning the receivables made in the transfer agreement and the receivables purchase agreement. At the end of the 180-day period described above, the Representing Party may provide notice informing the Requesting Party of the status of its request or, in the absence of any such notice, the Requesting Party may presume that its request remains unresolved. The Requesting Party must provide the Representing Party written notice of its intention to refer the matter to mediation or arbitration within 30 calendar days of the conclusion of the 180-day period described above. Each Representing Party agrees to participate in the resolution method selected by the Requesting Party.

If the Requesting Party selects mediation as the resolution method, the mediation will be administered by the American Arbitration Association (“AAA”) pursuant to its Commercial Arbitration Rules and Mediation Procedures (the “Rules”) in effect at the time the mediation is initiated. However, if any of the Rules are inconsistent with the procedures for the mediation or arbitration stated in the transaction documents, the procedures in the transaction documents will control. The mediator will be independent, impartial, and knowledgeable about and experienced with the laws of the State of New York and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by AAA. Upon being supplied a list of at least ten potential mediators by AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference. AAA will select the mediator from the remaining potential mediators on the list respecting the preference choices of the parties to the extent possible. Each of the Requesting Party and the Representing Party will use commercially reasonable efforts to begin the mediation within 10 Business Days of the selection of the mediator and to conclude the mediation within 30 days of the start of the mediation. The fees and expenses of the mediation will be allocated as mutually agreed by the Requesting Party and the Representing Party as part of the mediation. A failure by the Requesting Party and the Representing Party to resolve a disputed matter through mediation shall not preclude either party from seeking a resolution of such matter through the initiation of a judicial proceeding in a court of competent jurisdiction, subject to the provisions specified below as applicable to both mediations and arbitrations.

If the Requesting Party selects arbitration as the resolution method, the arbitration will be held in accordance with the United States Arbitration Act, notwithstanding any choice of law provision in the transfer agreement, and under the auspices of the AAA and in accordance with the Rules.

If the repurchase request at issue involves a repurchase amount of less than 5% of the total principal receivables held by the issuing entity as of the date of such repurchase request, a single arbitrator will be used. That arbitrator will be independent, impartial, and knowledgeable about and experienced with the laws of the State of New York and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by the AAA. Upon being supplied a list of at least ten potential arbitrators by the AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential arbitrators in order of preference. The AAA will select the arbitrator from the remaining potential arbitrators on the list respecting the preference choices of the parties to the extent possible.

If the repurchase request at issue involves a repurchase amount equal to or in excess of 5% of the total principal receivables held by the issuing entity as of the date of such repurchase request, a three-arbitrator panel will be used. The arbitral panel will consist of three members, (a) one to be appointed by the Requesting Party within five Business Days of providing notice to the Representing Party, as applicable, of its selection of arbitration, (b) one to be appointed by the Representing Party within five Business Days of the Requesting Party’s appointment and (c) the third, who will preside over the arbitral panel, to be chosen by the two party-appointed arbitrators within five Business Days of the Representing Party’s appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the stated time periods, then the appointments will be made by AAA pursuant to the Rules.

Each arbitrator selected for any arbitration will abide by the Code of Ethics for Arbitrators in Commercial Disputes in effect as of the date of the transfer agreement. Prior to accepting an appointment, each arbitrator must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule. Any arbitrator selected may be removed by AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

It is the parties’ intention that, after consulting with the parties, the arbitrator or arbitral panel, as applicable, will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within 30 days after appointment of the arbitrator or arbitral panel, as applicable. The arbitrator or the arbitral panel, as applicable, will have the authority to schedule, hear, and determine any and all motions, including dispositive and discovery motions, in accordance with New York law then in effect (including prehearing and post hearing motions), and will do so on the motion of any party to the arbitration. Notwithstanding any other discovery that may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be limited to the following discovery in the arbitration. Consistent with the expedited nature of arbitration, the Requesting Party and the Representing Party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim on which the producing party may rely in support of or in opposition to the claim or defense. At the request of a party, the arbitrator or arbitral panel, as applicable, shall have the discretion to order examination by deposition of witnesses to the extent the arbitrator or arbitral panel deems such additional discovery relevant and appropriate. Depositions shall be limited to a maximum of three (3) per party and shall be held within thirty (30) calendar days of the making of a request. Additional depositions may be scheduled only with the permission of the arbitrator or arbitral panel, and for good cause shown. Each deposition shall be limited to a maximum of three (3) hours’ duration. All objections are reserved for the arbitration hearing except for objections based on privilege and proprietary or confidential information. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator or arbitral panel, which determination shall be conclusive. All discovery shall be completed within sixty (60) calendar days following the appointment of the arbitrator or the arbitral panel, as applicable; provided, that the arbitrator or the arbitral panel, as applicable, will have the ability to grant the parties, or either of them, additional discovery to the extent that the arbitrator or the arbitral panel, as applicable, determines good cause is shown that such additional discovery is reasonable and necessary.

It is the parties’ intention that the arbitrator or the arbitral panel, as applicable, will resolve the dispute in accordance with the terms of the transfer agreement, and may not modify or change the transfer agreement in any way. The arbitrator or the arbitral panel, as applicable, will not have the power to award punitive damages or consequential damages in any arbitration conducted. It is the parties’ intention that in its final determination, the arbitrator or the arbitral panel, as applicable, will determine and award the costs of the arbitration (including the fees of the arbitrator or the arbitral panel, as applicable, cost of any record or transcript of the arbitration, and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator or the arbitral panel, as applicable, in its reasonable discretion. The determination of the arbitrator or the arbitral panel, as applicable, will be in writing and counterpart copies will be promptly delivered to the parties. The determination of the arbitrator or the arbitral panel, as applicable, may be reconsidered once by the arbitrator or the arbitral panel, as applicable, upon the motion and at the expense of either party. Following that single reconsideration, the determination of the arbitrator or the arbitral panel, as applicable will be final and non-appealable and may be entered in and may be enforced in, any court of competent jurisdiction.

By selecting arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury. No person may bring a putative or certified class action to arbitration.

The following provisions will apply to both mediations and arbitrations:

●	any mediation or arbitration will be held in Charlotte, North Carolina;

●

notwithstanding this dispute resolution provision, the parties will have the right to seek provisional or ancillary relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, provided such relief would otherwise be available by law; and

●

the details and/or existence of any unfulfilled repurchase request, any informal meetings, mediations or arbitration proceedings, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties’ attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding; provided, however, that any discovery taken in any arbitration will be admissible in that particular arbitration. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party’s attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with the related resolution procedure), except as otherwise required by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information.

The indenture trustee is not obligated to exercise any of its rights or powers under the indenture, or to institute, conduct or defend any litigation or any proceeding (including any arbitration or mediation provided for under these dispute resolution provisions), at the request or direction of any of the noteholders unless such noteholders offer the indenture trustee reasonable indemnity.

Investor Communication

The servicing agreement and the transfer agreement require the party responsible for making periodic filings with the SEC on Form 10-D, which is currently WFBNA in its capacity as servicer, to include in the Form 10-D any request from an investor in the notes to communicate with other investors in the notes in connection with the exercise of their rights as investors under the terms of the related transaction agreements, so long as the request was received by the party responsible for making the Form 10-D filing during the related reporting period. The indenture requires that, if the issuing entity, the indenture trustee, the paying agent or the note registrar receives a request from an investor in the notes to communicate with one or more other investors in the notes, the issuing entity, the indenture trustee, the paying agent or the note registrar as applicable, will communicate that request to the servicer and the transferor, to be reported on Form 10-D as specified above.

Disclosure in the relevant Form 10-D will include: the name of the investor making the request, the date the request was received, a statement to the effect that the party responsible for filing the Form 10-D has received a request from such investor and stating that such investor is interested in communicating with other investors with regard to the possible exercise of rights under the related transaction agreements, and a description of the method other investors may use to contact the requesting investor.

The servicing agreement and the transfer agreement each permit the party responsible for filing the Form 10-D to verify the identity of a beneficial owner of the notes prior to including a request to communicate with other investors in a Form 10-D, by requiring a written certification from the investor that it is a beneficial owner and one other form of documentation, such as a trade confirmation, an account statement, a letter from the beneficial owner’s broker or dealer, or another similar document.

Consumer Protection Laws and Certain Other Regulatory Matters

Certain Regulatory Matters

The operations and financial condition of WFBNA are subject to extensive regulation and supervision under federal and state law. The appropriate banking regulatory authorities, including the CFPB, the OCC and the FDIC, have broad enforcement powers over WFBNA. These enforcement powers may adversely affect the operation and financial condition of the issuing entity, and your rights under the transfer agreement, the servicing agreement, the trust agreement, and the indenture prior to the appointment of a receiver or conservator.

If bank regulatory authorities supervising any bank were to find that any obligation of such bank or an affiliate under a securitization or other agreement, or any activity of such bank or affiliate, constituted an unsafe or unsound practice or violated any law, rule, regulation or written condition or agreement applicable to the related bank, such federal bank regulatory authorities have the power to order such bank or affiliate, among other things, to rescind such agreement or contract, refuse to perform that obligation, terminate the activity, amend the terms of such obligation or take such other action as such regulatory authorities determine to be appropriate. In such an event, WFBNA may not be liable to you for contractual or other damages for complying with such a regulatory order and you may not be able to make a claim against the relevant regulatory authority.

In one case, after the OCC found that a national bank was, contrary to safe and sound banking practices, receiving inadequate servicing compensation under its securitization agreements, that bank agreed to a consent order with the OCC. Such consent order required that bank, among other things, to cease performing its duties as servicer within approximately 120 days, to immediately withhold and segregate funds from collections for payment of its servicing fee (notwithstanding the priority of payments in the securitization agreements and the perfected security interest of the relevant trust in those funds) and to increase its servicing fee percentage above that which was originally agreed upon in its securitization agreements.

While WFBNA has no reason to believe that any bank regulatory authority would consider provisions relating to WFBNA or any affiliate acting as servicer or the payment or amount of a servicing fee to WFBNA or any affiliate, or any other obligation of WFBNA or an affiliate under its securitization agreements, to be unsafe or unsound or violative of any law, rule or regulation applicable to them, there can be no assurance that any such regulatory authority would not conclude otherwise in the future. If such a bank regulatory authority did reach such a conclusion, you could suffer a loss on your investment.

Consumer Protection Laws

The relationships of the cardholder and credit card issuer and the lender are extensively regulated by federal, state, and local consumer protection laws. With respect to consumer revolving credit accounts owned by WFBNA, the most significant federal laws include the federal Truth in Lending, Equal Credit Opportunity, Fair Credit Reporting, Gramm-Leach-Bliley and Financial Reform Acts. These statutes, among other things, impose disclosure requirements, provide substantive consumer rights, prohibit discrimination against certain protected classes of applicants/borrowers, regulate the furnishing and use of credit report information, provide financial privacy protections, require safe and sound banking practices and prohibit unfair, deceptive and abusive trade practices. Other laws and regulations may affect collection practices. The Truth-in-Lending Act and Regulation Z require disclosure of the cost of credit and other matters before and when an account is opened and at the end of monthly billing cycles and, in addition, limit cardholder liability for unauthorized use, prohibit certain practices in extending and servicing credit, and impose certain limitations on the type of account-related charges that may be imposed. In addition, cardholders are entitled under this law to have payments and credits applied to their accounts promptly and to require billing errors to be resolved promptly.

In addition, pursuant to the Credit Card Accountability Responsibility and Disclosure Act of 2009 (CARD) Act, the federal Truth-in-Lending Act was amended to, among other things: (a) require advance notice of any changes in interest rates or fees and other significant changes to the terms of a credit card account and (b) prohibit generally rate increases on existing credit card account balances. These and other consumer protection laws and regulations currently in effect, any consumer protection laws and regulations subsequently enacted or implemented, and changes in their regulatory application or judicial interpretation may: (i) make it more difficult for WFBNA to originate additional accounts or for the servicer to collect payments on the receivables, (ii) reduce the finance charges and other fees that WFBNA or its affiliates can charge on credit card account balances, or (iii) cause cardholders to reduce their credit card usage.

Each of these results, independently or collectively, may reduce the effective yield on the credit card accounts in the Trust Portfolio, which could result in an early redemption event and accelerated or reduced payments on your notes. See “Risk Factors—Other Legal and Regulatory Risks—Changes to consumer protection laws, including in their application or interpretation, may impede origination or collection efforts, change cardholder use patterns, or alter timing and amount of collections, any of which may result in an acceleration of, or reduction in, payments on your notes” in this prospectus for a more complete description of the CARD Act and the implications associated with it. Accounts are generally established using standardized documentation. Thus, many borrowers may be similarly situated insofar as the provisions of their respective disclosures and contractual obligations are concerned. Accordingly, allegations of violations of the provisions of applicable federal or state consumer protection laws could potentially result in a large putative class of claimants asserting such claims. There is no assurance that such claims will not be asserted against WFBNA, Funding or the issuing entity.

In May 2019, the CFPB issued a proposed rule to amend Regulation F governing the activities of third-party debt collectors under the federal Fair Debt Collection Practices Act. The proposed rule sought to overhaul existing guidance applicable to those third-party debt collector entities. While the proposed rule did not address first-party debt collectors, in the past the CFPB has indicated that it might address such activity in a later rulemaking. On October 30, 2020, the CFPB issued its final rule, which becomes effective one year after publication of the final rule in the Federal Register. WFBNA is currently analyzing the final rule to determine its impact on WFBNA’s credit card business. The CFPB has also indicated that it will issue another rule in December 2020 relating to disclosures under the FDCPA. It is also unclear what effect, if any, these further expected rule changes would have on the assets of WFBNA, the issuing entity or the servicer’s practices or debt collection activities and recoveries.

As a result of the COVID-19 pandemic, the Fair Credit Reporting Act was amended by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. These amendments provide for modified credit reporting when an accommodation under, or modification of, the terms of WFBNA’s credit card agreements with its cardholders occurs. Federal banking regulators including the CFPB have also indicated that due to the crisis, there will be some flexibility with respect to investigations of credit disputes. As a result, accurate credit reporting may be delayed or modified.

The issuing entity may be liable for certain violations of consumer protection laws that apply to the receivables, either as assignee from WFBNA with respect to obligations arising before transfer of the receivables to Funding or the issuing entity or as the party directly responsible for obligations arising after the transfer. In addition, a cardholder may be entitled to assert such violations by way of set-off against the obligation to pay the amount of receivables owing. Funding has represented and warranted in the transfer agreement that all of the receivables have been and will be created in compliance with the requirements of such laws. The servicer also agrees in the servicing agreement to indemnify the issuing entity, among other things, for any liability arising from such violations caused by the servicer. For a discussion of the issuing entity’s rights arising from the breach of these warranties, see “The Transfer Agreement—Representations and Warranties” in this prospectus.

The Servicemembers Civil Relief Act allows individuals on active duty in the military to cap the interest rate and fees on debts incurred before the call to active duty at 6%. In addition, subject to judicial discretion, any action or court proceeding in which an individual in military service is involved may be stayed if the individual’s rights would be prejudiced by denial of such a stay. Currently, some cardholders with outstanding balances have been placed on active duty in the military, and more may be placed on active duty in the future.

The regulations implementing the Military Lending Act (“MLA”) also apply to various WFBNA products, including credit cards and provide specific protections to covered borrowers. Those protections include a limit on the Military Annual Percentage Rate of 36%, written and oral delivery of certain required disclosures before origination, and a prohibition on certain loan terms including arbitration agreements. Creditors can rely on safe harbors for determining whether an applicant is a covered borrower. If WFBNA were to extend credit to a covered borrower without complying with the applicable MLA provisions, and the safe harbors were deemed not to apply, the credit card agreement could be void.

WFBNA is subject to federal and state laws regarding the use and safeguarding of consumer information, including consumer notification in the event of a data breach. Recent events concerning the breaches of consumer data have brought about an additional regulatory and legislative focus on data security. New or increased regulation could increase the cost of issuing credit cards or impact their use. If a data breach occurred, WFBNA could become subject to litigation, fines or other penalties and loss of consumer confidence.

California recently adopted the California Consumer Privacy Act of 2018 (“CCPA”) which provides new data privacy rights for California consumers and new operational requirements for businesses. The CCPA includes a framework for statutory damages and private rights of action against businesses that fail to implement reasonable security procedures and practices to prevent data breaches. All other provisions of the CCPA are enforced by the California Attorney General. The CCPA became effective in January 2020. Final regulations were issued in June 2020 and the Attorney General began enforcing the law in July 2020. In November, 2020, California voters approved Proposition 24 which expands the CCPA and creates an agency to enforce the CCPA.

If a cardholder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the cardholder’s obligations to repay amounts due on its account and, as a result, the related receivables would be written off as uncollectible. The owners of the notes could suffer a loss if no funds are available from credit enhancement or other sources. See “The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount” in this prospectus.

Federal Income Tax Consequences

General

The following discussion describes the material United States federal income tax consequences of the purchase, ownership and disposition of a beneficial interest in the notes. The following discussion has been prepared and reviewed by Chapman and Cutler LLP as special tax counsel to the issuing entity (Special Tax Counsel), and is based on the Internal Revenue Code of 1986, as amended as of the date hereof, and existing final, temporary and proposed Treasury regulations, revenue rulings and judicial decisions, all of which are potentially subject to prospective and retroactive changes. The discussion is addressed only to original purchasers of the notes, deals only with notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code and, except as specifically set forth below, does not address tax consequences of holding notes that may be relevant to investors in light of their own investment circumstances or their special tax situations, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities, non-U.S. persons, or investors holding the notes as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. Further, this discussion does not address alternative minimum tax consequences or any tax consequences to holders of interests in a noteholder. Noteholders should be aware that this discussion and the opinions contained herein may not be able to be relied upon to avoid any income tax penalties that may be imposed with respect to the notes. An opinion of Special Tax Counsel is not binding on the Internal Revenue Service or the courts, and no ruling on any of the issues discussed below will be sought from the Internal Revenue Service. Moreover, there are no authorities on similar transactions involving interests issued by an entity with terms similar to those of the notes described in this prospectus. Accordingly, it is suggested that persons considering the purchase of notes should consult their own tax advisors with regard to the United States federal income tax consequences of an investment in the notes and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.

Description of Opinions

As more fully described in this “Federal Income Tax Consequences” section, Special Tax Counsel is of the opinion generally to the effect that the issuing entity will not be subject to United States federal income tax, and further that, upon their initial issuance, the offered notes will be characterized as debt for United States federal income tax purposes. Additionally, Special Tax Counsel is of the opinion generally to the effect that the statements set forth in this section to the extent that they constitute matters of law or legal conclusions, are correct in all material respects.

Special Tax Counsel has not been asked to opine on any other United States federal income tax matter, and the balance of this discussion does not purport to set forth any opinion of Special Tax Counsel concerning any other particular United States federal income tax matter. For example, the discussion of original issue discount below is a general discussion of United States federal income tax consequences relating to an investment in notes that are treated as having original issue discount, which discussion Special Tax Counsel opines is correct in all material respects as described above; however, that discussion does not set forth any opinion as to whether any particular notes will be treated as having original issue discount.

Additionally, those matters as to which Special Tax Counsel renders opinions should be understood to be subject to the additional considerations in the discussions relating to those opinions set forth below.

Special Tax Counsel has not been asked to, and does not, render any opinion regarding the state or local income tax consequences of the purchase, ownership and disposition of a beneficial interest in the notes. See “—State and Local Tax Consequences.”

This description of the substance of the opinions rendered by Special Tax Counsel is not intended as a substitute for an investor’s review of the remainder of this discussion of income tax consequences, or for consultation with its own advisors or tax return preparer.

Tax Characterization of the Issuing Entity and the Notes

Treatment of the Issuing Entity as an Entity Not Subject to Tax

Special Tax Counsel is of the opinion that the issuing entity will not be classified as an association or as a publicly traded partnership taxable as a corporation for United States federal income tax purposes. As a result, subject to the discussion of the Bipartisan Budget Act of 2015 (the “2015 Budget Act”) below regarding audit adjustments, Special Tax Counsel is also of the opinion that the issuing entity will not be subject to United States federal income tax. It should be noted that this transaction is not the subject of, or squarely on point with, any Treasury regulation, revenue ruling or judicial decision, and thus these opinions are not binding on the Internal Revenue Service and no assurance can be given that this characterization will prevail.

The precise tax characterization of the issuing entity for United States federal income tax purposes is not certain. It might be viewed as merely holding assets on behalf of the transferor as collateral for notes issued by the transferor. On the other hand, it could be viewed for United States federal income tax purposes as one or more separate entities issuing the notes for tax purposes. This distinction, however, should not have a significant tax effect on noteholders except as stated below under “—Possible Alternative Characterizations.”

Certain provisions of the 2015 Budget Act could cause the issuing entity to be liable for United States federal income tax in certain circumstances. That act includes rules applicable to the audit of entities treated as partnerships for United States federal income tax purposes, and provides that taxes arising from audit adjustments generally are required to be paid by the entity rather than by its partners. Therefore, if the issuing entity were characterized as a partnership, taxes arising from any audit adjustment may be required to be paid by the issuing entity. The 2015 Budget Act also provides for certain elections whereby a partnership may avoid such taxation and instead cause its partners to be liable for any such taxes arising from audit adjustments, and the issuing entity expects to endeavor to make such an election; however, there can be no assurance that the issuing entity will be able to comply with the requirements necessary to make such an election in all relevant circumstances; see “—Possible Alternative Characterizations” below.

Treatment of the Notes as Debt

Special Tax Counsel is of the opinion that, upon their initial issuance, the notes offered by this prospectus will be characterized as debt for United States federal income tax purposes. Additionally, the issuing entity will agree in the indenture, and the noteholders will agree by their purchase and holding of notes, to treat the notes as debt secured by the receivables and other assets of the issuing entity for United States federal income tax purposes. Again, it should be noted that this transaction is not the subject of, or squarely on point with, any Treasury regulation, revenue ruling or judicial decision, and thus this opinion is not binding on the Internal Revenue Service and no assurance can be given that this characterization will prevail.

Possible Alternative Characterizations

If, contrary to the opinion of Special Tax Counsel, the Internal Revenue Service successfully asserted that a series or class of notes did not represent debt for United States federal income tax purposes, those notes might be treated as equity interests in the issuing entity or some other entity for such purposes. If so treated, investors could be treated either as partners in a partnership or, alternatively, as shareholders in a taxable corporation for such purposes.

If an investor were treated as a partner in a partnership, it would be taxed individually on its respective share of the partnership’s income, gain, loss, deductions and credits attributable to the partnership’s ownership of the receivables and any other assets and liabilities of the partnership without regard to whether there were actual distributions of that income. As a result, the amount, timing, character and source of items of income and deductions of an investor could differ if its notes were held to constitute partnership interests rather than debt. Treatment of a noteholder as a partner could have adverse tax consequences to certain holders; for example, absent an applicable exemption, income allocable to foreign persons (as well as gain or loss on any disposition of a note) would be subject to United States tax and United States tax return filing and withholding requirements, and individual holders might be subject to certain limitations on their ability to deduct their share of partnership expenses. Such treatment could also cause the issuing entity to be subject to taxes attributable to audit adjustments under the partnership audit provisions of the 2015 Budget Act, as discussed above, by impairing the entity’s ability to make an effective election to cause its partners to be liable for any such taxes, as well as taxes attributable to any withholding tax not properly withheld from foreign partners in connection with any disposition. Alternatively, the Internal Revenue Service could contend that some or all of the notes, or separately some of the other securities that the issuing entity is permitted to issue (and which are permitted to constitute debt or equity for United States federal income tax purposes), constitute equity in a partnership that should be classified as a publicly traded partnership taxable as a corporation for United States federal income tax purposes. Any such partnership could be so classified if its equity interests were traded on an “established securities market,” or are “readily tradable” on a “secondary market” or its “substantial equivalent.” The transferor intends to take measures designed to reduce the risk that the issuing entity could be classified as a publicly traded partnership; although the transferor expects that such measures will ultimately be successful, certain of the actions that may be necessary for avoiding the treatment of such other securities as “readily tradable” on a “secondary market” or its “substantial equivalent” are not fully within the control of the transferor. As a result, there can be no assurance that the measures the transferor intends to take will in all circumstances be sufficient to prevent the issuing entity from being classified as a publicly traded partnership. If the issuing entity were treated in whole or in part as one or more publicly traded partnerships taxable as a corporation, corporate tax imposed with respect to that corporation could materially reduce cash available to make payments on the notes, and foreign investors could be subject to withholding taxes. Additionally, no distributions from the corporation would be deductible in computing the taxable income of the corporation, except to the extent that any notes or other securities were treated as debt of the corporation and distributions to the related noteholders or other security holders were treated as payments of interest thereon. Further, distributions to noteholders not treated as holding debt would be dividend income to the extent of the current and accumulated earnings and profits of the corporation (possibly without the benefit of any dividends received deduction). Prospective investors should consult their own tax advisors with regard to the consequences of possible alternative characterizations to them in their particular circumstances; the following discussion assumes that the characterization of the notes as debt and the issuing entity as an entity not subject to United States federal income tax is correct.

Consequences to Holders of the Offered Notes

Interest and Original Issue Discount

Stated interest on a note will be includible in gross income as it accrues under relevant tax accounting principles (but subject to the financial accounting conformity requirement discussed below) or is received in accordance with a noteholder’s usual method of tax accounting. If notes are issued with original issue discount, the provisions of Sections 1271 through 1273 and 1275 of the Internal Revenue Code will apply to those notes. Under those provisions, a holder of such a note (including a cash basis holder) generally would be required to include the original issue discount on a note in income for United States federal income tax purposes on a constant yield basis, resulting in the inclusion of original issue discount in income in advance of the receipt of cash attributable to that income. Subject to the discussion below, a note will be treated as having original issue discount to the extent that its “stated redemption price” exceeds its “issue price,” if such excess equals or exceeds 0.25 percent multiplied by the weighted average life of the note (determined by taking into account the number of complete years following issuance until payment is made for each partial principal payment). Under Section 1272(a)(6) of the Internal Revenue Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. However, no regulations have been issued interpreting those provisions, and the manner in which those provisions would apply to the notes is unclear, but the application of Section 1272(a)(6) could affect the rate of accrual of original issue discount and could have other consequences to holders of the notes. Additionally, the Internal Revenue Service could take the position based on Treasury regulations that none of the interest payable on a note is “unconditionally payable” and hence that all of such interest should be included in the note’s stated redemption price at maturity. If sustained, such treatment should not significantly affect tax liabilities for most holders of the notes, but prospective noteholders should consult their own tax advisors concerning the impact to them in their particular circumstances. The issuing entity intends to take the position that interest on the notes constitutes “qualified stated interest” and that the above consequences do not apply.

Certain provisions of the Tax Cut and Jobs Act (the “2017 Tax Act”) may accelerate the inclusion of income for certain holders as compared with that described immediately above. More particularly, accrual method taxpayers may be required to recognize such items of income no later than the taxable year in which such income is taken into account as revenue for financial accounting purposes. The Internal Revenue Service has proposed regulations (on which taxpayers meeting certain conditions may rely) which generally exclude original issue discount from this acceleration rule; however, the precise method of applying the rule to the notes is a matter of some uncertainty. Accordingly, potentially affected prospective investors should consult their own tax advisors with regard to the consequences of these tax accounting rules on them in their particular circumstances.

Market Discount

A holder of a note who purchases an interest in a note at a discount that exceeds any original issue discount not previously includible in income may be subject to the “market discount” rules of Sections 1276 through 1278 of the Internal Revenue Code. These rules provide, in part, that gain on the sale or other disposition of a note and partial principal payments on a note are treated as ordinary income to the extent of accrued market discount. The market discount rules also provide for deferral of interest deductions for debt incurred to purchase or carry a note that has market discount.

Market Premium

A holder of a note who purchases an interest in a note at a premium may elect to amortize the premium against interest income over the remaining term of the note in accordance with the provisions of Section 171 of the Internal Revenue Code. Because premium amortization under Section 171 is treated for tax purposes as an offset to interest income (rather than as a separate item of deduction), it is unclear if or how holders who are subject to the provisions of the 2017 Tax Act causing an acceleration of the recognition of interest income, and who elect to amortize bond premium with respect to a note, would realize a tax benefit from either the amortization election or the premium paid. See “—Interest and Original Issue Discount” above and “—Disposition of the Notes” below.

Disposition of the Notes

Subject to exceptions such as in the case of “wash sales,” upon the sale, exchange or retirement of a note, the holder of the note will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest) and the holder’s adjusted tax basis in the note. The holder’s adjusted tax basis in the note generally will equal the cost of the note to such holder, increased by any market or original issue discount previously included in income by such holder for the note, and decreased by the amount of any bond premium previously amortized and any payments of principal or original issue discount previously received by such holder for such note. A holder subject to the acceleration provisions of the 2017 Tax Act with respect to the note may be entitled to a corresponding further adjustment to its tax basis in its note, although the 2017 Tax Act makes no provision for any such adjustment. It is also unclear whether or how a holder who is subject to the 2017 Tax Act provisions, and who elects to amortize bond premium in respect of its note, may realize a basis adjustment and tax benefit for the premium paid on purchasing its interest in a note upon its disposition. See “—Interest and Original Issue Discount” and “—Market Premium” above. Except to the extent of any accrued market discount not previously included in income, any such gain treated as capital gain will be long-term capital gain if the note has been held for more than one year, and any such loss will be a capital loss, subject to limitations on deductibility.

[Because the notes bear a floating rate of interest, the benchmark transition provisions [likely will] apply with respect to those notes. In that event, it is possible that holders of notes could recognize gain or loss with respect to their interest in notes as a result of the implementation of the benchmark transition provisions, along with experiencing certain additional, related tax consequences. The issuing entity does not necessarily anticipate material or adverse tax consequences to holders of notes in light of existing and proposed Treasury regulations relating to the modification of debt instruments, but the application of those regulations (as well as additional, anticipated future regulations) to every possible future implementation of the benchmark transition provisions is uncertain, so that the issuing entity cannot offer any complete assurance to holders of notes that no such consequence will occur. Consequently, prospective investors in the notes should consult their own tax advisors with respect to the potential tax impact of the benchmark transition provisions on them in their particular circumstances.]

Medicare Tax on Investment Income

The Internal Revenue Code also imposes a Medicare-related surtax of 3.8% on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes interest on debt obligations like the notes and net gain attributable to the disposition of debt instruments like the notes to the extent that such gain would be otherwise included in taxable income.

Foreign Holders

Under United States federal income tax law now in effect, subject to exceptions applicable to certain types of interest, payments of interest by the issuing entity to a holder of a note who, as to the United States, is a nonresident alien individual or a foreign corporation (a foreign person) will be considered “portfolio interest” and will not be subject to United States federal income tax and withholding tax provided the interest is not effectively connected with the conduct of a trade or business within the United States by the foreign person and the foreign person (i) is not for United States federal income tax purposes (a) actually or constructively a “10 percent shareholder” of the transferor or the issuing entity, (b) a “controlled foreign corporation” with respect to which the transferor or the issuing entity is a “related person” within the meaning of the Internal Revenue Code, or (c) a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business, and (ii) provides the person who is otherwise required to withhold United States tax with respect to the notes with an appropriate statement (on IRS Form W-8BEN or W-8BEN-E, as applicable, or a substitute form), signed under penalties of perjury, certifying that the beneficial owner of the note is a foreign person and providing the foreign person’s name, address and certain additional information. If a note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by an IRS Form W-8BEN or W-8BEN-E, as applicable, or substitute form provided by the foreign person that owns the note. Special rules apply to partnerships, estates and trusts, and in certain circumstances certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof. If such interest is not portfolio interest, then it will be subject to United States federal income and withholding tax at a rate of 30%, unless reduced or eliminated pursuant to an applicable tax treaty or such interest is effectively connected with the conduct of a trade or business within the United States and, in either case, the appropriate statement has been provided.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a foreign person will be exempt from United States federal income tax and withholding tax, provided that (i) such gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person, and (ii) in the case of an individual foreign person, such individual is not present in the United States for 183 days or more in the taxable year.

Foreign persons holding interests in notes should consult their tax advisors regarding the procedures whereby they may establish an exemption from withholding.

Backup Withholding and Information Reporting

Payments of principal and interest, as well as payments of proceeds from the sale, retirement or disposition of a note, may be subject to “backup withholding” tax under Section 3406 of the Internal Revenue Code if a recipient of such payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld would be allowed as a credit against such recipient’s United States federal income tax, provided appropriate proof is provided under rules established by the Internal Revenue Service. Furthermore, certain penalties may be imposed by the Internal Revenue Service on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding will not apply with respect to payments made to certain exempt recipients. Information may also be required to be provided to the Internal Revenue Service concerning payments, unless an exemption applies. Holders of the notes should consult their tax advisors regarding the rates for backup withholding, their qualification for exemption from backup withholding and information reporting and the procedure for obtaining such an exemption.

Withholding Related to Foreign Accounts of United States Persons

In addition, withholding taxes may be imposed under the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Failure to comply with additional certification, information reporting and other specified requirements imposed pursuant to FATCA could result in the imposition of a 30% withholding tax on payments of interest (including original issue discount) to holders of notes who are U.S. persons who own their notes through foreign accounts or foreign intermediaries and to certain holders of notes who are non-U.S. persons. FATCA may result in changes to some of the general rules discussed above relating to certification requirements, information reporting and withholding. The foregoing rules generally apply to payments of interest (including original issue discount) on the notes. Prospective investors should consult their own tax advisors regarding FATCA and any effect on them.

The United States federal income tax discussion set forth above may not be applicable depending upon a holder’s particular tax situation, and does not purport to address the issues described with the degree of specificity that would be provided by a taxpayer’s own tax advisor. Accordingly, it is suggested that prospective investors should consult their own tax advisors regarding the tax consequences to them of the purchase, ownership and disposition of the notes and the possible effects of changes in federal tax laws.

State and Local Tax Consequences

The discussion above does not address the taxation of the issuing entity or the tax consequences of the purchase, ownership or disposition of an interest in the notes under any state or local tax law. It is suggested that each investor should consult its own tax advisor regarding state and local tax consequences.

Benefit Plan Investors

Benefit plans are required to comply with restrictions under the Employee Retirement Income Security Act of 1974, known as ERISA (“ERISA”), and/or Section 4975 of the Internal Revenue Code, if they are subject to either or both sets of restrictions. The ERISA restrictions include rules concerning prudence and diversification of the investment of assets of a benefit plan—referred to as “plan assets.” A benefit plan fiduciary should consider whether an investment by the benefit plan in notes complies with these requirements.

In general, a benefit plan for these purposes includes:

●	a plan or arrangement which provides deferred compensation or certain health or other welfare benefits to employees;

●	an employee benefit plan that is tax-qualified under the Internal Revenue Code and provides deferred compensation to employees—such as a pension, profit-sharing, Section 401(k) or Keogh plan; and

●

a collective investment fund or other entity if (a) the fund or entity has one or more benefit plan investors and (b) certain “look-through” rules apply and treat the assets of the fund or entity as constituting plan assets of the benefit plan investor.

However, a plan maintained by a governmental employer is not a benefit plan for these purposes. Most plans maintained by religious organizations and plans maintained by foreign employers for the benefit of employees employed outside the United States are also not benefit plans for these purposes. A fund or other entity—including an insurance company general account—considering an investment in notes should consult its tax advisors concerning whether its assets might be considered plan assets of benefit plan investors under these rules.

Prohibited Transactions

ERISA and Section 4975 of the Internal Revenue Code also prohibit transactions of a specified type between a benefit plan and a party in interest who is related in a specified manner to the benefit plan. Individual retirement accounts and tax-qualified plans that provide deferred compensation to employees are also subject to these prohibited transaction rules unless they are maintained by a governmental employer or (in most cases) a religious organization. Violation of these prohibited transaction rules may result in significant penalties. There are statutory exemptions from the prohibited transaction rules, and the U.S. Department of Labor has granted administrative exemptions for specified transactions.

Potential Prohibited Transactions from Investment in Notes

There are two categories of prohibited transactions that might arise from a benefit plan’s investment in notes. Fiduciaries of benefit plans contemplating an investment in notes should carefully consider whether the investment would violate these rules.

Prohibited Transactions between the Benefit Plan and a Party in Interest

The first category of prohibited transaction could arise on the grounds that the benefit plan, by purchasing notes, was engaged in a prohibited transaction with a party in interest. A prohibited transaction could arise, for example, if WFBNA is a party in interest with respect to the benefit plan as WFBNA indirectly owns 50% or more of beneficial interest in the issuing entity. A prohibited transaction could also arise if WFBNA, the transferor, the indenture trustee, the servicer or another party with an economic relationship to the issuing entity either:

●	is involved in the investment decision for the benefit plan to purchase notes or

●	is otherwise a party in interest as to the benefit plan.

If a prohibited transaction might result from the benefit plan’s purchase of notes, a statutory or an administrative exemption from the prohibited transaction rules might be available to permit an investment in notes. The statutory exemption that is potentially available is set forth in Section 408(b)(17) of ERISA and is available to a “service provider” to a benefit plan that is not a fiduciary with respect to the benefit plan’s assets being used to purchase the notes or an affiliate of such a fiduciary. The administrative exemptions that are potentially available include the following prohibited transaction class exemptions:

●	96-23, available to certain “in-house asset managers”;

●	95-60, available to insurance company general accounts;

●	91-38, available to bank collective investment funds;

●	90-1, available to insurance company pooled separate accounts; and

●	84-14, available to “qualified professional asset managers.”

However, even if the benefit plan is eligible for one of these exemptions, the exemption may not cover every aspect of the investment by the benefit plan that might be a prohibited transaction.

Prohibited Transactions between the Issuing Entity and a Party in Interest

The second category of prohibited transactions could arise if:

●	a benefit plan acquires notes, and

●

under the “look-through” rules of Section 3(42) of ERISA and the U.S. Department of Labor plan asset regulation, collectively referred to herein as the “plan asset regulation,” assets of the issuing entity are treated as if they were plan assets of the benefit plan.

In this case, every transaction by the issuing entity would be treated as a transaction by the benefit plan using its plan assets.

If assets of the issuing entity are treated as plan assets of a benefit plan investor, a prohibited transaction could result if the issuing entity itself engages in a transaction with a party in interest as to the benefit plan. For example, if the issuing entity’s assets are treated as assets of the benefit plan and the issuing entity holds a credit card receivable that is an obligation of a participant in that same benefit plan, then there would be a prohibited extension of credit between the benefit plan and a party in interest, the plan participant.

As a result, if assets of the issuing entity are treated as plan assets, there would be a significant risk of a prohibited transaction. Moreover, the prohibited transaction exemptions referred to above could not be relied on to exempt all the transactions of the issuing entity from the prohibited transaction rules. In addition, because all the assets of the issuing entity would be treated as plan assets, managers of those assets might be required to comply with the fiduciary responsibility rules of ERISA.

Under an exemption in the plan asset regulation, assets of the issuing entity would not be considered plan assets, and so this risk of prohibited transactions should not arise, if a benefit plan purchases a note that:

●	is treated as indebtedness under local law, and

●	has no “substantial equity features.”

The issuing entity expects that all notes offered by this prospectus will be indebtedness under local law. Likewise, although there is no authority directly on point, the issuing entity believes that the notes should not be considered to have substantial equity features. As a result, the plan asset regulation should not apply to cause assets of the issuing entity to be treated as plan assets.

Investment by Benefit Plan Investors

For the reasons described in the preceding sections, and subject to the limitations referred to therein, benefit plans can purchase notes. However, the benefit plan fiduciary must ultimately determine whether the requirements of the plan asset regulation are satisfied. More generally, the fiduciary must determine whether the benefit plan’s investment in notes will result in one or more nonexempt prohibited transactions or otherwise violate the provisions of ERISA or the Internal Revenue Code. By purchasing notes, each investor purchasing on behalf of employee benefit plans or individual retirement accounts will be deemed to certify that the purchase and subsequent holding of the notes by the investor would not cause a non-exempt prohibited transaction under ERISA and/or Section 4975 of the Internal Revenue Code.

Tax Consequences to Benefit Plans

In general, assuming the notes are debt for federal income tax purposes, interest income on notes would not be taxable to benefit plans that are tax-exempt under the Internal Revenue Code, unless the notes were “debt-financed property” because of borrowings by the benefit plan itself. However, if, contrary to the opinion of Special Tax Counsel, for federal income tax purposes, the notes are equity interests in a partnership and the partnership is viewed as having other outstanding debt, then all or part of the interest income on the notes would be taxable to the benefit plan as “debt-financed income.” Benefit plans should consult their tax advisors concerning the tax consequences of purchasing notes.

Underwriting (Plan of Distribution, Conflicts of Interest and Proceeds)

[Subject to the terms and conditions of the underwriting agreement for the Class [•](20[•]-[•]) notes, the issuing entity has agreed to sell to each of the underwriters named below, and each of those underwriters has severally agreed to purchase, the principal amount of the Class [•](20[•]-[•]) notes set forth opposite its name:

Underwriters	Principal Amount

Wells Fargo Securities, LLC	$	[•]

[•]	$	[•]

[•]	$	[•]

[•]	$	[•]

[•]	$	[•]

Total	$	[•]

The several underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all $[•] of the aggregate principal amount of the Class [•](20[•]-[•]) notes if any of the Class [•](20[•]-[•]) notes are purchased.

The underwriters have advised the issuing entity that the several underwriters propose to offer the Class [•](20[•]-[•]) notes to the public [at the public offering price determined by the several underwriters and set forth on the cover page of this prospectus and to offer the Class [•](20[•]-[•]) notes to certain dealers at that public offering price less a concession not in excess of [•]% of the principal amount of the Class [•](20[•]-[•]) notes. The underwriters may allow, and those dealers may reallow to other dealers, a concession not in excess of [•]% of the principal amount][in negotiated transactions or otherwise at varying prices to be determined at the applicable time of sale. The underwriters and any dealers that participate with the underwriters in the distribution of the Class [•](20[•]-[•]) notes will be underwriters, and the difference between the purchase price for the Class [•](20[•]-[•]) notes paid to the issuing entity and the proceeds from the sales of the Class [•](20[•]-[•]) notes realized by the underwriters and any dealers that participate with the underwriters in the distribution of the Class [•](20[•]-[•]) notes will constitute underwriting discounts and commissions].

After the initial public offering, the public offering price and other selling terms may be changed by the underwriters.

Each underwriter of the Class [•](20[•]-[•]) notes has agreed that:

●

it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the Class [•](20[•]-[•]) notes in, from or otherwise involving the United Kingdom; and

●

cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Class [•](20[•]-[•]) notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity.

In the United Kingdom, this document is only being distributed to and is only directed at (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). This document is only available to Relevant Persons, and any person who is not a Relevant Person should not act or rely on this document or any of its contents.

Further, each underwriter of the Class [•](20[•]-[•]) notes has represented and agreed, severally and not jointly, that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Class [•](20[•]-[•]) notes to any retail investor in the European Economic Area or the United Kingdom. For the purposes of this provision:

●

the expression “retail investor” means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II, (ii) a customer within the meaning of Directive 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended); and

●

the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Class [•](20[•]-[•]) notes to be offered so as to enable an investor to decide to purchase or subscribe the Class [•](20[•]-[•]) notes.

In connection with the sale of the Class [•](20[•]-[•]) notes, the underwriters may engage in:

●	over-allotments, in which members of the syndicate selling the Class [•](20[•]-[•]) notes sell more notes than the issuing entity actually sold to the syndicate, creating a syndicate short position;

●	stabilizing transactions, in which purchases and sales of the Class [•](20[•]-[•]) notes may be made by the members of the selling syndicate at prices that do not exceed a specified maximum;

●

syndicate covering transactions, in which members of the selling syndicate purchase the Class [•](20[•]-[•]) notes in the open market after the distribution has been completed in order to cover syndicate short positions; and

●

penalty bids, by which an underwriter reclaims a selling concession from a syndicate member when any of the Class [•](20[•]-[•]) notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class [•](20[•]-[•]) notes to be higher than it would otherwise be. These transactions, if commenced, may be discontinued at any time.

The issuing entity, Funding and WFBNA will, jointly and severally, indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under applicable securities laws, or contribute to payments the underwriters may be required to make in respect of those liabilities.

Wells Fargo Securities, LLC, one of the underwriters of the Class [•](20[•]-[•]) notes, is an affiliate of each of WFBNA, Funding and the issuing entity [and the derivative counterparty], and is under common control with each of WFBNA, Funding and the issuing entity. Furthermore, as a result of this relationship, more than 5% of the net offering proceeds will be received by affiliates under common control with Wells Fargo Securities, LLC. Accordingly, Wells Fargo Securities, LLC will be subject to the applicable requirements relating to conflicts of interest set forth in Rule 5121 of the Financial Industry Regulatory Authority and may not make sales in the offering of the Class [•](20[•]-[•]) notes to any of its discretionary accounts without the specific written approval of the account holder. In addition, affiliates of WFBNA, Funding, the issuing entity and Wells Fargo Securities, LLC [and the derivative counterparty] may purchase all or a portion of the Class [•](20[•]-[•]) notes. Any Class [•](20[•]-[•]) notes purchased by such an affiliate may in certain circumstances be resold to an unaffiliated party at prices related to prevailing market prices at the time of such resale. In connection with such resale, such affiliate may be deemed to be participating in a distribution of the Class [•](20[•]-[•]) notes, or an agent participating in the distribution of the Class [•](20[•]-[•]) notes, and such affiliate may be deemed to be an “underwriter” of the Class [•](20[•]-[•]) notes under the Securities Act of 1933. In such circumstances any profit realized by such affiliate on such resale may be deemed to be underwriting discounts and commissions.

Proceeds to the issuing entity from the sale of the Class [•](20[•]-[•]) notes and the underwriting discount are set forth on the cover page of this prospectus. Proceeds to the issuing entity from the sale of the Class [•](20[•]-[•]) notes will be paid to Funding. See “Use of Proceeds” in this prospectus. Additional offering expenses, which will be paid by Funding, are estimated to be $[•].]

[Subject to the terms and conditions of the [placement agency][purchase] agreement, the issuing entity has agreed to offer and sell the Class [•](20[•]-[•]) notes [through agents][directly to one or more purchasers].

Any agent that offers the Class [•](20[•]-[•]) notes may be an affiliate of the issuing entity, and offers and sales of Class [•](20[•]-[•]) notes may include secondary market transactions by affiliates of the issuing entity. These affiliates may act as principal or agent in secondary market transactions. Secondary market transactions will be made at prices related to prevailing market prices at the time of sale.

Dealer trading may take place in some of the Class [•](20[•]-[•]) notes, including notes not listed on any securities exchange. Direct sales may be made on a national securities exchange or otherwise. If the issuing entity, directly or through agents, solicits offers to purchase Class [•](20[•]-[•]) notes, the issuing entity reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of Class [•](20[•]-[•]) notes.

The issuing entity may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The issuing entity may authorize agents to solicit offers by certain institutions to purchase securities from the issuing entity pursuant to delayed delivery contracts providing for payment and delivery at a future date.

Any agent participating in the distribution of securities, including Class [•](20[•]-[•]) notes offered by this prospectus, will be deemed to be, an “underwriter” of those securities under the Securities Act of 1933 and any discounts or commissions received by it and any profit realized by it on the sale or resale of the securities may be deemed to be underwriting discounts and commissions.

WFBNA, Funding or the issuing entity have agreed to indemnify agents and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933 in connection with their participation in the distribution of the Class [•](20[•]-[•]) notes.

Agents participating in the distribution of the Class [•](20[•]-[•]) notes, and their controlling persons, may engage in transactions with and perform services for WFBNA, Funding, the issuing entity or their respective affiliates in the ordinary course of business.]

Legal Matters

Certain legal matters relating to the issuance of the notes will be passed upon for WFBNA by Chapman and Cutler LLP. Certain legal matters relating to the federal tax consequences of the issuance of the notes will be passed upon for the issuing entity by Chapman and Cutler LLP. Certain legal matters relating to the issuance of the notes will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP.

Where You Can Find More Information

We filed a registration statement relating to the notes with the SEC. This prospectus is part of the registration statement, but the registration statement includes additional information.

The servicer or Funding will file with the SEC all required annual reports on Form 10-K, periodic reports on Form 10-D and current reports on Form 8-K.

Our SEC filings are available to the public on the SEC Internet Web site (http://www.sec.gov). Our SEC filings may be located by using the SEC Central Index Key (“CIK”) for the issuing entity, 0001833494. At the time we prepared the electronic version of this prospectus, the uniform resource locator, or URL, in this paragraph was included as, and was intended to remain, an inactive textual reference only. Despite our actions and intentions, many standard software programs may automatically convert an inactive URL into an active hyperlink when this document is subsequently accessed.

Reports that are filed with the SEC by the servicer pursuant to the Securities Exchange Act of 1934 will be made available to investors as soon as reasonably practicable after those reports are filed with the SEC. These reports may be accessed by any investor, free of charge, through an Internet Web site at http://[•]. In the event this Internet Web site is temporarily unavailable, WFBNA will provide to investors electronic or paper copies of such reports free of charge upon request. For purposes of any electronic version of this prospectus, the URL in this paragraph is an inactive textual reference only. At the time we prepared the electronic version of this prospectus, the URL in this paragraph was included as, and was intended to remain, an inactive textual reference only. Despite our actions and intentions, many standard software programs may automatically convert an inactive URL into an active hyperlink when this document is subsequently accessed.

We “incorporate by reference” information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference any distribution reports on Form 10-D and current reports on Form 8-K subsequently filed by or on behalf of the issuing entity pursuant to Sections 13(a), 13(c), or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the Class [•](20[•]-[•]) notes, but not any information that we may furnish but that is not deemed filed.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or calling us at: Investor Relations; Wells Fargo & Company; 420 Montgomery St, MAC A0101-101, San Francisco, CA. 94104; email: investorrelations@wellsfargo.com; phone: 1-415-371-2921.

Glossary of Defined Terms

“Addition Date” means the date of any assignment of receivables in additional accounts to the Trust Portfolio.

“Adjusted Outstanding Dollar Principal Amount” means at any time with respect to any series, class or tranche of notes, the outstanding dollar principal amount of all outstanding notes of such series, class or tranche at such time, less any funds on deposit in the principal funding account or the related sub account, as applicable, for such series, class or tranche at such time.

“Available Funds” means the aggregate of all the amounts allocated to each series of notes identified as Available Funds for such series. See the definition of WFCardSeries Available Funds for a description of the Available Funds with respect to the WFCardSeries.

“Available Funds Allocation Amount” means, on any date during any month for any tranche, class or series of notes (exclusive of (a) any notes within such tranche, class or series which will be paid in full during such month and (b) any notes which will have a nominal liquidation amount of zero during such month), an amount equal to the sum of (i) the nominal liquidation amount for such tranche, class or series, as applicable, as of the last day of the preceding month, plus (ii) the aggregate amount of any increases in the nominal liquidation amount of such tranche, class or series, as applicable, as a result of (y) the issuance of a new tranche of notes or the issuance of additional notes in an outstanding tranche of notes or (z) the release of prefunded amounts (other than prefunded amounts deposited during such month) for such tranche, class or series, as applicable, from a principal funding subaccount, in each case during such month.

“Available Principal Amounts” means, the aggregate of all the amounts allocated to each series of notes identified as Available Funds for such series. See definition of WFCardSeries Available Principal Amounts.

“Base Rate” with respect to any series for a month means the rate equal to:

—	the weighted average interest rates for the outstanding notes of that series (based on the outstanding dollar principal amount of the related notes), plus

—	1.25%, or if WFBNA is not the servicer, 2.00%, plus

—	only if WFBNA is the servicer, the rate (not to exceed 0.75%) at which finance charge receivables allocable to interchange are collected for that month.

“Benchmark” means, initially, [•]-month LIBOR; provided that if a Benchmark Transition Event and related Benchmark Replacement Date occur with respect to [•]-month LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the Interpolated Benchmark with respect to the then-current Benchmark, plus the Benchmark Replacement Adjustment for such Benchmark; provided that if the Calculation Agent cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Calculation Agent as of the Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;

(3)

the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(4)

the sum of: (a) the alternate rate of interest that has been selected by the Calculation Agent in its reasonable discretion as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment.

If a Benchmark Replacement is selected pursuant to clause (2) above, then on the first day of each calendar [quarter] following such selection, if a redetermination of the Benchmark Replacement on such date would result in the selection of a Benchmark Replacement under clause (1) above, then (x) the Calculation Agent will redetermine the Benchmark Replacement Adjustment on such date using the Unadjusted Benchmark Replacement corresponding to the Benchmark Replacement under clause (1) above and (y) such redetermined Benchmark Replacement will be the Benchmark on each Determination Date on or after such date. If redetermination of the Benchmark Replacement on such date as described in the preceding sentence would not result in the selection of a Benchmark Replacement under clause (1), then the Benchmark will remain the Benchmark Replacement as previously determined pursuant to clause (2) above.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Calculation Agent as of the Benchmark Replacement Date:

(1)

the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Calculation Agent in its reasonable discretion.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operations changes, including changes to (1) any interest rate determination date, interest payment date, interest reset date, business day convention, day count fraction or interest accrual period, (2) the manner, timing and frequency of determining the rate of interest and amounts of interest that are payable on the notes and the conventions relating to such determination and calculations with respect to interest, (3) rounding conventions, (4) tenors and (5) any other terms or provisions of the Class [•](20[•]-[•]) notes that the Calculation Agent decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Calculation Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Calculation Agent determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Calculation Agent determines is reasonably necessary.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

provided, however, that on or after the 60th day preceding the date on which such Benchmark Replacement Date would otherwise occur (if applicable), the Calculation Agent may give written notice to security holders in which the Calculation Agent designates an earlier date (but not earlier than the 30th day following such notice) and represents that such earlier date will facilitate an orderly transition of the transaction to the Benchmark Replacement, in which case such earlier date will be the Benchmark Replacement Date.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) any other day on which national banking associations or state banking institutions in New York, New York, Wilmington, Delaware, Minneapolis, Minnesota, or Charlotte, North Carolina are authorized or obligated by law, executive order or governmental decree to be closed.

“Class A Unused Subordinated Amount of Class B notes” means for any tranche of outstanding Class A notes, with respect to any Transfer Date, an amount equal to the Class A required subordinated amount of Class B notes minus the Class A Usage of Class B Required Subordinated Amount, each as of such Transfer Date.

“Class A Unused Subordinated Amount of Class C notes” means for any tranche of outstanding Class A notes, with respect to any Transfer Date, an amount equal to the Class A required subordinated amount of Class C notes minus the Class A Usage of Class C Required Subordinated Amount, each as of such Transfer Date.

“Class A Unused Subordinated Amount of Class D Notes” means, for any Tranche of Outstanding Class A Notes, with respect to any Transfer Date, an amount equal to the Class A Required Subordinated Amount of Class D Notes minus the Class A Usage of the Class D Required Subordinated Amount, each as of such Transfer Date.

“Class A Usage of Class B Required Subordinated Amount” means, for any tranche of outstanding Class A notes, zero on the date of issuance of such tranche, and on any Transfer Date thereafter, the sum of the Class A Usage of Class B Required Subordinated Amount as of the preceding date of determination plus the sum of the following amounts:

(1)	an amount equal to the product of:

●

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), times

●

the amount of charge offs for uncovered Investor Default Amounts initially allocated to Class B notes which did not result in a Class A Usage of Class C Required Subordinated Amount or a Class A Usage of Class D Required Subordinated Amount for such tranche of Class A notes on such Transfer Date; plus

(2)	the amount of charge offs for uncovered Investor Default Amounts initially allocated to that tranche of Class A notes and then reallocated on such Transfer Date to Class B notes; plus

(3)

the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for that tranche of Class A notes which did not result in a Class A Usage of Class C Required Subordinated Amount or a Class A Usage of Class D Required Subordinated Amount for such tranche of Class A notes on such Transfer Date; plus

(4)

an amount equal to the aggregate amount of WFCardSeries Available Principal Amounts reallocated to pay any amount to the servicer for such tranche of Class A notes which did not result in a Class A Usage of Class C Required Subordinated Amount or a Class A Usage of Class D Required Subordinated Amount for such tranche of Class A notes on such Transfer Date; minus

(5)	an amount (which will not exceed the sum of items (1) through (4) above) equal to the sum of:

●	the product of:

—

a fraction, the numerator of which is the Class A Usage of Class B Required Subordinated Amount (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class B notes on such Transfer Date) for such tranche of Class A notes and the denominator of which is the aggregate Nominal Liquidation Amount Deficits for all tranches of Class B notes (prior to giving effect to such reimbursement), times

—	the aggregate amount of the Nominal Liquidation Amount Deficits of all Class B notes which are reimbursed on such Transfer Date, plus

●

if the aggregate Class A Usage of Class B Required Subordinated Amount (prior to giving effect to any reimbursement of Nominal Liquidation Amount Deficits for any tranche of Class B notes on such Transfer Date) for all Class A notes exceeds the aggregate Nominal Liquidation Amount Deficits of all tranches of Class B notes (prior to giving effect to any reimbursement on such Transfer Date), the product of:

—

a fraction, the numerator of which is the amount of such excess and the denominator of which is the sum of (i) the aggregate Nominal Liquidation Amount Deficits for all tranches of Class C notes and (ii) the aggregate Nominal Liquidation Amount Deficits for all tranches of Class D notes (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class C notes or Nominal Liquidation Amount Deficit for any tranche of Class D notes on such Transfer Date), times

—

the sum of (i) the aggregate amount of the Nominal Liquidation Amount Deficits of any tranche of Class C notes and (ii) the aggregate amount of the Nominal Liquidation Amount Deficits of any tranche of Class D notes which are reimbursed on such Transfer Date, times

—

a fraction, the numerator of which is the Class A Usage of Class B Required Subordinated Amount of such tranche of Class A notes and the denominator of which is the Class A Usage of Class B Required Subordinated Amount for all Class A notes in the WFCardSeries.

“Class A Usage of Class C Required Subordinated Amount” means, for any tranche of outstanding Class A notes, zero on the date of issuance of such tranche of Class A notes, and on any Transfer Date thereafter, the sum of the Class A Usage of Class C Required Subordinated Amount as of the preceding date of determination plus the sum of the following amounts:

(1)	an amount equal to the product of:

●

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class C notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class C notes (as of the last day of the preceding month), times

●

the amount of charge-offs for uncovered Investor Default Amounts initially allocated on such Transfer Date to Class C notes which did not result in a Class A Usage of Class D Required Subordinated Amount for such Tranche of Class A Notes on such Transfer Date; plus

(2)	the amount of charge offs for uncovered Investor Default Amounts initially allocated to that tranche of Class A notes and then reallocated on such Transfer Date to Class C notes; plus

(3)	an amount equal to the product of:

●

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), times

●	the amount of charge-offs for uncovered Investor Default Amounts initially allocated on such Transfer Date to Class B notes and then reallocated on such Transfer Date to Class C Notes; plus

(4)

the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for that tranche of Class A notes which did not result in a Class A Usage of Class D Required Subordinated Amount for such Tranche of Class A Notes on such Transfer Date; plus

(5)	an amount equal to the product of:

●

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), times

●

the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for any tranche of Class B notes which did not result in a Class A Usage of Class D Required Subordinated Amount for such Tranche of Class A Notes on such Transfer Date; plus

(6)

the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for such tranche of Class A notes which did not result in a Class A Usage of Class D Required Subordinated Amount for such Tranche of Class A Notes on such Transfer Date; plus

(7)	an amount equal to the product of:

●

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), times

●

the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for any tranche of Class B notes which did not result in a Class A Usage of Class D Required Subordinated Amount for such Tranche of Class A Notes on such Transfer Date; minus

(8)	an amount (which will not exceed the sum of items (1) through (7) above) equal to the sum of the product of:

●

a fraction, the numerator of which is the Class A Usage of Class C Required Subordinated Amount (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class C notes on such Transfer Date) for that tranche of Class A notes and the denominator of which is the aggregate Nominal Liquidation Amount Deficits (prior to giving effect to such reimbursement) of all Class C notes, times

●	the aggregate Nominal Liquidation Amount Deficits of all Class C notes which are reimbursed on such Transfer Date.

plus:

●

if the aggregate Class A Usage of Class C Required Subordinated Amount (prior to giving effect to any reimbursement of Class C Nominal Liquidation Amount Deficits on such Transfer Date) for all Class A Notes exceeds the aggregate Class Nominal Liquidation Amount Deficits of all Class C Notes (prior to giving effect to any reimbursement on such Transfer Date), the product of a fraction, the numerator of which is the amount of such excess and the denominator of which is the aggregate Class D Nominal Liquidation Amount Deficits (prior to giving effect to any reimbursement of a Class D Nominal Liquidation Amount Deficit on such Transfer Date) of all Class D Notes; times

●	the aggregate amount of the Nominal Liquidation Amount Deficits of any Tranche of Class D Notes (prior to giving effect to such reimbursement) which are reimbursed on such Transfer Date; times

●

a fraction, the numerator of which is the Class A Usage of Class C Required Subordinated Amount of such Tranche of Class A Notes (prior to giving effect to such reimbursement) and the denominator of which is the Class A Usage of Class C Required Subordinated Amount for all Class A Notes (prior to giving effect to such reimbursement).

“Class A Usage of Class D Required Subordinated Amount” means, with respect to any Tranche of Outstanding Class D Notes, zero on the date of issuance of such Tranche and on any Transfer Date thereafter the Class A Usage of Class D Required Subordinated Amount as of the preceding date of determination plus the sum of the following amounts (in each case, such amount shall not exceed the Class A Unused Subordinated Amount of Class D Notes for such Tranche of Class A Notes after giving effect to the previous clauses, if any):

(1)	an amount equal to the product of:

●

a fraction, the numerator of which is the is the Class A Unused Subordinated Amount of Class D Notes for such Tranche of Class A Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class D Notes (as of the last day of the preceding Monthly Period); times

●	the aggregate amount of Investor Charge-Offs initially allocated on such Transfer Date to all Class D Notes; plus

(2)	the amount of charge offs for uncovered Investor Default Amounts initially allocated to that tranche of Class A notes and then reallocated on such Transfer Date to Class D notes; plus

(3)	an amount equal to the product of:

●

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), times

●	the amount of charge-offs for uncovered Investor Default Amounts initially allocated on such Transfer Date to Class B notes and then reallocated on such Transfer Date to Class C Notes; plus

(4)	an amount equal to the product of:

●

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class C notes for such tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class C notes (as of the last day of the preceding month), times

●	the aggregate amount of charge-offs initially allocated to Class C Notes and then reallocated on such Transfer Date to Class D Notes; plus

(5)	the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to the account for that tranche of Class A Notes; plus

(6)	an amount equal to the product of:

●

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), times

●	the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to the account for any tranche of Class C Notes; plus

(7)	the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to pay any amount of the servicer for such Tranche of Class A Notes; plus

(8)	an amount equal to the product of:

●

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), times

●	the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for any Tranche of Class B Notes; plus

(9)	an amount equal to the product of:

●

a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class C notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class C notes (as of the last day of the preceding month), times

●	the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for any Tranche of Class C Notes; minus

(10)	an amount (not to exceed the Class A Usage of Class D Required Subordinated Amount after giving effect to the amounts computed pursuant to clauses (1) through (8) above) equal to the product of:

●

a fraction, the numerator of which is the Class A Usage of Class D Required Subordinated Amount (prior to giving effect to any reimbursement of Class D Nominal Liquidation Amount Deficits on such Transfer Date) for that Tranche of Class A Notes and the denominator of which is the aggregate nominal liquidation amount of all Class D notes (prior to giving effect to such reimbursement) of all Class D Notes, times

●	the aggregate Nominal Liquidation Amount Deficits of All Class D Notes which are reimbursed on such Transfer Date.

“Class B Unused Subordinated Amount of Class C notes” means for any tranche of outstanding Class B notes, for any Transfer Date, an amount equal to the Class B required subordinated amount of Class C notes minus the Class B Usage of Class C Required Subordinated Amount, each as of such Transfer Date.

“Class B Unused Subordinated Amount of Class D Notes” means for any Tranche of Outstanding Class B Notes, with respect to any Transfer Date, an amount equal to the Class B Required Subordinated Amount of Class D Notes minus the Class B Usage of Class D Required Subordinated Amount, each as of such Transfer Date.

“Class B Usage of Class C Required Subordinated Amount” means, for any tranche of outstanding Class B notes, zero on the date of issuance of such tranche, and on any Transfer Date thereafter, the sum of the Class B Usage of Class C Required Subordinated Amount as of the preceding date of determination plus the sum of the following amounts:

(1)	an amount equal to the product of:

●

a fraction, the numerator of which is the Class B Unused Subordinated Amount of Class C notes for that tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class C notes (as of the last day of the preceding month) which did not result in a Class B Usage of Class D Required Subordinated Amount for such Tranche of Class B Notes on such Transfer Date, times

●	the amount of charge-offs for uncovered Investor Default Amounts initially allocated on such Transfer Date to Class C notes; plus

(2)	an amount equal to the product of:

●

a fraction, the numerator of which is the nominal liquidation amount for that tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), times

●

the sum of (i) the amount of charge-offs for uncovered Investor Default Amounts initially allocated to any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes that was included in Class A Usage of Class C Required Subordinated Amount and (ii) the amount of charge-offs for uncovered Investor Default Amounts initially allocated to any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes that was included in Class A Usage of Class B Required Subordinated Amount; plus

(3)	the amount of charge-offs for uncovered Investor Default Amounts initially allocated to that tranche of Class B notes, and then reallocated on such date to the Class C notes; plus

(4)	an amount equal to the product of:

●

a fraction, the numerator of which is the nominal liquidation amount for that tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), times

●

the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes which did not result in a Class B Usage of Class D Required Subordinated Amount for such Tranche of Class B Notes on such Transfer Date; plus

(5)

the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for that tranche of Class B notes which did not result in a Class B Usage of Class D Required Subordinated Amount for such Tranche of Class B Notes on such Transfer Date; plus

(6)	an amount equal to the product of:

●

a fraction, the numerator of which is the nominal liquidation amount for that tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), times

●

the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes which did not result in a Class B Usage of Class D Required Subordinated Amount for such Tranche of Class B Notes on such Transfer Date; plus

(7)

the amount of WFCardSeries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for such tranche of Class B notes which did not result in a Class B Usage of Class D Required Subordination Amount on such Transfer Date; minus

(8)	an amount (which will not exceed the sum of items (1) through (7) above) equal to the product of:

●

a fraction, the numerator of which is the Class B Usage of Class C Required Subordinated Amount (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class C notes on such Transfer Date) for that tranche of Class B notes and the denominator of which is the aggregate Nominal Liquidation Amount Deficits (prior to giving effect to such reimbursement) of all Class C notes, times

●	the aggregate Nominal Liquidation Amount Deficits of all Class C notes which are reimbursed on such Transfer Date,

plus, if the aggregate Class B Usage of Class C Required Subordinated Amount (prior to giving effect to any reimbursement of Class C Nominal Liquidation Amount Deficits on such Transfer Date) for all Class B Notes exceeds the aggregate Class C Nominal Liquidation Amount Deficits of all Class C Notes (prior to giving effect to any reimbursement on such Transfer Date), the product of a fraction, the numerator of which is the amount of such excess and the denominator if which is the aggregate Class D Nominal Liquidation Amount Deficits (prior to giving effect to any reimbursement of a Class D Nominal Liquidation Amount Deficit on such Transfer Date) of all Class D Notes, times the aggregate amount of the Nominal Liquidation Amount Deficits of any Tranche of Class D Notes (prior to giving effect to such reimbursement) which are reimbursed on such Transfer Date times a fraction, the numerator of which is the Class B Usage of Class C Required Subordinated Amount of such Tranche of Class B Notes (prior to giving effect to such reimbursement) and the denominator of which is the Class B Usage of Class C Required Subordinated Amount for all Class B Notes (prior to giving effect to such reimbursement).

“Class B Usage of Class D Required Subordinated Amount” means, with respect to any Tranche of Outstanding Class B Notes, zero on the date of issuance of such Tranche and on any Transfer Date thereafter the Class B Usage of Class D Required Subordinated Amount as of the preceding date of determination plus the sum of the following amounts (in each case, such amount shall not exceed the Class B Unused Subordinated Amount of Class D Notes for such Tranche of Class B Notes after giving effect to the previous clauses, if any):

(1)	an amount to the product of:

●

a fraction, the numerator of which is the Class B Unused Subordinated Amount of Class D notes for that tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class D notes (as of the last day of the preceding month) which did not result in a Class B Usage of Class D Required Subordinated Amount for such Tranche of Class B Notes on such Transfer Date, times

●	the amount of charge-offs for uncovered Investor Default Amounts initially allocated on such Transfer Date to Class C notes; plus

(2)	an amount to the product of:

●

a fraction, the numerator of which is the Nominal Liquidation Amount for that Tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period); times

●

the sum of the aggregate amount of charge-offs initially allocated on such date to any Class A Note that has a Class A Unused Subordinated Amount of Class B Notes that was included in Class A Usage of Class D Required Subordinated Amount plus the aggregate amount of Investor Charge-Offs initially allocated on such date to any Class A Note that has a Class A Unused Subordinated Amount of Class B Notes that was included in Class A Usage of Class C Required Subordinated Amount plus the aggregate amount of charge-offs initially allocated on such date to any Class A Note that has a Class A Unused Subordinated Amount of Class B Notes that was included in Class A Usage of Class B Required Subordinated Amount; plus

(3)	an amount of charge-offs initially allocated on such date to that Tranche of Class B Notes and then reallocated on such date to Class D Notes; plus

(4)	an amount to the product of:

●

a fraction, the numerator of which is the Nominal Liquidation Amount for that Tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period); times

●	the amount of WFCardSeries Available Principal Amounts reallocated on such date to the Interest Funding sub-Account for any Tranche of Class C Notes; plus

(5)	an amount to the product of:

●

a fraction, the numerator of which is the Nominal Liquidation Amount for that Tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times

●

the amount of WFCardSeries Available Principal Amounts reallocated on such date to the Interest Funding sub-Account for any Tranche of Class A Notes that has a Class A Unused Subordinated Amount of Class B Notes; plus

(6)	an amount of WFCardSeries Available Principal Amounts reallocated on such date to the Interest Funding account for that Tranche of Class B Notes; plus

(7)	an amount to the product of:

●

a fraction, the numerator of which is the Nominal Liquidation Amount for that Tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times

●	the amount of WFCardSeries Available Principal Amounts reallocated on such date to the Interest Funding sub-Account for any Tranche of Class C Notes; plus

(8)	an amount to the product of:

●

a fraction, the numerator of which is the Nominal Liquidation Amount for that Tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times

●

the amount of WFCardSeries Available Principal Amounts reallocated on such date to pay any amount to the servicer for any Tranche of Class A Notes that has a Class A Unused Subordinated Amount of Class B Notes; plus

(9)	the amount of WFCardSeries Available Principal Amounts reallocated on such date to pay any amount to the servicer for that Tranche of Class B Notes; plus

(10)	an amount to the product of:

●

a fraction, the numerator of which is the Nominal Liquidation Amount for that Tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times

●	the amount of WFCardSeries Available Principal Amounts reallocated on such date to pay any amount to the servicer for any Tranche of Class C Notes; minus

(11)	an amount (not to exceed the Class B Usage of Class D Required Subordinated Amount after giving effect to the amounts computed pursuant to clauses (1) through (10) above) equal to the product of

●

a fraction, the numerator of which is the Class B Usage of Class D Required Subordinated Amount (prior to giving effect to any reimbursement of Class D Nominal Liquidation Amount Deficits on such Transfer Date) for that Tranche of Class B Notes and the denominator of which is the aggregate Class D Nominal Liquidation Amount Deficits (prior to giving effect to such reimbursement) of all Class D Notes; times

●	the aggregate Nominal Liquidation Amount Deficits of all Class D Notes which are reimbursed on such date.

“Class C Required Subordinated Amount” means, with respect to any Tranche of Class C Notes, the aggregate Nominal Liquidation Amount of Class D Notes as specified in the applicable Terms Document for such Tranche of Class C Notes, that is required to be outstanding and available on any date such Tranche of Class C Notes is Outstanding.

“Class C Unused Subordinated Amount of Class D Notes” means for any Tranche of Outstanding Class C Notes, with respect to any Transfer Date, an amount equal to the Class C Required Subordinated Amount of Class D Notes minus the Class C Usage of Class D Required Subordinated Amount, each as of such Transfer Date.

“Class C Usage of Class D Required Subordinated Amount” means, with respect to any Tranche of Outstanding Class C Notes, zero on the date of issuance of such Tranche and on any Transfer Date thereafter the Class C Usage of Class D Required Subordinated Amount as of the preceding date of determination plus the sum of the following amounts (in each case, such amount shall not exceed the Class C Unused Subordinated Amount of Class D Notes for such Tranche of Class C Notes after giving effect to the previous clauses, if any):

(1)	an amount to the product of:

●

a fraction, the numerator of which is the Class C Unused Subordinated Amount of Class D Notes for that Tranche of Class C Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class D Notes (as of the last day of the preceding Monthly Period), times

●	the aggregate amount of Investor Charge-Offs initially allocated on such Transfer Date to Class D Notes; plus

(2)	an amount to the product of:

●

a fraction, the numerator of which is the Nominal Liquidation Amount for that Tranche of Class C Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class C Notes (as of the last day of the preceding Monthly Period), times

●

the sum of the aggregate amount of Investor Charge-Offs initially allocated on such date to any Class A Note that has a Class A Unused Subordinated Amount of Class C Notes that was included in Class A Usage of Class D Required Subordinated Amount plus the aggregate amount of Investor Charge-Offs initially allocated on such date to any Class A Note that has a Class A Unused Subordinated Amount of Class C Notes that was included in Class A Usage of Class C Required Subordinated Amount plus the aggregate amount of Investor Charge-Offs initially allocated on such date to any Class A Note that has a Class A Unused Subordinated Amount of Class C Notes that was included in Class A Usage of Class B Required Subordinated Amount; plus

(3)	an amount to the product of:

●

a fraction, the numerator of which is the Nominal Liquidation Amount for that Tranche of Class C Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class C Notes (as of the last day of the preceding Monthly Period), times

●

the sum of the aggregate amount of Investor Charge-Offs initially allocated on such date to any Class B Note that has a Class B Unused Subordinated Amount of Class C Notes that was included in Class B Usage of Class D Required Subordinated Amount plus the aggregate amount of Investor Charge-Offs initially allocated on such date to any Class B Note that has a Class B Unused Subordinated Amount of Class C Notes that was included in Class B Usage of Class C Required Subordinated Amount; plus

(4)	the amount of Investor Charge-Offs initially allocated on such date to that Tranche of Class C Notes and then reallocated on such date to Class D Notes; plus

(5)	an amount to the product of:

●

a fraction, the numerator of which is the Nominal Liquidation Amount for that Tranche of Class C Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class C Notes (as of the last day of the preceding Monthly Period), times

●

the amount of WFCardSeries Available Principal Amounts reallocated on such date to the Interest Funding sub-Account for any Tranche of Class A Notes that has a Class A Unused Subordinated Amount of Class C Notes; plus

(6)	an amount to the product of:

●

a fraction, the numerator of which is the Nominal Liquidation Amount for that Tranche of Class C Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class C Notes (as of the last day of the preceding Monthly Period), times

●

the amount of WFCardSeries Available Principal Amounts reallocated on such date to the Interest Funding sub-Account for any Tranche of Class B Notes that has a Class B Unused Subordinated Amount of Class C Notes; plus

(7)	the amount of WFCardSeries Available Principal Amounts reallocated on such date to the Interest Funding sub-Account for that Tranche of Class C Notes; plus

(8)	an amount to the product of:

●

a fraction, the numerator of which is the Nominal Liquidation Amount for that Tranche of Class C Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class C Notes (as of the last day of the preceding Monthly Period); times

●

the amount of WFCardSeries Available Principal Amounts reallocated on such date to pay any amount to the servicer for any Tranche of Class A Notes that has a Class A Unused Subordinated Amount of Class C Notes; plus

(9)	an amount to the product of:

●

a fraction, the numerator of which is the Nominal Liquidation Amount for that Tranche of Class C Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class C Notes (as of the last day of the preceding Monthly Period); times

●

the amount of WFCardSeries Available Principal Amounts reallocated on such date to pay any amount to the servicer for any Tranche of Class B Notes that has a Class B Unused Subordinated Amount of Class C Notes; plus

(10)	the amount of WFCardSeries Available Principal Amounts reallocated on such date to pay any amount to the servicer for that Tranche of Class C Notes; minus

(11)	an amount (not to exceed the Class C Usage of Class D Required Subordinated Amount after giving effect to the amounts computed pursuant to clauses (1) through (10) above) equal to the product of:

●

a fraction, the numerator of which is the Class C Usage of Class D Required Subordinated Amount (prior to giving effect to any reimbursement of Class D Nominal Liquidation Amount Deficits on such Transfer Date) for that Tranche of Class C Notes and the denominator of which is the aggregate Class D Nominal Liquidation Amount Deficits (prior to giving effect to such reimbursement) of all Class D Notes, times

●	the aggregate Nominal Liquidation Amount Deficits of all Class D Notes which are reimbursed on such date.

“Closing Date” means [_______ __, 20__].

“Compounded SOFR” means the compounded average of daily SOFR rates for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate (which, for example, may be compounded in arrears with a lookback and/or suspension period as a mechanism to determine the interest amount payable prior to the end of each Interest Accrual Period or compounded in advance) being established by the Calculation Agent in accordance with:

(1)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining Compounded SOFR; provided that:

(2)

if, and to the extent that, the Calculation Agent determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by the Calculation Agent in its reasonable discretion.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Daily Principal Shortfall” means the excess of the sum of the amounts of any targeted deposits into the principal funding account with respect to all series of notes included in Excess Available Principal Amounts Sharing Group One over the month to date amount of Collections processed in respect of principal receivables for such month allocable to all series of notes included in Excess Available Principal Amounts Sharing Group One that are on deposit in the Collection Account on such date.

“Default Amount” means, with respect to any Defaulted Account, the aggregate amount of principal receivables (other than ineligible receivables) in a Defaulted Account on the day such account became a Defaulted Account.

“Defaulted Account” means certain accounts in the Trust Portfolio, the receivables of which have been charged off as uncollectible by the servicer.

“Definitive Notes” means notes in definitive form, registered in the name of the legal or beneficial owner thereof attached without interest coupons.

“Delinquency Trigger Rate” means, initially, [•]%, which percentage will be reviewed and may be adjusted upon the occurrence of any of the following events:

●	the filing of a registration statement with the SEC relating to any notes to be offered and sold from time to time by the transferor, on behalf of the issuing entity; and

●

a change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in the transferor’s judgment, could reasonably be expected to have a material effect on the delinquency rate for cardholder payments on the credit card accounts comprising the Trust Portfolio or the manner by which delinquencies are defined or determined;

provided, however, that, for so long as a delinquency trigger has occurred and is continuing, a review of the delinquency trigger rate that would otherwise be required as specified above will be delayed until the date on which the issuing entity first reports in its distribution report on Form 10-D that the delinquency trigger is no longer continuing.

“Determination Date” means, unless otherwise specified in the related Indenture Supplement, the second Business Day preceding each Transfer Date.

“Distribution Date” means [___________ __, 20__] and the fifteenth day of each calendar month thereafter, or if such fifteenth day is not a Business Day, the next succeeding Business Day.

“Eligible Account” means any Visa, Mastercard, American Express or other major card payment network credit card account for which each of the following requirements is satisfied as of the designated date upon which representations are effective:

●	it exists and is maintained by WFBNA;

●	its receivables are payable in United States dollars;

●	the related obligor’s most recent billing address is located in the United States or its territories or possessions;

●	it is not classified by WFBNA as (i) counterfeit, cancelled, fraudulent, stolen, or lost or (ii) subject to a bankruptcy proceeding of the related obligor; and

●	all of its receivables have not been charged-off under WFBNA’s customary and usual procedures for servicing credit card accounts;

provided, however, the definition of Eligible Account may be changed by amendment to the transfer agreement without the consent of the noteholders if:

●

the transferor delivers to the issuing entity a certificate of a responsible officer to the effect that, in the reasonable belief of the transferor, such amendment will not have an adverse effect on the noteholders; and

●	such amendment will not result in a withdrawal or reduction of the rating of any outstanding series, tranche or class of notes by any note rating agency.

“Eligible Receivable” means any receivable for which each of the following requirements is satisfied as of the applicable time:

●	it arises in an Eligible Account;

●

it is created, in all material respects, in compliance with all requirements of law applicable to WFBNA, and it is created under a credit card agreement that complies in all material respects with all requirements of law applicable to WFBNA;

●

all consents, licenses, authorizations of, or registrations or declarations with, any governmental authority that are required for its creation or the execution, delivery, or performance of the related credit card agreement have been duly obtained or made by WFBNA and are fully effective;

●

immediately prior to being transferred to the issuing entity, the transferor has good and marketable title to it free and clear of all liens arising under or through the transferor or any of its affiliates (other than certain tax liens for taxes not then due or which WFBNA or the transferor is contesting);

●	it is the legal, valid, and binding payment obligation of the related obligor and is enforceable against that obligor in accordance with its terms (with certain bankruptcy related exceptions);

●	it is an “account” under Article 9 of the UCC; and

●

WFBNA’s electronic records do not reflect any right of rescission, setoff, counterclaim or any other defense of the obligor (including the defense of usury), other than defenses arising out of debtor relief laws and except as such enforceability may be limited by general principles of equity (whether considered in a suit at law or equity).

“Excess Available Funds” means, for any series for any month, the Available Funds with respect to such series remaining after application to cover targeted deposits to the interest funding account, payment of the portion of the servicing fee allocable to such series, and application to cover any Investor Default Amounts allocable to the WFCardSeries or any deficits in the nominal liquidation amount of the notes of such series.

“Excess Available Funds Percentage” for a month is determined by subtracting the Base Rate from the Portfolio Yield for that month.

“Floating Investor Percentage” means, for any series and for any date of determination during any month, a percentage based on a fraction, the numerator of which is the Available Funds Allocation Amount for such series and for such date and the denominator of which is the greater of (a) the total principal receivables at the end of the prior month and (b) the sum of the numerators used to calculate the Floating Investor Percentages for all outstanding series on such date of determination. However, the Floating Investor Percentage will be adjusted for certain nominal liquidation amount increases, as well as additions and certain removals of accounts, during the related month.

“FRBNY’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source. The foregoing Internet website is an inactive textual reference only, meaning that the information contained on the website is not part of this prospectus and is not incorporated in this prospectus by reference.

“Insolvency Event” means, with respect to an entity: (a) (x) the commencement of an involuntary action seeking (i) a decree or order for relief by a court having jurisdiction in the premises in respect of such Person in a case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization, or other similar law, (ii) the appointment of a custodian, conservator, receiver, liquidator, assignee, trustee, sequestrator, or other similar official of such Person or (iii) the winding up or liquidation of such Person’s affairs, which in each case shall have remained undischarged or unstayed for a period of 90 consecutive days or (y) the entering of any order or decree providing the relief, remedy or other action described in any of clauses (i) through (iii); or (b) the commencement by such Person of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, conservatorship, receivership, reorganization, or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of such Person in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, conservatorship, receivership, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, conservator, receiver, liquidator, assignee, trustee, sequestrator, or similar official of such Person or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or such Person’s failure to pay its debts generally as they become due, or the taking of corporate action by such Person in furtherance of any such action.

“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.

“Investor Default Amount” means, with respect to any series and any day in a month, the product of (a) the Default Amount with respect to such day and (b) the Floating Investor Percentage with respect to such series and such day.

“Investor Servicing Fee” has the meaning described in “The Servicing Agreement—Servicing Compensation and Payment of Expenses” in this prospectus.

“Minimum Transferor Interest” for any period, [•]% of the average principal receivables for such period. The issuing entity may reduce the Minimum Transferor Interest upon (w) delivery to the indenture trustee of an issuer tax opinion with respect to such reduction, (x) 30 days’ prior notice to the indenture trustee and each note rating agency, (y) satisfaction of the Rating Agency Condition and (z) delivery to the indenture trustee of an officer’s certificate stating that the Issuer reasonably believes that such reduction will not, based on the facts known to such officer at the time of such certification, then or thereafter cause an Early Redemption Event to occur with respect to any series; provided that the Minimum Transferor Interest may not at any time be less than 2% of the average principal receivables for such period.

“Monthly Interest Accrual Date” means, for any outstanding series, class or tranche of notes:

●	each interest payment date for such series, class or tranche; and

●	for any month in which no interest payment date occurs, the date in that month corresponding numerically to the next interest payment date for that series, class or tranche of notes; but

—

for the month in which a series, class or tranche of notes is issued, the date of issuance of such series, class or tranche will be the first Monthly Interest Accrual Date for such series, class or tranche of notes;

—

for the month next following the month in which a series, class or tranche of notes is issued, the first day of such month will be the first Monthly Interest Accrual Date in such next following month for such series, class or tranche of notes;

—

any date on which (a) proceeds from a sale of receivables following an event of default and acceleration of any series, class or tranche of notes or (b) proceeds of the reassignment amount from the reassignment of receivables to the transferor pursuant to the terms of the transfer agreement, as applicable, are deposited into the interest funding account for such series, class or tranche of notes will be a Monthly Interest Accrual Date for such series, class or tranche of notes;

—	if there is no such numerically corresponding date in that month, then the Monthly Interest Accrual Date will be the last Business Day of the month; and

—

if the numerically corresponding date in such month is not a Business Day for that class or tranche, then the Monthly Interest Accrual Date will be the next following Business Day, unless that Business Day would fall in the following month, in which case the Monthly Interest Accrual Date will be the last Business Day of the earlier month.

“Monthly Principal Accrual Date” means for any outstanding series, class or tranche of notes:

●

for any month in which the expected principal payment date occurs for such series, class or tranche, such expected principal payment date, or if that day is not a Business Day, the next following Business Day; and

●

for any month in which no expected principal payment date occurs for such series, class or tranche, the date in that month corresponding numerically to the expected principal payment date for that series, class or tranche of notes (or for any month following the last expected principal payment date, the date in such month corresponding numerically to the preceding expected principal payment date for such series, class or tranche of notes); but

—	following an early redemption event arising from an Insolvency Event with respect to WFBNA, the second Business Day following such early redemption event shall be a Monthly Principal Accrual Date;

—

any date on which prefunded excess amounts are released from any principal funding subaccount and deposited into the principal funding subaccount of any tranche of notes on or after the expected principal payment date for such tranche of notes will be a Monthly Principal Accrual Date for such tranche of notes;

—

any date on which proceeds from a sale of receivables following an event of default and acceleration of any series, class or tranche of notes are deposited into the principal funding account for such series, class or tranche of notes will be a Monthly Principal Accrual Date for such series, class or tranche of notes;

—	if there is no numerically corresponding date in that month, then the Monthly Principal Accrual Date will be the last Business Day of the month; and

—

if the numerically corresponding date in such month is not a Business Day, the Monthly Principal Accrual Date will be the next following Business Day, unless that Business Day would fall in the following month, in which case the Monthly Principal Accrual Date will be the last Business Day of the earlier month.

“Net Servicing Fee” has the meaning described in “The Servicing Agreement—Servicing Compensation and Payment of Expenses” in this prospectus.

“Nominal Liquidation Amount Deficit” means, for any tranche of notes, the Adjusted Outstanding Dollar Principal Amount minus the nominal liquidation amount of that tranche.

“Performing” means, for any derivative agreement, that no payment default or repudiation by the derivative counterparty has occurred and such derivative agreement has not been terminated.

“Permitted Investments” means:

●	United States Treasury obligations (all direct or fully guaranteed obligations);

●

time deposits or certificates of deposit of depository institutions or trust companies incorporated under the laws of the United States of America or any state thereof (or domestic branches of foreign depository institutions or trust companies) and subject to supervision and examination by federal or state banking or depository institution authorities, the certificates of deposit of which, at the time of the investment, have the highest rating from Moody’s, SP Global Ratings and, if rated by Fitch, Fitch;

●	commercial paper having, at the time of the investment, a rating in the highest rating category from Moody’s, SP Global Ratings and, if rated by Fitch, Fitch;

●	bankers’ acceptances issued by any depository institution or trust company described in the second clause above;

●	money market funds which have the highest rating from, or have otherwise been approved in writing by, each note rating agency;

●

demand deposits in the name of the paying agent on behalf of the indenture trustee for the benefit of the noteholders in any depository institution or trust company described in the second clause above; and

●	any other investment if the Rating Agency Condition is satisfied.

“Portfolio Yield” with respect to any series for a month is the annual rate equivalent of:

●	the sum of:

—	Available Funds for such series for the related Transfer Date; plus

—

any amounts to be treated as Available Funds of such series remaining in the interest funding subaccounts after a sale of receivables as described in “Sources of Funds to Pay the Notes—Sale of Credit Card Receivables” in this prospectus; plus

—	any shared excess available funds from any other series of notes allocated to such series; plus

—	any interest funding subaccount earnings on the related Transfer Date; minus

—

the excess, if any, of the shortfalls in the investment earnings on amounts in any principal funding accounts for notes of such series over the sum of (i) any withdrawals of amounts from the accumulation reserve subaccount and (ii) any additional finance charge collections allocable to such series, in each case, to cover the shortfalls as described under “Sources of Funds to Pay the Notes—Deposit and Application of Funds for each Series—WFCardSeries Available Funds” in this prospectus; minus

—	the sum, for each date during that month, of the product of, the Investor Default Amount for that day times the Floating Investor Percentage for such day; divided by

●	the Weighted Average Available Funds Allocation Amount with respect to such month and series.

“Principal Allocation Amount” means, on any date during any month for any tranche, class or series of notes (exclusive of (x) any notes within such tranche, class or series which will be paid in full during such month and (y) any notes which will have a nominal liquidation amount of zero during such month), an amount equal to the sum of (a) for any notes within such tranche, class or series of notes in a note accumulation period, the sum of the nominal liquidation amounts for such notes as of the close of business on the day prior to the commencement of the most recent note accumulation period for such notes, and (b) for all other notes outstanding within such tranche, class or series of notes, (i) the sum of the nominal liquidation amounts for such notes, each as of the close of business on the last day of the immediately preceding month (or, for the first month for any such tranche of notes, the initial dollar principal amount of such notes), plus (ii) the aggregate amount of any increases in the nominal liquidation amount of such notes as a result of (y) the issuance of additional notes in an outstanding series, class or tranche of notes or (z) the release of prefunded amounts (other than prefunded amounts deposited during such month) for such series, class or tranche, as applicable, from a principal funding subaccount, in each case during such month on or prior to such date.

“Principal Investor Percentage” means, for any series and for any date of determination, a percentage based on a fraction, the numerator of which is the Principal Allocation Amount for such series and for such date and the denominator of which is the greater of (a) the total principal receivables at the end of the prior month and (b) the sum of the numerators used to calculate the Principal Investor Percentage for all outstanding series on such date of determination. This Principal Investor Percentage will be adjusted in connection with nominal liquidation amount increases, as well as additions and certain removals of accounts, during the related month. As set forth in the definition of Principal Allocation Amount, the nominal liquidation amount is the sum of (i) for each tranche of notes which is not accumulating or paying principal, the nominal liquidation amount at the end of the prior month and (ii) for each tranche of notes which is accumulating or paying principal, the nominal liquidation amount prior to any reductions for accumulations or payments of principal.

“Rating Agency Condition” means, unless otherwise specified in the related indenture supplement for any series or class of notes, with respect to any action subject to such condition, (i) that each note rating agency shall have notified the issuing entity, the transferor or the servicer in writing that the proposed action will not result in a reduction or withdrawal of its ratings on any outstanding notes of any series, class or tranche of notes or (ii) if at such time any note rating agency has informed the issuing entity, the transferor or the servicer that such note rating agency does not provide such written notifications for transactions of this type, then as to such note rating agency the issuing entity shall deliver written notice of the proposed action to such note rating agency at least ten (10) business days’ prior to the effective date of such action (or such shorter period as specified in the relevant transaction document provision).

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is [•]-month LIBOR, 11:00 a.m. (London time) on the relevant interest rate determination date, and (2) if the Benchmark is not [•]-month LIBOR, the time determined by the Calculation Agent in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve and/or the FRBNY, or a committee officially endorsed or convened by the Federal Reserve and/or the FRBNY or any successor thereto.

“Removal Date” means the date of any removal of receivables in accounts removed from the Trust Portfolio.

“Representative Portfolio” means the portfolio of Visa or American Express credit card accounts, and revolving credit card accounts of one or more other major card payment networks, including Mastercard, owned by WFBNA at such time, from which the accounts designated to be included in the Trust Portfolio are selected.

“Required Excess Available Funds” means, for any month, zero; provided, however, that this amount may be changed if the issuing entity (i) provides written notice to the indenture trustee, [(ii) receives the consent of the rating agencies] and (iii) reasonably believes that the change will not have a material adverse effect on the notes.

“Servicer Default” means any of the following events:

(a)

failure by the servicer to make any payment, transfer or deposit on the date the servicer is required to do so under the servicing agreement or any series supplement (or within the applicable grace period, which will not exceed 5 Business Days);

(b)

failure on the part of the servicer duly to observe or perform in any respect any other covenants or agreements of the servicer which has a material adverse effect on the noteholders of any series issued and outstanding and which continues unremedied for a period of 60 days after written notice of such failure, requiring the same to be remedied, shall have been given to the servicer by the issuing entity;

(c)

any representation, warranty or certification made by the servicer in the servicing agreement, or in any certificate delivered pursuant to the servicing agreement, proves to have been incorrect when made which has a material adverse effect on the issuing entity, and which continues to be incorrect in any material respect for a period of 60 days after written notice shall have been given to the servicer by the issuing entity; or

(d)	an Insolvency Event with respect to the servicer shall have occurred.

Notwithstanding the foregoing, a delay in or failure of performance referred to in clause (a) above for a period of 10 Business Days, or referred to under clause (b) or (c) for a period of 60 Business Days, will not constitute a Servicer Default if such delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and such delay or failure was caused by an act of God the public enemy, acts of declared or undeclared war, public disorder, rebellion, riot or sabotage, epidemics, landslides, lightning, fire, hurricanes, tornadoes, earthquakes, nuclear disasters or meltdowns, floods, power outages or similar causes.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the FRBNY, as the administrator of SOFR, (or a successor administrator) on the FRBNY’s Website.

“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Transfer Date” means the Business Day immediately prior to the Distribution Date in each month.

“Transferor Interest” means, on the date of determination, the aggregate amount of (a) the principal receivables plus (b) the principal amount on deposit in any Principal Funding Account plus (c) any Available Principal Amounts on deposit in the collection account plus (d) the amount on deposit in the excess funding account, each at the end of the day immediately prior to such date of determination, minus (e) the aggregate nominal liquidation amount at the end of such day.

“Transferor Percentage” means, on any date of determination, when used with respect to principal receivables, finance charge receivables and receivables in Defaulted Accounts, a percentage equal to 100% minus the aggregate investor percentage with respect to such categories of Receivables.

“Trust Portfolio” means the credit card accounts selected from the Representative Portfolio and designated to the issuing entity as of the Closing Date and, for additional accounts, as of the related date of their designation, based on the eligibility criteria set forth in the transfer agreement and which accounts have not been removed from designation to the issuing entity.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

“Unallocated Principal Collections” means any amounts collected in respect of principal receivables that are allocable to, but not paid to, Funding because the Transferor Interest is less than the Minimum Transferor Interest.

“Weighted Average Available Funds Allocation Amount” means, for any month for any tranche, class or series of notes, the sum of the Available Funds Allocation Amount for such tranche, class or series, as applicable, as of the close of business on each day during such month divided by the actual number of days in such month.

“WFCardSeries Available Funds” means, for any month, the amounts to be treated as WFCardSeries Available Funds as described in “Source of Funds to Pay the Notes—Deposit and Application of Funds for each Series—WFCardSeries Available Funds.”

“WFCardSeries Available Principal Amounts” means, for any month, the sum of the deposits of collections with respect to principal receivables allocated to the WFCardSeries, dollar payments for principal under any derivative agreements for tranches of notes of the WFCardSeries, if any, and any amounts of WFCardSeries Available Funds available to cover Investor Default Amounts allocable to the WFCardSeries or reimburse any deficits in the nominal liquidation amount of the WFCardSeries notes.

Annex I

The Representative Portfolio and the Trust Portfolio

The information in this Annex I forms an integral part of the prospectus.

General

WFBNA’s credit card portfolio is currently comprised primarily of Visa and American Express credit card accounts. In the future, WFBNA’s credit card portfolio could include revolving credit card accounts of one or more other major card payment networks, including Mastercard. WFBNA has selected a subset of its credit card portfolio for securitization eligibility purposes (referred to in this prospectus as the Representative Portfolio). The Representative Portfolio consists of credit card assets arising in general purpose, unsecured credit cards. The Trust Portfolio is comprised of receivables arising in accounts that have been selected from the Representative Portfolio based upon the eligibility criteria specified in the receivables purchase agreement and the transfer agreement applied with respect to the accounts as of their selection date. See the definition of “Eligible Account” in the “Glossary of Defined Terms,” “The Receivables Purchase Agreement—Representations and Warranties,” and “The Transfer Agreement—Representations and Warranties” in this prospectus. Subject only to these eligibility criteria and any applicable regulatory guidelines, the account owner has the discretion to select any accounts in the Representative Portfolio for designation to the Trust Portfolio. Additional subsets of WFBNA’s credit card portfolio (or additional portfolios acquired by WFBNA) may be designated to the Representative Portfolio from time to time.

Additional accounts designated to the Trust Portfolio will consist of Eligible Accounts from the Representative Portfolio that may or may not currently be in existence and that may have been originated using different credit criteria from those used in originating the accounts already designated to the Trust Portfolio. Consequently, delinquency, loss, revenue, and payment rate experience with respect to the initial accounts and the additional accounts comprising the Trust Portfolio may be different from the historical experience of the Representative Portfolio. See “The Transfer Agreement—Addition of Issuer Assets.” Moreover, the composition of accounts and the concentration of certain accounts comprising each of the Representative Portfolio and the Trust Portfolio may be different and the performance metrics of the receivables related to the Representative Portfolio are not necessarily indicative of how the receivables in the Trust Portfolio will perform, and vice-versa. Consequently, delinquency, loss, revenue, and payment rate experience with respect to the accounts in the Trust Portfolio may be different from that set forth below for the Representative Portfolio.

As owner of the credit card accounts, WFBNA retains the right to change various credit card account terms (including finance charges and other fees it charges and the required minimum monthly payment). WFBNA has no restrictions on its ability to change the terms of the credit card accounts, except as described in this prospectus. See “Risk Factors—Business Risks Relating to WFBNA’s Credit Card Business—WFBNA may change the terms of the credit card accounts in a way that reduces or slows collections. These changes may result in reduced, accelerated or delayed payments to you” in this prospectus. Changes in relevant law, changes in the marketplace or prudent business practices could cause WFBNA to change credit card account terms. See “WFBNA’s Credit Card Activities—Collection Efforts” in this prospectus for a description of how credit card account terms can be changed.

A-I-1

Economic conditions affect the performance of the receivables in each of the Representative Portfolio and the Trust Portfolio. If economic conditions were to deteriorate, the performance of the receivables in the Representative Portfolio and the Trust Portfolio may be adversely affected.

COVID-19 Pandemic

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, affected equity market valuations, created significant volatility and disruption in financial markets, and increased unemployment levels. In addition, the pandemic has resulted in restrictions and closures for many businesses, as well as the institution of social distancing and sheltering in place requirements in many states and communities. Although some restrictive measures have been eased in certain areas, many of the restrictive measures remain in place or have been reinstated, and in some cases additional restrictive measures are being implemented. U.S. and global economies are likely to be negatively impacted for an extended period of time as there remains significant uncertainty about the timing and strength of an economic recovery.

In response to the COVID-19 pandemic, beginning in March 2020, WFBNA implemented client assistance programs for its cardholders experiencing hardship from impacts of COVID-19, which includes payment deferrals for those cardholders. Starting in March 2020, WFBNA implemented an initial 90-day deferment program, during which interest and fees were waived. Beginning in June 2020, the deferment program was modified to an initial or subsequent 60-day deferment period during which interest continues to accrue and is added to the principal balance each month, while certain fees continue to be waived. Customers are limited to an initial deferment period and one subsequent deferment period. The delinquency status for accounts participating in the deferment program is generally reported using the payment status of each account at the time payment deferral was granted. WFBNA continues to evaluate, and may need to further modify, its policies and programs to continue helping its card customers through the COVID-19 pandemic but any future actions will depend on future developments, which are highly uncertain and difficult to predict. We cannot predict what future actions may be necessary to help card customers through the COVID-19 pandemic, including card customers whose accounts have been or may in the future be designated to the Trust Portfolio. The programs have had, and are expected to continue to have, the effect of reducing or slowing collections in the near term and, if not effective in mitigating the effect of COVID-19 on cardholders, may adversely affect the notes.

Because the delinquency status for receivables subject to payment deferrals under this program reflects the payment status of the related accounts at the time payment deferral was granted, and the majority of these accounts were current at that time, it is likely that without payment deferrals a portion of the accounts reported as current would have become delinquent. In addition, because the accounts in the payment deferral program do not become delinquent or advance to the next delinquency cycle, including ultimately to charge-off, in the same timeframe that would have occurred had the payment deferral relief not been granted, the levels and severities of delinquencies and charge-off amounts through the deferment period are likely lower than would have otherwise been the case. As these accounts exit the payment deferral program and until any related delinquent receivables are charged-off, levels and severities of delinquencies and charge-off amounts will likely be higher than would have otherwise been the case. As a result, historical delinquency and charge-off experience for the Representative Portfolio is likely to not be an accurate indicator of the performance of the receivables in the Representative Portfolio in the future for so long as the effects of COVID-19 continue.

The Representative Portfolio

At [Month DD], 20[•], and as of the years ended December 31, 20[•], December 31, 20[•], December 31, 20[•], December 31, 20[•], and December 31, 20[•], the Representative Portfolio consisted of receivables totaling approximately $[•] billion, $[•] billion, $[•] billion, $[•] billion, $[•] billion, and $[•] billion, respectively. Set forth below is certain information with respect to the Representative Portfolio.

A-I-2

Delinquency and Loss Experience

The following tables set forth the delinquency and loss experience for cardholder payments on the credit card accounts comprising the Representative Portfolio for each of the dates or periods shown. The delinquency and loss rates at any time reflect, among other factors, the quality of the credit card receivables, the average seasoning of the accounts, the success of the account owner’s collection efforts, and general economic conditions. We cannot provide any assurance that delinquency and loss experience for the receivables in the Representative Portfolio in the future will be similar to the historical experience set forth below. Moreover, because a pandemic such as COVID-19 has not occurred in recent years, neither historical delinquency experience nor historical loss experience for the receivables in the Representative Portfolio is likely to be an accurate indicator of the performance of the receivables in the Representative Portfolio in the future for so long as the effects of COVID-19 continue.

WFBNA’s procedures for determining whether an account is contractually delinquent, including a description of its collection efforts with regard to delinquent accounts, and for charging off accounts are described under “WFBNA’s Credit Card Activities—Collection Efforts” in this prospectus.

A-I-3

Delinquency Experience by Receivables Balance

Representative Portfolio

(Dollars in Thousands)

	As of Month DD,		As of December 31,
	20[•]		20[•]		20[•]
	Receivables	Percentage of Receivables	Receivables	Percentage of Receivables	Receivables	Percentage of Receivables
Total Receivables(1)	$	%	$	%	$	%

Days Contractually Delinquent:
1 to 29 Days	$	%	$	%	$	%
30 to 59 Days
60 to 89 Days
90 to 119 Days
120 to 149 Days
150 to 179 Days
180 or more Days

Total	$	%	$	%	$	%

As of December 31,
	20[•]		20[•]		20[•]
	Receivables	Percentage of Receivables	Receivables	Percentage of Receivables	Receivables	Percentage of Receivables
Total Receivables(1)	$	%	$	%	$	%

Days Contractually Delinquent:
1 to 29 Days	$	%	$	%	$	%
30 to 59 Days
60 to 89 Days
90 to 119 Days
120 to 149 Days
150 to 179 Days
180 or more Days

Total	$	%	$	%	$	%

(1)	Total receivables in respect of the accounts consist of all amounts due from cardholders as posted to the accounts as of the date shown.

A-I-4

Delinquency Experience by Number of Accounts

Representative Portfolio

	As of Month DD,		As of December 31,
	20[•]		20[•]		20[•]
	Accounts	Percentage of Accounts	Accounts	Percentage of Accounts	Accounts	Percentage of Accounts
Total Number of Accounts		%		%		%

Days Contractually Delinquent:
1 to 29 Days		%		%		%
30 to 59 Days
60 to 89 Days
90 to 119 Days
120 to 149 Days
150 to 179 Days
180 or more Days

Total		%		%		%

As of December 31,
	20[•]		20[•]		20[•]
	Accounts	Percentage of Accounts	Accounts	Percentage of Accounts	Accounts	Percentage of Accounts
Total Number of Accounts		%		%		%

Days Contractually Delinquent:
1 to 29 Days		%		%		%
30 to 59 Days
60 to 89 Days
90 to 119 Days
120 to 149 Days
150 to 179 Days
180 or more Days

Total		%		%		%

A-I-5

Loss Experience(1)

Representative Portfolio

	[•]-Month Period Ended Month DD,		Year Ended December 31,
	20[•](2)		20[•]		20[•]		20[•]		20[•]		20[•]
Average principal receivables(3)	$		$		$		$		$		$
Gross charge-offs(4)	$		$		$		$		$		$
Gross charge-offs as a percentage of average principal receivables		%		%		%		%		%		%
Recoveries(5)	$		$		$		$		$		$

Net charge-offs(6)	$		$		$		$		$		$
Net charge-offs as a percentage of average principal receivables		%		%		%		%		%		%
Number of accounts experiencing a charge-off(7)
Average number of accounts(8)
Average net charge-off amount of accounts experiencing a charge-off	$		$		$		$		$		$
Accounts experiencing a charge-off as a percentage of average number of accounts		%		%		%		%		%		%

(1)	All dollar amounts in this table are expressed as dollars in thousands, except for average net charge-off amount of accounts experiencing a charge-off, which is expressed as actual dollars.
(2)	The percentages reflected for this column are annualized figures. Annualized figures are not necessarily indicative of actual results for the entire year.
(3)	Average principal receivables is an average of the monthly average principal receivables outstanding for each month of the applicable period.
(4)

Gross charge-offs consist of charge offs of principal receivables before recoveries and do not include any charge offs of finance charge receivables or the amount of any reductions in receivables due to fraud, returned goods, customer disputes or other miscellaneous adjustments. If accrued finance charge receivables that have been written off were included in gross charge-offs, gross charge-offs would be higher as an absolute number and as a percentage of the average principal receivables outstanding during the period indicated.

(5)	Recoveries are collections received in respect of charged-off accounts during the period indicated and are treated as collections of finance charge receivables.
(6)	Net charge-offs are an amount equal to gross charge-offs minus recoveries, each for the applicable period.
(7)	Number of accounts that defaulted during the applicable period.
(8)	Average number of accounts is an average of the monthly average accounts outstanding for each month of the applicable period.

Revenue Experience

The following table sets forth the revenues from finance charges (interest and fees) billed or collected and interchange received with respect to the credit card accounts comprising the Representative Portfolio for each of the periods shown. Yield is affected by numerous factors, including the monthly periodic finance charges on the receivables, the amount of fees, changes in the delinquency rate on the receivables, the percentage of cardholders who pay their balance in full each month and do not incur monthly periodic finance charges, and the percentage of credit card accounts bearing finance charges at promotional rates.

The revenue from periodic finance charges and fees—other than annual fees—depends in part upon the collective preference of cardholders to use their credit cards as revolving debt instruments for purchases and cash advances and to pay account balances over several months—as opposed to convenience use, where cardholders pay off their entire balance each month, thereby avoiding periodic finance charges on their purchases—and upon other credit card-related services for which the cardholder pays a fee. Revenues from

A-I-6

periodic finance charges and fees also depend on the types of charges and fees assessed on the credit card accounts. Accordingly, revenue will be affected by future changes in the types of charges and fees assessed on the accounts and on the types of additional accounts added from time to time. These revenues could be adversely affected by future changes in fees and charges assessed by WFBNA and other factors. See “WFBNA’s Credit Card Activities” in this prospectus.

We cannot provide any assurance that revenue experience for the receivables in the Representative Portfolio in the future will be similar to the historical experience set forth below. Moreover, because a pandemic such as COVID-19 has not occurred in recent years, historical revenue experience for the receivables in the Representative Portfolio is likely to not be an accurate indicator of the performance of the receivables in the Representative Portfolio in the future for so long as the effects of COVID-19 continue.

Revenue Experience

Representative Portfolio

(Dollars in Thousands)

	[•]-Month Period Ended Month DD,	Year Ended December 31,
	20[•](1)	20[•]		20[•]		20[•]		20[•]		20[•]
Average Principal Receivables(2)	$	$		$		$		$		$
Finance Charges (Interest and Fees)(3)	$	$		$		$		$		$
Yield from Finance Charges(4)%			%		%		%		%		%
Interchange	$	$		$		$		$		$
Yield from Interchange(4)%			%		%		%		%		%
Total Yield	%		%		%		%		%		%

(1)	The percentages reflected for this column are annualized figures. Annualized figures are not necessarily indicative of actual results for the entire year.
(2)	Average principal receivables is an average of the monthly average principal receivables outstanding for each month of the applicable period.
(3)

Beginning [•], Revenue Experience is reported as finance charges collected. Prior to that date, Revenue Experience is reported as finance charges assessed. Assessed finance charges are amounts assessed on customer billing statements net of reversals, minus finance charges that defaulted during the applicable period. Collected finance charges are actual collections of interest and fees. As a result, there are limitations to any comparison of the historical Revenue Experience data presented for periods before and after [•].

(4)	Yield percentages are calculated as the amount of the respective yield component divided by the average principal receivables for the applicable period.

Payment Rates

The following table sets forth the highest and lowest cardholder monthly payment rates with respect to the credit card accounts comprising the Representative Portfolio for any single month during each period shown and the average cardholder monthly payment rate for all months during each period shown. The actual monthly payment rate experience will vary month to month due to variations in cardholder charge and payment behavior. We cannot provide any assurance that cardholder monthly payment rates for the Representative Portfolio in the future will be similar to the historical experience set forth below.

WFBNA’s billing and payment procedures are described under “WFBNA’s Credit Card Activities—Billing and Payments” in this prospectus.

A-I-7

Monthly Payment Rates(1)

Representative Portfolio

	[•]-Month Period Ended Month DD,	Year Ended December 31,
	20[•]	20[•]	20[•]	20[•]	20[•]	20[•]
Monthly Payment Rate
Lowest Month	%	%	%	%	%	%
Highest Month	%	%	%	%	%	%
Monthly Average(2)%		%	%	%	%	%

(1)

Monthly payment rates are calculated as the amount of payments from cardholders received net of payments returned with respect to receivables during a month divided by the aggregate receivables balances at the beginning of the applicable month. Beginning [•], Monthly Payment Rate is calculated using principal payments collected as a percentage of the aggregate beginning of month principal balances. Prior to that date, Monthly Payment Rate is calculated using total payments as a percentage of the aggregate beginning of month total balances. As a result, there are limitations to any comparison of the historical Monthly Payment Rate data presented for periods before and after [•].

(2)	For each period presented, the average monthly payment rate for the period is calculated as the average of the relevant monthly payment rates during such period.

The Trust Portfolio

The primary assets of the issuing entity consist of receivables generated from time to time in a portfolio, referred to as the Trust Portfolio, of designated accounts that have been selected from the Representative Portfolio based upon the eligibility criteria specified in the receivables purchase agreement and the transfer agreement applied with respect to the accounts as of their selection date. The Trust Portfolio was created on [Month] DD, 20[•], which we refer to as the Closing Date. See “The Representative Portfolio and the Trust Portfolio” above in this Annex I and the definition of “Eligible Account” in the “Glossary of Defined Terms,” “The Receivables Purchase Agreement—Representations and Warranties,” and “The Transfer Agreement—Representations and Warranties” in this prospectus.

At [Month DD], 20[•], [and as of the years ended December 31, 20[•], December 31, 20[•], December 31, 20[•], December 31, 20[•], and December 31, 20[•],] the Trust Portfolio consisted of receivables totaling approximately $[•] billion[, $[•] billion, $[•] billion, $[•] billion, $[•] billion, and $[•] billion, respectively]. Set forth below is certain information with respect to the Trust Portfolio.

Delinquency and Loss Experience

The following tables set forth the delinquency and loss experience for cardholder payments on the credit card accounts comprising the Trust Portfolio for [each of] the date[s] or period[s] shown. The delinquency and loss rates at any time reflect, among other factors, the quality of the credit card receivables, the average seasoning of the accounts, the success of the servicer’s collection efforts, and general economic conditions. We cannot provide any assurance that delinquency and loss experience for the receivables in the Trust Portfolio in the future will be similar to the historical experience set forth below.

WFBNA’s procedures for determining whether an account is contractually delinquent, including a description of its collection efforts with regard to delinquent accounts, and for charging off accounts are described under “WFBNA’s Credit Card Activities—Collection Efforts” in this prospectus.

A-I-8

Delinquency Experience by Receivables Balance

Trust Portfolio

(Dollars in Thousands)

As of Month DD, 20[•]
	Total Receivables	Percentage of Receivables
Total Receivables(1)	$	%

Days Contractually Delinquent:
1 to 29 Days	$	%
30 to 59 Days
60 to 89 Days
90 to 119 Days
120 to 149 Days
150 to 179 Days
180 or more Days

Total	$	%

(1)	Total receivables in respect of the accounts consist of all amounts due from cardholders as posted to the accounts as of the date shown.

Delinquency Experience by Number of Accounts

Trust Portfolio

As of Month DD, 20[•]
	Accounts	Percentage of Accounts
Total Number of Accounts		%

Days Contractually Delinquent:
1 to 29 Days		%
30 to 59 Days
60 to 89 Days
90 to 119 Days
120 to 149 Days
150 to 179 Days
180 or more Days

Total		%

A-I-9

Loss Experience(1)

Trust Portfolio

[•]-Month Period Ended Month DD, 20[•](2)
Average principal receivables(3)	$
Gross charge-offs(4)	$
Gross charge-offs as a percentage of average principal receivables		%
Recoveries(5)	$

Net charge-offs(6)	$
Net charge-offs as a percentage of average principal receivables		%
Number of accounts experiencing a charge-off(7)
Average number of accounts(8)
Average net charge-off amount of accounts experiencing a charge-off	$
Accounts experiencing a charge-off as a percentage of average number of accounts		%

(1)	All dollar amounts in this table are expressed as dollars in thousands, except for average net charge-off amount of accounts experiencing a charge-off, which is expressed as actual dollars.
(2)	The percentages reflected for this column are annualized figures. Annualized figures are not necessarily indicative of actual results for the entire year.
(3)	Average principal receivables is an average of the monthly average principal receivables outstanding for each month of the applicable period.
(4)

Gross charge-offs consist of charge offs of principal receivables before recoveries and do not include any charge offs of finance charge receivables or the amount of any reductions in receivables due to fraud, returned goods, customer disputes or other miscellaneous adjustments. If accrued finance charge receivables that have been written off were included in gross charge-offs, gross charge-offs would be higher as an absolute number and as a percentage of the average principal receivables outstanding during the period indicated.

(5)	Recoveries are collections received in respect of charged-off accounts during the period indicated and are treated as collections of finance charge receivables.
(6)	Net charge-offs are an amount equal to gross charge-offs minus recoveries, each for the applicable period.
(7)	Number of accounts that defaulted during the applicable period.
(8)	Average number of accounts is an average of the monthly average accounts outstanding for each month of the applicable period.

Revenue Experience

The following table sets forth the revenues from finance charges (interest and fees) collected and interchange received with respect to the credit card accounts comprising the Trust Portfolio for [each of] the period[s] shown. Yield is affected by numerous factors, including the monthly periodic finance charges on the receivables, the amount of fees, changes in the delinquency rate on the receivables, the percentage of cardholders who pay their balance in full each month and do not incur monthly periodic finance charges, and the percentage of credit card accounts bearing finance charges at promotional rates.

The revenue from periodic finance charges and fees—other than annual fees—depends in part upon the collective preference of cardholders to use their credit cards as revolving debt instruments for purchases and cash advances and to pay account balances over several months—as opposed to convenience use, where cardholders pay off their entire balance each month, thereby avoiding periodic finance charges on their purchases—and upon other credit card-related services for which the cardholder pays a fee. Revenues from periodic finance charges and fees also depend on the types of charges and fees assessed on the credit card accounts. Accordingly, revenue will be affected by future changes in the types of charges and fees assessed on the accounts and on the types of additional accounts added from time to time. These revenues could be adversely affected by future changes in fees and charges assessed by WFBNA and other factors. See “WFBNA’s Credit Card Activities” in this prospectus.

A-I-10

We cannot provide any assurance that revenue experience for the Trust Portfolio in the future will be similar to the historical experience set forth below.

Revenue Collected Experience

Trust Portfolio

(Dollars in Thousands)

[•]-Month Period Ended Month DD, 20[•](1)
Average Principal Receivables(2)	$
Finance Charges (Interest and Fees) Collected(3)	$
Yield from Finance Charges Collected(4)%
Interchange	$
Yield from Interchange(4)%
Total Yield		%

(1)	The percentages reflected for this column are annualized figures. Annualized figures are not necessarily indicative of actual results for the entire year.
(2)	Average principal receivables is an average of the monthly average principal receivables outstanding for each month of the applicable period.
(3)	Collected finance charges are actual collections of interest and fees.
(4)	Yield percentages are calculated as the amount of the respective yield component divided by the average principal receivables for the applicable period.

Payment Rates

The following table sets forth the highest and lowest cardholder monthly principal payment rates with respect to the credit card accounts comprising the Trust Portfolio for any single month during [each]—[the] period shown and the average cardholder monthly principal payment rate for all months during [each]—[the] period shown. The actual monthly principal payment rate experience will vary month to month due to variations in cardholder charge and payment behavior. We cannot provide any assurance that cardholder monthly principal payment rates for the Trust Portfolio in the future will be similar to the historical experience set forth below. Moreover, because a pandemic such as COVID-19 has not occurred in recent years, historical cardholder monthly payment rates for the Representative Portfolio are likely to not be an accurate indicator of cardholder monthly payment rates for the Representative Portfolio in the future for so long as the effects of COVID-19 continue.

WFBNA’s billing and payment procedures are described under “WFBNA’s Credit Card Activities—Billing and Payments” in this prospectus.

A-I-11

Monthly Principal Payment Rates(1)

Trust Portfolio

[•]-Month Period Ended Month DD, 20[•]
Monthly Principal Payment Rate
Lowest Month	%
Highest Month	%
Monthly Average(2)%

(1)

Monthly principal payment rates are calculated as the amount of principal payments from cardholders received net of payments returned with respect to principal receivables during a month divided by the aggregate principal receivables balances at the beginning of the applicable month.

(2)	For each period presented, the average monthly principal payment rate for the period is calculated as the average of the monthly principal payment rates during such period.

The Receivables

The following tables summarize the Trust Portfolio by various criteria as of [the beginning of the day on][Month DD], 20[•]. References to “Total Receivables” in the following tables include both finance charge receivables and principal receivables. Because the future composition of the Trust Portfolio may change over time, these tables are not necessarily indicative of the composition of the Trust Portfolio at any specific time in the future.

Asset Profile

Trust Portfolio

Total receivables	$
Principal receivables	$
Finance charge receivables	$
Average receivable principal balance per account	$
Average credit limit per open account	$
Percentage of total receivable balance to the total credit limit		%
Average age of accounts in months
Total number of accounts
Percentage of cardholders who made at least the minimum payment as of their respective due date		%
Percentage of cardholders who paid their entire outstanding balance		%
Number of accounts with variable rates
Percentage of accounts assessed a variable rate periodic finance charge(1)%

(1)	Certain accounts have balances on both fixed and floating rate periodic finance charge.

A-I-12

Composition by Account Balance

Trust Portfolio

Account Balance	Accounts	Percentage of Total Accounts	Total Receivables	Percentage of Total Receivables
Credit Balance		%	$	%
No Balance[(1)]
Less than or equal to $5,000.00
$5,000.01 to $10,000.00
$10,000.01 to $15,000.00
$15,000.01 to $20,000.00
Over $20,000.00

Total		100.00%	$	100.00%

[(1)]	Accounts that currently have no balance are included because receivables may be generated with respect to those accounts in the future.

Composition by Credit Limit

Trust Portfolio

Credit Limit	Accounts	Percentage of Total Accounts	Total Receivables	Percentage of Total Receivables
Credit Balance		%	$	%
Less than or equal to $5,000.00
$5,000.01 to $10,000.00
$10,000.01 to $15,000.00
$15,000.01 to $20,000.00
Over $20,000.00

Total		100.00%	$	100.00%

Composition by Payment Status

Trust Portfolio

Days Contractually Delinquent	Accounts	Percentage of Total Accounts	Total Receivables	Percentage of Total Receivables
Current(1)		%	$	%
1 to 29 Days
30 to 59 Days
60 to 89 Days
90 to 119 Days
120 to 149 Days
150 to 179 Days
180 or more Days

Total		100.00%	$	100.00%

(1)	Includes accounts with no balance and credit balances.

A-I-13

Composition by Account Age

Trust Portfolio

Age	Accounts	Percentage of Accounts	Total Receivables	Percentage of Total Receivables
6 Months or Less		%	$	%
Over 6 Months to 12 Months
Over 12 Months to 24 Months
Over 24 Months to 36 Months
Over 36 Months to 48 Months
Over 48 Months to 60 Months
Over 60 Months

Total		100.00%	$	100.00%

Composition by Cardholder Billing Address

Trust Portfolio

Billing Address	Accounts	Percentage of Accounts	Total Receivables	Percentage of Total Receivables
[•]		%	$	%
[•]
[•]
[•]
[•]
Others

Total		100.00%	$	100.00%

Since the largest number of cardholders (based on billing address) whose accounts were included in the trust as of [Month DD], 20[•] were in [•], [•], [•], [•], and [•], adverse economic conditions affecting cardholders residing in these areas could affect timely payment of amounts due on those accounts and, accordingly, the actual rates of delinquencies and losses with respect to the Trust Portfolio.

FICO®:1 The following table sets forth the composition of the accounts and receivables comprising the Trust Portfolio by FICO® score ranges, to the extent available. A FICO® score is a measurement determined by Fair Isaac Corporation using information collected by the major credit bureaus to assess consumer credit risk. FICO® scores may change over time, depending on the conduct of the cardholder, including the cardholders’ usage of his or her available credit, and changes in credit score technology used by Fair Isaac Corporation.

WFBNA obtains, to the extent available, FICO® scores at the origination of each account and each month thereafter. In the following table, Total Receivables are determined as of [Month DD], 20[•], and FICO® scores are determined during the month of [Month] 20[•]. As a result of the COVID-19 pandemic, the Fair Credit Reporting Act was amended by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. These amendments provide for modified credit reporting when an accommodation under, or modification of, the terms of WFBNA’s credit card agreements with its cardholders occurs. As a result, accurate credit reporting may be delayed or modified. In response to the COVID-19 pandemic, beginning in March 2020, WFBNA implemented a client assistance program for its cardholders experiencing hardship from impacts of COVID-19, which includes payment deferrals for those cardholders. See “WFBNA’s Credit Card Activities—Collection Efforts.”

[1]	FICO® is a federally registered servicemark of Fair Isaac Corporation.

A-I-14

Composition by FICO® Score

Trust Portfolio

FICO Score	Accounts	Percentage of Accounts	Total Receivables	Percentage of Total Receivables
No Score		%	$	%
100 to 599
600 to 659
660 to 719
Over 720

Total		100.00%	$	100.00%

Data from an independent credit reporting agency, such as FICO® scores, is one of several factors that, if available, will be used by WFBNA in its credit scoring system to assess the credit risk associated with each applicant. See “WFBNA’s Credit Card Activities—Underwriting Procedures” in this prospectus. At the time of account origination, WFBNA will request information, including a FICO® score, from one or more independent credit bureaus. FICO® scores may be different from one bureau to another. For some cardholders, FICO® scores may be unavailable. FICO® scores are based on independent third-party information the accuracy of which cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the receivables in the Trust Portfolio. For information regarding the historical performance of the receivables in the Trust Portfolio, see “The Trust Portfolio—Delinquency and Loss Experience,” “—Revenue Experience,” and “—Payment Rates” above in this Annex I. For information regarding the historical performance of the receivables in the Representative Portfolio, see “The Representative Portfolio—Delinquency and Loss Experience,” “—Revenue Experience,” and “—Payment Rates” above in this Annex I.

Review of Receivables in the Trust Portfolio

General

As required by Rule 193 under the Securities Act of 1933, Funding has performed a review of the receivables in the Trust Portfolio and the disclosure relating to those receivables included in this prospectus, including the information relating to the receivables in the Trust Portfolio provided in Annex I to this prospectus. Funding used judgment to determine the scope of the review, and the completion of the review process required the application of a significant level of human diligence and judgment. The review was designed and effected to provide reasonable assurance that the disclosure regarding those receivables is accurate in all material respects.

The review process, which was conducted by Funding and its affiliates as described further below, involved (i) the review of information relating to the underwriting process and credit and risk controls for the related accounts, (ii) the periodic review of internal data systems, financial processes and controls, (iii) the review of quantitative information regarding the historical performance and current composition of the receivables presented in this prospectus and (iv) the review of qualitative or factual disclosure regarding the receivables presented in this prospectus.

A-I-15

Oversight of Underwriting, Credit and Risk Controls

The underwriting and credit authorization processes applicable to WFBNA’s accounts are described under “WFBNA’s Credit Card Activities—Underwriting Procedures” in this prospectus. WFBNA regularly monitors compliance with established underwriting and credit policies and procedures and risk controls, including monitoring, periodic review and validation of models that govern automated credit approval decisions as well as supplementary subjective review and approval policies. These policies, procedures and controls are overseen by committees at the board, management and line of business levels. These committees are responsible, among other things, for (i) approval of new or significant changes to WFBNA’s consumer credit policies; (ii) monitoring business credit risk metrics; (iii) establishing and ensuring adherence to operational risk limits for WFBNA; (iv) assessing consumer credit risk performance and asset quality against all business credit risk metrics, performance trends and key risk indicators; (v) identifying emerging risks impacting consumer credit risk; and (vi) reviewing key risk issues identified during internal audits, credit review, regulatory examinations and internal responses to these issues.

WFBNA relies, primarily, on models that apply statistical, economic, financial and mathematical techniques and assumptions to provide quantitative estimates contributive to WFBNA’s credit approval decisions. The design, development and use of these models by WFBNA are subject to oversight and review by model risk governance, appropriate line of business model risk officers and senior management. Model risk for WFBNA is responsible for establishing procedures that support WFBNA’s model risk strategy and verifying that required model risk controls, as specified by WFBNA’s policies and procedures, are implemented and maintained. Additionally, WFBNA conducts ongoing monitoring and periodic reviews to ensure that models are performing within the benchmarks established by corporate policies and procedures. WFBNA evaluates the results of model performance and works with the appropriate corporate committees to develop remediation plans for models that do not satisfy policy guidelines.

Independent risk teams are responsible for assessing the overall effectiveness of the risk management framework applicable to WFBNA and evaluating credit, operational, and model risk. These teams participate in governance routines and routinely test and evaluate WFBNA risk practices.

Internal Data Systems, Financial Processes and Controls

Funding’s review of the receivables in the Trust Portfolio is supported by WFBNA’s extensive control processes used in the day-to-day operation of its credit card business. These controls include financial reporting controls, regular monitoring, assessment and testing of key internal and third party business functions, including account origination, servicing and systems processing, and controls to verify compliance with procedures.

Monitoring of the accounts and receivables is effected through an integrated network of computer systems. These systems are used to verify that information about the accounts and receivables is accurately captured and securely maintained by WFBNA and its affiliates. The systems are periodically reviewed to provide reasonable assurance regarding the integrity, accuracy and completeness of the captured information. Data maintained by these computer systems facilitates management’s assessments of the accuracy and integrity of WFBNA’s account-level and pool asset data.

Quantitative Asset Pool Review

Funding and its affiliates use information generated by computer systems maintained by WFBNA and its subsidiaries to create reports used to populate the tables included in this prospectus. Funding, with the assistance of a third party, reviews the quantitative information on the Trust Portfolio presented in those tables to compare the data presented with the reports generated by WFBNA’s computer systems and certain recalculations are performed. Funding determined the nature, extent and timing of the review and the level of assistance provided by the third party. Funding assumes responsibility for the review and attributes all findings and conclusions of the review to itself.

A-I-16

Review of Qualitative or Factual Disclosure

Disclosure in this prospectus consisting of qualitative or factual information regarding the receivables in the Trust Portfolio was reviewed and approved by those officers and employees of Funding and its affiliates who are knowledgeable about such information.

Conclusion of Review

Funding has concluded that the review described above provides reasonable assurance that the disclosure regarding the receivables in the Trust Portfolio in this prospectus, including the information related to the receivables in the Trust Portfolio provided in Annex I to this prospectus, is accurate in all material respects.

Demands for Repurchases of Receivables in the Trust Portfolio

The transaction documents contain covenants requiring the repurchase of receivables from the issuing entity for the breach of a related representation or warranty as described under “The Transfer Agreement—Representations and Warranties” in this prospectus. None of the receivables securitized by WFBNA (the sponsor of the issuing entity) were the subject of a demand to repurchase or replace for a breach of such representations and warranties during the three-year period (or such shorter period of time as the issuing entity has been established and held receivables) ending on [___ __, 20__]. WFBNA, as securitizer, discloses all such demands for repurchase in its reports on Form ABS-15G filed with the SEC. [In accordance with SEC rules, WFBNA intends to file its Form ABS-15G with the SEC no later than [insert date that is the 45th day following the end of the calendar quarter in which the trust issues the Class [•](20[•]-[•]) notes].]—[WFBNA filed its most recent Form ABS-15G with the SEC on [_____]]. WFBNA’s Central Index Key (“CIK”) number is 0000740906.

A-I-17

Annex II

Static Pool Information

The information in this Annex II forms an integral part of the prospectus.

The Representative Portfolio and the Trust Portfolio

The following tables present delinquency, net loss rate, revenue and payment rate experience for the Representative Portfolio and the Trust Portfolio. Data is presented in separate increments based on the year of origination of the accounts, each an “origination year.”

As used in the tables, the date of origination of an account is generally the date the account became effective. The columns of historical performance show activity for all accounts originated in the same origination year through, or as of the end of, the period indicated, which is referred to in this Annex II as the “performance period.”

The primary assets of the issuing entity will consist of receivables generated from time to time in the Trust Portfolio, which have been selected from the Representative Portfolio based upon the eligibility criteria specified in the receivables purchase agreement and the transfer agreement applied with respect to the accounts as of their selection date. See “The Representative Portfolio and the Trust Portfolio” in Annex I to this prospectus and the definition of “Eligible Account” in the “Glossary of Defined Terms,” “The Receivables Purchase Agreement—Representations and Warranties,” and “The Transfer Agreement—Representations and Warranties” in this prospectus.

The composition of accounts and the concentration of certain accounts comprising each of the Representative Portfolio and the Trust Portfolio may be different and the performance metrics of the receivables related to the Representative Portfolio are not necessarily indicative of how the receivables in the Trust Portfolio will perform, and vice-versa. Consequently, delinquency, net loss rate, revenue, and payment rate experience with respect to the accounts in the Trust Portfolio may be different from that set forth below for the Representative Portfolio. There can be no assurance that the performance of receivables in the future will be similar to the historical experience set forth below.

The Representative Portfolio

WFBNA’s procedures for determining whether an account is contractually delinquent, including a description of its collection efforts with regard to delinquent accounts, and for charging off accounts are described under “WFBNA’s Credit Card Activities—Collection Efforts” in this prospectus. WFBNA’s billing and payment procedures are described under “WFBNA’s Credit Card Activities—Billing and Payments” in this prospectus.

A-II-1

30+ Days Contractually Delinquent(1)

Representative Portfolio

Origination Year	As of Month DD,	As of December 31,
	20[•]	20[•]	20[•]	20[•]	20[•]	20[•]

2020 Originations
2019 Originations	%
2018 Originations	%	%
2017 Originations	%	%	%
2016 Originations	%	%	%	%
2015 Originations	%	%	%	%	%
2014 Originations	%	%	%	%	%	%
2013 Originations	%	%	%	%	%	%
2012 Originations	%	%	%	%	%	%
2011 Originations	%	%	%	%	%	%
2010 and Older Originations	%	%	%	%	%	%

(1)

The delinquency rate for any performance period is the result of dividing the total amount of receivables that are 30 or more days past due as of the end of such performance period by the total receivable balance as of the end of such performance period.

90+ Days Contractually Delinquent(1)

Representative Portfolio

Origination Year	As of Month DD,	As of December 31,
	20[•]	20[•]	20[•]	20[•]	20[•]	20[•]

2020 Originations
2019 Originations	%
2018 Originations	%	%
2017 Originations	%	%	%
2016 Originations	%	%	%	%
2015 Originations	%	%	%	%	%
2014 Originations	%	%	%	%	%	%
2013 Originations	%	%	%	%	%	%
2012 Originations	%	%	%	%	%	%
2011 Originations	%	%	%	%	%	%
2010 and Older Originations	%	%	%	%	%	%

(1)

The delinquency rate for any performance period is the result of dividing the total amount of receivables that are 90 or more days past due as of the end of such performance period by the total receivable balance as of the end of such performance period.

A-II-2

Net Loss Rate(1)

Representative Portfolio

Origination Year	[•]-Month Period Ended Month DD,	Year Ended December 31,
	20[•](2)	20[•]	20[•]	20[•]	20[•]	20[•]

2020 Originations
2019 Originations	%
2018 Originations	%	%
2017 Originations	%	%	%
2016 Originations	%	%	%	%
2015 Originations	%	%	%	%	%
2014 Originations	%	%	%	%	%	%
2013 Originations	%	%	%	%	%	%
2012 Originations	%	%	%	%	%	%
2011 Originations	%	%	%	%	%	%
2010 and Older Originations	%	%	%	%	%	%

(1)

Net loss rate for any performance period is the total amount of net charge-offs during the period divided by the average principal receivable balance for such period. Net charge-offs are an amount equal to gross charge-offs minus recoveries, each for the applicable performance period.

Gross charge-offs consist of charge offs of principal receivables before recoveries and do not include any charge offs of finance charge receivables or the amount of any reductions in receivables due to fraud, returned goods, customer disputes or other miscellaneous adjustments. If accrued finance charge receivables that have been written off were included in gross charge-offs, gross charge-offs would be higher as an absolute number and as a percentage of the average principal receivables outstanding during the performance period indicated.

Recoveries are collections received in respect of charged-off accounts during the period indicated and are treated as collections of finance charge receivables.
(2)	The percentages reflected for this column are annualized figures. Annualized figures are not necessarily indicative of actual results for the entire year.

A-II-3

Revenue Experience(1)

Representative Portfolio

Origination Year	[•]-Month Period Ended Month DD,	Year Ended December 31,
	20[•](2)	20[•]	20[•]	20[•]	20[•]	20[•]

2020 Originations
2019 Originations	%
2018 Originations	%	%
2017 Originations	%	%	%
2016 Originations	%	%	%	%
2015 Originations	%	%	%	%	%
2014 Originations	%	%	%	%	%	%
2013 Originations	%	%	%	%	%	%
2012 Originations	%	%	%	%	%	%
2011 Originations	%	%	%	%	%	%
2010 and Older Originations	%	%	%	%	%	%

(1)

Revenue experience rate for any performance period is the result of dividing finance charges (interest and fees) net of reversals plus finance charge recoveries and interchange during the period by the average principal receivable balance for such period.

Beginning [•], monthly revenue is calculated as finance charges collected. Prior to that date, monthly revenue is calculated as finance charges assessed. Assessed finance charges are amounts assessed on customer billing statements net of reversals, minus finance charges that defaulted during the applicable period. Collected finance charges are actual collections of interest and fees. As a result, there are limitations to any comparison of the Revenue Experience data presented for periods before and after [•].

(2)	The percentages reflected for this column are annualized figures. Annualized figures are not necessarily indicative of actual results for the entire year.

A-II-4

Monthly Payment Rate(1)

Representative Portfolio

Origination Year	[•]-Month Period Ended Month DD,	Year Ended December 31,
	20[•]	20[•]	20[•]	20[•]	20[•]	20[•]

2020 Originations
2019 Originations	%
2018 Originations	%	%
2017 Originations	%	%	%
2016 Originations	%	%	%	%
2015 Originations	%	%	%	%	%
2014 Originations	%	%	%	%	%	%
2013 Originations	%	%	%	%	%	%
2012 Originations	%	%	%	%	%	%
2011 Originations	%	%	%	%	%	%
2010 and Older Originations	%	%	%	%	%	%

(1)

Monthly payment rate for any performance period is the average of the monthly payment rates in such performance period. Monthly payment rates are calculated as payments received net of payments returned with respect to receivables during a month divided by the aggregate receivables balances at the beginning of the applicable month.

Beginning [•], monthly payment rate is calculated using principal payments collected as a percentage of the aggregate beginning of month principal balances. Prior to that date, monthly payment rate is calculated using total payments as a percentage of the aggregate beginning of month total balances. As a result, there are limitations to any comparison of the payment rate data presented for periods before and after [•].

A-II-5

The Trust Portfolio

WFBNA’s procedures for determining whether an account is contractually delinquent, including a description of its collection efforts with regard to delinquent accounts, and for charging off accounts are described under “WFBNA’s Credit Card Activities—Collection Efforts” in this prospectus. WFBNA’s billing and payment procedures are described under “WFBNA’s Credit Card Activities—Billing and Payments” in this prospectus.

30+ Days Contractually Delinquent(1)

Trust Portfolio

Origination Year	As of Month DD, 20[•]
2020 Originations
2019 Originations
2018 Originations	%
2017 Originations	%
2016 Originations	%
2015 Originations	%
2014 and Older Originations	%

(1)

The delinquency rate for any performance period is the result of dividing the total amount of receivables that are 30 or more days past due as of the end of such performance period by the total receivable balance as of the end of such performance period.

90+ Days Contractually Delinquent(1)

Trust Portfolio

Origination Year	As of Month DD, 20[•]
2020 Originations
2019 Originations
2018 Originations	%
2017 Originations	%
2016 Originations	%
2015 Originations	%
2014 and Older Originations	%

(1)

The delinquency rate for any performance period is the result of dividing the total amount of receivables that are 90 or more days past due as of the end of such performance period by the total receivable balance as of the end of such performance period.

A-II-6

Net Loss Rate(1)

Trust Portfolio

Origination Year	[•]-Month Period Ended Month DD, 20[•](2)
2020 Originations
2019 Originations
2018 Originations	%
2017 Originations	%
2016 Originations	%
2015 Originations	%
2014 and Older Originations	%

(1)

Net loss rate for any performance period is the total amount of net charge-offs during the period divided by the average principal receivable balance for such period. Net charge-offs are an amount equal to gross charge-offs minus recoveries, each for the applicable performance period.

Gross charge-offs consist of charge offs of principal receivables before recoveries and do not include any charge offs of finance charge receivables or the amount of any reductions in receivables due to fraud, returned goods, customer disputes or other miscellaneous adjustments. If accrued finance charge receivables that have been written off were included in gross charge-offs, gross charge-offs would be higher as an absolute number and as a percentage of the average principal receivables outstanding during the performance period indicated.

Recoveries are collections received in respect of charged-off accounts during the period indicated and are treated as collections of finance charge receivables.
(2)	The percentages reflected for this column are annualized figures. Annualized figures are not necessarily indicative of actual results for the entire year.

Revenue Experience(1)

Trust Portfolio

Origination Year	[•]-Month Period Ended Month DD, 20[•](2)
2020 Originations
2019 Originations
2018 Originations	%
2017 Originations	%
2016 Originations	%
2015 Originations	%
2014 and Older Originations	%

(1)

Revenue experience rate for any performance period is the result of dividing finance charges (interest and fees) collected net of reversals plus finance charge recoveries and interchange during the period by the average principal receivable balance.

(2)	The percentages reflected for this column are annualized figures. Annualized figures are not necessarily indicative of actual results for the entire year.

A-II-7

Monthly Principal Payment Rate(1)

Trust Portfolio

Origination Year	[•]-Month Period Ended Month DD, 20[•]
2020 Originations
2019 Originations
2018 Originations	%
2017 Originations	%
2016 Originations	%
2015 Originations	%
2014 and Older Originations	%

(1)

Monthly payment rate for any performance period is the average of the monthly payment rates in such performance period. Monthly payment rates are calculated as principal payments received net of payments returned with respect to principal receivables during a month divided by the aggregate principal receivables balances at the beginning of the applicable month.

A-II-8

Annex III

Outstanding Series, Classes and Tranches of Notes

The information provided in this Annex III is an integral part of the prospectus, and is incorporated by reference into the prospectus.

WFCardSeries

Class A Notes

Class A	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Expected Principal Payment Date	Legal Maturity Date
Class A(20[•]-[•])	[•]/[•]/[•]	$ [•]	[•]%	[•]	[•]

A-III-1

WFCardSeries

Class B Notes

Class B	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Expected Principal Payment Date	Legal Maturity Date
Class B(20[•]-[•])	[•]/[•]/[•]	$ [•]	[•]%	[•]	[•]

A-III-2

WFCardSeries

Class C Notes

Class C	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Expected Principal Payment Date	Legal Maturity Date
Class C(20[•]-[•])	[•]/[•]/[•]	$ [•]	[•]%	[•]	[•]

A-III-3

WFCardSeries

Class D Notes

Class D	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Expected Principal Payment Date	Legal Maturity Date
Class D(20[•]-[•])	[•]/[•]/[•]	$ [•]	[•]%	[•]	[•]

A-III-4

Wells Fargo Bank, National Association

Sponsor, Servicer, Calculation Agent and Originator

WF Card Funding, LLC

Transferor and Depositor

WF Card Issuance Trust

Issuing Entity

WFCardSeries

$[•]

Class [•](20[•]-[•]) Notes

PROSPECTUS

Underwriters

Wells Fargo Securities, LLC

[•]

[•]

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the notes in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on its cover.

Dealers will deliver a prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, until the date which is 90 days after the date of this prospectus, all dealers selling the notes will deliver a prospectus. Such delivery obligations may be satisfied by filing this prospectus with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.	Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder, including the asset-backed securities being carried forward, other than underwriting discounts and commissions.

Registration Fee		$109.10
Printing and Engraving Expenses	$	[•]*
Trustee’s Fees and Expenses	$	[•]*
Legal Fees and Expenses	$	[•]*
Blue Sky Fees and Expenses	$	[•]*
Accountants’ Fees and Expenses	$	[•]*
Rating Agency Fees	$	[•]*
Miscellaneous Fees and Expenses	$	[•]*

Total	$	[•]*

*	To be provided by amendment.

Item 13.	Indemnification of Directors and Officers.

Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The Registrant was formed under the laws of the State of Delaware. The limited liability company agreement of the Registrant provides, in effect, that, subject to certain limited exceptions, it will indemnify its members, officers, directors, employees and agents of the Registrant, and employees, representatives, agents and affiliates of its members (collectively, the “Covered Persons”), to the fullest extent permitted by applicable law, for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the limited liability company agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person’s gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the limited liability company agreement by the Registrant shall be provided out of and to the extent of Registrant assets only, and the members shall not have personal liability on account thereof; and provided further, that so long as any indebtedness, liabilities and obligations of the Registrant under or in connection with the other Basic Documents (as defined in the Limited Liability Company Agreement of the Depositor, included as Exhibit 3.1 to this Registration Statement) or any related document in effect as of any date of determination, is outstanding, no indemnity payment from funds of the Registrant (as distinct from funds from other sources, such as insurance) of any indemnity under the limited liability company agreement shall be payable from amounts allocable to any other person pursuant to the Basic Documents.

To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Registrant prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Registrant of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the limited liability company agreement.

A Covered Person shall be fully protected in relying in good faith upon the records of the Registrant and upon such information, opinions, reports or statements presented to the Registrant by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Registrant, including information, opinions, reports or statements as to the value and amount of the assets or liabilities of the Registrant, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

To the fullest extent permitted by applicable law, a Covered Person acting under the limited liability company agreement shall not be liable to the Registrant or to any other person bound by the limited liability company agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the limited liability company agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person’s gross negligence or willful misconduct.

The provisions of the limited liability company agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the parties to the limited liability company agreement to replace such other duties and liabilities of such Covered Person.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Each underwriting agreement will generally provide that the underwriter will indemnify the Registrant and its directors, officers and controlling parties against specified liabilities, including liabilities under the Securities Act of 1933 relating to certain information provided or actions taken by the underwriter. The Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 14.	Exhibits

Exhibit Index

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Limited Liability Company Agreement of WF Card Funding, LLC*

4.1	Form of Receivables Purchase Agreement*

4.2	Form of Indenture*

4.3	Form of WFCardSeries Indenture Supplement*

4.4	Form of Servicing Agreement*

4.5	Form of Transfer Agreement*

4.6	Form of Trust Agreement of the WF Card Issuance Trust*

4.7	Form of Notes (included as exhibits to Exhibit 4.3)*

4.8	Form of Asset Representation and Review Agreement*

5.1	Opinion of Richards, Layton & Finger, P.A., with respect to legality of the Notes*

8.1	Opinion of Chapman and Cutler LLP with respect to tax matters*

23.1	Consents of Richards, Layton & Finger, P.A. (included in its opinion filed as Exhibits 5.1)*

23.2	Consent of Chapman and Cutler LLP (included in its opinion filed as Exhibit 8.1)*

24.1	Powers of Attorney (included on page II-7)

25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of U.S. Bank National Association, as Indenture Trustee under the Indenture*

36.1	Form of Certification for Shelf Offerings of Asset-Backed Securities*

* To be provided by amendment.

Item 15.	Undertakings

(a)	Rule 415 Offering.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-1, Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement on Form S-3, Form SF-3 or Form F-3, is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement; and

(B) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if this Registration Statement is for an offering of asset-backed securities on Form SF-1 or Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430D:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) Filings Incorporating Subsequent Exchange Act Documents by Reference.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Request for Acceleration of Effective Date or Filing of Registration Statement Becoming Effective Upon Filing.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlotte, North Carolina on December 21, 2020.

WF Card Funding, LLC
(Registrant)

Acting solely in its capacity as depositor of
WF Card Issuance Trust

By:	/s/ Le Roy Davis
	Name:	Le Roy Davis
	Title:	President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jennifer Madara his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his or her own name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this Registration Statement and any or all other documents in connection therewith, and any registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on December 21, 2020 by the following persons in the capacities indicated.

Signature	Title

/s/ Le Roy Davis	President, Director
Le Roy Davis	(Principal Executive Officer)

/s/ Jennifer Madara	Treasurer, Director
Jennifer Madara	(Principal Financial Officer and Principal Accounting Officer)

/s/ Orlando Figueroa	Orlando Figueroa
Orlando Figueroa	Director